Filed pursuant to Rule 424(b)(3)
Registration No. 333-258018
PLAYSTUDIOS, Inc.
Up to 97,184,288 Shares of Class A Common Stock
Up to 10,996,631 Shares of Class A Common Stock Issuable Upon Exercise of Warrants
Up to 3,821,667 Warrants
This prospectus relates to the issuance by us of up to an aggregate of 10,996,631 shares of our Class A common stock, $0.0001 par value per share (the “Class A common stock”), which consists of (i) up to 7,174,964 shares of our Class A common stock that are issuable upon the exercise of 7,174,964 warrants (the “Public Warrants”) originally issued in the initial public offering of Acies Acquisition Corp. (“Acies”) by the holders thereof and (ii) up to 3,821,667 shares of Class A common stock that are issuable upon the exercise of 3,821,667 warrants originally issued in a private placement in connection with the initial public offering of Acies (the “Private Placement Warrants”, and together with the Public Warrants, the “Warrants”). We will receive the proceeds from any exercise of any Warrants for cash.
This prospectus also relates to the offer and sale from time to time by the selling Securityholders named in this prospectus (the “Selling Securityholders”) of (i) up to 97,184,288 shares of Class A common stock, including up to 10,693,624 shares of Class A common stock issuable as Earnout Shares (as defined herein) and 1,444,962 shares of Class A common stock issuable upon the exercise of 1,444,962 options to purchase shares of Class A common stock (the “Class A Option Shares”) and (ii) 3,821,667 Private Placement Warrants. The shares of Class A common stock being registered include 21,348,205 shares of Class A common stock issuable upon conversion of: (i) 16,130,300 shares of our Class B common stock, par value $0.0001 per share (the “Class B common stock” and, together with the Class A common stock, our “common stock”), issued to Andrew S. Pascal, our Chairman of the Board and Chief Executive Officer, or certain affiliates of Mr. Pascal, (ii) 3,026,112 shares of Class B common stock issuable as Earnout Shares, and (iii) 2,191,793 shares of Class B common stock issuable upon the exercise of 2,191,793 options to purchase shares of Class B common stock (the “Class B Option Shares”, and together with the Class A Option Shares, the “Option Shares”). We will not receive any proceeds from the sale of shares of common stock or Private Placement Warrants by the Selling Securityholders pursuant to this prospectus.
The rights of the holders of Class A common stock and Class B common stock are identical, except with respect to voting and conversion. Each share of Class A common stock is entitled to one vote per share. Each share of Class B common stock is entitled to twenty votes per share and is convertible into one share of Class A common stock. Outstanding shares of Class B common stock, all of which are held by Mr. Pascal and certain of his affiliates, represent approximately 74.6% of the voting power of our outstanding capital stock as of March 23, 2022.
We are registering the securities for resale pursuant to the Selling Securityholders’ registration rights under certain agreements between us and the Selling Securityholders. Our registration of the securities covered by this prospectus does not mean that the Selling Securityholders will offer or sell any of the shares of Class A common stock or Private Placement Warrants. The Selling Securityholders may offer, sell or distribute all or a portion of their shares of Class A common stock or Private Placement Warrants publicly or through private transactions at prevailing market prices or at negotiated prices. We provide more information about how the Selling Securityholders may sell the shares of Class A common stock or Private Placement Warrants in the section titled “Plan of Distribution.”
We are an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933, as amended (the “Securities Act”), and are subject to reduced public company reporting requirements. This prospectus complies with the requirements that apply to an issuer that is an emerging growth company.
Our Class A common stock is currently listed on The Nasdaq Global Market (“Nasdaq”) under the symbol “MYPS”, and our Public Warrants are currently listed on the Nasdaq under the symbol “MYPSW”. On March 23, 2022, the closing price of our Class A common stock was $4.66 and the closing price for our Public Warrants was $0.84.
See the section titled “Risk Factors” beginning on page 15 of this prospectus to read about factors you should consider before buying our securities.

Neither the United States Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is March 23, 2022.

This prospectus is part of a registration statement that we have filed with the SEC pursuant to which the Selling Securityholders named herein may, from time to time, offer and sell or otherwise dispose of the securities covered by this prospectus. Neither we nor the Selling Securityholders have authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any prospectus supplements or free writing prospectuses we have prepared. Neither we nor the Selling Securityholders take responsibility for, or can provide assurance as to the reliability of, any other information that others may give you. You should not assume that the information in this prospectus or any applicable prospectus supplement or free writing prospectus is accurate as of any date other than the date of the applicable document, regardless of the time of delivery of this prospectus or any other document or the sale of any Class A common stock or Warrants. Since the date of this prospectus or any prospectus supplement or free writing prospectus, or any documents incorporated by reference herein and therein, our business, financial condition, results of operations and prospects may have changed. It is important for you to read and consider all information contained in this prospectus or any prospectus supplement or free writing prospectus, including the documents incorporated by reference herein and therein, in making any investment decision. You should also read and consider the information in the documents to which we have referred you under the caption “Where You Can Find More Information” in this prospectus.
We are not, and the Selling Securityholders are not, making an offer to sell these securities in any jurisdiction where an offer or sale is not permitted.

ABOUT THIS PROSPECTUS
On June 21, 2021 (the “Closing Date”), Acies consummated a business combination (the “Business Combination”) with PlayStudios, Inc., a Delaware corporation (“Old PLAYSTUDIOS”), pursuant to the Agreement and Plan of Merger, dated as of February 1, 2021 (the “Merger Agreement”), by and among Acies, Catalyst Merger Sub I, Inc., a Delaware corporation and a direct wholly owned subsidiary of Acies (“First Merger Sub”), Catalyst Merger Sub II, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of Acies (“Second Merger Sub”), and Old PLAYSTUDIOS. In connection with the closing of the Business Combination (the “Closing”), Old PLAYSTUDIOS merged with First Merger Sub with Old PLAYSTUDIOS surviving the member (the “First Merger”). Immediately thereafter, and as part of an integrated transaction with the First Merger, Old PLAYSTUDIOS then merged with Second Merger Sub, with Second Merger Sub surviving the merger. As part of the Closing, Acies changed its name to PLAYSTUDIOS, Inc and Second Merger Sub changed its name to PLAYSTUDIOS US, LLC. PLAYSTUDIOS, Inc. is continuing the existing business operations of Old PLAYSTUDIOS as a publicly traded company.
Unless the context indicates otherwise, references in this prospectus to the “Company,” “PLAYSTUDIOS,” “we,” “us,” “our” and similar terms refer to PLAYSTUDIOS, Inc. (f/k/a Acies Acquisition Corp.) and its consolidated subsidiaries. References to “Acies” refer to our predecessor company prior to the consummation of the Business Combination.
This prospectus is part of a registration statement on Form S-1 that we filed with the SEC using the “shelf” registration process. Under this shelf registration process, the Selling Securityholders may, from time to time, sell the securities offered by them described in this prospectus. We will not receive any proceeds from the sale by such Selling Securityholders of the securities offered by them described in this prospectus. This prospectus also relates to the issuance by us of the shares of Class A common stock issuable upon the exercise of the Warrants. We will not receive any proceeds from the sale of shares of Class A common stock underlying the Warrants pursuant to this prospectus, except with respect to amounts received by us upon the exercise of the Warrants for cash.

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS
This prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). We have based these forward-looking statements on our current expectations and projections about future events. All statements, other than statements of present or historical fact included in this prospectus, about our future financial performance, strategy, expansion plans, future operations, future operating results, estimated revenues, losses, projected costs, prospects, plans and objectives of management are forward-looking statements. Any statements that refer to projections, forecasts, or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “could,” “would,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “continue,” “goal,” “project,” or the negative of such terms or other similar expressions.
Forward-looking statements in this prospectus include, but are not limited to, statements about:
•our business strategy and market opportunity;
•our future financial performance, including our expectations regarding our revenue, cost of revenue, gross profit or gross margin, operating expenses (including changes in sales and marketing, research and development, and general and administrative expenses) and profitability;
•market acceptance of our games;
•our ability to raise financing in the future and the global credit and financial markets;
•factors relating to our business, operations, financial performance, and our subsidiaries, including:
◦changes in the competitive and regulated industries in which we operate, variations in operating performance across competitors, and changes in laws and regulations affecting our business;
◦our ability to implement business plans, forecasts and other expectations, and identify and realize additional opportunities; and
◦the impact of the COVID-19 pandemic (including existing and possible future variants);
•our ability to maintain relationships with our platforms, such as the Apple App Store, Google Play Store, Amazon Appstore, and Facebook;
•the accounting for our outstanding warrants to purchase shares of Class A common stock;
•our ability to develop, maintain, and improve our internal control over financial reporting;
•our ability to maintain, protect and enhance our intellectual property rights;
•our ability to successfully defend litigation brought against us;
•our ability to successfully close and integrate acquisitions to contribute to our growth objectives;
•our success in retaining or recruiting, or changes required in, our officers, key employees or directors; and
•the impact of the COVID-19 pandemic (including existing and possible future variants as well as vaccinations) on our business.
These forward-looking statements are based on our current plans, estimates, and projections in light of information currently available to us, and are subject to known and unknown risks, uncertainties, and assumptions about us, including those described under the heading “Risk Factors” in this prospectus, that may cause our actual results, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by such forward-looking statements. In addition, the risks described under the heading “Risk Factors” are not exhaustive. New risk factors emerge from time to time, and it is not possible to predict all such risk factors, nor can we assess the impact of all such risk factors on our business or the extent to which any risk factor or combination of risk factors may cause actual results to differ materially from those contained in any forward-looking statements. Forward-looking statements are also not guarantees of performance. You should not put undue reliance on any forward-looking statements, which speak only as of the date hereof. Except as otherwise required by applicable law, we disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this prospectus whether as a result of new information, future events, or otherwise. Additional cautionary statements or discussions of risks and uncertainties that could affect our results or the achievement of the expectations described in forward-looking statements may also be contained in any accompanying prospectus supplement.

You should read this prospectus and any accompanying prospectus supplement completely and with the understanding that our actual future results, levels of activity, and performance as well as other events and circumstances may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

SUMMARY
This summary highlights selected information appearing elsewhere in this prospectus. Because it is a summary, it may not contain all of the information that may be important to you. Before making your investment decision with respect to our securities, you should read this entire prospectus carefully, including the information set forth under the section titled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements.

PLAYSTUDIOS — The Power of Play
We are a developer and publisher of free-to-play casual games for mobile and social platforms each of which incorporate our unique playAWARDS loyalty program. Over our ten-year history, we developed a portfolio of free-to-play social casino games that are considered to be among the most innovative and unique in the genre. They include the award-winning POP! Slots, myVEGAS Slots, my KONAMI Slots, myVEGAS Blackjack, MyVEGAS Bingo, MGM Slots Live and Tetris. Our games are based on original content, real-world slot game content, as well as third-party licensed brands and are downloadable and playable for free on multiple social and mobile-based platforms, including the Apple App Store, Google Play Store, Amazon Appstore, and Facebook.
Each of our games is powered by our proprietary playAWARDS program and incorporates loyalty points that are earned by players as they engage with our games. During the year ended December 31, 2021, these loyalty points could have been exchanged for real-world rewards from over 95 awards partners representing more than 265 hospitality, entertainment, and leisure brands across 17 countries and four continents. The rewards are provided by our collection of awards partners, all of whom provide their rewards at no cost to us, in exchange for product integration, marketing support, and participation in our loyalty program. The program is enabled by our playAWARDS platform which consists of a robust suite of tools that enable our awards partners to manage their rewards in real time, measure the value of our players’ engagement, and gain insight into the effectiveness and value they derive from the program. Through our self-service platform, awards partners can launch new rewards, make changes to existing offers, and in real time see how players are engaging with their brands. The platform tools also provide awards partners the ability to measure the off-line value our players generate as consumers and patrons of their real-world establishments.

Background
We were originally known as Acies Acquisition Corp. On the Closing Date, Acies consummated the Business Combination with Old PLAYSTUDIOS, pursuant to the Merger Agreement. In connection with the Closing, we changed our name from Acies to PLAYSTUDIOS, Inc. We are continuing the existing business operations of Old PLAYSTUDIOS as a publicly traded company.
Upon the Closing, Acies’ ordinary shares, warrants and units ceased trading, and shares of our Class A common stock and Public Warrants began trading on the Nasdaq under the symbols “MYPS,” and “MYPSW,” respectively.

Corporate Information
Acies was incorporated on August 14, 2020 as a Cayman Islands exempted company and incorporated for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization, or similar business combination with one or more businesses. Acies completed its initial public offering in October 2020 (the “IPO”). On June 21, 2021, Acies consummated the Business Combination with Old PLAYSTUDIOS pursuant to the Merger Agreement. In connection with the Closing, we changed our name from Acies to PLAYSTUDIOS, Inc.
Our principal executive office is located at 10150 Covington Cross Drive, Las Vegas, Nevada 89144. Our telephone number is (725) 877-7000. Our website address is www.playstudios.com. Information contained on our website or connected thereto does not constitute part of, and is not incorporated by reference into, this prospectus or the registration statement of which it forms a part.

Summary Risk Factors
In evaluating a potential investment in our Class A common stock, you should carefully read this prospectus, including the exhibits, and especially review and consider the risk factors set forth under the section titled “Risk Factors” beginning on page 15 of this prospectus. Among these important risks are the following:
•Our business will suffer if we are unable to entertain our players, develop new games and improve the experience of our existing games.
•If we are able to develop new games and features that achieve success, it is possible that these new games and features could divert players of our other existing games without growing our overall player base, which could harm operating results.
•We believe that our players’ level of engagement with our games is partly based on playAWARDS, our real-world rewards loyalty program. If we fail to expand and diversify our playAWARDS program, in particular given the current restrictions imposed by the COVID-19 pandemic and variants thereof, our business may suffer.
•Our industry is very competitive. If players prefer our competitors’ games over our own, our operating results could suffer.
•We rely on a small portion of our total players for a substantial amount of our revenue and if we fail to grow our player base, or if player engagement declines, our revenue and operating results will be harmed.
•We rely on third-party platforms such as the Apple App Store, Google Play Store, Amazon Appstore, and Facebook to distribute our games and collect revenues generated on such platforms and rely on third-party payment service providers to collect revenues generated on our own platforms.
•If we do not successfully invest in, establish and maintain awareness of our brands and games, if we incur excessive expenses promoting and maintaining our brands or our games, or if our games contain defects, our business, financial condition, results of operations, or reputation could be harmed.
•Our ability to acquire and maintain licenses to intellectual property may affect our revenue and profitability. Competition for these licenses may make them more expensive and increase our costs.
•We rely on information technology and other systems and platforms, and any failures, errors, defects, or disruptions in our or our vendors’ or other partners’ systems or platforms could diminish our brand and reputation, subject us to liability, disrupt our business, impact our games and related software applications, affect our ability to scale our technical infrastructure, and adversely affect our operating results and growth prospects.
•We may be subject to future litigation in the operation of our business. An adverse outcome in one or more proceedings could adversely affect our business.
•We are subject to laws and regulations concerning data privacy, information security, data protection, and consumer protection, and these laws and regulations are continually evolving. Our actual or perceived failure to comply with these laws and regulations could harm our business.
•The dual class structure of our common stock has the effect of concentrating voting power with Andrew Pascal, our Chairman of the Board and Chief Executive Officer, which limits an investor’s ability to influence the outcome of important transactions, including a change in control.
•Warrants will become exercisable for our Class A common stock and Earnout Shares and Sponsor Shares may become issuable or vest, each of which would increase the number of shares eligible for future resale in the public market and result in dilution to our stockholders.
•The price of our Class A common stock and Public Warrants may be volatile.
•We do not intend to pay cash dividends for the foreseeable future.
•Future resales of our common stock may cause the market price of our securities to drop significantly, even if our business is doing well.
•Delaware law and our organizational documents contain certain provisions, including anti-takeover provisions, that limit the ability of stockholders to take certain actions and could delay or discourage takeover attempts that stockholders may consider favorable.

Emerging Growth Company
We are currently an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act, and we have taken advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. Further, section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies, but any such election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with certain other public companies difficult or impossible because of the potential differences in accounting standards used.
We will remain an emerging growth company until the earlier of: (i) the last day of the fiscal year (a) following the fifth anniversary of the closing of Acies’ IPO, (b) in which we have total annual gross revenue of at least $1.07 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common equity that is held by non-affiliates exceeds $700 million as of the end of the prior fiscal year’s second fiscal quarter; and (ii) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period. References herein to “emerging growth company” shall have the meaning associated with it in the JOBS Act.

Controlled Company Exemption
Mr. Pascal and his affiliates (the “Founder Group”) are the beneficial owners of all the outstanding shares of our Class B common stock and, as such, control more than 50% of the voting power of our common stock. As a result, we are a “controlled company” within the meaning of the Nasdaq’s listing standards of which the Founder Group has the power to elect a majority of our directors. Pursuant to the Nasdaq’s listing standards, as a controlled company, we may elect not to comply with certain corporate governance standards, including the requirements: (i) that a majority of the Board of Directors consist of independent directors, (ii) that the Board of Directors have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities and (iii) that the Board of Directors have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities. If we cease to be a “controlled company” and our shares continue to be listed on the Nasdaq, we will be required to comply with these standards and, depending on the Board of Directors’ independence determination with respect to our then-current directors, we may be required to add additional directors to the Board of Directors in order to achieve such compliance within the applicable transition periods. Although as of the date of this prospectus, we do not utilize any of these exemptions, we may elect to utilize one or more of these exemptions for so long as we remain a “controlled company.” Accordingly, you may not have the same protections afforded to stockholders of companies that are subject to all of these corporate governance requirements. See “Risk Factors—General Risks Factors—Because we are a “controlled company” within the meaning of the Nasdaq rules, our stockholders may not have certain corporate governance protections that are available to stockholders of companies that are not controlled companies.”

THE OFFERING
Issuer	PLAYSTUDIOS, Inc.
Issuance of Class A Common Stock
Shares of Class A Common Stock Offered by Us	10,996,631 shares of Class A common stock, consisting of 10,996,631 shares of Class A common stock that are issuable upon the exercise of 10,996,631 Warrants by the holders thereof.
Shares of Class A Common Stock Outstanding Prior to Exercise of All Warrants	110,274,064 shares
Shares of Class A Common Stock Outstanding Assuming Exercise of All Warrants	121,270,695 shares
Share of Class B Common Stock Outstanding
16,130,300 shares (each share of our Class B common stock has twenty (20) votes per share and is convertible at the option of the holder to one share of Class A common stock; the outstanding shares of Class B common stock are not included in the number of outstanding shares of our Class A common stock).

Exercise Price of Warrants	$11.50 per share, subject to adjustment as described herein.
Use of Proceeds
We will receive up to an aggregate of approximately $126.5 million from the exercise of the Warrants, assuming the exercise in full of all of the Warrants for cash. We intend to use the proceeds from the exercise of the Warrants for general corporate purposes, which may include capital expenditures, investments, and working capital. In addition, from time to time in the past we have considered, and we continue to consider, acquisitions and strategic transactions, and we also may use such proceeds for such purposes. See “Use of Proceeds.”

Resale of Class A Common Stock and Private Placement Warrants
Share of Class A Common Stock Offered by the Selling Securityholders
97,184,288 shares of Class A common stock (including up to 10,693,624 shares of Class A common stock issuable as Earnout Shares and 3,636,755 shares of Class A common stock issuable as Option Shares). This includes 16,130,300 outstanding shares of Class B Common Stock, 3,026,112 Earnout Shares of Class B common stock and 2,191,793 Class B Option Shares.

Private Placement Warrants Offered by the Selling Securityholders	3,821,667 Private Placement Warrants.
Use of Proceeds	We will not receive any proceeds from the sale of shares of our Class A common stock or Private Placement Warrants by the Selling Securityholders.
Lock-up Restrictions
Certain of our stockholders are subject to certain
restrictions on transfer until the termination of applicable lock-up periods. See “Description of Our Securities — General — Common Stock — Lock-up Restrictions” for further discussion

Market for Class A Common Stock and Warrants	Our Class A common stock is listed on the Nasdaq under the symbol “MYPS,” and our Public Warrants are listed on the Nasdaq under the symbol “MYPSW”.
Risk Factors	See “Risk Factors” and other information included in this prospectus for a discussion of factors you should consider before investing in our securities.

The 110,274,064 outstanding shares of our Class A common stock and 16,130,300 outstanding shares of our Class B common stock is calculated as of February 25, 2022 and excludes:
•10,996,631 shares of our Class A common stock issuable from the exercise of Warrants outstanding as of February 25, 2022, each with an exercise price of $11.50 per share;
•11,973,888 Earnout Shares of our Class A common stock and 3,026,112 Earnout Shares of our Class B common stock, in each case, reserved for issuance upon an Earnout Triggering Event;
•12,441,111 shares of our Class A common stock and 2,191,793 shares of our Class B common stock issuable upon the exercise of stock options outstanding as of February 25, 2022 with a weighted average exercise price of $0.84 per share;
•7,397,048 shares of our Class A common stock issuable upon the vesting of restricted stock units outstanding as of February 25, 2022;
•15,965,326 shares of our common stock reserved for future issuance under our 2021 Equity Incentive Plan (the “2021 Plan”), as well as: (i) any automatic increases in the number of shares of common stock reserved for future issuance under our the 2021 Plan and (ii) upon the forfeiture, termination, expiration or reacquisition of any shares of common stock underlying outstanding stock awards granted under the PLAYSTUDIOS, Inc. 2011 Omnibus Stock and Incentive Plan, an equal number of shares of our common stock; and
•4,611,788 shares of Class A common stock reserved for future issuance under our 2021 Employee Stock Purchase Plan (the “2021 ESPP”), as well as any automatic increases in the number of shares of Class A common stock reserved for future issuance under the 2021 ESPP.
Unless the context otherwise requires or is otherwise indicated, the outstanding shares of Class A common stock described in this prospectus include the 900,000 shares of our Class A common stock held by the Sponsor that are subject to forfeiture if certain earnout conditions are not satisfied, as such shares are issued and outstanding as of February 25, 2022.

RISK FACTORS
Investing in our securities involves risks. Before you make a decision to buy our securities, in addition to the risks and uncertainties discussed above under “Cautionary Note Regarding Forward-Looking Statements,” you should carefully consider the specific risks set forth herein. If any of these risks actually occur, it may materially harm our business, financial condition, liquidity and results of operations. As a result, the market price of our securities could decline, and you could lose all or part of your investment. Additionally, the risks and uncertainties described in this prospectus are not the only risks and uncertainties that we face. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may become material and adversely affect our business.
Risks Related to Our Business and Industry
Our business will suffer if we are unable to entertain our players, develop new games, and improve the experience within our existing games.
Our business depends on developing, publishing, and continuing to service casual, “free-to-play” games that players will download and spend time and money playing. We are currently focused on social casino mobile gaming, offering our social casino games on mobile devices, including smartphones and tablets on Apple’s iOS and Google’s Android operating systems, and on social networking platforms such as Facebook. We have devoted and we expect to continue to devote substantial resources to the research, development, analytics, and marketing of our games. Our development and marketing efforts are focused on both improving the experience within our existing games (frequently through new content and feature releases for our live services) and developing new games. We generate revenue primarily through the sale of in-game virtual currency. For games distributed through third-party platforms, we are required to share a portion of our revenue from in-game sales with the platform providers. Due to our focus on mobile gaming, these costs are expected to remain a significant operating expense. See “Risk Factors—We rely on third-party platforms such as the Apple App Store, Google Play Store, Amazon Appstore, and Facebook to distribute our games and collect revenues generated on such platforms and rely on third-party payment service providers to collect revenues generated on our own platforms.” In order to remain profitable, we need to generate sufficient revenue from our existing and new game offerings to offset our ongoing development, marketing, and operating costs.
Successfully monetizing “free-to-play” games is difficult, and requires that we deliver engaging and entertaining player experiences that a sufficient number of players will pay for or we are able to otherwise sufficiently monetize our games. The success of our games depends, in part, on unpredictable and volatile factors beyond our control including player preferences and spending habits, competing games, and the availability of other entertainment experiences. If our games do not meet player expectations, or if new games are not brought to market in a timely and effective manner, our ability to grow revenue and our financial performance will be negatively affected.
Our ability to successfully develop games for mobile and web platforms and their ability to achieve commercial success will depend on our ability to:
•effectively market our games to existing and new players;
•achieve benefits from our player acquisition costs;
•achieve organic growth and gain player interest in our games through free or more efficient channels;
•adapt to changing player preferences and spending habits;
•negotiate with third parties to provide our players with a diverse inventory of real-world loyalty rewards;
•increase player engagement within our games;
•adapt to new technologies and feature sets for mobile and other devices;
•expand and enhance games after their initial release;
•attract, retain, and motivate talented and experienced game designers, product managers and engineers;
•negotiate with third-party platforms;
•continue to adapt game feature sets for an increasingly diverse set of mobile devices, including various operating systems and specifications, limited bandwidth, and varying processing power and screen sizes;

•efficiently manage the development of new games and features to increase the cadence of introductions without incurring excessive costs;
•achieve and maintain successful player engagement and effectively monetize our games;
•maintain a quality gaming experience and retain our players;
•compete successfully against a large and growing number of existing market participants;
•accurately forecast the timing and expense of our operations, including game and feature development, marketing and player acquisition, player adoption, and revenue growth;
•minimize and quickly resolve bugs or outages; and
•acquire and successfully integrate high quality mobile game assets, personnel, or companies.
These and other uncertainties make it difficult to know whether we will succeed in continuing to develop successful games, live operations services and launch new games and features in accordance with our operating plan. If we do not succeed in doing so, our business, financial condition, results of operations, and reputation will suffer.
If we are able to develop new games and features that achieve success, it is possible that these new games and features could divert players of our other existing games without growing our overall player base, which could harm operating results.
Although it is important to our future success that we develop new games and features that are popular with players, it is possible that new games and features may reduce the amount of time players spend with our other games. In particular, we plan to continue leveraging our existing games to cross-promote new games and features, which may encourage players of existing games to divert some of their playing time and discretionary spending away from our existing games. If new games and game features do not grow our player base, increase the overall amount of time our players spend with our games, or generate sufficient new revenue to offset any declines from our other games, our revenue could be adversely affected.
We believe that our players’ level of engagement with our games is partly based on playAWARDS, our real-world rewards loyalty program. If we fail to expand and diversify our playAWARDS program, in particular given the current restrictions imposed by the COVID-19 pandemic, including variants thereof, our business may suffer.
Players accumulate loyalty points by engaging with our games, and players can exchange their loyalty points for real-world rewards through our playAWARDS program. We believe that our players’ level of engagement with our games is partly based on the perceived value of earning loyalty points and exchanging those loyalty points for real-world rewards that they can redeem at our awards partners’ establishments. We currently offer real-world rewards relating to, among other things, dining, live entertainment shows, and hotel rooms. For example, through an agreement with MGM Resorts International, or MGM, our players are able to exchange loyalty points for, among other things, free hotel rooms, meals and show tickets for various Las Vegas properties, including ARIA, Bellagio, and MGM Grand. We have observed a lower level of rewards redemption during the COVID-19 pandemic, including variants thereof, due to restrictions on the operations of awards partners and on the ability for players to travel or attend public events. If we are unable to expand and diversify our playAWARDS program, in particular to include real-world rewards not based on travel or attending public events or shows especially during the COVID-19 pandemic, the perceived value of exchanging loyalty points for the real-world rewards we offer will diminish and our players may be less likely to play our games or may reduce their level of engagement with our games. Such loss of, or reduction in, players or their level of engagement with our games would cause our business, financial condition, and results of operations to suffer.
The COVID-19 pandemic, including variants thereof, and containment efforts across the globe have materially altered how individuals interact with each other and have materially affected how we and our business partners are operating, and the extent to which this situation will impact our future results of operations and overall financial performance remains uncertain.
The ongoing COVID-19 pandemic, including variants thereof, and resulting social distancing, shelter-in-place, quarantine and similar governmental orders put in place around the world have caused widespread disruption in global economies, productivity and financial markets and have materially altered the way in which we conduct our day-to-day business.
As a result of the COVID-19 pandemic, we temporarily closed our offices around the world (including our corporate headquarters in Las Vegas, Nevada) and implemented travel restrictions for our employees. Towards the end of the first calendar quarter of 2020, we implemented a remote working program across our global studios and supporting locations. As of June 28, 2021, we instituted a voluntary return to our offices in Las Vegas, Nevada, Burlingame, California and Austin, Texas, subject to compliance with CDC and local health department guidance. Our Hong Kong, Tel-Aviv, Belgrade and Hanoi offices are open, subject to certain restrictions placed by local health officials. However, the full extent to which the COVID-19 pandemic and the various responses to it impact our business, operations, and financial results will depend on numerous evolving factors that we may not be able to accurately predict, including:
•the duration and scope of the COVID-19 pandemic, including any potential future waves of the COVID-19 pandemic;
•the impact of new COVID-19 variants;
•governmental, business, and individuals’ actions that have been and continue to be taken in response to the COVID-19 pandemic;
•the availability and cost to access the capital markets;
•the effect on our players and their willingness and ability to make in-game purchases;
•the limitations on redeeming dining, live entertainment, and hotel real-world rewards due to travel and other similar restrictions;
•disruptions or restrictions on our employees’ ability to work and travel;
•labor shortages, increasing competition for talent, and increasing employee attrition; and
•interruptions related to our cloud networking and platform infrastructure and partners, including impacts on Amazon Web Services, mobile application platform providers, advertising partners, and customer service and support providers.
During the continuing COVID-19 pandemic, we may not be able to provide the same level of product features and customer support that our players expect from us, which could negatively impact our business and operations. While some of our workforce have voluntarily returned to our offices, and substantially all of our business operations can be performed remotely, many of our employees who continue to work remotely face additional work-related and personal challenges, including prolonged duration of remote working environments, adjusting communication and work practices to collaborate remotely with work colleagues and business partners, managing technical and communication challenges of working from home on a daily basis, looking after children as a result of remote-learning and school closures, and caring for themselves, family members or other dependents who are or may become ill. We will continue to actively monitor the issues raised by the COVID-19 pandemic and may take further actions that alter our business operations, including as may be required by federal, state, local, or foreign authorities or that we determine are in the best interests of our employees, players, partners, and stockholders.
In addition to the potential direct impacts to our business, the global economy has been, and is likely to continue to be, significantly weakened as a result of the actions taken in response to the COVID-19 pandemic, and future government intervention remains uncertain. A weakened global economy may impact our players’ purchasing decisions within our games, in particular given the limitations of redeeming real-world rewards due to government mandated or other restrictions on travel and other activities and limitations on our players’ discretionary spending, consumer activity during the pandemic and its impact on advertising investments, and the ability of our business partners, including our awards partners that provide the real-world rewards available in our games, to navigate this complex social, health and economic environment, any of which could result in disruption to our business and results of our operations.
The duration and extent of the impact from the COVID-19 pandemic depends on future developments that cannot be accurately predicted at this time, such as the severity and transmission rate of the virus, the existence of any additional waves of the COVID-19 pandemic, the impact of new COVID-19 variants, the extent and effectiveness of containment actions, progress towards widespread rapid testing, effective treatment alternatives and the adoption and efficacy of available vaccines, and the impact of these and other factors on our employees, players, and business partners. If we are not able to respond to and manage the impact of such events effectively, our business may be harmed. To the extent the COVID-19 pandemic adversely affects our business and financial results, it may also have the effect of heightening many of the other risks described herein.
Our industry is very competitive. If players prefer our competitors’ games over our own, our operating results could suffer.

Competition in the gaming industry, especially the mobile gaming segment, is intense and subject to rapid changes, including changes from evolving player preferences and emerging technologies. Many new games are introduced in each major industry segment (mobile, web, PC, and console) each year, but only a relatively small number of titles account for a significant portion of total revenue in each segment. While we intend to diversify our product offering, we currently compete primarily in the social casino gaming category and our competitors that develop mobile and web games in the social casino gaming category vary in size and offerings and include companies such as Aristocrat, DoubleU, Huuuge Games, Playtika, SciPlay, Zynga, GSN Games, and others. In addition, there are competitors that develop mobile and web games that are not currently focused on the social casino gaming category but may move into that space and that may also impede our diversification efforts, including companies such as Activision Blizzard (the parent company of King Digital), Electronic Arts (EA Mobile), Epic Games, Jam City, Netmarble (the parent company of Kabam), NetEase (NetEase Games), Niantic, Take-Two Interactive Software, Vivendi (the parent company of Gameloft) and others. In addition, online game developers and distributors that are primarily focused on specific international markets, such as Giant Interactive and Tencent in Asia, and high-profile companies with significant online presences that to date have not actively focused on social games, such as Facebook, Apple, Google, Amazon, and Microsoft, may decide to develop social games including social casino games which may compete with our games. Some of these current and potential competitors have significant resources for developing or acquiring additional games, may be able to incorporate their own strong brands and assets into their games, have a more diversified set of revenue sources than we do and may be less severely affected by changes in player preferences, regulations. or other developments that may impact our industry.
There are relatively low barriers to entry to develop a mobile or online game and we expect new game competitors to enter the market and existing competitors to allocate more resources to develop and market competing games and applications. We also compete or will likely compete with a vast number of small companies and individuals who are able to create and launch games and other content for devices and platforms using relatively limited resources and with relatively limited start-up time or expertise. The proliferation of titles in these open developer channels makes it difficult for us to compete for players without substantially increasing our marketing expenses. We also face competition for the leisure time, attention, and discretionary spending of our players from other non-gaming activities, such as social media and messaging applications, personal computer and console games, video streaming services, television, movies, sports, and the Internet. Increasing competition could result in loss of players, increasing player acquisition and retention costs, and loss of talent, all of which could harm our business, financial condition, or results of operations.
We rely on a small portion of our total players for a substantial amount of our revenue and if we fail to grow our player base, or if player engagement declines, our revenue and operating results will be harmed.
Compared to all players who play our games in any period, only a small portion are paying players. In order to sustain and grow our revenue levels, we must attract, retain and increase the number of paying players or more effectively monetize our players through advertising and other strategies. To retain players, we must devote significant resources so that the games they play retain their interest and attract them to our other games. We might not succeed in our efforts to increase the monetization rates of our players, particularly if we are unable to retain our paying players. If we fail to grow or sustain the number of our paying players, if the rates at which we attract and retain paying players declines, or if the average amount our players pay declines, our business may not grow and our financial results will suffer.
A substantial portion of our loyalty rewards are obtained from MGM, and any change in that relationship could materially and adversely affect our business and financial results.
Although we have 95 awards partners that represent more than 265 brands providing rewards through our playAWARDS program, MGM has historically provided a substantial amount of such rewards and the majority of the rewards redeemed through our playAWARDS program for the year ended December 31, 2021 were offered by MGM. Under the terms of our marketing agreement and rewards agreement with MGM, MGM has discretion over the types and quantities of rewards and whether to make any rewards available for a particular game, and MGM may discontinue any rewards previously made available. The terms of our marketing agreement with MGM requires us to meet certain performance criteria for it to be automatically renewed, and if we fail to meet those performance criteria, MGM could terminate both the marketing agreement and the rewards agreement. If we fail to meet our required performance criteria under the marketing agreement, we could also lose certain intellectual property rights that we license from MGM under the marketing agreement and which we use as creative assets in our games. In the event that MGM offers fewer or less attractive rewards for our games or if we fail to achieve the required performance milestones and MGM decides not to renew our agreements, our business and financial results could be materially and adversely affected.
We rely on third-party platforms such as the Apple App Store, Google Play Store, Amazon Appstore, and Facebook to distribute our games and collect revenues generated on such platforms and rely on third-party payment service providers to collect revenues generated on our own platforms.

We derive a significant portion of our revenue from the distribution of our games on the Apple App Store, Google Play Store, Amazon Appstore, and Facebook, and the virtual items we sell in our games are purchased using the payment processing systems of these third-party platform providers. Additionally, we have historically acquired a significant number of our players through Facebook. If we are unable to maintain a good relationship with such platform providers, if their terms and conditions or pricing change to our detriment, if we violate, or if a platform provider believes that we have violated, the terms and conditions of its platform, or if any of these platforms loses market share or falls out of favor, or is unavailable for a prolonged period of time, our business will suffer.
We are subject to the standard and non-negotiated policies and terms of service/publisher agreements of third-party platforms, which govern the promotion, distribution, content, and operation generally of games on the platform. Each platform provider has broad discretion to unilaterally change and interpret its terms of service and other policies with respect to us and other developers, and those changes may be unfavorable to us. For example, in late 2019, a platform provider updated the rating on one of our games to Adults Only. While this issue has been resolved and the game is no longer rated Adults Only, the platform provider took longer to review and approve new releases for such game while it retained the Adults Only rating, which resulted in uncertainty around when releases would be approved, and resulted in delays in commercial releases that negatively impacted our ability to undertake planned marketing and promotional campaigns to feature the new releases. A platform provider may also change its fee structure, add fees associated with access to and use of its platform, alter how we are able to advertise on the platform, change how the personal information of its users is made available to application developers on the platform, limit the use of personal information for advertising purposes, or restrict how players can share information with their friends on the platform or across platforms. Our business could be harmed if:
•the platform providers discontinue or limit our access to their platforms;
•governments or private parties, such as internet providers, impose bandwidth restrictions, increase charges, or restrict or prohibit access to those platforms;
•the platforms increase the fees they charge us;
•the platforms modify their algorithms, communication channels available to developers, respective terms of service, or other policies;
•the platforms decline in popularity;
•the platforms adopt changes or updates to their technology that impede integration with other software systems or otherwise require us to modify our technology or update our games in order to ensure players can continue to access our games and content with ease;
•the platforms elect or are required to change how they label free-to-play games or take payment for in-game purchases;
•the platforms block or limit access to the genres of games that we provide in any jurisdiction;
•the platforms impose restrictions or spending caps or make it more difficult for players to make in- game purchases of virtual items;
•the platforms change how the personal information of players is made available to developers or develop or expand their own competitive offerings; or
•we are unable to comply with the platform providers’ terms of service.
In addition, third-party platforms also impose certain file size limitations, which limits our ability to create software with additional features that would result in a larger size than the platform providers would support. Aside from these file size limitations, a larger game file size could cause players to delete our games once the file size grows beyond the capacity of their devices’ storage limitations or could reduce the number of downloads of these games.
Changes in the respective terms of service or policy changes of third-party platforms may decrease the visibility or availability of our games, limit our distribution capabilities, prevent access to our existing games, reduce the amount of revenue we may recognize from in-game purchases, increase our costs to operate on these platforms, or result in the exclusion or limitation of our games on such platforms. Any such changes could adversely affect our business, financial condition, or results of operations.
If our platform providers do not perform their obligations in accordance with our platform agreements, we could be adversely impacted. For example, in the past, some of these platform providers have been unavailable for short periods of time, unexpectedly changed their terms or conditions or experienced issues with their features that permit our players to purchase virtual items. If any of our third-party service providers is unable to process payments, even for a short period of time, our business could be harmed. These platforms and our third-party online payment service providers may also experience security breaches or other issues with their functionalities. In addition, if we violate, or a platform provider believes we have violated, its terms of service, policies, or standard publisher agreements (or if there is any change or deterioration in our relationship with any of these platform providers), that platform provider could limit or discontinue our access to the platform or we may be exposed to liability or litigation. For example, in August 2020, Epic Games attempted to bypass Apple and Google’s payment systems for in-game purchases with an update that allowed users to make purchases directly through Epic Games in their game, Fortnite. Apple and Google promptly removed Fortnite from their respective app stores. In August 2020, Epic Games filed separate lawsuits against Apple and Google relating to, among other things, the 30% platform fee and anti-trust violations. In September 2020, Apple filed a counterclaim seeking injunctive relief to block the use of Epic Games’ payment system and seeking monetary damages to recover funds made while the updated version of Fortnite was active. In September 2021, a court ruled that Apple must provide other payment options for in-app game purchases within a certain time, however, Apple is not required to allow Fortnite back on its app store. Both parties have appealed the ruling. In October 2021, Google filed a counterclaim seeking monetary damages from Epic Games for breach of contract.
If any such events described above occur on a short-term or long-term basis, or if these third-party platforms and online payment service providers otherwise experience issues that impact the ability of players to download or access our games, access social features, or make in-game purchases, it could materially and adversely affect our brands and reputation, as well as our business, financial condition, and results of operations.
We rely on third-party hosting and cloud computing providers to operate certain aspects of our business. In particular, a significant portion of our game traffic is hosted by Amazon Web Services, or AWS, and any failure, disruption or significant interruption in our network or hosting and cloud services could adversely impact our operations and harm our business.
Our technology infrastructure is critical to the performance of our games, the satisfaction of our players, and our corporate functions. Our games and company systems run on a complex distributed system, or what is commonly known as cloud computing. We own, operate, and maintain elements of this system, but significant elements of this system are operated by third parties that we do not control and which would require significant time and expense to replace. We expect this dependence on third parties to continue. We have experienced, and may in the future experience, disruptions, outages, and other performance problems due to a variety of factors, including infrastructure changes, human or software errors, and capacity constraints. If any such interruption is significant or prolonged, if a particular game is unavailable when players attempt to access it or navigation through a game is slower than they expect, players may stop playing the game and may be less likely to return to the game as often, if at all.
In addition, any changes in these third parties’ service levels may adversely affect our ability to meet the requirements of our players. As our platform’s continuing and uninterrupted performance is critical to our success, sustained or repeated system failures would reduce the attractiveness of our offerings. It may become increasingly difficult to maintain and improve our performance, especially during peak usage times, as we expand and the usage of our offerings increases. Any negative publicity arising from these interruptions, delays, outages, or other performance problems could adversely affect our business, financial condition, results of operations, or reputation. Furthermore, in the event that any of our agreements with these third-party providers are terminated, we may experience significant costs or downtime in connection with the transfer to, or the addition of, new hosting or cloud computing providers. Although alternative providers could host our platform on a substantially similar basis, such transition could potentially be disruptive and we could incur significant costs in connection with such transition.
In particular, a significant portion of our game traffic, data storage, data processing and other computing services and systems is hosted by AWS. AWS provides us with computing and storage capacity pursuant to an agreement that continues until terminated by either party. The agreement requires AWS to provide us their standard computing and storage capacity and related support in exchange for timely payment by us. Any disruptions, delays, outages and other performance problems caused by AWS could significantly impact our business due to our many services and systems relying on the AWS services.
We have engaged third-party game development companies to develop and operate new mobile games and if they fail to perform as expected, our business may suffer.
We currently, have in the past and expect in the future to, engage third-party game development companies to develop and operate new mobile games on our behalf. In each instance, we have been and in the future intend to be the publisher of these third-party developed games when they are available for distribution through platforms such as the Apple App Store, Google Play Store, and Amazon Appstore, but much of the responsibility to operate our games after commercial launch will be undertaken by the development company. Typically when we engage a third-party game development company, we will enter into a contract with them that defines their and our duties and responsibilities, but we have limited control over the work performed by the development company and are therefore subject to additional risks than if our own employees were developing our games, such that completion of our games and their publication could be delayed due to the development company’s failure to adhere to our milestones and roadmaps. For example, one of our third-party game development companies has in the past, and may in the future, fail to complete development milestones in accordance with our game development roadmap. If our third-party game development companies do not perform in accordance with our agreements with them, it could adversely affect the development of our games that are the subject of that agreement, including delaying their availability for launch and their performance once launched, which could materially and adversely impact our ability to meet our forecasts.
Once a co-developed game is launched, we will be reliant on the development company’s ability to maintain adequate knowledgeable and experienced personnel to operate and maintain the co-developed game successfully and to develop and implement future game updates, patches and bug fixes, as well as provide ongoing support services. If the development company fails to operate and maintain the co-developed game, it could adversely affect the co-developed game's performance and player satisfaction and our business may suffer as a result.
We do not own or have direct control of the source code of the third-party developed games, but we endeavor to have source code escrow agreements in place under which the source code and operation documentation of such co-developed games will be held in escrow. If the source code escrow release conditions are triggered under the applicable source code escrow agreement, while we may be able to obtain access to and use the source code and operation documentation to operate the relevant co-developed game, it would take significant time for our employees to learn how to manage the operation of the co-developed game or develop future game updates, patches, or bug fixes for the co-developed game, which could adversely affect the co-developed game’s performance and player satisfaction, and our business may suffer as a result.
In addition, a co-developed game may incorporate intellectual property owned by the applicable development company. In such cases, we have or will obtain licenses to use the intellectual property as integrated with and into the co-developed game, but we will not own such intellectual property. If the third-party game developer challenged our right to use its intellectual property or the manner in which we use such intellectual property, it could materially and adversely affect our ability to continue to publish the co-developed game.
If we do not successfully invest in, establish and maintain awareness of our brands and games, if we incur excessive expenses promoting and maintaining our brands or our games or if our games contain defects, our business, financial condition, results of operations, or reputation could be harmed.
We believe that establishing and maintaining our brands is critical to maintaining and creating favorable relationships with players, awards partners, content licensors, and advertisers, as well as competing for key talent. Increasing awareness of our brands and recognition of our games is particularly important in connection with our strategic focus on developing games based on our own intellectual property and successfully cross-promoting our games. In addition, globalizing and extending our brands and recognition of our games requires significant investment and extensive management time to execute successfully. Although we make significant sales and marketing expenditures in connection with the launch of our games, these efforts may not succeed in increasing awareness of our brands or the new games. If we fail to increase and maintain brand awareness and consumer recognition of our games, our potential revenue could be limited, our costs could increase and our business, financial condition, results of operations, or reputation could suffer.
In addition, our games may contain errors, bugs, flaws, corrupted data, defects, and other vulnerabilities, some of which may only become apparent after their launch, particularly as we launch new games and rapidly release new features to existing games under tight time constraints. Furthermore, our development and testing processes may not detect errors and vulnerabilities in our games prior to their release. Any such errors, flaws, defects, and vulnerabilities may disrupt our operations, violate applicable security standards, adversely affect the game experience of our players, harm our reputation, cause our players to stop playing our games, divert our resources, and delay market acceptance of our games, any of which could result in harm to our business, financial condition, or results of operations.
We strive to establish and maintain our brands by obtaining trademark rights, including for our games. However, if our trademarks and trade names are not adequately protected, we may not be able to build name recognition in our markets of interest and our competitive position, business, financial condition, or results of operations may be harmed.
Our ability to acquire and maintain licenses to intellectual property may affect our revenue and profitability. Competition for these licenses may make them more expensive and increase our costs.

Much of the intellectual property we use in our games is created by us, but we also rely on licenses or rights we receive to third-party intellectual property for use in our games or platform to enhance the experience of our players or otherwise operate our business. For example, we use licensed intellectual property from certain parties such as MGM, Tetris, and Konami Gaming as creative assets in our games. These licenses typically limit our use of intellectual property to specific uses and for specific time periods, and include other contractual obligations, including the achievement of certain performance milestones with which we must comply in order for the license to remain in effect. Moreover, certain intellectual property rights may be licensed to us on a non-exclusive basis, and accordingly, the owners of such intellectual property are free to license such rights to third parties, including our competitors, on terms that may be superior to those offered to us, which could place us at a competitive disadvantage. Competition for these licenses is intense, and often results in one or more of increased advances, minimum payment guarantees, and royalties that we must pay to the licensor, which decreases our profitability. In the future, we may identify additional third-party intellectual property we may need or desire to license in order to engage in our business, including to develop or commercialize new games. However, such licenses may not be available on acceptable terms or at all. If we are unable to obtain and remain in compliance with the terms of these licenses or obtain additional licenses on reasonable economic terms, we may be required to discontinue or limit our use of our games or features therein that include or incorporate the licensed intellectual property, and our revenue and profitability may be adversely impacted.
We also cannot be certain that our licensors are not infringing, misappropriating, or otherwise violating the intellectual property rights of others or that our licensors have sufficient rights to the intellectual property to grant us the applicable licenses. If we are unable to obtain or maintain rights to any of such in-licensed intellectual property because of claims of intellectual property infringement, misappropriation, or other violation claims brought by third parties against our licensors or against us, our ability to develop games containing such intellectual property could be severely limited and our business could be harmed.
The perceived value of our virtual currency is highly dependent on how we manage the economies in our games. If we fail to manage our game economies properly, our business may suffer.
We derive substantially all of our revenues from the sale of virtual currency. Paying players purchase virtual currency in our games because of its perceived value, which is dependent on the relative ease of obtaining equivalent virtual currency by simply playing our games. The perceived value of our virtual currency can be impacted by various actions that we take in our games, including offering discounts for virtual currency or giving away virtual currency in promotions. Managing game economies is difficult, and relies on our assumptions and judgment. If we fail to manage our virtual economies properly or fail to promptly and successfully respond to any such disruption, our reputation may suffer and our players may be less likely to play our games and to purchase virtual currency from us in the future, which would cause our business, financial condition, and results of operations to suffer.
If the use of mobile devices as game platforms and the proliferation of mobile devices generally do not increase, our business could be adversely affected.
The number of people using mobile Internet-enabled devices has increased dramatically over time and we expect that this trend will continue. However, the mobile market, particularly the market for mobile games, may not grow in the way we anticipate. Our future success is substantially dependent upon the continued growth of the market for mobile games. In addition, we do not currently offer our games on all mobile devices. If the mobile devices on which our games are available decline in popularity or become obsolete faster than anticipated, we could experience a decline in revenue and may not achieve the anticipated return on our development efforts. Any such declines in the growth of the mobile market or in the use of mobile devices for games could harm our business, financial condition, or results of operations.
We rely on information technology and other systems and platforms, and any failures, errors, defects, or disruptions in our or our vendors’ or other partners’ systems or platforms could diminish our brand and reputation, subject us to liability, disrupt our business, impact our games and related software applications, affect our ability to scale our technical infrastructure, and adversely affect our operating results and growth prospects.
Our technology infrastructure will be critical to the performance of our games and satisfaction of our players and to the general operation of our business. We devote significant resources to network and data security to protect our systems and data. However, our systems may not be adequately designed with the necessary reliability and redundancy to avoid performance delays or outages that could be harmful to our business. We cannot assure you that the measures we take to detect and prevent or hinder cyber-attacks or other security or data breaches, to protect our systems, data and player information, and to prevent outages, data loss, and fraud, including a disaster recovery strategy for server, equipment, or systems failure and the use of third parties for certain cybersecurity services, will provide sufficient security or be adequate for our operations. Our vendors and other partners are also subject to the foregoing risks, and we do not have any control over them. We have experienced and may in the future experience system disruptions, outages, and other performance problems, including when releasing new software versions or bug fixes, due to a variety of factors, including infrastructure changes, human or software errors, and capacity constraints. Such disruptions have not had a material impact to date, however, future disruptions from unauthorized access to, fraudulent manipulation of, or tampering with our or third parties’ computer systems and technological infrastructure, including the data contained therein or transmitted thereby, could result in a wide range of negative outcomes, including violations of applicable privacy laws which can result in significant fines, governmental investigations and enforcement actions, legal and financial exposure, contractual liability, and damage to our reputation, each of which could materially adversely affect our business, financial condition, results of operations, and prospects.
Programming errors, defects, and data corruption could also disrupt our operations, cause us to violate applicable data privacy laws, adversely affect the experience of our players, harm our reputation, cause our players to stop playing our games, divert our resources, and delay market acceptance of our games, any of which could result in legal liability to us or harm our business, financial condition, results of operations, and prospects.
If our player base and engagement continue to grow, and the number and types of games we offer continue to grow and evolve, we will need an increasing amount of technical infrastructure, including network capacity and computing power, to continue to satisfy our players’ needs and operate our business. Such infrastructure expansion may be complex, and unanticipated delays in completing these projects or availability of components may lead to increased project costs, operational inefficiencies, or interruptions in the delivery or degradation of the quality of our games or other operations. In addition, there may be issues related to this infrastructure that are not identified during the testing phases of design and implementation, which may only become evident after we have started to fully use the underlying equipment or software, that could further degrade the player experience or increase our costs. As such, we could fail to continue to effectively scale and grow our technical infrastructure to accommodate increased demands. In addition, our business may be subject to interruptions, delays or failures resulting from adverse weather conditions, other natural disasters, power loss, terrorism, cyber-attacks, public health emergencies (such as the COVID-19 pandemic), or other catastrophic events.
We believe that if our players have a negative experience with our games, or if our brand or reputation is negatively affected, players may be less inclined to continue or to engage with us. As such, a failure or significant interruption in our service would harm our reputation, business, and operating results.
While we have achieved profitability in the past, we also have a history of net losses and our revenue and operating margins may decline. We also may incur substantial net losses in the future and may not sustain profitability.
Our operating and net income has historically fluctuated and we believe our operating margin could decrease as a result of increasing costs resulting from the risks discussed in this prospectus or in connection with any merger and acquisition activity that we may undertake. We expect to continue to expend substantial financial and other resources on game development, our technology stack, game engines, game technology and tools, player acquisition, the expansion of our network, international expansion, and marketing. Our operating costs will increase and our operating margins may decline if we do not effectively manage costs, launch new products on schedule that monetize successfully, and enhance our games so that these games continue to monetize successfully. In addition, weak economic conditions or other factors could cause our revenues to contract, requiring us to implement significant additional cost cutting measures, including a decrease in sales and marketing and paid player acquisition, which could harm our long-term prospects. If our revenue does not increase to offset any additional expenses, if we fail to manage or experience unexpected increases in operating expenses, or if we are required to take additional charges related to impairments or restructurings, our financial results and results of operations may suffer and we may not achieve or maintain profitability.
We intend to grow our business through strategic acquisitions, investments, and joint ventures that involve numerous risks and uncertainties.
We intend to grow our business through strategic acquisitions, investments, and joint ventures that involve numerous risks and uncertainties. We are currently in various stages of seeking, evaluating, and pursuing strategic acquisitions both in the U.S. and in non-U.S. jurisdictions, and we intend to continue to seek, evaluate, and pursue strategic transactions, investments, and joint ventures, both in the U.S. and in non-U.S. jurisdictions. These transactions often require unique approaches to integration due to, among other reasons, the structure of the transactions, the locations, and cultural differences among the other company’s teams and ours, and have required and will continue to require significant attention from our management team. If we are unable to obtain the anticipated benefits from these transactions, or if we encounter difficulties in integrating any acquired operations with our business, our financial condition, and results of operations could be materially harmed.
Challenges and risks from such acquisitions, investments, and joint ventures include:

•our ability to identify, compete effectively for, or complete suitable acquisitions and investments at prices we consider attractive;
•our ability to estimate accurately the financial effect of acquisitions and investments on our business, our ability to estimate accurately any synergies or the impact on our results of operations of such acquisitions and investments;
•acquired products, technologies or capabilities, particularly with respect to any that are still in development when acquired, may not perform as expected, may have defects, or may not be integrated into our business as expected;
•acquired entities or joint ventures may not achieve expected business growth or operate profitably, which could adversely affect our results of operations, and we may be unable to recover investments in any such acquisitions or joint ventures;
•our assumption of legal or regulatory risks, particularly with respect to smaller businesses that have immature business processes and compliance programs, or litigation we may face with respect to the acquired company, including claims from terminated employees, players, former stockholders, or other third parties;
•negative effects on business initiatives and strategies from the changes and potential disruption that may follow the acquisition;
•diversion of our management’s attention;
•declining employee morale and retention issues resulting from changes in compensation, or changes in management, reporting relationships, or future prospects;
•the need to integrate the operations, systems, technologies, products, and personnel of each acquired company, the inefficiencies and lack of control that may result if such integration is delayed or not implemented, and unforeseen difficulties and expenditures that may arise in connection with integration;
•the difficulty in determining the appropriate purchase price of acquired companies may lead to the overpayment of certain acquisitions and the potential impairment of intangible assets and goodwill acquired in the acquisitions;
•the difficulty in successfully evaluating and utilizing the acquired products, technology, or personnel;
•acquisitions, investments, and joint ventures may require us to spend a significant amount of cash, to incur debt, resulting in increased fixed payment obligations and could also result in covenants or other restrictions on us, or to issue capital stock, resulting in dilution of ownership of our stockholders;
•the need to implement controls, procedures, and policies appropriate for a larger, U.S.-based public company at companies that prior to acquisition may not have as robust controls, procedures, and policies, in particular, with respect to compliance with privacy and other regulations protecting the rights of users, and compliance with U.S.-based economic policies and sanctions which may not have previously been applicable to the acquired company’s operations;
•the difficulty in accurately forecasting and accounting for the financial impact of an acquisition transaction, including accounting charges and integrating and reporting results for acquired companies that have not historically followed U.S. GAAP;
•the fact that we may be required to pay contingent consideration in excess of the initial fair value, and contingent consideration may become payable at a time when we do not have sufficient cash available to pay such consideration;
•the fees and costs of legal, accounting, and other professional advisors engaged by us for such acquisitions, which may be substantial;
•under purchase accounting, we may be required to write off deferred revenue which may impair our ability to recognize revenue that would have otherwise been recognizable which may impact our financial performance or that of the acquired company;
•risks associated with our expansion into new international markets and doing business internationally, including those described under the caption “Our international operations are, and our strategy to expand internationally will be, subject to increased challenges and risks”;

•in the case of foreign acquisitions, the need to integrate operations across different cultures and languages and to address the particular economic, currency, political, and regulatory risks associated with specific countries;
•the potential loss of, or harm to, our relationships with employees, players, awards partners, content licensors, and other suppliers as a result of integration of new businesses;
•our dependence on the accuracy and completeness of statements and disclosures made or actions taken by the companies we acquire or their representatives, when conducting due diligence and evaluating the results of such due diligence;
•liability for activities of the acquired company before the acquisition, including intellectual property and other litigation claims or disputes, cyber and information security vulnerabilities, violations of laws, rules, and regulations, commercial disputes, tax liabilities, and other known and unknown liabilities; and
•we may not be able to effectively influence the operations of our joint ventures, or we may be exposed to certain liabilities if our joint venture partners do not fulfill their obligations.
The benefits of an acquisition, investment, or joint venture may also take considerable time to develop, and we cannot be certain that any particular transaction will produce the intended benefits, which could adversely affect our business, financial condition, or results of operations. Our ability to grow through future acquisitions, investments, and joint ventures will depend on the availability of suitable candidates at an acceptable cost, our ability to compete effectively to attract these candidates, and the availability of financing to complete larger transactions. In addition, depending upon the duration and extent of shelter-in-place, travel and other business restrictions adopted by us and imposed by various governments in response to the COVID-19 pandemic, including variants thereof, we have and will continue to encounter new challenges in evaluating future acquisitions, investments, and joint ventures and integrating personnel, business practices, and company cultures from acquired companies. Acquisitions, investments, and joint ventures could result in potential dilutive issuances of equity securities, use of significant cash balances or incurrence of debt (and increased interest expense), contingent liabilities or amortization expenses related to intangible assets, or write-offs of goodwill or intangible assets, which could adversely affect our results of operations and dilute the economic and voting rights of our stockholders.
In addition, if we divest any businesses, these divestitures would similarly require significant investment of time and resources, may disrupt our business, distract management from other responsibilities, and may result in losses on disposal or continued financial involvement in the divested businesses, including through indemnification, guarantee, or other financial arrangements, for a period of time following the divestitures, which could adversely affect our financial results.
Our international operations are, and our strategy to expand internationally will be, subject to increased challenges and risks.
Continuing to expand our business to attract players in countries outside of the U.S. is an important element of our business strategy. An important part of targeting international markets is developing offerings that are localized and customized for the players in those markets. While we have international game studios in Hong Kong, Israel, Serbia, and Vietnam, we expect to continue to expand our international operations in the future by opening new international game studio locations and expanding our offerings in new languages. Our ability to expand our business and to attract players and talented employees in other international markets we may enter will require considerable management attention and resources and is subject to the particular challenges of supporting a rapidly growing business in an environment of multiple languages, cultures, customs, economics, legal systems, alternative dispute systems, regulatory systems, and commercial infrastructures.
Expanding our international focus may subject us to risks that we have not faced before or increase risks that we currently face, including risks associated with:
•inability to offer certain games in certain foreign countries;
•recruiting and retaining talented and capable management and employees in foreign countries;
•challenges caused by distance, language, and cultural differences;
•developing and customizing games and other offerings that appeal to the tastes and preferences of players in international markets;
•competition from local game makers with intellectual property rights and significant market share in those markets and with a better understanding of player preferences;
•obtaining, utilizing, protecting, defending, and enforcing our intellectual property rights;

•negotiating agreements with local distribution platforms that are sufficiently economically beneficial to us and protective of our rights;
•the inability to extend proprietary rights in our brand, content, or technology into new jurisdictions;
•implementing alternative payment methods for virtual currency in a manner that complies with local laws and practices and protects us from fraud;
•compliance with applicable foreign laws and regulations, including privacy laws and laws relating to content and consumer protection;
•compliance with anti-bribery laws, including the Foreign Corrupt Practices Act;
•credit risk and higher levels of payment fraud;
•currency exchange rate fluctuations;
•protectionist laws and business practices that favor local businesses in some countries;
•double taxation of our international earnings and potentially adverse tax consequences due to changes in the tax laws of the U.S. or the foreign jurisdictions in which we operate;
•political, economic, and social instability;
•public health crises, such as the COVID-19 pandemic and variants thereof, which can result in varying impacts to our employees, players, vendors, and commercial partners internationally;
•higher costs associated with doing business internationally;
•export or import regulations; and
•trade and tariff restrictions.
If we are unable to manage the complexity of our global operations successfully, our business, financial condition, and operating results could be adversely affected. Additionally, our ability to successfully gain market acceptance in any particular market is uncertain, and the distraction of our senior management team could harm our business, financial condition, or results of operations.
Our business is subject to a variety of U.S. and foreign laws, many of which are unsettled and still developing and which could subject us to claims or otherwise harm our business.
We are subject to a variety of laws in the U.S. and abroad that affect our business, including state and federal laws regarding consumer protection, electronic marketing, data protection and privacy, competition, taxation, intellectual property, export, and national security, which are continuously evolving and developing. The scope and interpretation of the laws that are or may be applicable to us are often uncertain and may be conflicting, particularly laws outside the U.S. There is a risk that existing or future laws may be interpreted in a manner that is not consistent with our current practices and could have an adverse effect on our business. It is also likely that as our business grows and evolves and our games are played in a greater number of countries, we will become subject to laws and regulations in additional jurisdictions or other jurisdictions may claim that we are required to comply with their laws and regulations.
There are ongoing academic, political, and regulatory discussions in the U.S., Europe, Australia, and other jurisdictions regarding whether social casino applications should be subject to a higher level or different type of regulation than other social game applications to protect consumers, in particular minors and persons susceptible to addiction to social casino games, and, if so, what this regulation should include. For example, at the end of August 2020, a court approved a settlement of class action litigation relating to violations by Big Fish Games, Inc., the operator of an online social casino game, of a specific anti-gambling law in the State of Washington, in an aggregate amount equal to $155.0 million. While our games operate differently from games implicated in the Big Fish Games class action litigation, if new social casino regulations are imposed, or other regulations are interpreted to apply to our social casino games, certain, or all, of our casino-themed games may become subject to the rules and regulations and expose us to civil and criminal penalties if we do not comply. In addition, the increased attention focused upon liability issues as a result of lawsuits and legislative proposals could harm our reputation or otherwise impact the growth of our business. Any costs incurred as a result of this potential liability could harm our business, financial condition, or results of operations.

It is possible that a number of laws and regulations may be adopted or construed to apply to us in the U.S. and elsewhere that could restrict the online and mobile industries, including player privacy, advertising, taxation, content suitability, copyright, distribution, and antitrust. Furthermore, the growth and development of electronic commerce may prompt calls for more stringent consumer protection laws that may impose additional burdens on companies such as ours conducting business through the Internet and mobile devices. We anticipate that scrutiny and regulation of our industry will increase and we will be required to devote legal and other resources to addressing such regulation. For example, existing laws or new laws regarding the marketing of in-game purchases, labeling of free-to-play games, regulation of currency, banking institutions, unclaimed property, or money transmission may be interpreted to cover our games and the virtual currency, goods, or payments that we receive. If that were to occur, we may be required to seek licenses, authorizations, or approvals from relevant regulators, the granting of which may be dependent on us meeting certain capital and other requirements and we may be subject to additional regulation and oversight, all of which could significantly increase our operating costs. Changes in current laws or regulations or the imposition of new laws and regulations in the U.S. or elsewhere regarding these activities may lessen the growth of social game services and impair our business, financial condition, or results of operations.
We may be subject to future litigation in the operation of our business. An adverse outcome in one or more proceedings could adversely affect our business.
We may be involved in claims, suits, government investigations, and proceedings arising in the ordinary course of our business, including actions with respect to intellectual property claims, privacy, data protection, law enforcement matters, tax matters, labor and employment claims, commercial and acquisition-related claims, class action lawsuits, and other matters. Such claims, suits, government investigations, and proceedings are inherently uncertain and their results cannot be predicted with certainty. Regardless of their outcomes, such legal proceedings can have an adverse impact on us because of legal costs, diversion of management and other personnel, and other factors. It is possible that a resolution of one or more such proceedings could result in liability, penalties, or sanctions, as well as judgments, consent decrees, or orders preventing us from offering certain features, functionalities, products, or services, or requiring a change in our business practices, products or technologies, which could in the future materially and adversely affect our business, financial condition, or results of operations.
Failure to obtain, maintain, protect, or enforce our intellectual property rights could harm our business, results of operations, and financial condition.
We regard the protection of our trade secrets, software, trademarks, service marks, trade dress, domain names, patents, and other intellectual property rights as critical to our success. We strive to protect our intellectual property rights by relying on a combination of federal, state, and common law trademark, copyright, patent, and trade secret protection laws, as well as contractual restrictions and business practices. We enter into proprietary information and invention assignment agreements with our employees and contractors and confidentiality agreements with parties with whom we conduct business in order to limit access to, and disclosure and use of, our proprietary information. While these agreements will give us contractual remedies upon any unauthorized use or disclosure of our proprietary business information or intellectual property, we may not always be able to effectively monitor or prevent such unauthorized use or disclosure or misappropriation of our proprietary information or intellectual property or deter independent development of similar technologies by others. Enforcing a claim that a party illegally disclosed or misappropriated our proprietary information is difficult, expensive, and time-consuming, and the outcome is unpredictable, and therefore, we may not be able to obtain adequate remedies. In addition, some courts inside and outside the U.S. are less willing or unwilling to protect trade secrets. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor or other third party, we would have no right to prevent them from using that technology or information to compete with us, which could harm our competitive position, business, financial condition, results of operations, and prospects.
We own registered trademarks and issued patents, and have filed, and may continue in the future to file, trademark and patent applications to protect certain of our innovations and intellectual property. This process can be expensive and time-consuming, may not always be successful depending on the intellectual property laws of the applicable jurisdiction in which we seek protection or other circumstances, in which case we may be unable to secure intellectual property protection for all of our technology and methodologies. We also may choose not to pursue registrations in every jurisdiction depending on the nature of the project to which the intellectual property rights pertain. We may, over time, increase our investments in protecting our innovations and other technology. Even if we are successful in obtaining effective intellectual property protection, it is expensive to maintain these rights and the costs of defending our rights could be substantial. Moreover, our failure to develop and properly manage new innovations and other technology could hurt our market position and business opportunities.

While our software and other proprietary technology may be protected under copyright law, we have chosen not to register any copyrights in these works, and instead, primarily rely on protecting our software as a trade secret. In order to bring a copyright infringement lawsuit in the U.S., the applicable copyright must be registered. Accordingly, the remedies and damages available to us for unauthorized use of our software may be limited.
Furthermore, our intellectual property and other proprietary rights may be challenged, knowingly or unknowingly infringed, misappropriated circumvented, declared generic, or determined to be infringing on or dilutive of third-party intellectual property rights, and we may not be able to prevent infringement or misappropriation or other violation of our intellectual property and other proprietary rights without incurring substantial expense. Litigation may be necessary to enforce our intellectual property rights, protect our trade secrets, or determine the validity and scope of proprietary rights claimed by others. Monitoring unauthorized use of our intellectual property is difficult and costly, and while it is our policy to protect and defend our rights to our intellectual property, we cannot predict whether steps taken by us to enforce and protect our intellectual property rights will be adequate to prevent infringement, misappropriation, dilution, or other violations of our intellectual property rights. Any inability to meaningfully enforce our intellectual property rights could harm our ability to compete and reduce demand for our games. Moreover, in any lawsuit we bring to enforce our intellectual property rights, a court may refuse to stop the other party from using the technology at issue on grounds that our intellectual property rights do not cover the technology in question. Further, in such proceedings, the defendant could counterclaim that our intellectual property is invalid or unenforceable and the court may agree, in which case we could lose valuable intellectual property rights. Any litigation of this nature, regardless of outcome or merit, could result in substantial costs, adverse publicity, and diversion of management and technical resources, any of which could adversely affect our business, financial condition, or results of operations. If we fail to maintain, protect, and enhance our intellectual property rights, our business, financial condition, or results of operations may be harmed.
We may be subject to intellectual property disputes, which are costly to defend and could require us to pay significant damages and could limit our ability to use certain technologies in the future.
Our commercial success depends in part on our ability to operate without infringing, misappropriating, or otherwise violating the intellectual property rights of others. We have faced, and may in the future face, allegations that we have infringed, misappropriated, or otherwise violated the trademarks, copyrights, patents, and other intellectual property rights of third parties, including from our competitors and non-practicing entities. We may also be subject to claims that our employees, consultants, or other advisors have wrongfully used or disclosed alleged trade secrets of their former employers or claims asserting ownership of what we regard as our intellectual property. Intellectual property litigation may be protracted and expensive, and the results are difficult to predict. As the result of any court judgment or settlement, we may be obligated to cancel the launch of a new game, stop offering a game or certain features of a game in a particular geographic region or worldwide, pay significant royalties, settlement costs, or damages (including treble damages and attorneys’ fees if we are found to have willfully infringed intellectual property rights), obtain licenses (which may not be available on acceptable terms or at all), modify our games and features, or develop substitutes. Even if we were able to obtain a license, it could be non-exclusive, thereby giving our competitors and other third parties access to the same technologies licensed to us. Furthermore, even if intellectual property disputes do not result in litigation, the time and resources necessary to resolve them could harm our business, results of operations, financial condition, and reputation.
Our games utilize third-party open source software components, which may pose particular risks to our proprietary software, technologies, and games in a manner that could negatively affect our business.
We use open source software in our game development and expect to continue to use open source software in the future. Use and distribution of open source software may entail greater risks than use of third-party commercial software, as open source licensors generally do not provide support, warranties, indemnification, or other contractual protections regarding infringement claims or the quality of the open source software code. To the extent that our games depend upon the successful operation of open source software, any undetected errors or defects in this open source software could prevent the deployment or impair the functionality of our games, delay new releases, result in a failure of our games, and injure our reputation. For example, undetected errors or defects in open source software could render it vulnerable to breaches or security attacks, and, as a result, make our systems more vulnerable to data breaches. In addition, the public availability of such software may make it easier for others to compromise our platform and games.
Moreover, some open source software licenses require users who distribute open source software as part of their proprietary software to publicly disclose all or part of the source code to such software or make available any derivative works or modifications of the open source code on unfavorable terms or at no cost. If we combine our proprietary software with open source software in a certain manner, we could, under certain open source licenses, be required to release or license the source code of our proprietary software to the public, and from time to time, we may face claims from third parties that incorporate open source software into their products, claiming ownership of, or demanding release of, the source code of the open source software or derivative works that were developed using such software, or otherwise seeking to enforce the terms of the applicable open source license. The terms of various open source licenses have not been interpreted by courts, and there is a risk that such licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our use of the open source software. We monitor our use of open source software and try to use open source software in a manner that will not require the disclosure of the source code to our proprietary software or prevent us from charging fees to our players for use of our proprietary software. However, we cannot guarantee that these efforts will be successful, and thus there is a risk that the use of such open source software may ultimately result in litigation, preclude us from charging fees for the use of certain of our proprietary software, require us to replace certain code used in our games, pay damages, settlement fees or a royalty to use some open source software, make the source code of our games publicly available, or discontinue certain games. Any of the foregoing would have a negative effect on our business, financial condition, or results of operations.
We are subject to laws and regulations concerning data privacy, information security, data protection, and consumer protection, and these laws and regulations are continually evolving. Our actual or perceived failure to comply with these laws and regulations could harm our business.
We receive, store, and process personal information and other data relating to employees and business contacts, in addition to that of our players, and we enable our players to share their personal information with each other and with third parties, including on the Internet and mobile platforms. There are numerous federal, state, and local laws around the world regarding privacy and the storing, sharing, use, processing, disclosure, and protection of personal information, the scopes of which are changing, subject to differing interpretations, and may be inconsistent between jurisdictions or conflict with other rules.
Various government and consumer agencies have called for new regulation and changes in industry practices and are continuing to review the need for greater regulation for the collection of information concerning consumer behavior on the Internet, including regulation aimed at restricting certain targeted advertising practices.
In the U.S., there are numerous federal and state privacy and data protection laws and regulations governing the collection, use, disclosure, protection and other processing of personal information, including federal and state data privacy laws, data breach notification laws, and consumer protection laws. For example, the California Consumer Privacy Act of 2018, or CCPA, came into force in January 2020 and created new privacy rights for consumers residing in the state of California. The CCPA gives California residents expanded rights to access and delete their personal information, opt out of certain personal information sharing, and receive detailed information about how their personal information is used. The CCPA allows for the California Attorney General to impose civil penalties for violations and also provides a private right of action for certain data breaches. California voters also recently passed the California Privacy Rights Act, or CPRA, which will take effect on January 1, 2023. The CPRA significantly modifies the CCPA, including by imposing additional obligations on covered companies and expanding California consumers’ rights with respect to certain sensitive personal information, potentially resulting in further uncertainty and requiring us to incur additional costs and expenses in an effort to comply.
In the European Economic Area, or EEA, we are subject to the European Union’s General Data Protection Regulation, or GDPR, which became effective in May 2018, and from January 1, 2021, we are also subject to the UK GDPR and UK Data Protection Act 2018, which retains the GDPR in UK national law. The GDPR and national implementing legislation in EEA member states and the UK impose a strict data protection compliance regime in relation to our collection, control, processing, sharing, disclosure, and other use of personal data, including providing detailed disclosures about how personal data is collected and processed, granting new rights for data subjects to access, delete, or object to the processing of their data, mandatory breach notification to supervisory authorities (and in certain cases, affected individuals) of certain data breaches, and significant documentary requirements to demonstrate compliance through policies, procedures, training, and audit. In particular, European Union privacy supervisory authorities have focused on compliance with requirements relating to the processing of children’s personal data and ensuring that services offered to children are age appropriate, and we may be subject to regulatory scrutiny and subsequent enforcement actions if we are found to be processing children’s data given the nature of our services.
We are also subject to European Union rules with respect to cross-border transfers of personal data out of the EEA and the UK. Recent legal developments in Europe have created complexity and uncertainty regarding transfers of personal data from the EEA and the UK to the U.S. Most recently, on July 16, 2020, the Court of Justice of the European Union, or CJEU, invalidated the EU-US Privacy Shield Framework, or Privacy Shield, under which personal data could be transferred from the EEA to U.S. entities, such as ourselves, who had self-certified under the Privacy Shield scheme. While the CJEU upheld the adequacy of the standard contractual clauses (a standard form of contract approved by the European Commission as an adequate personal data transfer mechanism, and potential alternative to the Privacy Shield), it made clear that reliance on them alone may not necessarily be sufficient in all circumstances.
These recent developments will require us to review and amend the legal mechanisms by which we make and/ or receive personal data transfers to in the U.S. As supervisory authorities issue further guidance on personal data export mechanisms, including circumstances where the standard contractual clauses and other mechanisms cannot be used, and/or start taking enforcement action, we could suffer additional costs, complaints, and regulatory investigations or fines, or if we are otherwise unable to transfer personal data between and among countries and regions in which we operate, it could affect the manner in which we provide our services, the geographical location or segregation of our relevant systems and operations, and could adversely affect our financial results.
In addition, Brazil’s passage of the Lei Geral de Protecao de Dados Pessoais, or LGPD, became effective September 2020 and created new privacy rights for consumers residing in Brazil.
Compliance with the GDPR, LGPD, CCPA, and similar legal requirements has required us to devote significant operational resources and incur significant expenses. We expect the number of jurisdictions adopting their own data privacy laws to increase, which will require us to devote additional significant operational resources and incur additional significant expenses and will also increase our exposure to risks of claims by our players that we have not complied with all applicable data privacy laws.
All of our games are subject to our online privacy policy and our terms of service accessible through our platform providers’ storefronts, from our games, and on our corporate website. While we strive to comply with such policies and all applicable laws, regulations, other legal and contractual obligations, and certain industry standards and codes of conduct relating to data privacy and data protection, these obligations may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other rules or our practices. It is also possible that new laws, regulations, other legal obligations or industry codes of conduct may be adopted, or existing laws, regulations, other legal obligations or industry codes of conduct may be interpreted in such a way that results in us having to take further compliance steps and/or could prevent us from being able to offer services to citizens of a certain jurisdiction or makes it costlier or more difficult for us to do so.
Any failure or perceived failure by us to comply with our privacy policy and terms of service, or our data privacy-related legal obligations including those to our players or other third parties, or any compromise of security that results in the unauthorized release or transfer of personal information, including personal information about our players, may result in regulatory investigations, governmental enforcement actions, and significant fines, which, as an example, can be up to 20 million euros or up to 4% of the annual global revenue of the noncompliant undertaking, whichever is greater, for violations of certain requirements of the GDPR. The UK GDPR mirrors the fines under the GDPR. In addition to the foregoing, we may suffer reputational damage, orders to cease or change our processing of our data, civil claims including representative actions and other class action type litigation (where individuals have suffered harm), potentially amounting to significant compensation or damages liabilities, or public statements against us by consumer advocacy groups or others which could cause our players to lose trust in us, any of which could have an adverse effect on our business, financial condition, or results of operations. Additionally, if third parties we work with such as our players or vendors violate applicable laws or our policies, such violations may also put personal information at risk and expose us to potential liability and reputational harm. Further, public scrutiny of, or complaints about, technology companies or their data handling or data protection practices, even if unrelated to our business, industry, or operations, may lead to increased scrutiny of technology companies, including us, and may cause government agencies to enact additional regulatory requirements, or to modify their enforcement or investigation activities. Any of the foregoing could have an adverse effect on our business, financial condition, or results of operations.
Our business depends on our ability to collect and use data to deliver relevant content and marketing materials, and any limitation on the collection and use of this data could cause us to lose revenue.
When our players use our games, we may collect both personal and non-personal data about our players. We use some of this data to provide a better experience for our players by delivering relevant content and marketing materials. Our players may decide not to allow us to collect some or all of this data or may limit our use of this data. Any limitation on our ability to collect data about our players and game interactions would likely make it more difficult for us to deliver targeted content and marketing materials to our players. Interruptions, failures or defects in our data collection, analysis and storage systems, as well as privacy concerns, increasing public scrutiny and regulatory restrictions regarding the collection of data, could also limit our ability to aggregate and analyze player data. If that happens, we may not be able to successfully adapt to player preferences to improve and enhance our games, retain existing players, and maintain the popularity of our games, which could cause our business, financial condition, or results of operations to suffer.

We are also subject to evolving EU and UK privacy laws on cookies and similar technologies and eMarketing. In the EU and the UK, regulators are increasingly focusing on compliance with requirements in the online behavioral advertising ecosystem, and current national laws that implement the ePrivacy Directive are highly likely to be replaced by an EU regulation known as the ePrivacy Regulation which will significantly increase fines for non-compliance. In the EU and the UK, informed consent is required for the placement of a cookie or similar technologies on a user’s device and for direct electronic marketing. The GDPR also imposes conditions on obtaining valid consent, such as a prohibition on pre-checked consents and a requirement to ensure separate consents are sought for each type of cookie or similar technology. While the text of the ePrivacy Regulation is still under development, a recent European court decision and regulators’ recent guidance are driving increased attention to cookies and tracking technologies. If regulators start to enforce the strict approach endorsed in recent guidance, this could lead to substantial costs, require significant systems changes, limit the effectiveness of our marketing activities, divert the attention of our technology personnel, adversely affect our margins, increase costs, and subject us to additional liabilities. Regulation of cookies and similar technologies, and any decline in the use of cookies or similar online tracking technologies as a means to identify and potentially target players, may lead to broader restrictions and impairments on our marketing and personalization activities and may negatively impact our efforts to understand our players.
Additionally, Internet-connected devices and operating systems controlled by third parties increasingly contain features that allow device users to disable functionality that allows for the delivery of advertising on their devices, including through Apple’s Identifier for Advertising, or IDFA, or Google’s Advertising ID, or AAID, for Android devices. Device and browser manufacturers may include or expand these features as part of their standard device specifications. Advertising identifiers are frequently used as a means to deliver targeted advertising to devices. While we currently conduct very limited advertising to our players in our games (often referred to as “ad monetization”), it is a meaningful way to generate revenue for many mobile game companies. If we subsequently increase our engagement in ad monetization to generate revenue, we will be limited in how and to whom we can present with in-game advertising, which could adversely affect our ability to generate revenues from advertising.
We rely on assumptions and estimates to calculate certain of our key metrics, and real or perceived inaccuracies in such metrics may harm our reputation and negatively affect our business.
Certain of our key metrics, including Daily Active Users, or DAU, Monthly Active Users, or MAU, Average Daily Revenue per DAU, or ARPDAU, Daily Paying Users, or DPU, and Daily Payer Conversion, are calculated using data tracked by our internal analytics systems based on tracking activity of player accounts. The analytics systems and the resulting data have not been independently verified. While these numbers are based on what we believe to be reasonable calculations for the applicable period of measurement, there are inherent challenges in measuring usage and player engagement across our player base and our recently acquired operations, and factors relating to player activity and systems may impact these numbers.
Our awards partners, content licensors, advertisers, and investors rely on our key metrics as a representation of our performance. We regularly review and may adjust our processes for calculating our internal metrics to improve their accuracy. If we determine that we can no longer calculate any of our key metrics with a sufficient degree of accuracy, and we cannot find an adequate replacement for the metric, our business, financial condition, or results of operations may be harmed. In addition, if awards partners, content licensors, advertisers or investors do not perceive our player metrics to be accurate representations of our user base or player engagement, or if we discover material inaccuracies in our user metrics, our reputation may be harmed and awards partners, content licensors, or advertisers may be less willing to allocate their resources, intellectual property, or budgets to our games, which could negatively affect our business, financial condition, or results of operations.
Companies and governmental agencies may restrict access to platforms, our website, mobile applications, or the Internet generally, which could lead to the loss or slower growth of our player base.
Our players generally need to access the Internet and, in particular, platforms such as Facebook, Apple, Google, and our website to play our games. Access to the Internet in a timely fashion is necessary to provide a satisfactory player experience to the players of our games. Companies and governmental agencies could block access to any platform, our website, mobile applications, or the Internet generally, or could limit the speed of data transmissions, for a number of reasons such as security or confidentiality concerns or regulatory reasons, or they may adopt policies that prohibit employees from accessing Facebook, Apple, Google, and our website or any other social platform. In addition, telecommunications companies may implement certain measures, such as increased cost or restrictions based on the type or amount of data transmitted, that would impact players’ ability to access our games. If companies or governmental entities block or limit such access or otherwise adopt policies restricting players from playing our games, our business could be negatively impacted and could lead to the loss or slower growth of our player base.
Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance, or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure, or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, regulatory penalties, disruption of our operations and the services we provide to players, damage to our reputation, and a loss of confidence in our products and services, which could adversely affect our business.
Cybersecurity attacks, including breaches, computer malware and ransomware, computer hacking, and insider threats have become more prevalent in our industry, and experts have warned that the global disruption related to the COVID-19 pandemic and remote working conditions may result in increased threats and malicious activity. Any cybersecurity breach caused by hacking, which involves efforts to gain unauthorized access to information or systems, or to cause intentional malfunctions, loss or corruption of data, software, hardware, or other computer equipment, or the inadvertent transmission of computer viruses or other unauthorized access to our systems caused by employee error, malfeasance, or other disruptions could adversely affect our business, financial condition, results of operations,or reputation. We have experienced and will continue to experience hacking attacks of varying degrees from time to time. Because of our prominence in the social casino gaming industry, we believe we are a particularly attractive target for hackers. Additionally, rapidly evolving technology and capabilities, evolving changes in the sources, capabilities and targets for cybersecurity attacks, as well as the increasing sophistication of cyber criminals increase the risk of material data compromise or business disruption.
In addition, we store sensitive information, including personal information about our employees, and our games involve the storage and transmission of players’ personal information on equipment, networks, and corporate systems run by us or managed by third-parties including Amazon, Apple, Facebook, Google, and Microsoft. We are subject to a number of laws, rules, and regulations requiring us to provide notification to players, investors, regulators, and other affected parties in the event of a security breach of certain personal data, or requiring the adoption of minimum information security standards that are often vaguely defined and difficult to practically implement. The costs of compliance with these laws and regulations, including the GDPR and the CCPA, have increased and may increase in the future. Our corporate systems, third-party systems, and security measures have been subject to a breach and may be breached in the future due to the actions of outside parties, employee error, malfeasance, a combination of these, or otherwise, and, as a result, an unauthorized party may obtain access to, or compromise the integrity of, our data, our employees’ data, our players’ data, or any third-party data we may possess. Any such data security breach could require us to comply with various breach notification laws, create significant exposure for us, including under applicable data privacy laws and regulations such as the GDPR and CCPA, in particular if we have failed to take appropriate security measures, may affect our ability to operate, and may expose us to litigation, remediation and investigation costs, increased costs for security measures, loss of revenue, damage to our reputation and potential liability, each of which could be material.
Changes in tax laws or tax rulings could materially affect our effective tax rates, financial position, and results of operations.
The tax regimes we are subject to or operate under are unsettled and may be subject to significant change. Changes in tax laws (including in response to the COVID-19 pandemic) or changes in interpretations of existing laws could cause us to be subject to additional income-based taxes and non-income based taxes (such as payroll, sales, use, value-added, digital services, excise, net worth, property, and goods and services taxes), which in turn could materially affect our financial position and results of operations. For example, in December 2017, the U.S. federal government enacted the Tax Cuts and Jobs Act, or the 2017 Tax Act. The 2017 Tax Act significantly changed the existing U.S. corporate income tax laws by, among other things, lowering the corporate tax rate, implementing a partially territorial tax system, and imposing a onetime deemed repatriation toll tax on cumulative undistributed foreign earnings. Many of the provisions of the 2017 Tax Act are highly complex and may be subject to further interpretive guidance from the Internal Revenue Service, or IRS, or others. Some of the provisions of the 2017 Tax Act may be changed by a future Congress and may face future challenges by the World Trade Organization, or WTO, such as the favorable tax treatment for foreign-derived intangible income claimed by us. Although we cannot predict the nature or outcome of such future interpretive guidance, or actions by a future Congress or WTO, they could adversely impact the consolidated results of our operations and financial position. In addition, many countries in the EU, as well as a number of other countries and organizations such as the Organization for Economic Cooperation and Development, have recently proposed or recommended changes to existing tax laws or have enacted new laws that could impact our tax obligations. Any significant changes to our future effective tax rate may materially and adversely affect our business, financial condition, results of operations, or cash flows.
We could be required to collect additional sales, value-added, or similar taxes or be subject to other tax liabilities that may increase the costs of our players to engage with our games and adversely affect our results of operations.
One or more U.S. states or countries may seek to impose incremental or new sales, value-added, use, or other tax collection obligations on us. While we generally are not responsible for taxes generated on games accessed and operated through third-party platforms, we are responsible for collecting and remitting applicable sales, value-added, or other similar taxes for revenue generated on games accessed and operated on our own platforms. Historically, we paid taxes on revenue generated from games accessed on our own platforms in U.S. states where we had a sufficient physical presence or “nexus” based on the location of our U.S. offices and servers. However, there is uncertainty as to what constitutes sufficient physical presence or nexus for a U.S. state to levy taxes, fees, and surcharges for sales made over the Internet. Furthermore, an increasing number of states have considered or adopted laws that impose sales tax collection obligations on out-of-state companies. This is also the case in respect of the EU, where value-added taxes may be imposed on non-EU companies making digital sales to consumers within the EU. In addition, the U.S. Supreme Court ruled in South Dakota v. Wayfair, Inc., or Wayfair, that online sellers can be required to collect sales and use tax despite not having a physical presence in the customer’s state. In response to Wayfair, or otherwise, state and local governments may adopt, or begin to enforce, laws requiring us to calculate, collect, and remit sales taxes in their jurisdictions. Similarly, many foreign jurisdictions have considered or adopted laws that impose value-added, digital services, or similar indirect taxes on companies despite not having a physical presence in the foreign jurisdiction.
A successful assertion by one or more states, or other countries or jurisdictions, requiring us to collect taxes where we presently do not do so, or to collect more taxes in a jurisdiction in which we currently collect some taxes, could result in substantial liabilities, including taxes on past sales as well as penalties and interest. We continually monitor the ever-evolving tax landscape in the jurisdictions in which we operate and those jurisdictions where our players reside. The requirement to collect sales, value-added, or similar indirect taxes by foreign, state or local governments for sellers that do not have a physical presence in the jurisdiction could also create additional administrative burdens for us, put us at a competitive disadvantage if they do not impose similar obligations on our competitors, or decrease our future sales, which may materially and adversely affect our business, and results of operations.
We may have exposure to greater than anticipated tax liabilities.
Our income tax obligations are based in part on our corporate operating structure and intercompany arrangements. The tax laws applicable to our business, including the laws of the U.S. and other jurisdictions, are subject to interpretation, and certain jurisdictions are aggressively interpreting their laws in new ways in an effort to raise additional tax revenue. Our existing corporate structure and intercompany arrangements have been implemented in a manner we believe is in compliance with current prevailing tax laws. However, the taxing authorities of the jurisdictions in which we operate may challenge our methodologies for intercompany arrangements, which could impact our worldwide effective tax rate and harm our financial position and results of operations. We are currently under a transfer pricing examination by the Israel Tax Authority for fiscal years 2016 through 2018. While we expect to prevail, it is possible that a negative outcome in this examination would have a material impact on our consolidated results of operations and financial position. In addition, changes to our corporate structure and intercompany agreements, including through acquisitions, could impact our worldwide effective tax rate and harm our financial position and results of operation.
Our ability to utilize our research credit carryforwards and certain other tax attributes may have been limited by “ownership changes” and may be further limited.
Our ability to utilize our research credit carryforwards to offset potential future income taxes that would otherwise be due is dependent upon our generation of future income taxes before the expiration dates of the research credit carryforwards, and we cannot predict with certainty when, or whether, we will generate sufficient income taxes to use all of our research credit carryforwards.
Under Section 383 of the Internal Revenue Code of 1986, as amended, and corresponding provisions of state law, if a corporation undergoes an “ownership change” (generally defined as a greater than 50 percentage point change (by value) in its equity ownership over a rolling three-year period), the corporation’s ability to use its research credit carryforwards and other pre-change tax attributes to offset its post-change income taxes may be limited. We may have experienced, and we may in the future experience, ownership changes, either as a result of the Business Combination or other changes in our stock ownership (some of which are not in our control). As a result, if we incur income tax liability, our ability to use our pre-change research credit carryforwards to offset U.S. federal income taxes may be subject to limitations under Section 383, which could potentially result in increased future tax liability to us. In addition, at the state level, there may be periods during which the use of research credit carryforwards is suspended or otherwise limited, which could accelerate or permanently increase state taxes owed.
General Risk Factors
Economic downturns and political and market conditions beyond our control could adversely affect our business, financial condition, results of operations, or prospects.

Our financial performance is subject to U.S. economic conditions and their impact on levels of spending by players, our awards partners and our advertisers. Economic recessions have had, and may continue to have, far-reaching adverse consequences across many industries, including the gaming industries, which may adversely affect our business and financial condition. In the past decade, the U.S. economy experienced tepid growth following the financial crisis in 2008 and 2009 and experienced a recession in 2020 due to the impact of the COVID-19 pandemic as well as international trade and monetary policy and other changes. If the U.S. economy experiences another recession or any of the relevant regional or local economies suffers a prolonged downturn, our business, financial condition, results of operations or prospects may be adversely affected.
In addition, changes in general market, economic and political conditions in domestic and foreign economies or financial markets, including fluctuation in stock markets resulting from, among other things, trends in the economy as a whole may reduce our players’ disposable income and our awards partners’ budgets resulting in fewer or less desirable rewards to be offered to our players. Any one of these changes could materially and adversely affect our business, financial condition, results of operations, or prospects.
Our results of operations may fluctuate due to various factors and, therefore, our periodic operating results will not be guarantees of future performance.
Our financial results and operating metrics have fluctuated in the past and we expect such results to fluctuate in the future. These fluctuations may be due to a variety of factors, some of which are outside of our control and may not fully reflect the underlying performance of our business.
Our financial results and operations in any given period may be influenced by numerous factors, many of which we are unable to predict or are outside of our control. Player engagement with our games may decline or fluctuate as a result of a number of factors, including the popularity of the underlying games, the player’s level of satisfaction with our games, our ability to improve and innovate games and to attract new awards partners, outages and disruptions of online services, the services offered by our competitors, our marketing and advertising efforts or declines in player activity generally as a result of economic downturns, among others. Any decline or fluctuation in the recurring portion of our business may have a negative impact on our business, financial condition, results of operations, or prospects.
Our reported financial results may be affected by changes in accounting principles generally accepted in the U.S.
Generally accepted accounting principles in the U.S., or GAAP, are subject to interpretation by the Financial Accounting Standards Board, or FASB, the SEC and various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our reported financial results, and could affect the reporting of transactions completed before the announcement of a change. Any difficulties in implementing any future changes to accounting principles could cause us to fail to meet our financial reporting obligations, which could result in regulatory discipline and harm investors’ confidence in us.
Our core values of focusing on our players and their experience within our games and acting for the long-term may conflict with the short-term expectations of analysts.
We believe that providing quality and highly engaging content to our players is essential to our success and serves the best, long-term interests of our company and our stockholders. Therefore, we have made in the past and we may make in the future, significant investments or changes in strategy that we think will benefit us in the long-term, even if our decision has the potential to negatively impact our operating results in the short term. In addition, our decisions may not result in the long-term benefits that we expect, in which case the success of our games, business, financial condition or results of operations could be harmed.
Securities analysts may not publish favorable research or reports about our business or may publish no information at all, which could cause our stock price or trading volume to decline.
Our stock price and trading volume may be heavily influenced by the way analysts and investors interpret our financial information and other disclosures. If securities or industry analysts do not publish research or reports about our business, delay publishing reports about our business, or publish negative reports about our business, regardless of accuracy, the trading price of shares of our Class A common stock could decline.
If a trading market for shares of our Class A common stock develops, the trading market will be influenced to some extent by the research and reports that industry or financial analysts publish about us and our business. We do not control these analysts. As a newly public company, we may be slow to attract research coverage and the analysts who publish information about us will have had relatively little experience with us, which could affect their ability to accurately forecast our results and could make it more likely that we fail to meet their estimates. In the event we obtain securities or industry analyst coverage, if any of the analysts who cover us provide inaccurate or unfavorable research or issue an adverse opinion regarding our stock price, the trading price of our Class A common stock could decline. If one or more of these analysts cease coverage of us or fail to publish reports covering us regularly, we could lose visibility in the market, which in turn could cause our stock price or trading volume to decline.
Even if we are actively covered by analysts, we do not have any control over the analysts or the measures that analysts or investors may rely upon to forecast our future results. Overreliance by analysts or investors on any particular metric to forecast our future results may lead to forecasts that differ significantly from our own.
We may require additional capital to support our growth plans, and such capital may not be available on terms acceptable to us, if at all. This could hamper our growth and adversely affect our business.
We intend to continue to make significant investments to support our business growth and may require additional funds to respond to business challenges, including the need to develop new games and features or enhance our existing games, improve our operating infrastructure or acquire complementary businesses, personnel, and technologies. Accordingly, we may need to engage in equity or debt financings to secure additional funds. If we raise additional funds through future issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our Class A common stock. In June 2021, we entered into the Credit Agreement, which subjects us to certain operational and financial covenants.
Any additional debt financing that we secure in the future could involve offering additional security interests and undertaking restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. Additionally, the COVID-19 pandemic, including variants thereof, has disrupted capital markets, and if we seek to access additional capital or increase our borrowing, there can be no assurance that debt or equity financing may be available to us on favorable terms, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support our business growth and to respond to business challenges could be significantly impaired, and our business, financial condition or results of operations may be harmed.
Our investment portfolio may become impaired by deterioration of the financial markets.
Our cash equivalent and investment portfolio, including the proceeds of the Business Combination, have been invested with a goal of preserving our access to capital, and generally consists of money market funds, corporate debt securities, U.S. government and government agency debt securities, mutual funds, certificates of deposit, and time deposits. We follow an investment policy and set of guidelines to monitor and help mitigate our exposure to interest rate and credit risk, which guidelines include credit quality standards and permissible allocations of certain sectors to limit our exposure to specific investment types. Volatility in the global financial markets can negatively impact the value of our investments, and recent depressed performance in U.S. and global financial markets due to the COVID-19 pandemic and variants thereof has negatively impacted the carrying value of our investment portfolio. If financial markets experience further volatility, including due to depressed economic production and performance across the U.S. and global economies due to impacts of the COVID-19 pandemic and variants thereof, investments in some financial instruments may pose risks arising from market liquidity and credit concerns. In addition, any disruption of the capital markets could cause our other income and expenses to vary from expectations. Although we intend to manage our investment portfolio for a low risk of material impairment, we cannot predict future market conditions, market liquidity or credit availability, and can provide no assurance that our investment portfolio will remain materially unimpaired.
Our management has limited experience in operating a public company. The requirements of being a public company may strain our resources and divert management’s attention, and the increases in legal, accounting and compliance expenses may be greater than we anticipate.
We are a public company, and as such (and particularly after we are no longer an “emerging growth company”), will incur significant legal, accounting and other expenses that we did not incur as a private company. We are subject to the reporting requirements of the Exchange Act, and are required to comply with the applicable requirements of the U.S. Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and the Dodd-Frank Wall Street Reform and Consumer Protection Act, as well as the rules and regulations subsequently implemented by the SEC and the listing standards of the Nasdaq, including changes in corporate governance practices and the establishment and maintenance of effective disclosure and financial controls. Compliance with these rules and regulations can be burdensome. Our management and other personnel need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations have increased, and will continue to increase, our historical legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect that these rules and regulations may make it more difficult and more expensive for us to attract and retain qualified members to the Board of Directors as compared to a private company. In particular, we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act, which will increase when we are no longer an “emerging growth company.” We will need to hire additional accounting and financial staff, and engage outside consultants, all with appropriate public company experience and technical accounting knowledge and maintain an internal audit function, which will increase our operating expenses. Moreover, we could incur additional compensation costs in the event that we decide to pay cash compensation closer to that of other publicly listed companies, which would increase our general and administrative expenses and could materially and adversely affect our profitability. We are evaluating these rules and regulations, and cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.
Our executive officers have limited experience in the management of a publicly traded company. Their limited experience in dealing with the increasingly complex laws pertaining to public companies could be a significant disadvantage in that it is likely that an increasing amount of their time may be devoted to these activities, which will result in less time being devoted to the management and growth of our company. We may not have adequate personnel with the appropriate level of knowledge, experience and training in the accounting policies, practices or internal control over financial reporting required of public companies. Our management will need to continually assess our staffing and training procedures to improve our internal control over financial reporting. Further, the development, implementation, documentation and assessment of appropriate processes, in addition to the need to remediate any potential deficiencies, will require substantial time and attention from management. The development and implementation of the standards and controls necessary for us to achieve the level of accounting standards required of a public company may require costs greater than expected. It is possible that we will be required to expand our employee base and hire additional employees to continue to support our operations as a public company which will increase our operating costs in future periods.
As a private company, we were not required to document and test our internal controls over financial reporting, our management was not required to certify the effectiveness of our internal controls and our auditors were not required to opine on the effectiveness of our internal controls over financial reporting. Failure to maintain adequate financial, information technology and management processes and controls could result in material weaknesses which could lead to errors in our financial reporting, which could adversely affect our business.
We were not required to document and test our internal controls over financial reporting, our management was not required to certify the effectiveness of our internal controls and our auditors were not required to opine on the effectiveness of our internal controls over financial reporting. We are not currently subject to Section 404 of the Sarbanes-Oxley Act. However, we are required to provide management’s attestation on internal controls commencing with our annual report for the year ending December 31, 2022. In addition, we may lose our emerging growth company status and become subject to the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. We may not be able to complete our evaluation, testing and any required remediation in a timely fashion. In addition, our current controls and any new controls that we develop may become inadequate because of poor design and changes in our business, including increased complexity resulting from our international operations and our contemplated international expansion. Any failure to implement and maintain effective internal controls over financial reporting could adversely affect the results of assessments by our independent registered public accounting firm and its attestation reports.
If we are unable to certify the effectiveness of our internal controls, or if our internal controls have a material weakness, we may not detect errors timely, our financial statements could be misstated, we could be subject to regulatory scrutiny and a loss of confidence by stakeholders, which could harm our business and adversely affect the trading price of our Class A common stock.
We are currently an “emerging growth company” within the meaning of the Securities Act, and have taken advantage of certain exemptions from disclosure requirements available to emerging growth companies, which could make our securities less attractive to investors and may make it more difficult to compare our performance to the performance of other public companies.
We are currently an “emerging growth company” as defined in Section 2(a)(19) of the Securities Act, as modified by the JOBS Act. As such, we are eligible for and have taken advantage of certain exemptions from various reporting requirements applicable to other public companies that are not emerging growth companies, and we intend to continue to take advantage of such exemptions for as long as we continue to be an emerging growth company, including, but not limited to: (i) not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, (ii) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and (iii) exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. As a result, our stockholders may not have access to certain information they may deem important. We will remain an emerging growth company until the earliest of (1) the last day of the fiscal year in which the market value of our Class A common stock that are held by non-affiliates exceeds $700 million as of June 30 of that fiscal year, (2) the last day of the fiscal year in which we have total annual gross revenue of $1.07 billion or more during such fiscal year (as indexed for inflation), (3) the date on which we have issued more than $1 billion in non-convertible debt in the prior three-year period or (4) the last day of the fiscal year following the fifth anniversary of the date of the first sale of Acies Class A ordinary shares. Investors may find our securities less attractive because we have relied on these exemptions. If some investors find our securities less attractive as a result of our reliance on these exemptions, the trading prices of our securities may be lower than they otherwise would be, there may be a less active trading market for our securities and the trading prices of our securities may be more volatile.
Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. We have elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.
Our workforce and operations have grown substantially since our inception and we expect that they will continue to do so. If we are unable to effectively manage that growth, our financial performance and future prospects will be adversely affected.
Since our inception, we have experienced growth in the U.S. and internationally. This expansion increases the complexity of our business and has placed, and will continue to place, significant strain on our management, personnel, operations, systems, technical performance, financial resources, and internal financial control and reporting functions. We may not be able to manage our growth effectively, which could damage our reputation and negatively affect our operating results.
Properly managing our growth will require us to continue to hire, train, and manage qualified employees and staff, including engineers, operations personnel, financial and accounting staff, and sales and marketing staff, and to improve and maintain our technology. If our new hires perform poorly, if we are unsuccessful in hiring, training, managing, and integrating these new employees and staff, or if we are not successful in retaining our existing employees and staff, our business may be harmed. Moreover, in order to optimize our organizational structure, we have implemented reductions in force and may in the future implement other reductions in force. Any reduction in force may yield unintended consequences and costs, such as attrition beyond the intended reduction in force, the distraction of employees, reduced employee morale and could adversely affect our reputation as an employer, which could make it more difficult for us to hire new employees in the future and increase the risk that we may not achieve the anticipated benefits from the reduction in force. Properly managing our growth will require us to establish consistent policies across regions and functions, and a failure to do so could likewise harm our business.
Our failure to upgrade our technology or network infrastructure effectively to support our growth could result in unanticipated disruptions. To manage the growth of our operations and personnel and improve the technology that supports our business operations, as well as our financial and management systems, disclosure controls and procedures, and internal controls over financial reporting, we will be required to commit substantial financial, operational and technical resources.
Our current and planned personnel, systems, procedures, and controls may not be adequate to support our future operations. If we are unable to expand our operations and hire additional qualified personnel in an efficient manner, or if our operational technology is insufficient to reliably service our games, we could potentially face difficulties in retaining players, which would adversely affect our business, financial condition, and operating results.
Our organizational structure is complex and will continue to grow as we add additional employees. We will need to scale our operational, financial, and management controls as well as our reporting systems and procedures to support the growth of our organizational structure. We will require capital and management resources to grow and mature in these areas. If we are unable to effectively manage the growth of our business, the quality of our games may suffer, and we may be unable to address competitive challenges, which would adversely affect our business, operations, and financial condition.

Continued growth and success will depend on the performance of our current and future employees, including certain key employees. Recruitment and retention of these individuals is vital to growing our business and meeting our business plans. The loss of any of our key executives or other key employees could harm our business.
Our ability to compete and grow depends in large part on the efforts and talents of our employees and executives. Our success depends in a large part upon the continued service of our senior management team, including Andrew Pascal, our Co-Founder and Chief Executive Officer. Mr. Pascal is critical to our vision, strategic direction, culture, products and technology, and the continued retention of our entire senior management team is important to the success of our operating plan. We do not have employment agreements or offer letters with certain members of our senior management team, and we do not maintain key-man insurance for members of our senior management team. The loss of any member of our senior management team could cause disruption and harm our business, financial condition, results of operations, or reputation.
In addition, our ability to execute our strategy depends on our continued ability to identify, hire, develop, motivate, and retain highly skilled employees, particularly in the competitive fields of game design, product management, engineering, and data science. These employees are in high demand, and we devote significant resources to identifying, recruiting, hiring, training, and successfully integrating and retaining them. Interviewing, hiring, and integrating new employees has and will continue to be particularly challenging during the COVID-19 pandemic. In addition, we have recently observed labor shortages, increasing competition for talent, and increasing employee attrition. As part of our global remote working plans, throughout the duration of the COVID-19 pandemic, we have devoted and will continue to devote increased efforts to maintaining our collaborative culture of the corporate headquarters and each of our domestic and international game studios through the use of videoconferencing and other online communication and sharing tools, and to monitoring the health, safety, morale, and productivity of our employees, including new employees, as we evaluate the impacts of this challenging situation on our business and employees.
We believe that two critical components of our success and our ability to retain our best people are our culture and our competitive compensation practices. As we continue to operate as a public company, we may find it difficult to maintain our entrepreneurial, execution-focused culture. In addition, any volatility in our operating results and the trading price of shares of our Class A common stock may cause our employee base to be more vulnerable to be targeted for recruitment by competitors. While we believe we compete favorably, competition for highly skilled employees is intense. If we are unable to identify, hire, and retain our senior management team and our key employees, our business, financial condition or results of operations could be harmed. Moreover, if our team fails to work together effectively to execute our plans and strategies on a timely basis, our business, financial condition, or results of operations could be harmed.
Any restructuring actions and cost reduction initiatives that we undertake may not deliver the expected results and these actions may adversely affect our business.
We have implemented restructurings in the past and may implement restructurings in the future for purpose of reducing costs, streamlining operations, and improving cost efficiencies to better align our operating expenses with our revenue. Such restructurings may include reducing our headcount, rationalizing our product pipeline, reducing marketing and technology expenditures, and downsizing certain game studios. We plan to continue to manage costs to better and more efficiently manage our business. Our restructuring plans and other such efforts could result in disruptions to our operations and adversely affect our business, financial condition, or results of operations.
We actively monitor our costs, however, if we do not fully realize or maintain the anticipated benefits of any restructuring actions and cost reduction initiatives, our business, financial condition, or results of operations could be adversely affected, and additional restructuring initiatives may be necessary. In addition, we cannot be sure that the cost reduction initiatives will be as successful in reducing our overall expenses as expected or that additional costs will not offset any such reductions. If our operating costs are higher than we expect or if we do not maintain adequate control of our costs and expenses, our operating results will suffer. In addition, any cost reduction measures could negatively impact our business, financial condition, or results of operations including but not limited to, delaying the introduction of new games, features, or content, delaying introduction of new technology, impacting our ability to react nimbly to game or technology issues, or impacting employee retention and morale.
We have a game studio located in Burlingame, California, just south of San Francisco. The occurrence of an earthquake or other natural disaster or other significant business interruption at or near our game studio in Burlingame, California, or any of our other game studios or facilities, could cause damage to our facilities and equipment and interfere with our operations.
We rent a facility housing a game studio located in the San Francisco Bay Area, an area known for earthquakes, and is thus vulnerable to damage. All of our other game studios and facilities are vulnerable to damage from natural or man-made disasters, including power loss, fire, explosions, floods, communications failures, terrorist attacks, contagious disease outbreak (such as the COVID-19 pandemic), and similar events. If any disaster were to occur, our ability to operate our business at our game studios or facilities could be impaired and we could incur significant losses, recovery from which may require substantial time and expense.
Our insurance may not provide adequate levels of coverage against claims.
We believe that we maintain insurance customary for businesses of our size and type. However, there are types of losses we may incur that cannot be insured against or that we believe are not economically reasonable to insure. Moreover, any loss incurred could exceed policy limits and policy payments made to us may not be made on a timely basis. Such losses could adversely affect our business prospects, results of operations, cash flows, and financial condition.
Because we are a “controlled company” within the meaning of the Nasdaq rules, our stockholders may not have certain corporate governance protections that are available to stockholders of companies that are not controlled companies.
So long as more than 50% of the voting power for the election of directors is held by an individual, a group or another company, we will qualify as a “controlled company” within the meaning of the Nasdaq corporate governance standards. As of December 31, 2021, the Founder Group controlled approximately 74.6% of the combined voting power of our outstanding capital stock. As a result, we are a “controlled company” within the meaning of the Nasdaq corporate governance standards and are not subject to the requirements that would otherwise require us to have: (i) a majority of independent directors; (ii) a nominating committee comprised solely of independent directors; (iii) compensation of our executive officers determined by a majority of the independent directors or a compensation committee comprised solely of independent directors; and (iv) director nominees selected, or recommended for the Board of Directors selection, either by a majority of the independent directors or a nominating committee comprised solely of independent directors. As of the date of this prospectus, we do not utilize any of these exemptions, however, should we later choose to do so, you may not have the same protections afforded to stockholders of companies that are subject to all of these corporate governance requirements.
The Founder Group may have its interest in us diluted due to future equity issuances or its own actions in selling shares of our Class B common stock, in each case, which could result in a loss of the “controlled company” exemption under the Nasdaq listing rules. We would then be required to comply with those provisions of the Nasdaq listing requirements.
The dual class structure of our common stock has the effect of concentrating voting power with Andrew Pascal, our Chairman and Chief Executive Officer, which limits an investor’s ability to influence the outcome of important transactions, including a change in control.
Shares of our Class B common stock are entitled to twenty (20) votes per share, while shares of our Class A common stock are entitled to one (1) vote per share. Mr. Pascal and his affiliated entities included in the Founder Group hold all of the issued and outstanding shares of our Class B common stock. Accordingly, as of December 31, 2021, the Founder Group, including Mr. Pascal, beneficially owned approximately 9.8% of the outstanding shares of our common stock and approximately 74.6% of the combined voting power of our outstanding shares of our common stock, and accordingly is able to control matters submitted to our stockholders for approval, including the election of directors, amendments to our organizational documents and any merger, consolidation, sales of all or substantially all of our assets or other major corporate transactions. Mr. Pascal may have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. This concentrated control may have the effect of delaying, preventing, or deterring a change in control of our company, could deprive our stockholders of an opportunity to receive a premium for their capital stock as part of a sale of our company, and may ultimately affect the market price of shares of our Class A common stock.
We cannot predict the impact our dual class structure may have on the stock price of our Class A common stock.
We cannot predict whether our dual class structure will result in a lower or more volatile market price of our Class A common stock or in adverse publicity or other adverse consequences. For example, certain index providers have announced restrictions on including companies with multiple-class share structures in certain of their indexes. Under these policies, our dual class capital structure would make us ineligible for inclusion in certain indices, and as a result, mutual funds, exchange-traded funds and other investment vehicles that attempt to passively track those indices will not be investing in our stock. It is unclear what effect, if any, these policies will have on the valuations of publicly traded companies excluded from such indices, but it is possible that they may depress valuations, as compared to similar companies that are included. As a result, the market price of shares of our Class A common stock could be adversely affected.
We may issue additional common stock or preferred stock, including under the 2021 Plan and 2021 ESPP. Any such issuances would dilute the interest of our stockholders and likely present other risks.
We may issue a substantial number of additional shares of common or preferred stock, including under the 2021 Plan and 2021 ESPP. Any such issuances of additional shares of common or preferred stock:

•may significantly dilute the equity interests of our stockholders;
•may subordinate the rights of holders of common stock if preferred stock is issued with rights senior to those afforded our common stock;
•could cause a change in control if a substantial number of shares of our common stock are issued, which may affect, among other things, our ability to use our net operating loss carry forwards, if any, and could result in the resignation or removal of our present officers and directors; and
•may adversely affect prevailing market prices for our Class A common stock.
Legal proceedings in connection with the Business Combination, the outcomes of which are uncertain, could divert management’s attention and adversely affect our daily operations.
On March 2, 2021, a lawsuit was filed in the Superior Court of California, Los Angeles County, by a purported Acies shareholder in connection with the Business Combination: McCart v. Acies Acquisition Corp., et al. (Sup. Ct. L.A. County) (the “Complaint”). The Complaint names Acies and members of Acies’ board of directors as defendants. The Complaint alleges breaches of fiduciary duties against members of Acies’ board of directors and aiding and abetting the board of directors’ alleged breaches of fiduciary duties against Acies. The Complaint also alleges that the registration statement is materially deficient and omits and/or misrepresents material information including, among other things, certain financial information, certain details regarding Acies’ financial advisors, and other information relating to the background of the Business Combination. The Complaint generally seeks to enjoin the Business Combination or in the event that it is consummated, recover damages. Another purported Acies shareholder sent a demand letter on February 19, 2021 (the “Demand”), making similar allegations as those made in the Complaint and demanding additional disclosure regarding the Business Combination. While the Complaint was voluntarily dismissed by the plaintiff on August 6, 2021, and we have not received any further communications relating to the Demand, additional lawsuits may be filed against Acies, Old PLAYSTUDIOS or us or our directors and officers in connection with the Business Combination. Defending such additional lawsuits could require any of the above entities to incur significant costs and draw the attention of the management team away from the daily operations of our business. Further, the defense or settlement of any lawsuit or claim may also adversely affect our business, financial condition, results of operations, and cash flows.
Warrants will become exercisable for our Class A common stock and Earnout Shares and Sponsor Shares may become issuable or vest, each of which would increase the number of shares eligible for future resale in the public market and result in dilution to our stockholders.
Outstanding Warrants to purchase an aggregate of 10,996,631 shares of our Class A common stock became exercisable in accordance with the terms of the Warrant Agreement governing those securities on October 27, 2021. The exercise price of these Warrants is $11.50 per share. In addition, up to 15,000,000 Earnout Shares of our common stock may be issued and up to 900,000 Sponsor Shares may vest and become unrestricted upon the closing price of the Class A common stock exceeding $12.50 and $15.00 per share, respectively, for any 20 trading days within any 30-trading day window commencing on or after November 18, 2021 and ending no later than June 21, 2026 (the Earnout Shares will also vest based on the price targets in connection with a sale of our company). To the extent such Warrants are exercised and such shares are issued or become unrestricted, additional shares of our Class A common stock will be issued or become eligible for resale, which will result in dilution to the holders of our common stock and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market or the fact that such Warrants may be exercised could adversely affect the market price of our Class A common stock.
Regulatory and licensing requirements may limit the ability of third parties seeking to make investments in us or acquire us.
Many states require prior approval of acquisitions of “control,” as defined under each state’s laws and regulations, which may apply to an investment without regard to the intent of the investor. In some states, the obligation to obtain approval is imposed on the licensee, and in other states, the prospective investor bears the statutory obligation. Depending on the form of entity, the threshold trigger may be limited to voting stock. A failure to make the relevant filings and receive the requisite approvals could result in administrative sanctions against the prospective investor or the licensee, including the potential suspension of the license in that state until the requisite approval is obtained. These regulatory requirements may discourage potential acquisition proposals or investments that would result in a change of control of us, may delay or prevent acquisition of shares that would result in a change in control of us, and, as a result, may adversely impact demand for, and the trading price of, our Class A common stock.

Risks Relating to the Restatement of Our Previously Issued Financial Statements
Our warrants are accounted for as liabilities and changes in the value of our warrants could have a material effect on our financial results.
On April 12, 2021, the SEC Staff expressed its view that certain terms and conditions common to SPAC warrants may require the warrants to be classified as liabilities instead of equity on our balance sheet (the “SEC Staff Statement”). As a result of the SEC Staff Statement, we reevaluated the accounting treatment of the Warrants, and determined to classify the Warrants as derivative liabilities measured at fair value, with changes in fair value reported in our statement of operations for each reporting period.
As a result, included on our balance sheet as of December 31, 2021 contained elsewhere in this prospectus are derivative liabilities related to embedded features contained within the Warrants. ASC 815-40 provides for the remeasurement of the fair value of such derivatives at each balance sheet date, with a resulting non-cash gain or loss related to the change in the fair value being recognized in earnings in the statement of operations. As a result of the recurring fair value measurement, our financial statements and results of operations may fluctuate quarterly based on factors which are outside of our control. Due to the recurring fair value measurement, we expect that we will recognize non-cash gains or losses on the Warrants each reporting period and that the amount of such gains or losses could be material.
Additional Risks Related to Ownership of Our Common Stock and Our Operation as a Public Company
The price of our Class A common stock and Warrants may be volatile.
The price of our Class A common stock, as well as our Warrants, may fluctuate due to a variety of factors, including:
•changes in the industries in which we and our vendors operate;
•developments involving our competitors;
•changes in laws and regulations affecting our business;
•variations in our operating performance and the performance of our competitors in general;
•actual or anticipated fluctuations in our quarterly or annual operating results;
•publication of research reports by securities analysts about us or our competitors or our industry;
•the public’s reaction to our press releases, our other public announcements and our filings with the SEC;
•actions by stockholders, including the sale by the PIPE Investors (as defined in Note 3—Business Combination) of any of their shares of our Class A common stock;
•the issuance and potential sales of 15,000,000 Earnout Shares and potential sale of 900,000 Sponsor Shares upon the occurrence of Earnout Triggering Events;
•the sales of shares of our Class A common stock after the expiration of applicable lockup restrictions;
•additions and departures of key personnel;
•commencement of, or involvement in, litigation against us;
•changes in our capital structure, such as future issuances of securities or the incurrence of additional debt;
•the volume of shares of our Class A common stock available for public sale; and
•general economic and political conditions, such as the effects of the COVID-19 outbreak, recessions, interest rates, local and national elections, fuel prices, international currency fluctuations, corruption, political instability, and acts of war or terrorism.
These market and industry factors may materially reduce the market price of our Class A common stock and Warrants regardless of our operating performance.
In addition, fluctuations in the price of our securities could contribute to the loss of all or part of your investment. If an active market for our securities develops and continues, the trading price of our securities could be volatile and subject to wide fluctuations in response to various factors, some of which are beyond our control. Any of the factors listed above could have a material adverse effect on your investment in our securities, and our securities may trade at prices significantly below the price you paid for them. In such circumstances, the trading price of our securities may not recover and may experience a further decline.
We do not intend to pay cash dividends for the foreseeable future.
We currently intend to retain our future earnings, if any, to finance the further development and expansion of our business and do not intend to pay cash dividends in the foreseeable future. Any future determination to pay dividends will be at the discretion of the Board of Directors and will depend our financial condition, results of operations, capital requirements, restrictions contained in future agreements and financing instruments, business prospects, and such other factors as the Board of Directors deems relevant.
We will have broad discretion over the use of proceeds from the exercise of the Public Warrants and options, and we may invest or spend the proceeds in ways with which investors do not agree and in ways that may not yield a return.
We will have broad discretion over the use of proceeds from the exercises of the Public Warrants and options. Investors may not agree with our decisions, and our use of the proceeds may not yield a return on investment. We intend to use these net proceeds for general corporate purposes, which may include capital expenditures, investments, and working capital. In addition, from time to time in the past we have considered, and we continue to consider, acquisitions and strategic transactions, and we also may use such proceeds for such purposes. Our use of these proceeds may differ substantially from our current plans. Our failure to apply the proceeds from the exercises of the Public Warrants and options effectively could impair our ability to pursue our growth strategy or could require us to raise additional capital.
We may be subject to securities litigation, which is expensive and could divert management attention.
The market price of our Class A common stock may be volatile and, in the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert management’s attention from other business concerns, which could seriously harm our business.
Future resales of common stock may cause the market price of our securities to drop significantly, even if our business is doing well.
Pursuant to the Sponsor Support Agreement and the Bylaws and subject to certain exceptions, the holders of: (i) the shares of our common stock issued as consideration pursuant to the Mergers, (ii) any Old PLAYSTUDIOS Options; (iii) the shares of our common stock underlying the Old PLAYSTUDIOS Options; (iv) Sponsor Shares or (v) Private Warrants, in each case, are restricted from selling or transferring any of the securities described in clauses (i), (ii), (iii), (iv) or (v) (the “Lock-Up Securities”). Such restrictions began at the Closing and will end on June 21, 2022, except that as of December 20, 2021, an amount of Lock-Up Securities equal to the lesser of (A) 5% of the Lock-Up Securities held by each holder of Lock-Up Securities and (B) 50,000 Lock-Up Securities held by each holder of Lock-Up Securities, was no longer subject to the transfer restrictions.
However, following the expiration of such lock-up, the Sponsor and the Old PLAYSTUDIOS stockholders will not be restricted from selling shares of our Class A common stock held by them, other than by applicable securities laws. Additionally, the PIPE Investors were not restricted from selling any of their shares of our Class A common stock, other than by applicable securities laws. As such, sales of a substantial number of shares of our Class A common stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our Class A common stock. As of December 31, 2021, the Sponsor and the Old PLAYSTUDIOS stockholders collectively owned approximately 68.2% of the outstanding shares of our common stock (not including the shares of our Class A common stock issued in the PIPE Financing).
The shares held by the Sponsor and the Old PLAYSTUDIOS stockholders may be sold after the expiration of the applicable lock-up period. As restrictions on resale end and registration statements (filed after the Closing to provide for the resale of such shares from time to time) are available for use, the sale or possibility of sale of these shares could have the effect of increasing the volatility in the share price of our Class A common stock or the market price of our Class A common stock could decline if the holders of currently restricted shares sell them or are perceived by the market as intending to sell them.
The Public Warrants may never be in the money, and they may expire worthless and the terms of the Public Warrants may be amended in a manner adverse to a holder if holders of at least 65% of the then outstanding Public Warrants approve of such amendment.

The Public Warrants were issued in registered form under a Warrant Agreement between Continental Stock Transfer & Trust Company, as warrant agent, and Acies. The Warrant Agreement provides that the terms of the Public Warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval by the holders of at least 65% of the then outstanding Public Warrants to make any change that adversely affects the interests of the registered holders of Public Warrants. Accordingly, we may amend the terms of the Public Warrants in a manner adverse to a holder if holders of at least 65% of the then outstanding Public Warrants approve of such amendment. Although our ability to amend the terms of the Public Warrants with the consent of at least 65% of the then outstanding Public Warrants is unlimited, examples of such amendments could be amendments to, among other things, increase the exercise price of the Public Warrants, shorten the exercise period or decrease the number of shares of Class A common stock purchasable upon exercise of a Public Warrant.
We may redeem the Public Warrants prior to their exercise at a time that is disadvantageous to the holders of Public Warrants.
We have the ability to redeem outstanding Public Warrants at any time after they become exercisable and prior to their expiration, at a price of $0.01 per Public Warrant if, among other things, the last reported sale price of our Class A common stock for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which we send the notice of redemption to the holders of the Public Warrants equals or exceeds $18.00 per share (as adjusted for share splits, share dividends, rights issuances, subdivisions, reorganizations, recapitalizations, and the like). If and when the Public Warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws. As a result, we may redeem the Public Warrants as set forth above even if the holders are otherwise unable to exercise the Public Warrants. Redemption of the outstanding Public Warrants as described above could force the holders of Public Warrants to: (i) exercise the Public Warrants and pay the exercise price therefor at a time when it may be disadvantageous for them to do so; (ii) sell the Public Warrants at the then-current market price when they might otherwise wish to hold their warrants; or (iii) accept the nominal redemption price which, at the time the outstanding Public Warrants are called for redemption, we expect would be substantially less than the market value of the Public Warrants. None of the Private Warrants will be redeemable by us (subject to limited exceptions) so long as they are held by our Sponsor or its permitted transferees.
In addition, we have the ability to redeem the outstanding Public Warrants at any time after they become exercisable and prior to their expiration, at a price of $0.10 per Public Warrant if, among other things, the last reported sale price of our Class A common stock for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which we send the notice of redemption to the holders of the Public Warrants equals or exceeds $10.00 per share (as adjusted for share splits, share dividends, rights issuances, subdivisions, reorganizations, recapitalizations and the like). In such a case, the holders will be able to exercise their Public Warrants prior to redemption for a number of shares of Class A common stock determined based on the redemption date and the fair market value of our Class A common stock. The value received upon exercise of the Public Warrants (i) may be less than the value the holders would have received if they had exercised their Public Warrants at a later time where the underlying share price is higher and (ii) may not compensate the holders for the value of the Public Warrants, including because the number of shares of our Class A common stock received is capped at 0.361 shares of Class A common stock per Public Warrant (subject to adjustment) irrespective of the remaining life of the Public Warrants.
Furthermore, the shares of Class A common stock issued upon exercise of the Public Warrants or Private Warrants (or upon the redemption of such Public Warrants for shares of our Class A common stock) will result in dilution to the existing holders of our common stock.
Delaware law and our organizational documents contain certain provisions, including anti-takeover provisions, that limit the ability of stockholders to take certain actions and could delay or discourage takeover attempts that stockholders may consider favorable.
Our organizational documents, and the Delaware General Corporation Law ("DGCL"), contain provisions that could have the effect of rendering more difficult, delaying or preventing an acquisition that stockholders may consider favorable, including transactions in which stockholders might otherwise receive a premium for their shares. These provisions could also limit the price that investors might be willing to pay in the future for shares of our common stock, and therefore depress the trading price of our common stock. These provisions could also make it difficult for stockholders to take certain actions, including electing directors who are not nominated by the current members of the Board of Directors or taking other corporate actions, including effecting changes in our management. Among other things, the organizational documents include provisions regarding:
•the ability of the Board of Directors to issue shares of preferred stock, including “blank check” preferred stock and to determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquirer;
•the Certificate of Incorporation will prohibit cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates;
•the limitation of the liability of, and the indemnification of, our directors and officers;
•the ability of the Board of Directors to amend the Bylaws, which may allow the Board of Directors to take additional actions to prevent an unsolicited takeover and inhibit the ability of an acquirer to amend the Bylaws to facilitate an unsolicited takeover attempt; and
•advance notice procedures with which stockholders must comply to nominate candidates to the Board of Directors or to propose matters to be acted upon at a stockholders’ meeting, which could preclude stockholders from bringing matters before annual or special meetings of stockholders and delay changes in the Board of Directors and also may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.
These provisions, alone or together, could delay or prevent hostile takeovers and changes in control or changes in the Board of Directors or management.
The provisions of the Certificate of Incorporation requiring exclusive forum in the Court of Chancery of the State of Delaware for certain types of lawsuits may have the effect of discouraging lawsuits against our directors and officers.
Our Certificate of Incorporation provides that, to the fullest extent permitted by law, and unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, in the event the Chancery Court does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) will be the sole and exclusive forum for: (i) any derivative action, suit or proceeding brought on our behalf; (ii) any action, suit or proceeding asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, or stockholders to us or our stockholders; (iii) any action, suit or proceeding arising pursuant to any provision of the DGCL or our Bylaws or our Certificate of Incorporation (as either may be amended from time to time); (iv) any action, suit or proceeding as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware; or (v) any action, suit or proceeding asserting a claim against us or any of our current or former director, officer, or stockholder governed by the internal affairs doctrine. Notwithstanding the foregoing, our Certificate of Incorporation provides that the exclusive forum provision will not apply to suits brought to enforce a duty or liability created by the Securities Act or the Exchange Act, or any other claim for which the federal courts have exclusive jurisdiction. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Similarly, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. The organizational documents also provide that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the U.S. federal district courts shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act.
These provisions may have the effect of discouraging lawsuits against our directors and officers. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that, in connection with any applicable action brought against us, a court could find the choice of forum provisions contained in our Certificate of Incorporation to be inapplicable or unenforceable in such action.

USE OF PROCEEDS
All of the Class A common stock and Warrants offered by the Selling Securityholders pursuant to this prospectus will be sold by the Selling Securityholders for their respective accounts. We will not receive any of the proceeds from these sales.
We will receive up to an aggregate of approximately $126.5 million from the exercise of the Warrants, assuming the exercise in full of all of the Warrants for cash. We expect to use the proceeds from the exercise of the Warrants, if any, for general corporate purposes, which may include capital expenditures, investments and working capital. In addition, from time to time in the past we have considered, and we continue to consider, acquisitions and strategic transactions, and we also may use such proceeds.
We will have broad discretion over the use of proceeds from the exercise of the Warrants. There is no assurance that the holders of the Warrants will elect to exercise any or all of such Warrants. To the extent that the Warrants are exercised on a “cashless basis,” the amount of cash we would receive from the exercise of the Warrants will decrease.

DETERMINATION OF OFFERING PRICE
The offering price of the shares of Class A common stock underlying the Warrants offered hereby is determined by reference to the exercise price of the Warrants of $11.50 per share. The Public Warrants are listed on the Nasdaq under the symbol “MYPSW.”
We cannot currently determine the price or prices at which shares of our Class A common stock may be sold by the Selling Securityholders under this prospectus.

MARKET INFORMATION FOR COMMON STOCK AND DIVIDEND POLICY

Market Information
Our Class A common stock is listed on the Nasdaq under the symbol “MYPS”, and our Public Warrants are listed on the Nasdaq under the symbol “MYPSW”.
As of February 25, 2022, there were 420 holders of record of our Class A common stock, four holders of record of our Class B common stock and five holders of record of our Warrants. The number of record holders does not include Depository Trust Company participants or beneficial owners holding shares through nominee names.
Dividend Policy
We have not paid any cash dividends on our Class A common stock to date. It is the present intention of the Board of Directors to retain future earnings for the development, operation, and expansion of our business and the Board of Directors does not anticipate declaring or paying any cash dividends for the foreseeable future. The payment of dividends is within the discretion of the Board of Directors and will be contingent upon our future revenues and earnings, as well as our capital requirements and general financial condition.
Stock Performance Graph
The following graph compares the cumulative total stockholder return on our Class A common stock with the cumulative total return on the Standard & Poor’s (“S&P”) 500 Index and the Nasdaq Composite Index. The graph assumes an initial investment of $100 in our Class A common stock at the market close on December 11, 2020, which was the initial trading day of the Class A ordinary shares of Acies (our predecessor) on a stand-alone basis. Our Business Combination with Acies was announced on February 2, 2021 and closed on June 21, 2021. Data for the S&P 500 Index and the Nasdaq Composite Index assume reinvestment of dividends. Total return equals stock price appreciation plus reinvestment of dividends.

$150.00
$125.00
$100.00
$75.00
$50.00
$25.00
12/21/20
12/31/20
03/31/21
06/30/21
09/30/21
12/31/21
PLAYSTUDIOS, Inc.
S&P 500 Index
Nasdaq Composite

Securities Authorized for Issuance under Equity Compensation Plans
Our stockholders approved our 2021 Plan and 2021 ESPP on June 17, 2021. We filed a registration statement on Form S-8 under the Securities Act to register the shares of common stock issued or issuable under the 2021 Plan, 2021 ESPP and the assumed Old PLAYSTUDIOS Options. The Form S-8 became effective automatically upon filing with the SEC on August 26, 2021. Because these shares are registered, they can be sold in the public market upon issuance, subject to the lock-up period, Rule 144 limitations applicable to affiliates, vesting restrictions, and other applicable restrictions. We intend to file a registration statement on Form S-8 under the Securities Act to register the additional shares of our common stock that became issued or issuable under the 2021 Plan and 2021 ESPP as of January 1, 2022 as described above. Any such Form S-8 registration statement will become effective automatically upon filing. Once these shares are registered, they can be sold in the public market upon issuance, subject to the Lock-Up Restrictions, Rule 144 limitations applicable to affiliates, vesting restrictions, and other applicable restrictions.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following discussion and analysis provide information which our management believes is relevant to an assessment and understanding of our consolidated results of operations and financial condition. The discussion and analysis should be read in conjunction with the audited consolidated financial statements and notes thereto contained in this prospectus. This discussion contains forward-looking statements and involves numerous risks and uncertainties, including, but not limited to, those described in the “Risk Factors” section of this prospectus. Actual results may differ materially from those contained in any forward-looking statements. Unless the context otherwise requires, references to “we”, “us”, “our”, and “the Company” are intended to mean the business and operations of PLAYSTUDIOS, Inc. and its consolidated subsidiaries.
Our actual results and the timing of certain events may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such a discrepancy include, but are not limited to, those discussed elsewhere in this prospectus, particularly in the section titled “Risk Factors” set forth in this prospectus. All forward-looking statements in this prospectus are based on information available to us as of the date hereof, and we assume no obligation to update any such forward-looking statements to reflect future events or circumstances, except as required by law.
Overview
We are a developer and publisher of free-to-play casual games for mobile and social platforms each of which incorporate our unique playAWARDS loyalty program. Over our ten-year history, we developed a portfolio of free-to-play social casino games that are considered to be among the most innovative and unique in the genre. They include the award-winning POP! Slots, myVEGAS Slots, my KONAMI Slots, myVEGAS Blackjack and myVEGAS Bingo. Our games are based on original content, real-world slot game content, as well as third-party licensed brands and are downloadable and playable for free on multiple social and mobile-based platforms, including the Apple App Store, Google Play Store, Amazon Appstore, and Facebook.
Each of our games is powered by our proprietary playAWARDS program and incorporates loyalty points that are earned by players as they engage with our games. For the year ended December 31, 2021, these loyalty points could have been exchanged for real-world rewards from 95 awards partners representing more than 265 hospitality, entertainment, and leisure brands across 17 countries and four continents. The rewards are provided by our collection of awards partners, all of whom provide their rewards at no cost to us, in exchange for product integration, marketing support, and participation in our loyalty program. The program is enabled by our playAWARDS platform which consists of a robust suite of tools that enable our awards partners to manage their rewards in real time, measure the value of our players’ engagement, and gain insight into the effectiveness and value they derive from the program. Through our self-service platform, awards partners can launch new rewards, make changes to existing offers, and in real time see how players are engaging with their brands. The platform tools also provide awards partners the ability to measure the off-line value our players generate as consumers and patrons of their real-world establishments.
PLAYSTUDIOS' playAWARDS platform embodies all of the features, tools, and capabilities needed to deliver loyalty programs tailored for the games industry. Our consumer-facing brand for our loyalty program is myVIP. The myVIP program is an aspirational benefits framework, with in-game mechanics and rewards features, along with a player development and hosting program. The program dynamically ranks and assigns players to tiers based on their accumulation of tier points, which are a proxy for their overall engagement with our games. The tier points are separate from and are not interchangeable with the loyalty points earned in the playAWARDS program. Qualified players are provided access to enhanced benefits that increase with each tier. Higher tiers provide access to a VIP player portal whereby players can view and purchase special chip bundles, redeem loyalty points for a curated set of rewards, and communicate directly with a dedicated personal host. The VIP player portal, concierge, and host programs, enhance the in-game and real-world reward experience with both in-game and in-person, invitation-only special events. We believe that the myVIP program drives increased player engagement and retention, and therefore extends each game's life-cycle and revenue potential.
We have primarily generated our revenue from the sale of virtual currency, which players can choose to purchase at any time to enhance their playing experience. Once purchased, our virtual currency cannot be withdrawn from the game, transferred from one game to another or from one player to another, or be redeemed for monetary value. Players who install our games receive free virtual currency upon the initial launch of the game, and they may also collect virtual currency free of charge at periodic intervals or through targeted marketing promotions. Players may exhaust the free virtual currency and may choose to purchase additional virtual currency. Additionally, players can send free “gifts” of virtual currency to their friends on Facebook. Our revenue from virtual currency has been generated world-wide, but is largely concentrated in North America.

We also generate revenue from in-game advertising. Advertisements can be in the form of an impression, click-throughs, banner ads, or offers, where players are rewarded with virtual currency or loyalty points for watching a short video.
Impact of COVID-19
The ongoing COVID-19 pandemic and variants thereof and resulting social distancing, shelter-in-place, quarantine, and similar governmental orders put in place around the world have caused widespread disruption in global economies, productivity, and financial markets and have materially altered the way in which we conduct our day-to-day business. We have followed guidance by the U.S., Israel, Hong Kong, and other applicable foreign and local governments to protect our employees and operations during the pandemic and have implemented a remote environment for our business. We cannot predict the potential impacts of the COVID-19 pandemic and variants thereof or the distribution of vaccines on our business or operations, but we will continue to actively monitor the related issues and may take further actions that alter our business operations, including as may be required by federal, state, local, or foreign authorities or that we determine are in the best interests of our employees, players, partners, and stockholders.
In addition to the potential direct impacts to our business, the global economy has been, and is likely to continue to be, significantly weakened as a result of the actions taken in response to the COVID-19 pandemic and variants thereof, and future government intervention remains uncertain. A weakened global economy may impact our players and their purchasing decisions within our games, in particular as a result of the limitations associated with redeeming real-world rewards due to government-mandated or other restrictions on travel and other activities and limitations on our players’ discretionary spending, consumer activity during the pandemic and its impact on advertising investments, and the ability of our business partners, including our awards partners, to navigate this complex social, health, and economic environment, any of which could result in disruption to our business and results of our operations.
The duration and extent of the impact from the COVID-19 pandemic and variants thereof depends on future developments that cannot be accurately predicted at this time, such as the severity and transmission rate of the virus, the existence of any additional waves of the COVID-19 pandemic and variants thereof, the extent and effectiveness of containment actions, progress towards widespread rapid testing, effective treatment alternatives, and the success and timing of vaccination efforts, and the impact of these and other factors on our employees, players, and business partners. We have recently observed labor shortages, increasing competition for talent, and increasing employee attrition. If we are not able to respond to and manage the impact of such events effectively, our business may be harmed.
See “Risk Factors” for more information related to the COVID-19 pandemic.
Key Factors Affecting Our Performance
There are a number of factors that affect the performance of our business, and the comparability of our results from period to period, including:
•Third-Party Platform Agreements—We derive substantially all of our revenue from in-game purchases of virtual currency that are processed by platform providers such as the Apple App Store, Google Store, Amazon Appstore, and on Facebook. The platform providers charge us a transaction fee to process payments from our players for their purchase of in-game virtual currency. These platform fees are generally set at 30% of the in-game purchase. Each platform provider has broad discretion to set its platform fees and to change and interpret its terms of service and other policies with respect to us and other developers in its sole discretion, and those changes may be unfavorable to us.

•Player Acquisition—Establishing and maintaining a loyal network of players and paying players is vital for our success. As such, we spend a significant amount on advertising and other forms of player acquisition, such as traditional marketing and advertising, email and push notifications, and cross promoting between our games in order to grow our player base. These expenditures are generally related to new content launches, game enhancements, and ongoing programs to drive new player acquisition and the reactivation of lapsed player engagement. Our player acquisition strategy is centered on a payback period methodology, and we strive to optimize spend between the acquisition of new players and the reactivation of inactive players.

•Player Monetization—Our revenue has been primarily driven through the sale of virtual currency. Paying players purchase virtual currency in our games because of the perceived value, which is dependent on the relative ease of obtaining equivalent virtual currency by simply playing our game. The perceived value of our virtual currency can be impacted by various actions that we take in our games including offering discounts for virtual currency or giving away virtual currency in promotions. Managing game economies is difficult and relies on our assumptions and judgment. If we fail to manage our virtual economies properly or fail to promptly and successfully respond to any such disruption, our reputation may suffer and our players may be less likely to play our games and to purchase virtual currency from us in the future, which would cause our business, financial condition, and results of operations to suffer.

•Investment in Game Development—In order to maintain interest from existing players and add new players and achieve our desired revenue growth, we must continually improve the content, offers, and features in our existing games and the release of new games. As a result, we invest a significant amount of our technological and creative resources to ensure that we support an appropriate cadence of innovative content that our players will find appealing. These expenditures generally occur in advance of the release of new content or the launch of a new game, and the resulting revenue may not exceed the development costs, or the game or feature may be abandoned in its entirety.
•Investment in our playAWARDS and myVIP programs—In order to drive player engagement and retention we invest a significant amount of resources to enhance the playAWARDS and myVIP programs. We continually evaluate these programs through an iterative feedback process with our players and awards partners and update them so that both our players and awards partners are able to optimize their personalized experience. As a result, we continuously incur expenses to enhance and update these programs. However, the results may not generate revenue and the enhancements may require additional significant modifications or be abandoned in their entirely.

•Real-World Rewards—We currently offer real-world rewards relating to, among other things, dining, live entertainment shows, and hotel rooms, and we plan to continue to expand and diversify our rewards loyalty program in order to maintain and enhance the perceived value offering to our players. Our players’ willingness to make in-game purchases is directly impacted by our ability to provide desirable rewards. The real-world rewards we offer to our players are provided at no cost to us by our awards partners, and there is no obligation for us to pay or otherwise compensate either our awards partners or players for any player redemptions under our awards partner agreements.

Key Performance Indicators and Non-GAAP Measures
We manage our business by regularly reviewing several key operating metrics to track historical performance, identify trends in player activity, and set strategic goals for the future. Our key performance metrics are impacted by several factors that could cause them to fluctuate on a quarterly basis, such as platform providers’ policies, seasonality, player connectivity, and the addition of new content to games. We believe these measures are useful to investors for the same reasons. In addition, we also present certain non-GAAP performance measures. These performance measures are presented as supplemental disclosure and should not be considered superior to or as a substitute for the consolidated financial statements prepared under U.S. GAAP. The non-GAAP measures presented in this prospectus should be read together with the consolidated financial statements and the respective related notes thereto included elsewhere in this prospectus. The key performance indicators and non-GAAP measures presented in this prospectus may differ from similarly titled measures presented by other companies and are not a substitute for financial statements prepared in accordance with U.S. GAAP.
Key Performance Indicators
Daily Active Users (“DAU”)
DAU is defined as the number of individuals who played a game on a particular day. We track DAU by the player ID, which is assigned for each game installed by an individual. As such, an individual who plays two different games on the same day is counted as two DAU while an individual who plays the same game on two different devices is counted as one DAU. Average DAU is calculated as the average of the DAU for each day during the period presented. We use DAU as a measure of audience engagement to help us understand the size of the active player base engaged with our games on a daily basis.
Monthly Active Users (“MAU”)
MAU is defined as the number of individuals who played a game in a particular month. As with DAU, an individual who plays two different games in the same month is counted as two MAU while an individual who plays the same game on two different devices is counted as one MAU. Average MAU is calculated as the average of MAU for each calendar month during the period presented. We use MAU as a measure of audience engagement to help us understand the size of the active player base engaged with our games on a monthly basis.
Daily Paying Users (“DPU”)
DPU is defined as the number of individuals who made a purchase in a mobile game during a particular day. As with DAU and MAU, we track DPU based on account activity. As such, an individual who makes a purchase in two different games in a particular day is counted as two DPU while an individual who makes purchases in the same game on two different devices is counted as one DPU. Average DPU is calculated as the average of the DPU for each day during the period presented. We use DPU to understand the size of our active player base that makes in-game purchases. This focus directs our strategic goals in setting player acquisition and pricing strategy.
Daily Payer Conversion
Daily Payer Conversion is defined as DPU as a percentage of DAU on a particular day. Average Daily Payer Conversion is calculated as the average DPU divided by average DAU for a given period. We use Daily Payer Conversion to understand the monetization of our active players.
Average Daily Revenue Per DAU (“ARPDAU”)
ARPDAU is defined for a given period as the average daily revenue per average DAU, and is calculated as game and advertising revenue for the period, divided by the number of days in the period, divided by the average DAU during the period. We use ARPDAU as a measure of overall monetization of our players.
Non-GAAP Measures
Adjusted EBITDA (“AEBITDA”) and AEBITDA Margin
Adjusted EBITDA, or AEBITDA, as used herein, is a non-GAAP financial performance measure that is presented as a supplemental disclosure and is reconciled to net income as the most directly comparable GAAP measure. We define AEBITDA as net income before interest, income taxes, depreciation and amortization, restructuring and related costs (consisting primarily of severance and other restructuring related costs), stock-based compensation expense, changes in fair value of warrant liabilities and other income and expense items (including special infrequent items, foreign currency gains and losses, and other non-cash items). We also use AEBITDA Margin, another non-GAAP measure, which we calculate as the percentage of AEBITDA to revenue.
We use AEBITDA and AEBITDA Margin to monitor and evaluate the performance of our business operations, facilitate internal comparisons of our operating performance, and to analyze and evaluate decisions regarding future budgets and initiatives. We believe that both measures are useful because they provide investors with information regarding our operating performance that is used by our management in its reporting and planning processes. AEBITDA and AEBITDA Margin as calculated herein may not be comparable to similarly titled measures and disclosures reported by other companies.
The following table sets forth the reconciliation of AEBITDA and AEBITDA Margin to net income and net income margin, the most directly comparable GAAP measure (in thousands, except percentages):

	Years Ended December 31,
	2021	2020	2019
Net income	$10,737	$12,807	$13,614
Depreciation & amortization	27,398	22,192	25,154
Income tax expense (benefit)	(258)	(1,671)	3,975
Stock-based compensation expense	4,455	3,519	5,884
Change in fair value of warrant liability	(13,933)	—	—
Special infrequent(1)	7,500	1,427	—
Restructuring and related(2)	3,082	20,092	1,234
Other(3)	565	(392)	(340)
AEBITDA	39,546	57,974	49,521

GAAP Revenue	287,419	269,882	239,421

Margin as a % of revenue
Net income margin	3.7%	4.7%	5.7%
AEBITDA Margin	13.8%	21.5%	20.7%

(1)Amounts reported (i) during the year ended December 31, 2020 represent charitable donations made by us related to the COVID-19 pandemic, and (ii) for the year ended December 31, 2021, a transaction bonus and a chartitable contribution per the terms of the merger agreement related to our business combination with Acies Acquisition Corp. (the “Merger Agreement”).
(2)Amounts reported during the years ended December 31, 2021, 2020 and 2019 consist of (i) severance-related costs, (ii) fees related to potential mergers and acquisitions, and (iii) for the year ended December 31, 2020, include $20.0 million resulting from the termination of the profit share provision of the MGM Marketing Agreement as further discussed in Note 4 — Related-Party Transactions to our consolidated financial statements included elsewhere in this prospectus.
(3)Amounts reported in “Other” include interest expense, interest income, foreign currency gains/losses, and non-cash gains/losses on the disposal of assets.

Results of Operations
Comparison of the year ended December 31, 2021 versus the year ended December 31, 2020
The following table summarizes our consolidated results of operations for the years ended December 31, 2021 and 2020 (in thousands, except percentages):

	Years Ended December 31,
	2021	2020	$ Change	% Change
Net revenue	$287,419	$269,882	$17,537	6.5%
Operating expenses	290,409	259,533	30,876	11.9%
Operating (loss) income	(2,990)	10,349	(13,339)	(128.9)%
Net income	10,737	12,807	(2,070)	(16.2)%
AEBITDA	39,546	57,974	(18,428)	(31.8)%
Net income margin	3.7%	4.7%	(1.0)	(21.3)%
AEBITDA margin	13.8%	21.5%	(7.7)	(35.8)%
Revenue and Key Performance Indicators (in thousands, except percentages and ARPDAU):

	Years Ended December 31,
	2021	2020	$ Change	% Change
Virtual currency	$280,087	$268,137	$11,950	4.5%
Advertising	6,964	1,745	5,219	299.1%
Other revenue	368	—	368	N/A
Net revenue	$287,419	$269,882	$17,537	6.5%

Average DAU	1,244	1,459	(215)	(14.7)%
Average MAU	4,111	4,251	(140)	(3.3)%
Average DPU	34	33	1	3.0%
Average Daily Payer Conversion	2.7%	2.3%	0.4pp	17.4%
ARPDAU (in dollars)	$0.63	$0.51	$0.12	23.5%
pp = percentage points
Revenue information by geography is summarized as follows (in thousands, except percentages):

	Years Ended December 31,
	2021	2020	Change	% Change
United States	$250,252	$228,568	$21,684	9.5%
North America (excluding United States)	15,692	17,368	(1,676)	(9.6)%
Other	21,475	23,946	(2,471)	(10.3)%
Net revenue	$287,419	$269,882	$17,537	6.5%
Net revenue increased $17.5 million, or 6.5%, to $287.4 million during the year ended December 31, 2021 compared to $269.9 million during the year ended December 31, 2020. The increase was primarily driven by increases in both daily payer conversion and spending per player, despite an overall decrease in DAU and MAU. Virtual currency revenue increased $12.0 million, or 4.5%, to $280.1 million during the year ended December 31, 2021 compared to $268.1 million during the year ended December 31, 2020, primarily driven by the global launches of myVEGAS Bingo, MGM Slots Live, and Kingdom Boss. Our average daily payer conversion rate increased 0.4 percentage points to 2.7% during the year ended December 31, 2021 from 2.3% during the year ended December 31, 2020. Additionally, advertising revenue increased $5.2 million, or 299%, to $7.0 million during the year ended December 31, 2021 compared to $1.7 million during the year ended December 31, 2020. The increase in advertising revenue was primarily driven by an increase in impression count with and focus on providing more opportunities for our players to engage with advertisements, including the addition of Tetris to our games portfolio.
Operating Expenses
The following table summarizes our consolidated operating expenses for the years ended December 31, 2021 and 2020 (in thousands, except percentages):

	Years Ended December 31,				% of Net Revenue
	2021	2020	$ Change	% Change	2021	2020
Operating expenses:
Cost of revenue	$91,642	$91,469	$173	0.2%	31.9%	33.9%
Selling and marketing	79,042	57,124	21,918	38.4%	27.5%	21.2%
Research and development	61,343	51,696	9,647	18.7%	21.3%	19.2%
General and administrative	27,902	16,960	10,942	64.5%	9.7%	6.3%
Depreciation and amortization	27,398	22,192	5,206	23.5%	9.5%	8.2%
Restructuring expenses	3,082	20,092	(17,010)	(84.7)%	1.1%	7.4%
Total operating expenses	$290,409	$259,533	30,876	11.9%	101.0%	96.2%
Cost of Revenue
Cost of revenue increased by $0.2 million, or 0.2%, during the year ended December 31, 2021 compared to the year ended December 31, 2020. As a percentage of net revenue, cost of revenue decreased from 33.9% for the year ended December 31, 2020 to 31.9% for the year ended December 31, 2021. The decrease was due to an increase in advertising revenue which does not incur platform fees and a reduction in royalty expenses associated with our revenue.
Selling and Marketing
Selling and marketing expenses increased by $21.9 million, or 38.4%, during the year ended December 31, 2021 compared to the year ended December 31, 2020. The increase was primarily due to increased user acquisition costs of $20.9 million. Of the total user acquisition costs increase, $18.8 million related to the global launches of new games myVEGAS Bingo, MGM Slots Live, and Kingdom Boss and $2.1 million for existing games myVEGAS Mobile, POP! Slots and my Konami. Additionally, there were increases to the marketing payroll of $1.5 million and outside services of $0.4 million, offset by a reduction of $0.9 million in other marketing costs. As a percentage of net revenue, selling and marketing expenses increased from 21.2% for the year ended December 31, 2020 to 27.5% for the year ended December 31, 2021.

Research and Development
Research and development expenses increased by $9.6 million, or 18.7%, during the year ended December 31, 2021 compared to the year ended December 31, 2020. The increase was primarily due to a $5.8 million increase of payroll expenses, $2.6 million increase of outside services related to the development of new games, $0.7 million due to the transaction bonus paid pursuant to the Merger Agreement, and $0.3 million in stock compensation. As a percentage of net revenue, research and development expenses increased from 19.2% for the year ended December 31, 2020 to 21.3% for the year ended December 31, 2021.
General and Administrative
General and administrative expenses increased by $10.9 million, or 64.5%, during the year ended December 31, 2021 compared to the year ended December 31, 2020. The increase was primarily due to a $4.2 million transaction bonus and a $2.5 million charitable donation, both paid per the terms of the Merger Agreement, as well as a one-time charge for a $1.1 million increase in stock-based compensation related to the premium voting rights associated with the shares of Class B common stock and $2.2 million related to D&O insurance, offset by a decrease of $0.3 million in all other expenses. As a percentage of net revenue, general and administrative expenses increased from 6.3% for the year ended December 31, 2020, to 9.7% for the year ended December 31, 2021.
Depreciation and Amortization
Depreciation and amortization expenses increased by $5.2 million, or 23.5%, during the year ended December 31, 2021 compared to the year ended December 31, 2020. The increase was primarily due to the launch of myVEGAS Bingo in March 2021, the licensing agreement associated with Tetris, and the global launch of Kingdom Boss in December 2021. As a percentage of net revenue, depreciation and amortization expenses increased from 8.2% for the year ended December 31, 2020 to 9.5% for the year ended December 31, 2021. See Note 8—Internal-Use Software, Net and Note 9—Goodwill and Intangible Assets in our consolidated financial statements.
Restructuring Expenses
Restructuring expenses decreased by $17.0 million during the year ended December 31, 2021 compared to the year ended December 31, 2020. The decrease is due to the prior year recognition of a one-time expense of $20.0 million resulting from the termination of the profit share provision of the MGM Marketing Agreement, partially offset by a $2.7 million increase in mergers and acquisition related expenses recognized in the current year. As a percentage of net revenue, restructuring expenses decreased from 7.4% for the year ended December 31, 2020 to 1.1% for the year ended December 31, 2021.
Other Income (Expense), Net
The following table summarizes our consolidated non-operating income (expense) for the years ended December 31, 2021 and 2020 (in thousands, except percentages):

	Years Ended December 31,
	2021	2020	$ Change	% Change
Change in fair value of warrant liabilities	$13,933	$—	$13,933	N/A
Interest expense	(235)	(142)	(93)	65.5%
Other (expense) income	(229)	929	(1,158)	(124.7)%
Total other income, net	$13,469	$787	$12,682	1611.4%

The change in fair value of warrant liabilities is related to the warrants discussed in Note 3—Business Combination to our consolidated financial statements herein. Interest expense for the years ended December 31, 2021 and 2020 is related to the unused commitment fees and debt issue costs associated with the Credit Agreement and the Private Venture Growth Capital Loan, respectively, as discussed in Note 13—Long-Term Debt to our consolidated financial statements herein. Other (expense) income primary relates to gains or (losses) from foreign currency transactions with our foreign subsidiaries.
Provision for Income Taxes
Income tax benefit was approximately $0.3 million for the year ended December 31, 2021, as compared to an income tax benefit of $1.7 million for the year ended December 31, 2020. The income tax benefit for the year ended December 31, 2021 reflected an effective income tax rate of negative 2.5%, which was less than the statutory tax rate of 21% primarily due to the fair value adjustment related to warrants issued which do not have a tax impact and research and development credits that may be used on our federal and state tax returns. The decrease in our effective tax rate was partially offset by the recognition of uncertain tax benefits on research and development tax credits for tax years 2017 through 2021, as well as the recognition of additional state tax liabilities due to an updated nexus study. The income tax benefit reflected an effective income tax rate of negative 15.0% for the year ended December 31, 2020, which was less than the statutory federal rate of 21.0% primarily due to benefits from the exercise of non-qualified stock options and research and development tax credits.

Comparison of the year ended December 31, 2020 versus the year ended December 31, 2019

The following table summarizes our consolidated results of operations for the years ended December 31, 2020 and 2019 (in thousands, except percentages):

	Years Ended December 31,
	2020	2019	$ Change	% Change
Net revenue	$269,882	$239,421	$30,461	12.7%
Operating expenses	259,533	222,284	37,249	16.8%
Operating income	10,349	17,137	(6,788)	(39.6)%
Net income	12,807	13,614	(807)	(5.9)%
AEBITDA	57,974	49,521	8,453	17.1%
Net income margin	4.7%	5.7%	(1.0)	(17.5)%
AEBITDA margin	21.5%	20.7%	0.8	3.9%
Revenue and Key Performance Indicators (in thousands, except percentages and ARPDAU):

	Years Ended December 31,
	2020	2019	$ Change	% Change
Virtual currency	$268,137	$231,726	$36,411	15.7%
Advertising	1,745	383	1,362	355.6%
Other revenue	—	7,312	(7,312)	(100.0)%
Net revenue	$269,882	$239,421	$30,461	12.7%

Average DAU	1,459	1,635	(176)	(10.8)%
Average MAU	4,251	4,813	(562)	(11.7)%
Average DPU	33	33	—	—%
Average Daily Payer Conversion	2.3%	2.0%	0.3pp	15.0%
ARPDAU (in dollars)	$0.51	$0.39	$0.12	30.8%
pp = percentage points
Revenue information by geography is summarized as follows (in thousands, except percentages):

	Years Ended December 31,
	2020	2019	$ Change	% Change
United States	$228,568	$200,418	$28,150	14.0%
North America (excluding United States)	17,368	14,314	3,054	21.3%
Other	23,946	24,689	(743)	(3.0)%
Net revenue	$269,882	$239,421	$30,461	12.7%
Net revenue increased $30.5 million, or 12.7%, to $269.9 million during the year ended December 31, 2020 compared to $239.4 million during the year ended December 31, 2019. The increase in net revenue is primarily due to a $36.4 million increase in the sale of virtual currency and $1.4 million increase in advertising revenue, offset by a $7.3 million decrease in game development service revenue due to the termination of the King Agreement in June 2019.
The increase in sale of virtual currency was driven by the increased spending per player as shown in the year-over-year increase in ARPDAU. We believe this increase was due, in part, to shelter-in-place mandates issued in response to the COVID-19 pandemic. The increase in player spending was partially offset by a decline in DAU and MAU during the year ended December 31, 2020 compared to the year ended December 31, 2019. The decrease in players reflects the impact of the COVID-19 pandemic on the travel and tourism industries and the reduced availability of rewards offered in our playAWARDS program. This decrease has reinforced our belief that our players place a significant value on the real-world rewards made available through our playAWARDS program. We believe that the attractiveness of our playAWARDS program will improve as the impacts of the COVID-19 pandemic decrease and tourism resumes.

While DAU and MAU indicate the overall size of our player base, our primary focus is on expanding and maintaining the population of DPU. Our average daily payer conversion rate increased 0.3 percentage points to 2.3% during the year ended December 31, 2020 from 2.0% during the year ended December 31, 2019.
Operating Expenses
The following table summarizes our consolidated operating expenses for the years ended December 31, 2020 and 2019 (in thousands, except percentages):

	Years Ended December 31,				% of Net Revenue
	2020	2019	$ Change	% Change	2020	2019
Operating expenses:
Cost of revenue	$91,469	$80,267	11,202	14.0%	33.9%	33.5%
Selling and marketing	57,124	59,931	(2,807)	(4.7)%	21.2%	25.0%
Research and development	51,696	38,986	12,710	32.6%	19.2%	16.3%
General and administrative	16,960	16,712	248	1.5%	6.3%	7.0%
Depreciation and amortization	22,192	25,154	(2,962)	(11.8)%	8.2%	10.5%
Restructuring expenses	20,092	1,234	18,858	1528.2%	7.4%	0.5%
Total operating expenses	$259,533	$222,284	37,249	16.8%	96.2%	92.8%
Cost of Revenue
Cost of revenue increased by $11.2 million, or 14.0%, during the year ended December 31, 2020 compared to the year ended December 31, 2019. The increase was due in part to a $10.9 million increase in payment processing fees, which represents a 15.7% increase year over year. The increase is consistent with the increase in revenue from the sale of virtual currency, which grew by the same percentage amount. The increase was also due to the recognition of $0.3 million in non-recurring profit share expense in 2020 resulting from our Marketing Agreement with MGM. This was partially offset by a $0.9 million decrease in costs related to licensed games. As a percentage of net revenue, cost of revenue increased slightly from 33.5% for the year ended December 31, 2019 to 33.9% for the year ended December 31, 2020. The increase reflects the increase in revenue from virtual currency sales as a percentage of total net revenue during the year ended December 31, 2020.
Selling and Marketing
Selling and marketing expenses decreased by $2.8 million, or 4.7%, during the year ended December 31, 2020 compared to the year ended December 31, 2019. The decrease was due to a $4.5 million decrease in total player acquisition spend, offset by a $2.1 million increase in spending on marketing expenses, such as traditional advertising TV and radio advertisement campaigns, as well as related overhead. As a percentage of net revenue, selling and marketing expenses decreased from 25.0% for the year ended December 31, 2019 to 21.2% for the year ended December 31, 2020, which reflects the effectiveness of our player acquisition and pricing strategy.

Research and Development
Research and development expenses increased by $12.7 million, or 32.6%, during the year ended December 31, 2020 compared to the year ended December 31, 2019. The increase was due to the development of the new games myVEGAS Bingo and Kingdom Boss of $4.6 million as well as to increases in payroll and outside services of $12.1 million related to increased development cadence for new games. The increase was partially offset by a $2.5 million reduction in stock-based compensation expense. As a percentage of net revenue, research and development expenses increased from 16.3% for the year ended December 31, 2019 to 19.2% for the year ended December 31, 2020.
General and Administrative
General and administrative expenses increased by $0.2 million, or 1.5%, during the year ended December 31, 2020 compared to the year ended December 31, 2019. The increase was due to a $1.8 million increase in charitable donations related to the COVID-19 pandemic and a $0.3 million increase in payroll for general and administrative staff. The increase was partially offset by a decrease in outside services of $0.8 million as well as a decrease in expenses related to travel of $1.1 million. As a percentage of net revenue, general and administrative expenses decreased from 7.0% for the year ended December 31, 2019 to 6.3% for the year ended December 31, 2020.
Depreciation and Amortization
Depreciation and amortization expenses decreased by $3.0 million, or 11.8%, during the year ended December 31, 2020 compared to the year ended December 31, 2019. The decrease was due to $2.4 million decrease in capitalized software amortization and $0.7 million decrease in intangible asset amortization, offset by $0.2 million increase in depreciation expense of property and equipment. The decrease in capitalized software amortization was due to accelerated amortization recognized in 2019 as a result of the termination of the King Agreement. As a percentage of net revenue, depreciation and amortization expenses decreased from 10.5% for the year ended December 31, 2019 to 8.2% for the year ended December 31, 2020.
Restructuring Expenses
Restructuring expenses increased by $18.9 million during the year ended December 31, 2020 compared to the year ended December 31, 2019. The increase is due to the recognition of a one-time expense of $20.0 million resulting from the termination of the profit share provision of the MGM Marketing Agreement, partially offset by a $1.1 million decrease in severance costs due to higher severance payments recognized in 2019. As a percentage of net revenue, restructuring expenses increased from 0.5% for the year ended December 31, 2019 to 7.4% for the year ended December 31, 2020.
Other Income (Expense), Net
The following table summarizes our consolidated non-operating income (expense) for the years ended December 31, 2020 and 2019 (in thousands, except percentages):

	Years Ended December 31,
	2020	2019	$ Change	% Change
Interest expense	(142)	(264)	122	(46.2)%
Other income	929	716	213	29.7%
Total other income, net	$787	$452	$335	74.1%
Interest expense for the years ended December 31, 2020 and 2019 is related to the unused commitment fees and debt issue costs associated with the Private Venture Growth Capital Loan, as discussed in Note 13—Long-Term Debt to our consolidated financial statements herein. Other income primary relates to gains from foreign currency transactions with our foreign subsidiaries.
Provision for Income Taxes
Provision for income taxes resulted in a tax benefit of $1.7 million for the year ended December 31, 2020, compared to a tax expense of $4.0 million for the year ended December 31, 2019. Our effective tax rate was (15.0%) for the year ended December 31, 2020, compared to our statutory tax rate of 21%. Our effective tax rate for the year was reduced by 19.2% for the recognition of stock-based compensation expense and the other benefits from the exercise of Israeli non-qualified stock options. Effective January 1, 2020, our Israel subsidiary made a check-the-box election to be treated as a disregarded entity for U.S. federal income tax purposes. Prior to January 1, 2020, benefits from the exercise of Israeli non-qualified stock options were not deductible. The effective tax rate was further reduced by 9.1% for foreign tax credits generated from the payment of foreign income taxes by our Israel and Hong Kong subsidiaries. We also elected to fully utilize our remaining federal R&D tax credit carryforward, resulting in a favorable 11.5% reduction to our effective tax rate. Other effects of the check-the-box election resulted in a favorable 6.2% reduction to our effective tax rate. The overall change in our effective tax rate was negatively impacted by 9.0% for the recognition of a valuation allowance due to the uncertainty of future foreign source taxable income and our ability to utilize the foreign tax credit. Discussion of the recognition of our valuation allowance is further discussed in Note 14—Income Taxes to our consolidated financial statements.
Liquidity and Capital Resources
As of December 31, 2021, we had cash and cash equivalents of $213.5 million, which consisted of cash on hand and money market mutual funds. Historically, we have funded our operations, including capital expenditures, primarily through cash flow from operating activities. We believe that our existing cash and cash equivalents, the cash generated from operations, and the borrowing capacity under our Credit Agreement as described below will be sufficient to fund our operations and capital expenditures for the foreseeable future. However, we intend to continue to make significant investments to support our business growth and may require additional funds to respond to business challenges, including the need to develop new games and features or enhance our existing games, improve our operating infrastructure, or acquire complementary businesses, personnel and technologies. Accordingly, we may need to engage in equity or debt financings to secure additional funds or we may decide to do so opportunistically.
Debt
On June 24, 2021, in connection with the Closing, Old PLAYSTUDIOS terminated and replaced its then existing revolving credit facility with Silicon Valley Bank (the “Revolver”). We, one of our subsidiaries, JPMorgan Chase Bank, N.A., as administrative agent and JPMorgan Chase Bank, N.A., Silicon Valley Bank and Wells Fargo Securities, LLC, as joint bookrunners and joint lead arrangers entered into a credit agreement (the “Credit Agreement”) which provides for a five year revolving credit facility in an aggregate principal amount of $75 million. Borrowings under the Credit Agreement may be borrowed, repaid, and re-borrowed by us, and are available for working capital, general corporate purposes, and permitted acquisitions. Commitment fees and interest rates are determined on the basis of either a Eurodollar rate or an Alternate Base Rate plus an applicable margin. The applicable margins are initially 2.50%, in the case of Eurodollar loans, and 1.50%, in the case of Alternate Base Rate loans. The applicable margin is subject to adjustment based upon our Total Net Leverage Ratio (as defined in the Credit Agreement). Eurodollar rates and the Alternate Base Rate are subject to floors of 0.00% and 1.00%, respectively. The Credit Agreement contains various affirmative and negative financial and operational covenants applicable to us and our subsidiaries. We are also obligated to comply with two financial maintenance covenants as of the end of each fiscal quarter, commencing with the quarter ended September 30, 2021: (i) we must maintain a Total Net Leverage Ratio not to exceed 3.50:1.00 (subject to increase to 4.00:1.00 following consummation of certain material acquisitions) and (ii) we must maintain a Fixed Charge Coverage Ratio of not less than 1.25:1.00. As of December 31, 2021, we have not drawn any amounts under the Credit Agreement.
Cash Flows
The following table present a summary of our cash flows for the periods indicated (in thousands):

	Years Ended December 31,
	2021	2020	2019
Net cash provided by operating activities	$33,876	$48,400	$36,088
Net cash used in investing activities	(56,936)	(27,002)	(25,292)
Net cash provided by (used in) financing activities	186,892	(3,635)	(7,348)
Effect of exchange rate on cash and cash equivalents	743	142	(26)
Increase in cash and cash equivalents	164,575	17,905	3,422
Operating Activities
Year Ended December 31, 2021 Compared to Year Ended December 31, 2020. During the year ended December 31, 2021, operating activities provided $33.9 million of net cash as compared to $48.4 million during the year ended December 31, 2020. The decrease in net cash provided from operating activities was primarily due to a one-time charge for the $5.0 million transaction bonus and a $2.5 million charitable donation, paid per the terms of the Merger Agreement.
Year Ended December 31, 2020 Compared to Year Ended December 31, 2019. During the year ended December 31, 2020, operating activities provided $48.4 million of net cash as compared to $36.1 million during the year ended December 31, 2019. While net income decreased by $1.0 million during the year ended December 31, 2020, operating cash flows increased by $12.3 million during the period. This was due to the one-time expense of $20.0 million from the termination of the profit share provision of the MGM Marketing Agreement that had no impact on operating cash flows during the period, as it was not paid as of December 31, 2020. The increase in net cash provided from operating activities was primarily due to this favorable change in accrued liabilities. The impact of this favorable change was partially offset by the $6.0 million decrease in deferred income tax expense.
Investing Activities
Year Ended December 31, 2021 Compared to Year Ended December 31, 2020. During the year ended December 31, 2021, investing activities used $56.9 million of net cash as compared to $27.0 million during the year ended December 31, 2020. The Company paid $13.0 million of upfront fees related to licensing agreements, $8.0 million in an advanced payment related to licensing agreements, and purchased $9.5 million of investments and notes receivables. Capitalized cost of development games increased by $2.5 million, reflecting the development of myVEGAS Bingo and Kingdom Boss, both released in 2021, while property and equipment purchases declined by $0.2 million between periods.

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019. During the year ended December 31, 2020, investing activities used $27.0 million of net cash as compared to $25.3 million during the year ended December 31, 2019. Capitalized cost of development games increased by $4.2 million, reflecting the development of our games myVEGAS Bingo and Kingdom Boss, while property and equipment purchases declined by $2.5 million between periods, as the 2019 period reflected one-time leasehold improvements and purchases related to an increase in workforce.
Financing Activities
Our cash flow from financing activities primarily consists of proceeds from the Business Combination and PIPE Financing and exercise of stock options.
Year Ended December 31, 2021 Compared to Year Ended December 31, 2020. During the year ended December 31, 2021, financing activities provided $186.9 million of net cash as compared to $3.6 million of net cash used in financing activities during the year ended December 31, 2020. This increase is primarily due to $185.2 million of net proceeds from the Business Combination and PIPE Financing and $2.4 million of proceeds from the exercise of stock options offset by other payments of $0.7 million compared to the year ended December 31, 2020.
Year Ended December 31, 2020 Compared to Year Ended December 31, 2019. During the year ended December 31, 2020, financing activities used $3.6 million of net cash as compared to $7.3 million during the year ended December 31, 2019. This decrease is primarily due to less repurchases of common stock for retirement.
Contractual Obligations, Commitments, and Contingencies
The following table summarizes our contractual obligations as of December 31, 2021 (in thousands):

	Total	Less than 1 year	2-3 Years	4-5 Years	More than 5 years
Operating leases	$18,739	$4,200	$8,764	$5,143	$632
Minimum guarantee obligations	5,200	5,200	—	—	—
Total	23,939	9,400	8,764	5,143	632
Critical Accounting Policies and Estimates
Our management's discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, as well as the reported revenue generated and expenses incurred during the reporting periods. Our estimates are based on our historical experience and various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about items that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.
Internal-Use Software
The Company recognizes internal-use software development costs in accordance with Accounting Standards Codification (ASC) 350-40, Internal-Use Software. Capitalized costs include consulting fees, payroll and payroll-related costs, and stock-based compensation for employees who devote time to the Company’s internal-use software projects. Capitalization begins when the preliminary project stage is complete and the Company commits resources to the software project and continues during the application development stage. Capitalization ceases when the software has been tested and is ready for its intended use. Qualified costs incurred during the post-implementation/post-operation stage of the Company’s software applications relating to upgrades and enhancements are capitalized to the extent it is probable that they will result in added functionality. Costs that cannot be separated between maintenance of, and minor upgrades and enhancements to, internal-use software are expensed as incurred. Capitalized internal-use software development costs are amortized on a straight-line basis over a three-year estimated useful life. The Company believes that a straight-line basis for amortization best represents the pattern through which the Company derives value from internal-use software. The Company evaluates the useful lives of these assets and test for impairment whenever events or changes in circumstances occur that could impact the recoverability of these assets.
Revenue Recognition
In May 2014, the Financial Accounting Standards Board (FASB) issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASU 2014-09”). ASU 2014-09 combined with all subsequent amendments, which is collectively ASC 606, Revenue from Contracts with Customers, provides guidance outlining a single five-step comprehensive revenue model in accounting for revenue from contracts with customers which supersedes all existing revenue recognition guidance, including industry-specific guidance. ASU 2014-09 also required expanded disclosures relating to the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. On January 1, 2019, the Company adopted the new accounting standard and related amendments (collectively, the “new revenue accounting standard”) using the modified retrospective method.
The Company determines revenue recognition by:
•identifying the contract, or contracts, with a customer;
•identifying the performance obligations in each contract;
•determining the transaction price;
•allocating the transaction price to the performance obligations in each contract; and
•recognizing revenue when, or as, the Company satisfies performance obligations by transferring the promised goods or services.
Virtual Currency
The Company develops and operates free-to-play games which are downloaded and played on social and mobile platforms. Players may collect virtual currency free of charge through the passage of time or through targeted marketing promotions. Additionally, players can send free “gifts” of virtual currency to their friends through interactions with certain social platforms. Players may also purchase additional virtual currency through accepted payment methods offered by the respective platform. Once a purchase is completed, the virtual currency is deposited into the player’s account and is not separately identifiable from previously purchased virtual currency obtained by the player for free. Once obtained, virtual currency (either free or purchased) cannot be redeemed for cash nor exchanged for anything other than game play. When virtual currency is consumed in our games, the player could “win” and would be awarded additional virtual currency or could “lose” and lose the future use of that virtual currency. As the player does not receive any additional benefit from our games, nor is the player entitled to any additional rights once the player’s virtual currency is substantially consumed, the Company has concluded that the virtual currency represents consumable goods.
Players can earn loyalty points through a variety of activities, including but not limited to playing the Company’s games, engaging with in-game advertising, engaging with marketing emails, and logging into the game. The loyalty points can be redeemed for rewards offered by the Company’s awards partners. There is no obligation for the Company to pay or otherwise compensate the Company’s awards partners for any player redemptions under the Company’s awards partner agreements. In addition, both paying and non-paying players can earn loyalty points. Therefore, the loyalty points earned by players are marketing offers and do not provide players with material rights. Accordingly, the loyalty points do not require any allocation to the transaction price of virtual currency.
Additionally, certain of the Company’s games participate in an additional program which ranks players into different tiers based on tier points earned during a given time frame. Tier points can be earned through a variety of player engagement activities, including but not limited to logging into our games, achieving multi-day log-in streaks, collecting hourly bonuses, and purchasing virtual currency bundles. Depending on the tier, players are granted access to special benefits at the Company’s discretion. Similar to loyalty points that are redeemable into real-world rewards, the tier points are not awarded as a result of a contract with a customer since both paying and non-paying players can earn these tier points. As a result, the tier points earned by players do not provide players with material rights and do not require any allocation to the transaction price of virtual currency.
The Company has the performance obligation to display and provide access to the virtual currency purchased by the Company’s player within the game whenever the player accesses the game until the virtual currency is consumed. Payment is required at the time of purchase and the transaction price is fixed. The transaction price, which is the amount paid for the virtual currency by the player is allocated entirely to this single performance obligation.
As virtual currency represents consumable goods, the Company recognizes revenue as the virtual currency is consumed over the estimated consumption period. Since the Company is unable to distinguish between the consumption of purchased or free virtual currency, the Company must estimate the amount of outstanding purchased virtual currency at each reporting date based on player behavior. The Company has determined through a review of player behavior that players who purchase virtual currency generally are not purchasing additional virtual currency if their existing virtual currency balances have not been substantially consumed. As the Company can track the duration between purchases of virtual currency for individual players, the Company is able to reliably estimate the period over which virtual currency is consumed. Based upon an analysis of players’ historical play behavior, the timing difference between when virtual currency is purchased by a player and when such virtual currency is consumed in gameplay is relatively short, currently one to seven days with an average consumption period of approximately one day. The Company recognizes revenue from in-game purchases of virtual currency over this estimated average period between when the virtual currency is purchased and consumed. If applicable, the Company records the unconsumed virtual currency in “Deferred revenue” and records the prepaid payment processing fees associated with this deferred revenue in “Prepaid expenses”.
The Company continues to gather detailed player behavior and assess this data in relation to its revenue recognition policy. To the extent the player behavior changes, the Company reassesses its estimates and assumptions used for revenue recognition prospectively on the basis that such changes are caused by new factors indicating a change in player behavior patterns.
Advertising Revenue
The Company has contractual relationships with various advertising service providers for advertisements within the Company’s games. Advertisements can be in the form of an impression, click-throughs, banner ads, or offers. Offers are advertisements where the players are rewarded with virtual currency for watching a short video. The Company has determined the advertising service provider to be its customer and displaying the advertisements within its games is identified as the single performance obligation. Revenue from advertisements and offers are recognized at a point in time when the advertisements are displayed, or when the player has completed the offer as the advertising service provider simultaneously receives and consumes the benefits provided from these services. The price can be determined by the applicable evidence of the arrangement, which may include a master contract or a third-party statement of activity.
The transaction price is generally the product of the advertising units delivered (e.g. impressions, videos viewed) and the contractually agreed upon price per advertising unit. Further, the price per advertising unit can also be based on revenue share percentages stated in the contract. The number of advertising units delivered is determined at the end of each month so there is no uncertainty about the transaction price. Payment terms are stipulated as a specific number of days subsequent to end of the month, ranging from 45 to 60 days.
Principal Agent Considerations
The Company’s games are played on various social and mobile third-party platforms for which such third parties collect monies from players and remit net proceeds after deducting payment processing fees. The Company is primarily responsible for providing access to the virtual currency, has control over the content and functionality of games before they are accessed by players, and has the discretion to establish the pricing for the virtual currency. Therefore, the Company concluded that it is the principal and as a result, revenues are reported gross of payment processing fees. Payment processing fees are recorded as a component of “Cost of revenue” in the accompanying Consolidated Statements of Operations. The Company reports its advertising revenue net of amounts retained by advertising service providers.
Income Taxes
The Company accounts for income taxes in accordance with ASC 740, Income Taxes, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in its consolidated financial statements or tax returns. Under ASC 740, the Company determines deferred tax assets and liabilities based on the temporary difference between the consolidated financial statements and tax bases of assets and liabilities using the enacted tax rates in effect for the year in which it expects the differences to be recovered or settled. The Company establishes valuation allowances when necessary, based on the weight of the available positive and negative evidence, to reduce deferred tax assets to the amount that is more likely than not to be realized.
The Company accounts for uncertain tax positions in accordance with ASC 740, which requires companies to adjust their consolidated financial statements to reflect only those tax positions that are more likely than not to be sustained upon examination by taxing authorities based on the technical merits of the issue. ASC 740 prescribes a comprehensive model for the consolidated financial statement recognition, measurement, presentation, and disclosure of uncertain tax positions taken or expected to be taken in income tax returns. The Company recognizes interest and penalties related to unrecognized tax benefits in the provision for income taxes.
We have elected to account for the impact of the global intangible low-taxed income (GILTI) inclusion and base erosion anti-avoidance tax (BEAT) based on the period cost method.

Recent Accounting Pronouncements
See Note 2—Summary of Significant Accounting Policies to our consolidated financial statements for more information about recent accounting pronouncements, the timing of their adoption, and our assessment, to the extent we have made one, of their potential impact on our financial condition and our results of operations.

BUSINESS

Overview
The Power of Play

We build award-winning casual games that are among the most popular games available on iTunes and Google Play. Our games, which include myVEGAS Slots, myVEGAS Blackjack, my KONAMI Slots, POP! Slots, myVEGAS Bingo, MGM Slots Live, and Tetris, have been downloaded over 100 million times and were played by 4.1 million monthly active users for the year ended December 31, 2021. From social casino to casual games, each game has been thoughtfully crafted for the people who play it. As a result, we’ve been able to build a loyal and engaged community of players by virtue of our direct development efforts.
But we are not just a game company, because at the heart of every game we create is a powerful, one-of-a-kind loyalty program we call playAWARDS. It sets us apart from other leading game developers and it’s our key to building deep and lasting connections with millions of players. Every time players engage with one of our games, they begin earning valuable loyalty points and elevating their playAWARDS status. Once they have accumulated loyalty points, they can unlock a collection of real-world rewards and other benefits, that include, but are not limited to, vacations, invitations to special events, and access to our VIP services. Through our loyalty program, with a few swipes and a tap, players can be on their way to a complimentary meal, show, or weekend getaway, along with a chance to connect with other players who share their passion for our games.
For the year ended December 31, 2021, our curated collection of 95 awards partners represented more than 265 unique brands including MGM Resorts International, Wolfgang Puck, Royal Caribbean Cruise Lines, Cirque du Soleil, and House of Blues. The appeal of our loyalty program speaks for itself. As of December 31, 2021, players have exchanged their loyalty points for over 13 million rewards with a retail value of more than $600 million.
Managing a loyalty program like playAWARDS requires a robust technology platform. We have created a collection of tools and services that allows our network of global awards partners to make the most of their in-game promotional presence. With our platform, our awards partners can launch new rewards directly into our games and make changes to their existing rewards. Then, in real time, they can see how players are responding to and engaging with their brands within our games.
Our awards partners recognize the value of showcasing their products and services within our games. The benefits, however, extend well beyond simple brand impressions, because each reward that a player acquires in our games translates to a potential customer for our awards partners. Extending these rewards to our players helps keep our awards partners top-of-mind in a way that’s entertaining and engaging, rather than transactional.
Our loyalty program provides our players a whole new dimension to their gameplay experiences. We often hear player stories of unforgettable memories and personal connections that our players have made through our real-world rewards. And that is what makes PLAYSTUDIOS so much more than a game company.
From our portfolio of games, to our loyalty program, to our growing network of awards partners, we continue to demonstrate the true power of play, achieving an annual consolidated revenue growth rate of 6.5%, from $269.9 million for the year ended December 31, 2020 to $287.4 million for the year ended December 31, 2021. For the same periods, as a result of additional investments in our portfolio of games, our net income decreased from $12.8 million to $10.7 million and our Adjusted EBITDA decreased from $58.0 million to $39.5 million.
The Loyalty Lift
Successful games, just like most forms of creative content, move through a predictable life cycle — from development and launch to maturity and late-stage contraction. At each stage, they are met with unique challenges, from driving discovery and amassing a community of engaged players, to retaining players, and converting non-paying players to payers. Our games are free-to-play, and we have primarily generated our revenue from the sale of virtual currency, which players can choose to purchase at any time to enhance their playing experience.
The key to any game’s success is the ability to hold onto its players long enough to realize their economic value. And therein lies the true benefit of our playAWARDS program. By incorporating loyalty mechanics into each of our games, we believe we have changed the profile of the typical game life cycle — scaling quickly, driving deeper engagement, and realizing greater life-time value from our players.

From the players’ perspective, our in-game rewards enrich their gameplay experience, offering them something very real in exchange for their engagement with our games. This engenders an important sense of reciprocity, which is a key element in designing captivating digital experiences.
Our Loyalty Program
Our playAWARDS program is grounded in a proven model that provides our players with a rewarding entertainment experience and our awards partners with promotional access to a large and valuable audience. From our perspective as a game developer, our playAWARDS program affords us a key competitive advantage in our strategy to retain, engage, and ultimately monetize our players. The platform’s rules engine allows us to align our reward offerings with players’ preferences based upon certain qualifying criteria. We believe our differentiated playAWARDS program benefits our players, awards partners, and business for a number of reasons as described below.
We believe our unique playAWARDS program provides our players with a compelling and differentiated value proposition: “Play Free Games. Earn Real Rewards.”
Each of our games incorporate loyalty points that are earned by players as they engage with our games. Like miles in a frequent-flyer program, our players accumulate more loyalty points as they demonstrate their ongoing commitment to our games. These loyalty points can then be exchanged for a vast library of real-world rewards. Each of our games features an integrated rewards lobby, enabling our players to easily browse and acquire benefits from a curated collection of rewards. Loyalty points are aggregated across all of our games, allowing our players to accumulate loyalty points more rapidly by engaging with more of our games. This drives traffic across our entire portfolio of games.
It is our view that the playAWARDS program enriches the overall value proposition of our games. By complementing inherently great games with a compelling collection of rewards, we’ve been able to distinguish ourselves from our competition and drive market-leading metrics.
And it’s these results that have enabled us to expand our loyalty program to comprise over 95 awards partners who represent more than 265 brands during the year ended December 31, 2021 across the United States (U.S.), Canada, the United Kingdom (UK), Europe, Australia, and Asia.
Our awards partners are able to reach new audiences and optimize marketing dollars through playAWARDS.
The playAWARDS program allows our awards partners to connect directly with a valuable mobile audience in a way that is engaging, entertaining, and cost effective. By integrating branded content and promotional offerings into our games, playAWARDS converts entertaining digital impressions into real world brand engagement. In the process of earning loyalty points and redeeming rewards, players make the journey from our world into the world of our awards partners. This activity helps them acquire new customers and reactivate ones that have lapsed. In addition, by extending restricted offers, our awards partners are able to shift customer demand from peak to off-peak periods, allowing them to optimize the utilization of their inventory.
Our awards partners are equipped with a robust toolkit to manage, monitor, and measure the performance of their rewards.
The playAWARDS platform provides a comprehensive suite of tools that enables participants in our loyalty program to optimize their participation. Our platform includes operating tools tailored to the needs of our game makers, customer service features for our support and VIP teams, and a dedicated console for our awards partners. All of these participants are empowered to manage their activities in real time, drawing on player insights to optimize the impact and value they derive from the playAWARDS program.
We have amassed a global network of awards partners
As we have amassed a diverse collection of awards partners, the scale of our network has become a competitive edge that delivers benefits to both our players and awards partners. During the year ended December 31, 2021, our catalog of rewards offerings included 95 partners who represent more than 265 entertainment, retail, travel, leisure, and gaming brands across 17 countries and 4 continents, and our players have used their loyalty points to acquire over 13 million rewards with a retail value of more than $600 million.
Our loyalty program extends the engagement and retention of our players and mitigates the impact of the “Creator’s Dilemma.”
The “Creator’s Dilemma” speaks to the unique challenges a game must overcome in each phase of its life cycle. This dilemma highlights the complexities of standing out among hundreds of thousands of competing games, as well as the importance of driving deeper engagement and its relationship to monetization. Whether it be early adoption, mid-term engagement, or long-term payer conversion, we believe our loyalty program enhances the trajectory and life cycle of our games. We believe that the benefits of our loyalty program are best illustrated by our retention, engagement, and monetization metrics. In each of these key measures of performance, we see meaningful increases as players become aware of, and ultimately take advantage of the loyalty program.
We grow our network of players and awards partners
By leveraging our unique loyalty program, we grow our vibrant community of players. As our players engage with our games, they accumulate loyalty points that enrich their experience in the real world. As they consume their real-world rewards, they drive incremental business value for our awards partners, who more fully engage with our loyalty program and actively promote our games as a means of keeping their brands top-of-mind with target consumers. This drives players back to our games, where they can engage more deeply, accumulate more loyalty points, and repeat the cycle. The more players we drive to our awards partners, the more awards partners and rewards inventory we can attract. The more rewards we attract, the more we can offer to our players, making our loyalty program more compelling to an even broader audience.
Our Core Strengths
We build engaging and beautifully executed games.
We are dedicated to building fun and beautiful games that feature a captivating complement of graphics, sounds, and visual effects. We undertake an extensive internal creative review process and comprehensive quality assurance testing before publishing any new game. We constantly monitor the performance of our games to improve the overall gameplay experience.
We have a proprietary loyalty platform with a global network of awards partners.
During the year ended December 31, 2021, we have developed and scaled our proprietary loyalty platform to over 95 partners who represent more than 265 brands across 17 countries and 4 continents. We have amassed a global, diverse collection of awards partners across entertainment, retail, technology, travel, leisure, and gaming. Our loyalty platform allows us to provide an engaging enhancement to the primary gaming experience of our 4.1 million monthly active users for the year ended December 31, 2021.
We believe the combination of our ten years of development investments, operational experience, integration of our loyalty platform within our awards partners’ marketing and operating practices, and the breadth of our corporate relationships are significant competitive advantages, and to replicate our systems would require competitors to invest substantial time and incur significant expense.
We are experts in live operations.
We have established “live operations” as a core competency throughout the company and have dedicated live operations teams within each of our game studios. Crafting great content is a necessary, but not sufficient requirement when it comes to building an enduring franchise. Games, and the teams that build and operate them, must cultivate the capacity to understand, anticipate and respond to player behaviors. This ability is often enabled by sophisticated tools and a disciplined process. When done well, the overall experience, level of difficulty, rate of progress, and breadth of features, can be fine-tuned to the expectations and desires of individual player cohorts. By delivering content, offers, and features to our players at the optimal times during their gameplay, we can drive paying player conversion, continued monetization, and long-term paying player retention.
We are committed to adding value to our player experience through rewards, service, and community.
We believe that focusing on the player experience is the key to driving player retention and opportunities for conversion to paying players. We have built a player management infrastructure that includes customer support, social media community engagement, VIP hosting for premium players, and real-world meetups and social events with our awards partners.
We focus on transparency and accountability, empowering our employees and management to drive the efficient use of capital.
We believe that achieving our potential is rooted in the alignment of our teams around our vision, product plans, organization design, and expected results. To achieve this goal, we’ve implemented a company architecture that promotes transparency, engagement, critical thinking, and shared learning. Fundamental to this structure is our studio model and rigorous planning exercise. Teams evaluate their market opportunities, assess what’s unique about their position, craft or refine their strategies, and translate them into plans that are actionable and measurable.
We have built an operating framework that consists of the tools, information systems, communication practices, and disciplines that enables each of our studios to function independently and optimize its performance. While this model encourages creativity, dynamism, and independence, it also ensures that our values as a company are deeply ingrained in all that we do. This model fosters our commitment to our employees and their growth, our uncompromising attention to innovation and the creative execution of our games, and our relentless focus on creating value for our players and our awards partners.
We have adopted certain organizational conventions to drive collaboration and shared learning. Our Council Framework consists of a collection of forums, each comprised of experts across our studios, that self-organize, meet, and advance an agenda that serves the interests of the broader business. Today we have over 10 active councils focused on areas such as monetization, data science, technology, creative, product execution, user acquisition, player experience, and the playMAKER experience. These forums are designed to drive deeper connections among our key leaders, leverage the collective intelligence from subject matter experts, and provide opportunities for learning and problem solving within key disciplines of the business.
Our founder-led management team includes industry-leading talent in the casino, leisure, and entertainment industries as well as seasoned game developers and operators.
Our leadership team is a diverse collection of entrepreneurs, product leaders, technologists, game designers, data scientists, and loyalty marketers. In each case, they bring decades of experience, and a shared commitment to assembling teams and building products that are enduring. As a group, they’ve drawn upon their vast experience to design our operating framework, implement the tools to develop our talent, clarify our strategies, measure our performance, and optimize our decision making.
We rely on data-driven performance marketing capabilities to drive return on our ad spend.
There are certain functions or areas of responsibility that we’ve elected to centralize for every studio’s benefit. In the case of player acquisition, we leverage a centralized marketing team to achieve efficiencies across our portfolio of games. Our performance marketing capabilities focus on cost-effectively acquiring players. Our player acquisition strategy is centered on a payback period methodology, and we strategically balance spend between the acquisition of new players and the reactivation of lapsed players.
We demonstrate our culture of innovation through the work of playLABS.
playLABS is an internal group of game designers, engineers, and artists dedicated to the creation of cutting-edge games, features, and content. This group is also tasked with monitoring the competitive landscape for current and emerging trends, within our current category as well as adjacent genres that might hold crossover appeal or from which new features and functionality could be cross-appropriated.
Our Growth Opportunities
We have a collection of growth opportunities that fall into four distinct categories — optimize, expand, acquire and diversify. We will continue to optimize the performance of our existing portfolio of games, attracting, engaging, and monetizing more players. In addition, we intend to broaden our focus and act on acquisition opportunities that will allow us to complement our existing franchises by integrating new products and players into our playAWARDS program. In parallel, we expect to diversify our business model as we introduce and scale advertising within each of our games. We also plan to introduce new playAWARDS features that will enable our players to transact directly with us, which we expect will improve our gross margins. Lastly, we’ll continue to evolve our playAWARDS platform and tools such that we can make them available to strategic partners and third parties under a SaaS model, or in our case, Loyalty-as-a-Service.
New Game Launches, Including myVEGAS Bingo and MGM Slots Live
Our strategy to date has been to expand our portfolio of games and game studios through in-house development, leveraging the talent and culture of our teams to develop innovative and award-winning games. We launched our myVEGAS Bingo game in March 2021 and MGM Slots Live in October 2021. These games represent an extension of our addressable market and growth opportunity.
As we expand into these new genres and games, we expect to leverage loyalty mechanics and our player network to seed, and then grow, each new product.
Exclusive Rights to Tetris® Franchise For Mobile Devices
The Tetris® brand is one of the leading and most distinctive video game brands and franchises in the world. Securing the exclusive license for mobile devices globally, excluding China, fully aligns with our strategic priorities and positions us to accelerate our growth, diversify our portfolio, grow our network of players, and scale our unique playAWARDS platform.

Targeted Strategic Acquisitions
To date, while we have generally grown our business organically by assembling every team, building every product, and acquiring every player ourselves, we continually seek, evaluate, and pursue strategic transactions which we believe will enhance our business as further described below. Our intention is to apply the resources obtained from becoming a public company and accelerate our growth through strategic acquisitions. We believe prospective game companies will find us to be a more attractive acquirer, given the uniqueness of our playAWARDS program and our overall operating framework. Whether it be a young company with untapped potential or a mature business with an established portfolio of existing games, we intend to apply our experience, resources, and proprietary assets to helping them achieve their full potential. We believe our model, operating approach, team, and scale will enable us to compete for the best of these acquisition opportunities.
Our prior, current, and future acquisition strategy is to expand into new genres, acquire proven games and brands with franchise value, assimilate talented teams, scale our audience, and leverage our playAWARDS platform to create value and improve operating performance. The genres and related games we are currently focused on are casual (match, bubble, word, card), niche (racing, sport), midcore (Idle RPG, card battler) and casino (poker, bingo, slots).
Ad Monetization
While nearly all of our revenue is derived from in-game purchases, we introduced ad monetization mechanics as as limited pilot program and expanded it throughout 2021 into three of our apps. We intend to continue to qualify the potential of in-game advertising as a source of revenue.
Direct Purchase
In 2020, we developed and trialed a new collection of web-based VIP features. The service was extended to select players, who were invited to engage with us through a customized player portal. Each portal is tailored to the player, with a curated collection of unique benefits, rewards, and real-world events. The player is also able to review his or her status and currency balances across all playAWARDS-enabled games, and should the player choose, the player can purchase virtual items from within the portal. It’s important to highlight that these players are given preferential access to unique rewards, along with virtual currency packages that are not available within the game. The VIP player portal is available to VIP players of a certain tier level and above and we are evaluating expending access to additional tiers.
Continued Conversion of Non-Paying Players into Paying Players
We believe we can generate revenue growth by converting more non-paying players into payers. We have increased the average daily conversion rate of non-payers to payers to 2.7% for the year ended December 31, 2021 from 2.3% for the year ended December 31, 2020. We continually assess the data about our players to develop insights that we can use to improve conversion. We also engage regularly with our players at community events and other occasions associated with their reward redemptions. These opportunities enable us to glean additional insights from our players that inform our ongoing product refinements. We intend to continue to explore new strategies to improve our conversion of non-paying players into paying players, including continued game enhancements, player outreach, live operations offerings, and data-driven player management strategies.
Increasing the Monetization of Our Paying Players
We believe we can generate revenue through increasing the monetization of our paying players. Each of our products has a rich roadmap of live events and new features focused on deepening the engagement among our existing paying players. From exclusive in-game VIP events and bespoke hosting services, to tailored pricing on store bundles and premium real-world rewards, we continue to expand the value we deliver to our players, which we believe will translate to increased levels of purchases by our players.
Loyalty-as-a-Service
Our playAWARDS program provides value to our awards partners while increasing player engagement and retention within our games. As we introduce new games and explore potential acquisition opportunities, we will integrate our loyalty program in order to drive value and benefit from our increased scale. We will continue to enhance our playAWARDS program by updating the platform and tools, optimizing the redemption funnel and growing our collection of awards partners. Our robust platform and knowledge can be leveraged and applied to other products and services as well. We also plan to explore additional opportunities for monetizing our technology, tools, and operating expertise by offering to other game publishers a tightly integrated, full-featured, loyalty-as-a-service solution.

Our Company Values
Values are not what you say. Values are who you are. At best, they are the product of self-discovery, not belabored wordsmithing. At PLAYSTUDIOS, the essence of who we are is expressed in three simple truths: PLAY better together, PLAY to win, and the game is for the PLAYer.
The founders of our company and the principals of our Tel Aviv and Hong Kong game studios have long histories together, and the importance of those relationships sets the tone for a company that places its highest premium on trust, mutual respect, and genuine regard for one another — even when we disagree. While clichés about close-knit cultures abound, we believe that in our case the metaphor of a company as family truly does apply. We recognize that building and growing a successful business requires a tremendous commitment of time and energy. Taking that journey with people you care about makes it all the better, whether shouldering a setback or sharing a success.
This leads us to our second value, PLAY to win. We all want an opportunity to do great work and to see the direct impact we have on the success of our company. And while there are many ways to measure success, for us, it’s all about the quality of what we create — about thoughtful design and attentive execution. To this end, we spend a good deal of time working through details that most people will never notice, but that do make a difference. The result is that our games have become known for their innovative features, distinctive look and feel, and level of quality that has become a hallmark of PLAYSTUDIOS.
The closeness of our teams and the quality of our content come together in our conviction that everything we create is for our players. Unlike a retail or a hospitality business, most game companies don’t have the luxury of daily encounters with their player base. While it is standard practice to continually evolve games based on a rich set of performance analytics, the importance of face-to-face player feedback cannot be overstated. Thanks to our real-world rewards and loyalty program, and an active calendar of community events, we have regular opportunities to socialize with our players in ways that other game companies cannot. Here again, our playAWARDS program affords us a distinct competitive advantage.
Our Games
Our portfolio includes 10 games. Many of our games are classic in nature with mass appeal due to their highly engaging game mechanics. Our portfolio includes both casual and casino-themed games as follows:
•myVEGAS Facebook provides our players with the opportunity to build their own virtual Las Vegas Strip while enjoying free-to-play slots and table games inspired by their favorite desert destination.
•myVEGAS Slots offers our players a growing library of new slots, game content, daily challenges, and special offers.
•myVEGAS Blackjack offers our players traditional blackjack rules and game mechanics with a host of social gaming features such as collectibles, challenges, and leaderboards, along with distinct “rooms” that provide the look and feel of a familiar Las Vegas casino.
•my KONAMI Slots introduces the growing popularity of real-world casino content in free-to-play mobile gaming, and provides our players with a vast collection of casino-proven slot content.
•POP! Slots introduces our players to an entirely new, immersive world in which they roam a virtual strip, enter their favorite casinos, and spin reels alongside others with whom they were teamed-up, or pitted against, with real-time audio chat and emojis, allowing our players to connect with one another.
•myVEGAS Bingo integrates real-world casino brands, innovative power-ups, group social features, collectibles, and leaderboards.
•MGM Slots Live enables our players to experience genuine MGM casino games, tournaments, and live 3D shows.
•Tetris® is one of the world's favorite puzzle games.
•Tetris® Beat offers our players a unique twist on the classic puzzle game by fusing its hit gameplay with exclusive music and rhythm mechanics.
During 2021, we also operated Kingdom Boss, a game that allows players to be immersed in an epic role-playing game as they build their empire, forge alliances, command an army of epic heroes, and rescue their subjects from the shadowlands of exiled kingdoms. We plan to suspend development of Kingdom Boss in the the first quarter of 2022 while we evaluate our options with this game.
Integration of Loyalty Program
In the decade since launching our first game with integrated loyalty mechanics, we’ve worked to abstract the technologies, tools, and operating practices that were central to this unique value proposition. Our aim was to transform our loyalty construct into a free-standing and full-featured program that could be more efficiently integrated into future game releases. Our playAWARDS initiative, and the dedicated team that leads it, is focused on further establishing it as the gaming industry’s gold standard. As we continue to look to accelerate our growth through new product introductions and strategic acquisitions, playAWARDS will serve as a catalyst, driving deeper engagement among newly acquired audiences.
Research and Development
We believe our ability to attract new players and retain existing players depends in part on our ability to evolve and expand our content library by continually developing differentiated games, systems technology and functionality to enhance player entertainment and user profitability.
We have a diverse pool of talent located in game development hubs, including in Israel, Serbia, Hong Kong and Vietnam. This provides us with a funnel of new, internally developed game concepts, ideas for improvements to our systems, and close relationships with those local game-development communities.
Competition
As a developer of mobile games, we compete with other game makers and other forms of entertainment content. Our primary competitors include Activision Blizzard (the parent company of King Digital), Electronic Arts (EA Mobile), Epic Games, Jam City, Netmarble (the parent company of Kabam), NetEase (NetEase Games), Niantic, Take-Two Interactive Software, Vivendi (the parent company of Gameloft) and others. Our market is continually evolving as new developers and new games become part of our rapidly growing, mobile gaming ecosystem. We compete on the basis of a number of factors, including quality of player experience, breadth and depth of gameplay, ability to create or license compelling content, brand awareness and reputation, and access to distribution channels.
We believe we are well positioned as a gaming company with a robust loyalty program. It is our view that our investments in the quality of our games, coupled with the unique value proposition of playAWARDS, will continue to distinguish our products and drive our growth.
We believe the value of our playAWARDS program is tied to the breadth of rewards we make available to our players. Our ability to keep the program fresh and relevant is rooted in the value we deliver to our awards partners. As we continue to demonstrate the productivity and impact of our games as a user acquisition, reactivation and inventory management solution, our awards partners can increase their engagement, optimizing their rewards and the overall merchandising of the program. Driving demonstrable results is key to retaining our existing awards partners and attracting new ones. We expect to continue to demonstrate the value of our program, and in doing so, further build upon our substantial collection of awards partners and rewards.
We believe that we can compete favorably in our market. Successful execution of our strategy depends on our ability to attract and retain players, expand the market for our games, convert non-paying players into payers, attract and retain awards partners, and offer unique and compelling experiences to players. In some cases, we compete against gaming operators who could expand their product lines to include games that could directly compete with ours. See “Risk Factors — Our industry is very competitive. If players prefer our competitors’ games over our own, our operating results could suffer.”
Intellectual Property
We have 75 registered U.S. trademarks, 17 pending applications for U.S. trademarks, 16 issued U.S. patents, and 12 pending U.S. patent applications as of December 31, 2021. We create most of the intellectual property we use in our games, but we also license or otherwise receive rights to third-party intellectual property for use in our games. For example, we use licensed intellectual property from MGM Resorts International, Konami Gaming, Tetris, Ainsworth Gaming Technology, and Shaquille O’Neal among others, as creative assets in our games. These licenses typically limit our use of intellectual property to specific uses and for specific time periods and include other contractual obligations with which we must comply. Certain intellectual property rights may be licensed to us on a non-exclusive basis, and accordingly, the owners of such intellectual property are free to license such rights to third parties, including our competitors, on terms that may be superior to those offered to us, which could place us at a competitive disadvantage. Competition for these licenses is intense, and often results in one or more of advances, minimum payment guarantees, and royalties that we must pay to the licensor, which decreases our profitability. Additionally, in the future, we may identify third-party intellectual property we may need to license in order to engage in our business, including to develop or commercialize new games; however, such licenses may not be available to us on acceptable terms or at all. We expect to continue to use a mix of originally created and licensed content in our games. See “Risk Factors — Our ability to acquire and maintain licenses to intellectual property may affect our revenue and profitability. Competition for these licenses may make them more expensive and increase our costs.”
Government Regulation
We are subject to a variety of laws in the U.S. and abroad that affect our business, including state and federal laws regarding consumer protection, electronic marketing, data protection and privacy, competition, taxation, intellectual property, export, and national security, which are continuously evolving and developing. The scope and interpretation of the laws that are or may be applicable to us are often uncertain and may be conflicting, particularly laws outside the U.S. There is a risk that existing or future laws may be interpreted in a manner that is not consistent with our current practices and could have an adverse effect on our business. It is also likely that as our business grows and evolves and our games are played in a greater number of countries, we will become subject to laws and regulations in additional jurisdictions or other jurisdictions may claim that we are required to comply with their laws and regulations.
There are ongoing academic, political and regulatory discussions in the U.S., Europe, Australia, and other jurisdictions regarding whether social casino games should be subject to a higher level or different type of regulation than other social games to protect consumers, in particular minors and persons susceptible to addiction to social casino games, and, if so, what this regulation should include. For example, at the end of August 2020, a court approved a settlement of class action litigation relating to violations by Big Fish Games, Inc., the operator of an online social casino game, of a specific anti-gambling law in the State of Washington, in an aggregate amount equal to $155.0 million. While our games operate differently from games implicated in the Big Fish Games class action litigation, if new social casino regulations are imposed, or other regulations are interpreted to apply to our social casino games, certain, or all, of our social casino-themed games may become subject to those regulations and expose us to civil and criminal penalties if we do not comply. In addition, the increased attention focused upon liability issues as a result of lawsuits and legislative proposals could harm our reputation or otherwise impact the growth of our business. Any costs incurred as a result of this potential liability could harm our business, financial condition, or results of operations.
It is possible that a number of laws and regulations may be adopted or construed to apply to us in the U.S. and elsewhere that could restrict the online and mobile gaming industries, including player privacy, advertising, taxation, content suitability, copyright, distribution, and antitrust. Furthermore, the growth and development of electronic commerce may prompt calls for more stringent consumer protection laws that may impose additional burdens on companies such as ours conducting business through the Internet and mobile devices. We anticipate that scrutiny and regulation of our industry will increase, and we will be required to devote legal and other resources to address such regulation. For example, existing laws or new laws regarding the marketing of in-game purchases, labeling of free-to-play games, regulation of currency, banking institutions, unclaimed property, or money transmission may be interpreted to cover our games and the purchase of virtual currency within our games. If that were to occur, we may be required to seek licenses, authorizations, or approvals from relevant regulators, the granting of which may be dependent on us meeting certain capital and other requirements and we may be subject to additional regulation and oversight, all of which could significantly increase our operating costs. Changes in current laws or regulations or the imposition of new laws and regulations in the U.S. or elsewhere regarding these activities may impede the growth of social game services and impair our business, financial condition, or results of operations.
We are a member of the ISGA, which promotes best practices in gaming
The International Social Games Association or ISGA is the worldwide representative body of the social games industry, a thriving segment of the entertainment and digital economies. Its mission is to educate and inform the public, policy makers, and regulators on what the industry does, how it works, and the value it generates for both the digital economy and people that play social games. The ISGA’s “Best Practice Principles” offer guidance to the industry on consumer protection, accountability, and transparency, while its research program provides insight for its key stakeholders. We are a member of the ISGA and our co-founder and Executive Vice President, Paul Mathews, is the current Chairman of the ISGA. We are committed to ISGA’s Best Practice Principles, including transparency in our game mechanics, functionality, and in-game purchase process, striving to adhere to data privacy and protection law, and providing customer support.
Data Privacy and Security
We receive, store, and process personal information, including personal information of our players and other player data. We respect the data privacy rights of our players and strive to comply with all applicable data privacy laws. However, there are numerous federal, state, and local laws around the world regarding data privacy and the storing, sharing, use, processing, disclosure, and protection of personal information, and current laws and regulations are inconsistent across jurisdictions leading to a patchwork of data privacy laws that are difficult to fully interpret and adhere to. Some of these laws and regulations authorize the governing agencies to investigate companies under their jurisdiction to ensure compliance, and to impose fines and other measures against companies who are not in compliance. The applicability of these laws and regulations to us, and their scope and interpretation, are constantly evolving, often uncertain, and may conflict between jurisdictions.
For example, in the U.S. we are subject to the California Consumer Privacy Act, which was enacted by the State of California and effective on January 1, 2020, and establishes additional data privacy rights for California residents, with corresponding obligations on businesses relating to transparency, deletion rights, and opting-out of the selling of personal information, and grants a private right of action for individuals in the event of certain security breaches. Similar laws relating to data privacy and security have been proposed in other states and at the federal level, and, if passed, such laws may have potentially conflicting requirements.
In Europe, we are subject to the General Data Protection Regulation 2016/679 or GDPR, a regulation on data protection and data privacy applicable to companies processing personal data of users in the European Union (EU) and the European Economic Area that became effective May 25, 2018. The GDPR is wide-ranging in scope and imposes strict obligations and restrictions on the ability to collect, use, retain, protect, disclose, transfer, and otherwise process personal information (including restrictions on cross-border transfers of personal information), with substantial monetary penalties for violations. The GDPR also provides that EU member states may enact their own additional laws and regulations in relation to certain data processing activities. Recent legal developments in the EU have created complexity and uncertainty regarding transfers of personal information from the EU to “third countries,” especially the U.S. For example, in 2020, the Court of Justice of the EU invalidated the EU-U.S. Privacy Shield Framework (a mechanism for the transfer of personal information from the EU to the U.S.) and made clear that reliance on standard contractual clauses (an alternative mechanism for the transfer of personal information outside of the EU) alone may not be sufficient in all circumstances. In addition, after the UK left the EU, the UK enacted the UK GDPR, which, together with the amended UK Data Protection Act of 2018, retains the GDPR in UK national law, but also creates complexity and uncertainty regarding transfers of personal information between the UK and the EU, which could further limit our ability to use and share personal data and require localized changes to our operating model.
We are also subject to data protection and data privacy laws in other jurisdictions, such as the Lei Geral de Proteção de Dados or LGPD, a data privacy act enacted by Brazil that became effective September 18, 2020, which created new privacy rights for individuals and include monetary penalties for non-compliance. We are further subject to consumer protection laws, such as general truth in advertising and unfair trade practices that prohibit making false statements about, or otherwise failing to disclose, how we use our players’ data, as well as federal and state data breach notification laws.
The scope of data privacy laws and regulations worldwide continues to evolve, and we anticipate that the number of data privacy laws and the scope of individual data privacy and protection rights will increase, and we will continue to evaluate tools and methods to help us comply with existing and new laws and regulations.
We require new players who play our games for the first time to accept our privacy policy and terms of service. In our privacy policy, we disclose to our players what data we collect and how we use it. We also provide our players with an online submission form to exercise certain rights with respect to their personal data. We strive to comply with our privacy policy and respond to requests from our players to exercise such rights. However, it is possible that these obligations may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other rules and regulations to which we are subject.
See “Risk Factors — We are subject to laws and regulations concerning data privacy, information security, data protection, and consumer protection, and these laws and regulations are continually evolving. Our actual or perceived failure to comply with these laws and regulations could harm our business.”
Human Capital
We had 504 full-time and seven part-time employees in our principal office and six studios located in five countries as of December 31, 2021. None of our employees are represented by a labor organization or are a party to any collective bargaining agreement with respect to their employment by us.
We believe that our people are the reason for our success, and we have organized ourselves to maximize productivity and performance. We are also working to build diversity within our workforce.
Our human capital resources objectives include, as applicable, identifying, hiring, training, integrating, and retaining our existing and additional employees. We believe we are able to attract and retain top talent by creating a culture that challenges and engages our employees, offering them opportunities to learn, grow, and achieve their career goals. Further, we believe that our commitment to a culture of inclusion is integral to our goal of attracting and retaining talent.
We strive to provide compensation and benefits that are competitive to market and create incentives to attract and retain employees. Our compensation package includes market-competitive base pay, health care, retirement benefits, paid time off and family leave. In addition, we offer stock-based compensation and access to a variety of health and wellness resources.
Facilities
Our principal business operations are located in Las Vegas, Nevada. We lease space in Burlingame, California, Austin, Texas, Tel-Aviv, Israel, Hong Kong, Belgrade, Serbia and Hanoi, Vietnam for our game development and operation functions. We believe our facilities are adequate and suitable for our current needs and that should it be needed, suitable additional or alternative space will be available to accommodate our operations.

Legal Proceedings
From time to time, we are a party to litigation and subject to claims incident to the ordinary course of business. Although the results of litigation and claims cannot be predicted with certainty, we currently believe that the final outcome of the litigation and claims we currently face will not have a material adverse effect on our business or financial condition. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.
We are a party to a pending litigation matter brought by TeamSava d.o.o. Beograd, or TeamSava, and other related parties. The plaintiffs filed a Statement of Claim in May 2021 in Tel Aviv District Court in Israel, alleging claims, among other things, that we breached the terms of a commercial contract relating to services provided by TeamSava and related parties in connection with the sourcing and administrative management of personnel in Serbia who provided game development services exclusively for us. The pending litigation seeks damages of 27.3 million New Israeli Shekels (NIS) (or approximately $8.8 million based on prevailing exchange rates as of December 31, 2021). We believe that the claims are without merit and we intend to vigorously defend against them; however, there can be no assurance that we will be successful in the defense of this litigation. Our range of possible loss could be up to 27.3 million NIS based on the claim amount of the litigation, but we are not able to reasonably estimate the probability or amount of loss and therefore have not made any accruals.
On March 2, 2021, a lawsuit was filed in the Superior Court of California, Los Angeles County, by a purported Acies shareholder in connection with the Business Combination: McCart v. Acies Acquisition Corp., et al. (Sup. Ct. L.A. County) (the “Complaint”). The Complaint names Acies and members of Acies’ board of directors as defendants. The Complaint alleges breaches of fiduciary duties against members of Acies’ board of directors and aiding and abetting the board of directors’ alleged breaches of fiduciary duties against Acies. The Complaint also alleges that the registration statement for the Business Combination was materially deficient and omitted and/or misrepresented material information including, among other things, certain financial information, certain details regarding Acies’ financial advisors, and other information relating to the background of the Business Combination. The Complaint generally seeks to recover damages related to the Business Combination. The lawsuit was voluntarily dismissed by the plaintiff on August 6, 2021.
Another purported Acies shareholder sent a demand letter on February 19, 2021, making similar allegations as those made in the Complaint and demanding additional disclosure regarding the Business Combination. We have not received any further correspondence from such shareholder.

MANAGEMENT
The following is a list of the persons who are PLAYSTUDIOS’ directors and executive officers and their ages as of February 25, 2022:

Name	Age	Position
Andrew Pascal	56	Chief Executive Officer and Chairman of the Board
Scott Peterson	54	Chief Financial Officer
Joel Agena	59	General Counsel and Secretary
Joe Horowitz	69	Director
Jason Krikorian	50	Director
Judy K. Mencher	64	Director
James Murren	59	Director
Steven J. Zanella	52	Director
Executive Officers
Andrew Pascal. Mr. Pascal has served as our Chief Executive Officer and Chairman of the Board of Directors since June 21, 2021, and prior to this served as a Co-Founder, Chairman, and Chief Executive Officer of Old PLAYSTUDIOS, which he co-founded in 2011. Prior to co-founding Old PLAYSTUDIOS, Mr. Pascal served as Senior Vice President of Product Marketing and Development at Wynn Las Vegas, a luxury casino resort property owned by Wynn Resorts, Ltd., beginning in 2003 during the project’s development phase, before ascending to the roles of President and Chief Operating Officer in 2005. Throughout Mr. Pascal’s tenure, Wynn Las Vegas garnered multiple awards from the world’s leading hospitality guides. In 2008, Mr. Pascal led the development and launch of Wynn Las Vegas’ sister property, Encore Las Vegas. From 2001 to 2003, Mr. Pascal served as President and Chief Executive Officer of WagerWorks, Inc., a company he founded as a casino solutions and content supplier for many of the world’s largest gaming and media brands. Following Mr. Pascal’s departure, WagerWorks was acquired by International Game Technology. Mr. Pascal holds a Bachelor of Arts in Economics from the University of Colorado, Boulder. We believe Mr. Pascal is qualified to serve on the Board of Directors based on his substantial business experience, leadership, and management experience as the Chief Executive Officer of Old PLAYSTUDIOS and previously as a founder of, and executive director at, other software companies.
Scott Peterson. Scott Peterson has served as our Chief Financial Officer since June 21, 2021 and prior to this served as the Chief Financial Officer of Old PLAYSTUDIOS since June 2017. Mr. Peterson is a seasoned finance executive with expertise in accounting, financial management, and compliance, and brings more than 20 years of senior level financial leadership of public and private companies. In 2005, he was named Vice President and Chief Financial Officer for Wynn Macau, and returned to Las Vegas as the Senior Vice President and Chief Financial Officer of Wynn Las Vegas in 2009. Mr. Peterson’s responsibilities encompassed all aspects of finance, accounting, and both casino and hotel finance operations. He was also the principal finance and accounting officer responsible for casino and hotel compliance with Wynn’s internal controls, as well as state and federal requirements under the Sarbanes-Oxley Act and the Nevada Gaming Control Board. Mr. Peterson holds a Bachelor of Science in Accounting from the University of Southern California.
Joel Agena. Joel Agena has served as our General Counsel and Secretary since February 23, 2022, and as our Vice President, Legal Counsel and Secretary since June 21, 2021, and prior to this served as the Vice President, Legal Counsel and Secretary of Old PLAYSTUDIOS since January 2019. Mr. Agena is responsible for overseeing all of our legal affairs, including corporate governance, mergers and acquisitions, securities, finance, general business, and content licensing. Mr. Agena has more than 23 years of experience as a practicing attorney. Prior to joining Old PLAYSTUDIOS in January 2019, Mr. Agena served as Old PLAYSTUDIOS’ outside counsel since its inception in 2011. In 2001 he founded The Phoenix Law Group where his practice was focused on acting as outside general counsel for emerging growth companies. Mr. Agena received a Juris Doctorate from the University of Nebraska, College of Law in 1997 where he was a Member of the Law Review, Order of the Coif, and an Arthur E. Perry Scholar.
Non-Employee Directors
Joe Horowitz. Mr. Horowitz has served as a member of the Board of Directors since June 21, 2021. Mr. Horowitz has been the Managing General Partner of Icon Ventures, a leading Silicon Valley venture capital firm, since 2003. Mr. Horowitz was also a founder of Icon Ventures in 2003 and has overseen its growth from $100 million in assets under management to $1.1 billion. Mr. Horowitz's venture capital experience also includes a 10-year tenure at U.S. Venture Partners, where the first deal that he worked on was the seed financing of Sun Microsystems. He was also Chairman and CEO of Geocast Network

Systems, a broadband infrastructure company backed by Mayfield, Kleiner Perkins and Institutional Venture Partners. Current Icon Ventures portfolio companies that Mr. Horowitz is a board member of, or actively involved with, include Area 1 Security, Global Worldwide, Synack, TuneIn and Volansi. He has also served on the board of the National Venture Capital Association and was previously a board member of the Western Association of Venture Capitalists. Mr. Horowitz holds a Bachelor of Arts in Economics from Columbia University and a Master of Business Administration from the Wharton Graduate School of Business. We believe Mr. Horowitz is qualified to serve on the Board of Directors due to his experience as an investor, board member or executive officer of multiple technology companies and his understanding of the technology industry.
Jason Krikorian. Mr. Krikorian has served as a member of the Board of Directors since June 21, 2021. He has been a General Partner of DCM, an international venture capital firm, since 2010 as well as a member of the board of directors of Matterport, Inc. since 2014, Augmedix, Inc. since June 2017 and Shift Technologies, Inc. since September 2018. He also has experience as a board member of other private companies. Before joining DCM, Mr. Krikorian was a co-founder of Sling Media, Inc., a pioneering digital media company and creator of the Slingbox, where he led the establishment of partnerships with global multiple system operators and mobile operators, as well as the international expansion of the company. Prior to Sling Media, Mr. Krikorian was a partner at id8 Group where he advised leading global brands on product and business strategy focusing on digital media and mobile device platforms. He also spent time at the Boston Consulting Group, where he advised Fortune 500 clients in the retail, automotive, and utilities sectors. Mr. Krikorian holds a Bachelor of Arts in Psychology from the University of California, Berkeley, and both a Master of Business Administration and Juris Doctorate from the University of Virginia. We believe Mr. Krikorian is qualified to serve on the Board of Directors due to his experience as an investor in the mobile device platforms space and his background and understanding of the Internet and digital media industries.
Judy K. Mencher. Ms. Mencher has served as a member of the Board of Directors since June 21, 2021. Ms. Mencher currently serves as a member of the board of directors of New Millennium Homes, a California home builder, since 1997 and Spiral Water Technologies, a New Jersey manufacturer of advanced water filtration systems, since November 2018. Ms. Mencher is also the founder and Chief Executive Officer of Race Point Investors, LLC, a consultancy firm that specializes in advising various private equity funds and hedge funds on distressed investments and other matters, since March 2018. Prior to joining Race Point Investors, LLC, Ms. Mencher served as Principal of DDJ Capital Management, a firm that specializes in high yield and distressed investing, with assets under management during her tenure of $1 billion to $3 billion from 1996 to 2006. Ms. Mencher holds a Bachelor of Arts in Economics from Tufts University and both a Juris Doctorate and Master of Business Administration from Boston University. We believe Ms. Mencher is qualified to serve on the Board of Directors due to her experience as a board member of other companies and in evaluating investments, as well as her background in finance.
James Murren. Mr. Murren has served as a member of the Board of Directors since June 21, 2021. Mr. Murren has served as Chairman of the Acies board of directors since August 2020. Mr. Murren is also the Chair of the Nevada COVID-19 Response, Relief and Recovery Task Force. He was the chair of the Leadership Board of the University of Southern California’s Keck School of Medicine and has been a member of the Board of Trustees for Howard University since 2016. Mr. Murren first joined MGM Resorts International in 1998 as the Chief Financial Officer and served as the Chairman and CEO of MGM Resorts International from December 2008 to February 2020. He also served as Chairman of the American Gaming Association from 2014 to 2017, was on the Board of Trustees of the Brookings Institution from 2011 to 2018, served on the National Infrastructure Advisory Council from December 2013 to 2020, and served as a director of Delta Petroleum Corporation from February 2008 to November 2011. Mr. Murren co-founded the Nevada Cancer Institute, which was the official cancer institute for the state of Nevada until 2013, and served as a director from 2002 to 2012. Mr. Murren is also a founding contributor to Nevada’s first Fisher House, which provides housing for military and Veterans’ families, which was founded in February 2016. He also served as a member of the Business Roundtable, an association of CEOs of leading U.S. companies. Mr. Murren received his Bachelor of Arts from Trinity College. He is a CFA® charterholder. We believe Mr. Murren is qualified to serve on the Board of Directors due to his significant leadership experience and his understanding of the entertainment and gaming industry.
Steven J. Zanella. Mr. Zanella has served as a member of the Board of Directors since December 21, 2021, and was a member of the board of directors of Old PLAYSTUDIOS from June 2020 to June 2021. Mr. Zanella is the Chief Commercial Officer at MGM Resorts International and oversees Public Relations, Marketing, Direct Marketing, Group Sales, Social Media, Sports & Sponsorships, Loyalty and Commercial Strategy. Prior to taking on his current role with MGM Resorts International, Mr. Zanella served as President and Chief Operating Officer of CityCenter from 2019 to 2020, where he oversaw daily operations and provided strategic direction for the ultra-luxury resorts, which includes Aria Resort & Casino and Vdara Hotel & Spa. From 2016 to 2019, Mr. Zanella served as President of Core Properties which managed a portfolio of Las Vegas properties and several corporate departments. From 2013 to 2016, Mr. Zanella held the position of President and Chief Operating Officer of MGM Grand Detroit where he was responsible for the day-to-day operations of one of the most dynamic resorts in the region. In addition to overseeing all resort operations and guiding the property’s strategic direction, he cultivated MGM Grand Detroit’s guest service culture and fostered open communication and teamwork within the property and across MGM Resorts International. A veteran of the hospitality industry with more than 30 years of experience, he joined MGM Resorts International in 1991 as a participant in the Management Associate Program, which is a hands-on training curriculum for college graduates. In his tenure with MGM Resorts International, Mr. Zanella has also served as Senior Vice President of Marketing for MGM Grand Las Vegas, Vice President of Slots at Beau Rivage, Director of Slot Marketing and Player Development also at Beau Rivage and Domestic Marketing Administrator for Table Games Marketing at The Mirage. Mr. Zanella holds a Bachelor of Science in Hotel Administration from the University of Nevada, Las Vegas and a Master of Business Administration from the University of Michigan’s Stephen M. Ross School of Business. We believe Mr. Zanella is qualified to serve on the Board of Directors due to his significant management experience as a senior executive of a public company and his understanding of the entertainment and gaming industry.
Controlled Company Exemption
The Founder Group collectively beneficially owns more than 50% of the combined voting power for the election of directors. As a result, we are a “controlled company” within the meaning of the corporate governance standards of Nasdaq and may elect not to comply with certain corporate governance standards, including, but not limited to, the following requirements:
•that a majority of the Board of Directors consist of directors who qualify as “independent” as defined under the rules of Nasdaq;
•that we have a nominating and corporate governance committee and, if we have such a committee, that it is composed entirely of independent directors; and
•that we have a compensation committee and, if we have such a committee, that it is composed entirely of independent directors.
Although as of the date of this prospectus, we do not utilize any of these exemptions, we may elect to utilize one or more of these exemptions for so long as we remain a “controlled company.” Accordingly, you may not have the same protections afforded to stockholders of companies that are subject to all of these corporate governance requirements. In the event that we cease to be a “controlled company” and our shares continue to be listed on Nasdaq, we will be required to comply with these provisions within the applicable transition periods. See “Risk Factors — General Risks Factors — Because we are a “controlled company” within the meaning of the Nasdaq rules, our stockholders may not have certain corporate governance protections that are available to stockholders of companies that are not controlled companies.”
Board of Directors
Our business and affairs are organized under the direction of the Board of Directors. Andrew Pascal serves as Chairman of the Board of Directors. The primary responsibilities of the Board of Directors is to provide oversight, strategic guidance, counseling and direction to management. The Board of Directors will meet on a regular basis and additionally, as required.
Director Independence
The Board of Directors has determined that each of the members of the Board of Directors other than Andrew Pascal and Steve Zanella qualify as independent directors, as defined under the listing rules of The Nasdaq, and the Board of Directors consists of a majority of “independent directors,” as defined under the rules of the SEC and the Nasdaq listing rules relating to director independence requirements. In addition, we are subject to the rules of the SEC and the Nasdaq relating to the membership, qualifications and operations of the audit committee, as discussed below.
Family Relationships
There are no family relationships among any of the individuals who serve as directors or executive officers of the Company.
Role of Board in Risk Oversight
The Board of Directors has extensive involvement in the oversight of risk management related to the Company and our business and accomplishes this oversight through the regular reporting to the Board of Directors by the audit committee. The audit committee represents the Board of Directors by periodically reviewing our accounting, reporting, and financial practices, including the integrity of our financial statements, the surveillance of administrative and financial controls, and our compliance with legal and regulatory requirements. Through its regular meetings with management, including the finance, legal, internal audit, and information technology functions, the audit committee reviews and discusses all significant areas of our business and summarizes for the Board of Directors all areas of risk and the appropriate mitigating factors. In addition, the Board of Directors receives periodic detailed operating performance reviews from management.
Committees of the Board of Directors
The Board of Directors has an audit committee, a compensation committee, and a nominating and corporate governance committee, each of which has the composition and responsibilities described below. Members serve on these committees until their resignation or until otherwise determined by the Board of Directors.
Audit Committee
The audit committee consists of Jason Krikorian, Judy K. Mencher, and James Murren, each of whom is a non-employee member of the Board of Directors. James Murren is the chair of the audit committee. The Board of Directors has determined that each of the members of the audit committee satisfies the requirements for independence and financial literacy under the rules and regulations of Nasdaq and the SEC. The Board of Directors has also determined that Judy K. Mencher qualifies as an “audit committee financial expert” as defined in the SEC rules and regulations and satisfies the financial sophistication requirements of Nasdaq. The audit committee is responsible for, among other things:
•selecting and hiring a registered public accounting firm;
•evaluating the performance and independence of the registered public accounting firm;
•approving the audit and pre-approving any non-audit services to be performed by the registered public accounting firm;
•reviewing the integrity of our financial statements and related disclosures and reviewing our critical accounting policies and practices;
•reviewing the adequacy and effectiveness of our internal control policies and procedures and our disclosure controls and procedures;
•overseeing procedures for the treatment of complaints relating to accounting, internal accounting controls or audit matters;
•reviewing and discussing with management and the registered public accounting firm the results of the annual audit, our quarterly financial statements, and our publicly filed reports;
•establishing procedures for employees to anonymously submit concerns about questionable accounting or audit matters;
•reviewing and approving in advance any proposed related-person transactions; and
•preparing the audit committee report that the SEC requires in our annual proxy statement.
Compensation Committee
The compensation committee consists of Joe Horowitz and Judy K. Mencher, each of whom is a non-employee member of the Board of Directors. Judy K. Mencher is the chair of the compensation committee. The Board of Directors has determined that each member of the compensation committee meets the requirements for independence under the rules and regulations of Nasdaq and the SEC. The compensation committee is responsible for, among other things:
•determining, or recommending to the Board of Directors for determination, the compensation of the executive officers, including the chief executive officer;
•overseeing and setting compensation for the members of the Board of Directors;
•administering our equity compensation plans;
•overseeing our overall compensation policies and practices, compensation plans, and benefits programs; and
•preparing the compensation committee report that the SEC requires in our annual proxy statement.
Nominating and Corporate Governance Committee
The nominating and corporate governance committee consists of Joe Horowitz and Jason Krikorian, each of whom is a non-employee member of the Board of Directors. Jason Krikorian serves as the chair of the nominating and corporate governance committee. The Board of Directors has determined that each member of our nominating and corporate governance committee meets the requirements for independence under the rules and regulations of Nasdaq and the SEC. The nominating and corporate governance committee is responsible for, among other things:
•evaluating and making recommendations regarding the composition, organization and governance of the Board of Directors and its committees;
•reviewing and making recommendations with regard to our corporate governance guidelines and compliance with laws and regulations;
•reviewing conflicts of interest of the directors and corporate officers and proposed waivers of our corporate governance guidelines and code of business conducts and ethics; and
•evaluating the performance of the Board of Directors and its committees.
The audit, compensation, and nominating and corporate governance committees each operate under a written charter that satisfies the applicable rules and regulations of Nasdaq and the SEC.
We have posted the charters of our audit, compensation, and nominating and corporate governance committees, and any amendments thereto that may be adopted from time to time, on our website. Information on or that can be accessed through our website is not part of this prospectus. The Board of Directors may from time to time establish other committees.
Code of Business Conduct and Ethics
We have adopted a code of business conduct and ethics that applies to all of our employees, officers, and directors, including our chief executive officer, chief financial officer, and other executive and senior financial officers. The full text of our code of business conduct and ethics is available on the investor relations page on our website, ir.playstudios.com. We intend to post any amendment to our code of business conduct and ethics, and any waivers of its requirements, on our website or in filings under the Exchange Act to the extent required by applicable rules or regulations or listing requirements of Nasdaq. Information on or that can be accessed through our website is not part of this prospectus.
Compensation Committee Interlocks and Insider Participation
None of our executive officers currently serves, or has served during the last year, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of the Board of Directors.
Delinquent Section 16(a) Reports
Section 16(a) of the Exchange Act requires our directors and executive officers and persons who own more than 10% of a registered class of our equity securities to file reports of beneficial ownership and changes in beneficial ownership with the SEC. A Form 3 was not timely filed with the SEC reporting the beneficial ownership of Judy K. Mencher within 10 days of June 21, 2021, the date Ms. Mencher was elected to the Board of Directors, however, a Form 3 corresponding to such reporting event was subsequently filed with the SEC on September 30, 2021. A Form 4 was not timely filed with the SEC reporting the distribution of Private Placement Warrants by the Sponsor to the Murren Family Trust; however, a Form 4 corresponding to such reporting event was subsequently filed with the SEC on August 25, 2021. A Form 3 was not timely filed with the SEC reporting the beneficial ownership of Steven J. Zanella within 10 days of December 21, 2021, the date Mr. Zanella was elected to the Board of Directors; however, a Form 3 corresponding to such reporting event was subsequently filed with the SEC on January 13, 2022.
To our knowledge, based upon our review of reports filed with the SEC and written representations that no other reports were required, we believe that, during the year ended December 31, 2021, there were no other failures to timely file reports by persons required to file reports under Section 16(a) of the Exchange Act.

EXECUTIVE COMPENSATION
Introduction
This section provides an overview of our executive compensation programs, including a narrative description of the material factors necessary to understand the information disclosed in the summary compensation table below.
For the years ended December 31, 2021 and December 31, 2020, our named executive officers (“Named Executive Officers” or “NEOs”) were:
•Andrew Pascal, Chairman and Chief Executive Officer;
•Scott Peterson, Vice President, Chief Financial Officer; and
•Joel Agena, Vice President, Legal Counsel and Secretary.
The objective of our compensation program is to provide a total compensation package to each NEO to enable us to attract, motivate and retain outstanding individuals, align the interests of our executive team with those of our equity holders, encourage individual and collective contributions to the successful execution of our short- and long-term business strategies and reward NEOs for performance. The board of directors of Old PLAYSTUDIOS has historically determined the compensation for the NEOs, with the CEO providing his recommendation regarding the compensation for the NEOs.
For the years ended December 31, 2021 and December 31, 2020, the compensation program for the NEOs consisted of base salary and incentive compensation delivered in the form of an annual cash bonus, each as described below:
•Base Salary. Base salary is paid to attract and retain qualified talent and is set at a level that is commensurate with the NEO’s duties and authorities, contributions, prior experience, and sustained performance.
•Annual Cash Bonus. Annual cash bonuses are paid to incentivize the NEOs to achieve our annual financial and operating performance metrics goals and are paid at the discretion of the Board of Directors.
Summary Compensation Table
The following table shows information concerning the annual compensation for services provided to our company by the NEOs for the years ended December 31, 2021 and December 31, 2020.

Name and Principal Position	Year	Salary ($)	Bonus ($)	All Other Compensation(1) ($)	Total ($)
Andrew Pascal, Chairman and CEO	2021	500,000	—	1,500,000	2,000,000
	2020	500,000	225,000	4,516	729,516
Scott Peterson, VP, CFO	2021	250,000	25,000(2)	801,800	1,076,800
	2020	250,000	35,000	31,118	316,118
Joel Agena, VP, Legal Counsel and Secretary	2021	225,000	25,000(2)	600,000	850,000
	2020	224,327	15,000	661	239,988

(1)Messrs. Pascal, Peterson, and Agena received $1,500,000, $800,000, and $600,000 of transaction-related compensation, respectively, as a result of the Business Combination with Acies. Mr. Pascal was entitled to receive up to $2,500,000 per the Merger Agreement.
(2)Paid in 2022.
Employee Benefits
NEOs participated in the employee benefit programs available to employees generally, including a tax-qualified 401(k) plan. We did not maintain any executive-specific benefit or perquisite programs in the year ended December 31, 2021.

Outstanding Equity Awards at 2021 Year-End
The following table shows information regarding outstanding equity awards held by the NEOs as of December 31, 2021.

	Option Awards(1)
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of RSUs That Have Not Vested (#)	Market Value of RSUs That Have Not Vested ($)
Andrew Pascal	10/4/12	327,469	—	0.14	10/4/2022	—	—
	4/17/17	1,864,324	—	1.01	4/17/2027	—	—
Scott Peterson	6/29/17(2)	67,974	—	1.01	4/1/2027	—	—
	2/28/19(3)	36,413	31,558	1.44	1/1/2029	—	—
Joel Agena	12/22/15(4)	46,609	—	0.90	9/1/2025	—	—
	6/29/17(5)	93,217	—	1.01	5/1/2027	—	—
	2/28/19(3)	67,970	25,247	1.44	1/1/2029	—	—

(1)The stock option awards were granted pursuant to Old PLAYSTUDIOS’ 2011 Omnibus Stock and Incentive Plan (the “Old PLAYSTUDIOS Option Plan”) and, except for Mr. Agena’s 2015 stock option grant, time-vest as follows: 25% on the first anniversary of the vesting commencement date, and 1/48 on a monthly basis thereafter.
(2)The vesting commencement date is 4/1/17. Such shares were fully vested as of 4/1/21.
(3)The vesting commencement date is 1/1/19.
(4)27/48 of the option vested on the Grant Date and the remainder time-vests 1/48 on a monthly basis thereafter. Such shares were fully vested as of 12/22/19.
(5)The vesting commencement date is 5/1/17. Such shares were fully vested as of 5/1/21.
Potential Payments Upon Termination or Change in Control
Pursuant to the stock option award agreements with Messrs. Pascal, Peterson, and Agena under the Option Plan, 50% of the stock options granted to them (or 100% of the then unvested stock options if more than 50% of the award is already vested) vest and become exercisable upon either (i) a “change in control” (as defined in the Option Plan), (ii) an “involuntary termination” (as defined in the stock option award agreements) or (iii) for Mr. Pascal, his involuntary removal from the Board of Directors.
In addition, Mr. Agena is entitled to severance in an amount equal to six months of his then current base salary in the event of his termination by our company without “cause” (as defined in his offer letter).
Employment Agreements
None of the NEOs have employment agreements with us with the exception of offer letters providing for at-will employment (and, in Mr. Agena’s case, eligibility to receive reimbursement of up to $1,000 per month for costs associated with office space and the severance protection described above under “Potential Payments Upon Termination or Change in Control”).
Company Executive Compensation
We have developed an executive compensation program that is designed to align compensation with our business objectives and the creation of stockholder value, while enabling us to attract, motivate, and retain individuals who contribute to our long-term success. Decisions on the executive compensation program are made by the compensation committee of the Board of Directors.
Old PLAYSTUDIOS Option Plan
Old PLAYSTUDIOS previously maintained the Old PLAYSTUDIOS Option Plan. As described above, Old PLAYSTUDIOS granted stock option awards to the NEOs, as well as other employees of Old PLAYSTUDIOS, under the

Old PLAYSTUDIOS Option Plan. As part of the Business Combination, the Old PLAYSTUDIOS Option Plan was terminated other than with respect to stock option awards already outstanding under the Old PLAYSTUDIOS Option Plan which were converted into stock option awards in respect of our company’s stock as a result of the Business Combination.
For a description of the material terms applicable to the NEOs’ equity awards granted under the Old PLAYSTUDIOS Option Plan, see the sections above entitled “— Outstanding Equity Awards at 2021 Year-End” and “Potential Payments Upon Termination or Change in Control.”
2021 EIP Plan
The material terms of the 2021 Plan, as approved by the Board of Directors, are summarized below.
Purpose
The purpose of the 2021 Plan is to motivate and reward employees and other individuals to perform at the highest level and contribute significantly to our company’s success, thereby furthering the best interests of our stockholders.
Shares Available
Subject to adjustment, the 2021 Plan permits us to make awards of a number of shares of our Class A common stock (including in respect of incentive stock options) initially equal to 16,749,132 shares of our Class A common stock. Additionally, the number of shares of Class A common stock reserved for issuance under the 2021 Plan will increase automatically on the first day of each fiscal year beginning January 1, 2022, by the lesser of (i) 5% of outstanding shares of Class A common stock and Class B common stock on the last business day of the immediately preceding fiscal year and (ii) such smaller number of shares as determined by the Board of Directors. If any award issued under the 2021 Plan (or any award under the Old PLAYSTUDIOS Option Plan) is cancelled, forfeited, or terminates or expires unexercised, the shares in respect of such award may again be issued as shares of Class A common stock under the 2021 Plan. In the event of a dividend or other distribution (other than an ordinary dividend or distribution), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, separation, rights offering, split-up, spin-off, combination, repurchase, or exchange of common stock or other securities, issuance of warrants or other rights to purchase common stock or other securities, issuance of common stock pursuant to the anti-dilution provisions of any securities, or other similar event, the Plan Administrator (as defined below) shall adjust equitably any or all of (i) the number and type of shares which thereafter may be made the subject of awards, (ii) the number and type of shares subject to outstanding awards and (iii) the grant, purchase, exercise or hurdle price of awards or, if deemed appropriate, make provision for a cash payment to the holder of an outstanding award.
2021 Employee Stock Purchase Plan
The material terms of the 2021 Employee Stock Purchase Plan (the “2021 ESPP”), as approved by the Board of Directors, are summarized below.
Purpose
The purpose of the 2021 ESPP is to provide employees with an opportunity to acquire a proprietary interest in our company through the purchase of Class A common stock.
Shares Available
Subject to adjustment, a total number of 3,349,827 shares of our Class A common stock (the “Initial ESPP Pool”) have been authorized for issuance under the 2021 ESPP. Additionally, the number of shares of Class A common stock reserved for issuance under the 2021 ESPP will increase automatically on the first day of each fiscal year beginning January 1, 2022, by the lesser of (i) 1% of outstanding shares of Class A common stock and Class B common stock on the last business day of the immediately preceding fiscal year and (ii) such smaller number of shares as determined by the Board of Directors; provided that the maximum number of shares that may be issued under the 2021 ESPP in any event will be equal to ten times the Initial ESPP Pool, subject to adjustment in the event of a dividend or other distribution (whether in the form of cash, common stock, or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase, or exchange of common stock or other securities, or other similar event.

DIRECTOR COMPENSATION
Director Compensation Table
The following table provides information concerning the compensation of each non-employee director who served on the Board of Directors during the year ended December 31, 2021.

Name	Fee Earned or Paid in Cash	Stock Awards	Option Awards	All Other Compensation ($)	Total ($)
William (Bill) J. Hornbuckle(1)	—	—	—	—	—
James Murren	29,028	—	—	—	29,028
Jason Krikorian	34,306	—	—	—	34,306
Joe Horowitz	—	—	—	—	—
Judy K. Mencher	34,306	—	—	—	34,306
Steven J. Zanella(2)	1,183	—	—	—	1,183

(1)Mr. Hornbuckle ceased serving on the Board of Directors on December 20, 2021.
(2)Mr. Zanella began serving on the Board of Directors effective December 21, 2021.
Director Compensation Program
We have adopted a new non-employee director compensation program which is designed to provide competitive compensation necessary to attract and retain high quality non-employee directors and to encourage ownership of our stock to further align their interests with those of our stockholders. The program provides the following compensation for non-employee directors:
•An annual cash retainer of $40,000;
•An annual cash retainer of $5,000 for the chair of a board committee;
•An annual cash retainer of $10,000 for members of each committee;
•An annual grant of restricted stock units under the 2021 Plan with a target grant value of $150,000 for each director who has completed six months’ service, which vests monthly over one year; and
•An additional annual cash retainer of $20,000 for serving as our non-executive chair, if applicable.
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
Certain Relationships and Related Transactions
The Board of Directors has adopted a written related party transaction approval policy pursuant to which the Audit Committee will review and approve or take such other actions as it may deem appropriate with respect to the following transactions:
•a transaction in which we are a participant and which involves an amount exceeding $120,000 and in which any of our directors, officers or 5% stockholders, or any other “related person” as defined in Item 404 of SEC Regulation S-K (“Item 404”), has or will have a direct or indirect material interest; and
•any other transaction that meets the related party disclosure requirements of the SEC as set forth in Item 404.
This policy also provides that the following transactions are deemed pre-approved:
•decisions on compensation of our directors or executive officers, if required to be disclosed in our proxy statement;
•certain ordinary course transactions where a related person has a limited interest;
•transactions where a related person’s interest or benefit arises solely from such person’s ownership of our securities and holders of such securities receive the same benefit on a pro rata basis; and
•transactions where the rates or charges involved in the transactions are determined by competitive bids.

Sponsor Shares
On September 15, 2020, the Sponsor purchased 8,625,000 Sponsor Shares for an aggregate purchase price of $25,000, or approximately $0.003 per share. On October 20, 2020, the Sponsor cancelled an aggregate of 2,875,000 Sponsor Shares, and on November 9, 2020, forfeited an additional 368,750 Sponsor Shares as a result of the underwriters’ election to partially exercise their over-allotment option in connection with Acies’ IPO. On June 21, 2021, the Sponsor forfeited an additional 1,657,188 Sponsor Shares in connection with the Business Combination such that an aggregate of 3,724,062 Sponsor Shares are issued and outstanding as of December 31, 2021.
The Sponsor is controlled by Daniel Fetters and Edward King as managing members. Additionally, Andrew Pascal, prior to the Closing of the Business Combination, beneficially owned a 9.8% interest in the Sponsor. Mr. Pascal forfeited his interests in the Sponsor and all of the associated Acies Class B ordinary shares and Acies private placement warrants, in connection with the Closing of the Business Combination.
Private Placement Warrants
Simultaneously with the consummation of the IPO of Acies, the Sponsor purchased 4,333,333 private placement warrants at a price of $1.50 per warrant, or $6,500,000 in the aggregate, in a private placement. Each private placement warrant entitled the holder to purchase one Acies Class A ordinary share for $11.50 per share. Additionally, on November 9, 2020, the Sponsor purchased an additional 203,334 private placement warrants, for total gross proceeds to Acies of $305,000. A portion of the proceeds from the sale of the private placement warrants was placed in the Trust Account. The private placement warrants may not be redeemed by us so long as they are held by the Sponsor or its permitted transferees. If the private placement warrants are held by holders other than the Sponsor or its permitted transferees, the private placement warrants are redeemable by us and exercisable by the holders on the same basis as the warrants included in the units that were sold as part of the IPO of Acies. The Sponsor, or its permitted transferees, has the option to exercise the private placement warrants on a cashless basis.
The private placement warrants are identical to the warrants included in the units sold in the IPO of Acies except that the private placement warrants: (i) are not redeemable by Acies, (ii) may be exercised for cash or on a cashless basis so long as they are held by the Sponsor or any of its permitted transferees and (iii) are entitled to registration rights (including the Acies Class A ordinary shares issuable upon exercise of the private placement warrants). Additionally, the purchasers agreed not to transfer, assign or sell any of the private placement warrants, including the Acies Class A ordinary shares issuable upon exercise of the private placement warrants (except to certain permitted transferees), until 30 days after Closing of the Business Combination.
In connection with the Business Combination, 715,000 of the private placement warrants were forfeited for no consideration. The remaining private placement warrants converted, on a one-for-one basis into warrants to acquire one share of Class A common stock pursuant to the Warrant Agreement.
In addition, in connection with Acies’ IPO and the partial exercise of the over- allotment option, Mr. Pascal became the beneficial holder of 522,843 Acies Class B ordinary shares and 449,129 Acies private placement warrants through his ownership of interests in the Sponsor. Mr. Pascal forfeited his interests in the Sponsor and all of the associated Acies Class B ordinary shares and Acies private placement warrants at the Closing of the Business Combination.
Registration Rights
The holders of the Sponsor Shares and Private Placement Warrants (and any Acies Class A ordinary shares issuable upon conversion of the Sponsor Shares and upon the exercise of the Private Placement Warrants) are entitled to registration rights pursuant to a registration rights agreement signed October 22, 2020, requiring Acies to register such securities for resale (in the case of the Sponsor Shares, only after conversion to Acies Class A ordinary shares). The holders of these securities are entitled to make up to three demands, excluding short form demands, that Acies register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of Acies’ initial business combination and rights to require Acies to register for resale such securities pursuant to Rule 415 under the Securities Act. We will bear the expenses incurred in connection with the filing of any such registration statements.
Transaction with Co-Founder and Chief Executive Officer
In connection with the Merger Agreement, Andrew Pascal, Co-Founder, Chief Executive Officer and a member of the Board of Directors received shares of our Class B common stock. Shares of our Class B common stock are entitled to twenty votes per share. As a result, as of February 25, 2022, Mr. Pascal owned approximately 9.8% of our outstanding and issued capital stock and had approximately 74.6% of the combined voting power of our outstanding capital stock.

MGM Marketing Agreement, Letter of Commitment, Profit Share Buyout and PIPE Placement
We are party to a joint marketing agreement with MGM (as amended, the “MGM Marketing Agreement”). MGM is a stockholder and MGM's Chief Commercial Officer also serves on the Board of Directors. As consideration for the use of MGM’s intellectual property in certain of our social casino games, we issued 19,200,000 shares of our common stock representing 10% of our then outstanding common stock, and in lieu of royalty payments, we agreed to pay MGM a profit share of up to a mid- to high-single digit percentage of cumulative net operating income, as defined in the MGM Marketing Agreement.
As further described in Note 4—Related-Party Transactions to the consolidated financial statements, in October 2020, Old PLAYSTUDIOS and MGM agreed to amend the MGM Marketing Agreement to terminate the profit share provision (the "MGM Amendment").Contemporaneously with the MGM Amendment, MGM delivered to us a Letter of Commitment pursuant to which it committed to participate in the PIPE Financing or other private placement of shares of our common stock for a minimum of $20.0 million. MGM applied the amount we were obligated to pay MGM under the MGM Amendment to satisfy its commitment, as permitted under the MGM Amendment. In exchange, we agreed to remit to MGM a one-time payment of $20.0 million, payable on the earliest to occur of (i) the PIPE Financing, (ii) the date that we waived MGM’s commitment to participate in the PIPE Financing, or (iii) two years from the date of the MGM Amendment. As of June 21, 2021, we satisfied all obligations related to the MGM profit share buyout as described below.
In connection with the execution of the Merger Agreement, Acies entered into Subscription Agreements, each dated as of February 1, 2021, with the Subscribers (as defined in the Subscription Agreements), pursuant to which the Subscribers agreed to purchase, and Acies agreed to sell the Subscribers, an aggregate of 25,000,000 Acies Class A Ordinary Shares (the “PIPE Shares”), for a purchase price of $10.00 per share and an aggregate purchase price of $250.0 million (the “PIPE Placement”).
At the Closing of the Business Combination, we satisfied all obligations related to the MGM profit share buyout through the issuance of 2,000,000 shares of our Class A common stock to MGM in the PIPE Placement.
King Agreement
In April 2017, Old PLAYSTUDIOS entered into a game publishing and distribution agreement (the “King Agreement”) with King.com Limited and King.com (US), LLC (collectively, “King”) to develop a branded mobile application with games incorporating their branded intellectual property. King is a subsidiary of Activision Blizzard, Inc (“Activision”). Activision was a stockholder and an Activision senior executive served on the board of directors of Old PLAYSTUDIOS. King was responsible for $1.3 million and $7.3 million in revenue for Old PLAYSTUDIOS in 2018 and 2019, respectively. In June 2019, the King Agreement terminated, and all of the associated deferred revenue was recorded as revenue for Old PLAYSTUDIOS during 2019. As of February 25, 2022, Activision owned 12,677,398 shares of our Class A common stock.
Andrew Pascal — Family Relationships
Andrew Pascal’s brother, David Pascal, has served as our director of marketing since June 21, 2021 and previously served as the director of marketing of Old PLAYSTUDIOS since October 2012. David Pascal received approximately $0.3 million in salary, bonus, and benefits in 2021 and $0.2 million in salary, bonus, and benefits in each of 2020 and 2019. These amounts include the fair value of 80,000 options and 1,000 options that were granted to David Pascal under the Old PLAYSTUDIOS Option Plan in 2018 and 2020, respectively.

PRINCIPAL SECURITYHOLDERS
The following table sets forth information regarding the beneficial ownership of our Class A common stock and Class B common stock as of February 25, 2022 by:
a.each of our directors and executive officers;
b.all directors and executive officers as a group; and
c.each person who is known to us to own beneficially more than 5% of our common stock.
Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options and warrants that are currently exercisable or exercisable within 60 days. In computing the number of shares of common stock beneficially owned by a person and the percentage ownership, we deemed outstanding shares of our common stock subject to options and warrants held by that person that are currently exercisable or exercisable within 60 days. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.
The percentage ownership of common stock is based on 110,274,064 shares of Class A common stock and 16,130,300 shares of Class B common stock outstanding as of February 25, 2022.
Unless otherwise indicated and subject to applicable community property laws, we believe that all persons named in the table have sole voting and investment power with respect to all shares of our common stock beneficially owned by them.

	Class A Common Stock		Class B Common Stock
Name and Address of Beneficial Owner (1)	Number	%	Number	%	Combined Voting Power**
5% Holders of New PLAYSTUDIOS:
MGM Resorts International(2)	16,647,124	15.1%	—	—%	3.9%
Activision Publishing, Inc. (3)	12,677,398	11.5%	—	—%	3.0%
Directors and Executive Officers:
Andrew Pascal	14,685,325(4)	11.4%	14,524,625(5)	90.0%	74.6%(6)
Steven J. Zanella(7)	—	—%	—	—%	—%
Joe Horowitz(8)	—	—%	—	—%	—%
Jason Krikorian(9)	—	—%	—	—%	—%
Judy K. Mencher	567,099(10)	*	—	—%	*
James Murren	1,009,419(11)	—%	—	—%	—%
Scott Peterson	414,527(12)	*	—	—%	*
Joel Agena	215,564(13)	*	—	—%	—%
All directors and executive officers as a group (8 individuals)	16,891,932(14)	13.4%	14,524,625(5)	90.0%	75.1%

*	Denotes less than 1.0%
**	Percentage of total voting power represents voting power with respect to all shares of Class A common stock and Class B common stock, as a single class. Each share of Class B common stock is entitled to 20 votes per share and Class A common stock is entitled to one vote per share.
(1)Unless otherwise noted, the business address of each of those listed in the table above is 10150 Covington Cross Drive, Las Vegas, Nevada 89144.
(2)The address of MGM Resorts International is 3600 Las Vegas Boulevard South, Las Vegas, Nevada 89109.

(3)The address of Activision Publishing, Inc. is 3100 Ocean Park Boulevard, Santa Monica, California 90405.
(4)Consists of (i) 9,419,827 shares of Class B common stock held of record by DreamStreet Holdings, LLC, (ii) 2,913,005 shares of Class B common stock held of record by the Pascal Family Trust, (iii) 2,191,793 shares of Class B common stock underlying options, and (iv) 160,700 shares of Class A common stock held of record by the Pascal Family Trust. Mr. Pascal is the manager of DreamStreet Holdings, LLC and the trustee of the Pascal Family Trust.
(5)Consists of (i) 9,419,827 shares of Class B common stock held of record by DreamStreet Holdings, LLC, (ii) 2,913,005 shares of Class B common stock held of record by the Pascal Family Trust and (iii) 2,191,793 shares of Class B common stock underlying options. Mr. Pascal is the manager of DreamStreet Holdings, LLC and the trustee of the Pascal Family Trust.
(6)Includes 3,797,468 shares of Class B common stock held by PGP 2021 Irrevocable Trust and SJP 2021 Irrevocable Trust (collectively, the "Irrevocable Trusts"). The Irrevocable Trusts entered into irrevocable proxies and granted power of attorney to Mr. Pascal to vote the shares of Class B common stock held by the Irrevocable Trusts.
(7)Does not include 16,647,124 shares of Class A common stock beneficially owned by MGM Resorts International, as to which Mr. Zanella disclaims beneficial ownership.
(8)Does not include 4,794,359 shares of Class A common stock held by Icon Ventures IV, L.P., as to which Mr. Horowitz disclaims beneficial ownership except to the extent of his pecuniary interests in such shares.
(9)Does not include 3,400,018 shares of Class A common stock held by A-Fund, L.P., as to which Mr. Krikorian disclaims beneficial ownership except to the extent of his pecuniary interests in such shares.
(10)Consists of shares of Class A common stock held of record by The Judy K. Mencher Trust 2014.
(11)Consists of shares of Class A common stock held of record by J&H Investments, LLC. J&H Investments, LLC is co-owned 50/50 by The JM 2021 Irrevocable Trust and The HM 2021 Irrevocable Trust. Jim Murren is the trustee of The JM 2021 Irrevocable Trust and Heather Murren is the trustee of The HM 2021 Irrevocable Trust. Jim Murren and Heather Murren share voting and dispositive power with respect to the securities held by J&H Investments, LLC. Includes 238,362 shares of Class A common stock that are unvested and subject to forfeiture if certain vesting conditions are not satisfied. The 238,362 shares of Class A common stock subject to forfeiture do not have any voting rights. The 238,362 shares of Class A common stock will vest in two equal tranches if the closing price of the Class A common stock exceeds $12.50 and $15.00 per share, respectively, for any 20 trading days within any 30-trading day period commencing on October 27, 2021 and ending on June 21, 2026 (the shares will also vest based on the price targets in connection with a sale of our company). If the vesting conditions are not met on before June 21, 2026 (subject to extension if a definitive agreement for a sale of our company has been entered into prior to June 21, 2026), the shares not then-vested will be forfeited for no consideration.
(12)Consists of (i) 300,428 shares of Class A common stock held of record by the Scott E. Peterson Trust and (ii) 114,097 shares of Class A common stock underlying options. Mr. Peterson is the trustee of the Scott E. Peterson Trust.
(13)Consists of 215,564 shares of Class A common stock underlying options.
(14)Consists of (i) 12,332,832 shares of Class B common stock that may be converted into shares of Class A Common Stock at any time at the election of the holder thereof, (ii) 2,367,307 shares of Class A common stock, (iii) 329,661 shares of Class A common stock underlying options, and (iv) 2,191,793 shares of Class B common stock underlying options.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS
The following table provides certain information with respect to all of our equity compensation plans in effect as of December 31, 2021 (in thousands, except price).

Plan Category	Number of securities to be issued upon exercise of outstanding options and rights	Weighted-average exercise price of outstanding options and rights(1)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders(2)	14,749(3)	$0.85	20,444(4)(5)
Equity compensation plans not approved by security holders	—	—	—
Total	14,749		20,444
(1)The weighted average exercise price is calculated based solely on outstanding stock options.
(2)Consists of the PLAYSTUDIOS, Inc. 2021 Equity Incentive Plan (the “2021 Plan”) and the PLAYSTUDIOS, Inc. 2021 Employee Stock Purchase Plan (the “2021 ESPP”).
(3)Consists of 14.7 million shares of common stock underlying outstanding stock options previously granted under the Old PLAYSTUDIOS' 2011 Omnibus Stock and Incentive Plan, as assumed by us on June 21, 2021 in connection with the Business Combination (the “Old PLAYSTUDIOS Plan”). No additional awards may be granted under the Old PLAYSTUDIOS Plan.
(4)Consists of 17.1 million shares of common stock remaining available for issuance under the 2021 Plan and 3.3 million shares of common stock remaining available for issuance under the 2021 ESPP.
(5)The number of shares of common stock reserved for issuance under the 2021 Plan automatically increases on January 1 of each year in an amount equal to (i) 5% of the total number of shares of common stock outstanding on December 31 of the preceding year, or (ii) a lesser number of shares of common stock determined by the Board of Directors prior to the date of the increase. The number of shares of common stock reserved for issuance under the 2021 ESPP automatically increases on January 1 of each year in an amount equal to (i) 1% of the total number of shares of common stock outstanding on December 31 of the preceding year, or (ii) a lesser number of shares of common stock determined by the Board of Directors prior to the date of the increase.

SELLING SECURITY HOLDERS
The Selling Securityholders acquired the shares of our common stock from us in private offerings pursuant to exemptions from registration under Section 4(a)(2) of the Securities Act in connection with a private placement concurrent with the IPO and in connection with the Business Combination. Pursuant to the Registration Rights Agreement and the Subscription Agreements, we agreed to file a registration statement with the SEC for the purposes of registering for resale the shares of our Class A common stock issued to the Selling Securityholders pursuant to the Subscription Agreements and Merger Agreement.
Except as set forth in the footnotes below, the following table sets forth, based on written representations from the Selling Securityholders, certain information as of February 25, 2022 regarding the beneficial ownership of our Class A common stock and Warrants by the Selling Securityholders and the shares of Class A common stock and Warrants being offered by the Selling Securityholders. The applicable percentage ownership of Class A common stock is based on approximately 110,274,064 shares of Class A common stock and 16,130,300 shares of Class B common stock outstanding as of February 25, 2022. Information with respect to shares of Class A common stock owned beneficially after the offering assumes the sale of all of the shares of Class A common stock offered (including the possible receipt of Earnout Shares and the vesting of the Sponsor Shares which are subject to forfeiture (the “Unvested Sponsor Shares”) and no other purchases or sales of our Class A common stock. The Selling Securityholders may offer and sell some, all or none of their shares of Class A common stock.
We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the Selling Securityholders have sole voting and investment power with respect to all shares of common stock that they beneficially own, subject to applicable community property laws.

			Share of Class A Common Stock Beneficially Owned After the Offered Shares of Common Stock are Sold
Name of Selling Securityholder	Shares of Class A Common Stock Beneficially Owned Prior to Offering	Number of Shares of Class A Common Stock Being Offered	Number	Percent
Andrew Pascal(1)	2,191,793	2,191,793	—	—
Activision Publishing, Inc.(2)	12,677,398	14,809,480	—	—
A-Fund, L.P.(3)	3,400,018	3,940,064	—	—
Alejandro Feely	25,000	25,000	—	—
Alpine Oil Company(4)	125,000	125,000	—	—
Andrew Zobler(5)	25,000	25,000	—	—
Anthony McDevitt.	25,000	25,000	—	—
Apollo A-N Credit Fund (Delaware), L.P.(6)	24,002	22,694	1,308	*
Apollo Atlas Master Fund, LLC(7)	20,602	19,479	1,123	*
Apollo Credit Strategies Master Fund Ltd.(8)	280,157	264,881	15,276	*
Apollo PPF Credit Strategies, LLC(9)	42,064	39,771	2,293	*
BEMAP Master Fund Ltd(10)	300,497	300,497	—	—
Bespoke Alpha MAC MIM LP(11)	38,362	38,362	—	—
BlackRock, Inc.(12)	3,250,000	3,250,000	—	—
Blake Morrison	2,500	2,500	—	—
Brian Goldman	15,000	15,000	—	—
Brisa Carleton(13)	68,702	25,000	43,702	*
Chad Hansing(14)	233,041	233,041	—	—
CHAH Revocable Trust(15)	2,503,579	2,957,945	—	—
ClearBridge Small Cap CIF(16)	14,590	14,590	—	—
ClearBridge Small Cap Fund(17)	1,120,800	1,120,800	—	—
DreamStreet Holdings, LLC(18)	9,419,827	12,029,517	—	—
DS Liquid Div RVA MON LLC(19)	253,437	253,437	—	—
Glazer Capital, LLC(20)	300,000	300,000	—	—
Gordco LLC(21)	267,061	355,295	—	—

Guardian Small Cap Core VIP Fund(22)	325,000	325,000	—	—
Icon Ventures IV, L.P.(23)	4,794,359	5,479,725	—	—
James H. Dahl	650,000	650,000	—	—
Jeffrey Scott(24)	3,000	3,000	—	—
JM Cox Resources LP(25)	125,000	125,000	—	—
J&H Investments, LLC(26)	771,157	959,419	50,000	*
Joel Agena(27)	233,043	233,043	—	—
Katie Bolich(28)	233,041	233,041	—	—
Kenneth L. Criss	25,000	25,000	—	—
KING FAMILY TRUST(29)	867,922	1,154,674	—	—
Lanx Concentrated Fund I, LP(30)	35,000	35,000	—	—
Lanx Offshore Partners, Ltd(31)	35,000	35,000	—	—
Legend Capital Partners(32)	250,000	250,000	—	—
Melissa Danenberg	2,500	2,500	—	—
MGM Resorts International(33)	16,647,124	18,740,970	—	—
Michael Ashton Hudson ROTH IRA #1(34)	200,000	200,000	—	—
Monashee Pure Alpha SPV I LP(35)	178,604	178,604	—	—
Monashee Solitario Fund LP(36)	229,100	229,100	—	—
Pascal Family Trust(37)	3,490,127	3,329,427	160,700	*
Paul D. and Julie A. Mathews Family Trust(38)	5,116,655	6,054,751	51,000	*
Paul Mathews(39)	609,892	609,892	—	—
PGP 2021 Irrevocable Trust(40)	1,898,734	1,898,734	—	—
Robert Lynn Echols Jr	250,000	250,000	—	—
Samuel H. Kennedy(41)	25,000	25,000	—	—
Scott Peterson(42)	135,945	135,945	—	—
SJP 2021 Irrevocable Trust(43)	1,898,734	1,898,734	—	—
SMALLCAP World Fund, Inc.(44)	4,500,000	4,500,000	—	—
Tech Opportunities, LLC(45)	326,000	326,000	—	—
The Bolich Family Trust(46)	853,208	1,006,650	20,000	*
The Fetters Family Trust(47)	867,922	1,154,674	—	—
The Judy K. Mencher Trust 2014(48)	567,099	662,473	—	—
The Lanx Fund, LP(49)	35,000	35,000	—	—
Venture Lending & Leasing VI, LLC(50)	3,524,892	4,028,786	—	—
Zachary Elias Leonsis(51)	25,000	25,000	—	—
TOTAL	86,352,488	97,184,288	345,402	*

*Less than one percent.

			Private Placement Warrants Beneficially Owned After the Offered Private Placement Warrants are Sold
Name of Selling Securityholder	Number of Private Placement Warrants Beneficially Owned Prior to Offering	Number of Private Placement Warrants Being Offered	Number	Percent
Gordco LLC(21)	377,279	377,279	—	—
J&H Investments, LLC(26)	1,018,782	1,018,782	—	—
KING FAMILY TRUST(29)	1,212,803	1,212,803	—	—
The Fetters Family Trust(47)	1,212,803	1,212,803	—	—
TOTAL	3,821,667	3,821,667	—	—

(1)Shares listed as beneficially owned consist of 2,191,793 Class B Option Shares. Shares offered hereby consist of 2,191,793 Class B Option Shares. Shares listed as beneficially owned and shares offered hereby do not include shares held by DreamStreet Holdings, LLC and Pascal Family Trust. Mr. Pascal is the manager of DreamStreet Holdings, LLC and the trustee of Pascal Family Trust.
(2)Shares offered hereby consist of 12,677,398 shares of Class A common stock and up to 2,132,082 Earnout Shares. Activision Entertainment Holdings, Inc., a Delaware corporation, which is the holder of all the issued and outstanding shares of Activision Publishing, Inc., may therefore be deemed to beneficially own the securities offered hereby. Activision Blizzard, Inc., a Delaware corporation, which is the holder of all the issued and outstanding shares of Activision Entertainment Holdings, Inc., may therefore be deemed to beneficially own the securities offered hereby. Marcus Sanford, an employee of the Selling Securityholder’s ultimate parent company, was on the board of directors of PLAYSTUDIOS, Inc., prior to its business combination with Acies Acquisition Corp.
(3)Shares offered hereby consist of 3,400,018 shares of Class A common stock and up to 540,046 Earnout Shares. Jason Krikorian is a member of our Board of Directors of the Company. A-Fund Investment Management, L.P. is the general partner of A-Fund, L.P. A-Fund International, Ltd. is the general partner of A-Fund Management, L.P. F. Hurst Lin and Matthew C. Bonner are the directors of A-Fund International, Ltd. and share voting and dispositive control with respect to the shares held by A-Fund, L.P. Mr. Krikorian disclaims beneficial ownership of such shares except with respect to his pecuniary interests.
(4)James Kelly Cox is trustee, director and beneficial owner of Alpine Oil Company.
(5)Andrew Zobler was an independent director of Acies Acquisition Corp., the predecessor company to PLAYSTUDIOS.
(6)Apollo A-N Credit Management, LLC, a Delaware limited liability company, serves as the investment manager for the Selling Securityholder. Apollo Capital Management, L.P., a Delaware limited partnership, serves as the sole member of Apollo A-N Credit Management, LLC. Apollo Capital Management GP, LLC, a Delaware limited liability company, serves as the general partner of Apollo Capital Management, L.P. Apollo Management Holdings, L.P., a Delaware limited partnership, serves as the sole member and manager of Apollo Capital Management GP, LLC, and Apollo Management Holdings GP, LLC, a Delaware limited liability company, serves as the general partner of Apollo Management Holdings. Joshua Harris, Marc Rowan, Scott Kleinman and James Zelter are the managers, as well as executive officers, of Management Holdings GP. The address of Messrs. Harris, Rowan, Kleinman and Zelter is 9 W. 57th Street, New York, N.Y. 10019. Each of Messrs. Harris, Rowan, Kleinman and Zelter disclaims beneficial ownership of all shares of Class A common stock reported as owned by A-N Credit, and the filing of the registration statement shall not be construed as an admission that any such person is the beneficial owner of any such securities for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose.
(7)Apollo Atlas Management, LLC, a Delaware limited liability company, serves as the investment manager of the Selling Securityholder. Apollo Capital Management, L.P., a Delaware limited partnership, serves as the sole member of Apollo Atlas Management, LLC. Apollo Capital Management GP, LLC, a Delaware limited liability company, serves as the general partner of Apollo Capital Management, L.P. Apollo Management Holdings, L.P., a Delaware limited partnership, serves as the sole member and manager of Apollo Capital Management GP, LLC, and Apollo Management Holdings GP, LLC, a Delaware limited liability company, serves as the general partner of Apollo Management Holdings, L.P. Joshua Harris, Marc Rowan, Scott Kleinman and James Zelter are the managers, as well as executive officers, of Management Holdings GP. The address of Messrs. Harris, Rowan, Kleinman and Zelter is 9 W. 57th Street, New York, N.Y. 10019. Each of Messrs. Harris, Rowan, Kleinman and Zelter disclaims beneficial ownership of all shares of Class A common stock reported as owned by Atlas Master Fund, and the filing of the registration statement shall not be construed as an admission that any such person is the beneficial owner of any such securities for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose.
(8)Apollo ST Fund Management LLC, a Delaware limited liability company, serves as the investment manager for the Selling Securityholder. Apollo ST Operating LP, a Delaware limited partnership, is the sole member of Apollo ST Fund Management LLC. The general partner of Apollo ST Operating LP is Apollo ST Capital LLC, a Delaware limited liability company. ST Management Holdings, LLC, a Delaware limited liability company, is the sole member of Apollo ST Capital LLC. Apollo Capital Management, L.P., a Delaware limited partnership, is the sole member and manager of ST Management Holdings, LLC. Apollo Capital Management GP, LLC, a Delaware limited liability company serves as the general partner of Apollo Capital Management, L.P. Apollo Management Holdings, L.P., a Delaware limited partnership, serves as the sole member and manager of Apollo Capital Management GP, LLC, and Apollo Management Holdings GP, LLC, a Delaware limited liability company serves as the general partner of Apollo Management Holdings, L.P. Joshua Harris, Marc Rowan, Scott Kleinman and James Zelter are the managers, as well as executive officers, of Management Holdings GP. The address of Messrs. Harris, Rowan, Kleinman and Zelter is 9 W. 57th Street, New York, N.Y. 10019. Each of Messrs. Harris, Rowan, Kleinman and Zelter disclaims beneficial ownership of all shares of Class A common stock reported as owned by Credit Strategies, and the filing of the registration statement shall not be construed as an admission that any such person is the beneficial owner of any such securities for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose.
(9)Apollo Credit Strategies Master Fund Ltd, a private limited company, serves as sole member of Apollo PPF Credit Strategies, LLC. Apollo ST Fund Management LLC, a Delaware limited liability company, serves as the investment manager for Apollo PPF Credit Strategies, LLC. Apollo ST Operating LP, a Delaware limited partnership, is the sole member of Apollo ST Fund Management LLC. The general partner of Apollo ST Operating LP is Apollo ST Capital LLC, a Delaware limited liability company. ST Management Holdings, LLC, a Delaware limited liability company, is the sole member of Apollo ST Capital LLC. Apollo Capital Management, L.P., a Delaware limited partnership, is the sole member and manager of ST Management Holdings, LLC. Apollo Capital Management GP, LLC, a Delaware limited liability company serves as the general partner of Apollo Capital Management, L.P. Apollo Management Holdings, L.P., a Delaware limited partnership, serves as the sole member and manager of Apollo Capital Management GP, LLC, and Apollo Management Holdings GP, LLC, a Delaware limited liability company serves as the general partner of Apollo Management Holdings, L.P. Joshua Harris, Marc Rowan, Scott Kleinman and James Zelter are the managers, as well as executive officers, of Management Holdings GP. The address of Messrs. Harris, Rowan, Kleinman and Zelter is 9 W. 57th Street, New York, N.Y. 10019. Each of Messrs. Harris, Rowan, Kleinman and Zelter disclaims beneficial ownership of all shares of Class A common stock reported as owned by PPF Credit Strategies, and the filing of the registration statement shall not be construed as an admission that any such person is the beneficial owner of any such securities for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose.
(10)Monashee Investment Management LLC is the Investment Advisor for BEMAP Master Fund Ltd and has voting power and investment power over the securities.
(11)Monashee Investment Management LLC is the Investment Advisor for Bespoke Alpha MAC MIM LP and has voting power and investment power over the securities.
(12)The registered holders of the referenced shares to be registered are the following funds and accounts under management by subsidiaries of BlackRock, Inc.: BlackRock Global Allocation Fund, Inc.; BlackRock Global Allocation V.I. Fund of BlackRock Variable Series Funds, Inc.; BlackRock Global Allocation Portfolio of BlackRock Series Fund, Inc.; BlackRock Capital Allocation Trust; BlackRock Strategic Income Opportunities Portfolio of BlackRock Funds V; Master Total Return Portfolio of Master Bond LLC; and BlackRock Global Long/Short Credit Fund of BlackRock Funds IV. BlackRock, Inc. is the ultimate parent holding company of such subsidiaries. On behalf of such subsidiaries, the applicable portfolio managers, as managing directors (or in other capacities) of such entities, and/or the applicable investment committee members of such funds and accounts, have voting and investment power over the shares held by the funds and accounts which are the registered holders of the referenced shares. Such portfolio managers and/or investment committee members expressly disclaim beneficial ownership of all shares held by such funds and accounts. The address of such funds and accounts, such subsidiaries and such portfolio managers and/or investment committee members is 55 East 52nd Street, New York, NY 10055. Shares shown include only the securities being registered for resale and may not incorporate all shares deemed to be beneficially held by the registered holders or BlackRock, Inc.
(13)Brisa Carleton was an independent director of Acies Acquisition Corp., the predecessor company to PLAYSTUDIOS.
(14)Shares listed as beneficially owned consist of 233,041 Class A Option Shares. Shares offered hereby consist of 233,041 Class A Option Shares.

(15)Shares listed as beneficially owned consist of 2,503,579 shares of Class A common stock. Shares offered hereby consist of 2,503,579 shares of Class A common stock and up to 454,366 Earnout Shares. Chad and Audrey Hansing are Trustees and beneficial owners of CHAH Revocable Trust. Chad Hansing was a Co-Founder of Old PLAYSTUDIOS and is a current employee of the Company.
(16)ClearBridge Investments, LLC is discretionary manager of the ClearBridge Small Cap CIF and has both dispositive and voting power over the securities offered hereby. The portfolio managers employed by ClearBridge to manage this account and who exercise these powers are Albert Grosman and Brian Lund.
(17)ClearBridge Investments, LLC is discretionary manager of the ClearBridge Small Cap Fund and has both dispositive and voting power over the securities offered hereby. The portfolio managers employed by ClearBridge to manage this account and who exercise these powers are Albert Grosman and Brian Lund.
(18)Shares listed as beneficially owned consist of 9,419,827 shares of Class B common stock. Shares offered hereby consist of 9,419,827 shares of Class A common stock issuable upon conversion of Class B common stock and up to 2,609,690 Earnout Shares. Andrew Pascal is the beneficial owner of DreamStreet Holdings, LLC and is the Co-Founder and Chief Executive Officer of the Company.
(19)Monashee Investment Management LLC is the Investment Advisor for DS Liquid Div RVA MON LLC and has voting power and investment power over the securities.
(20)Includes (i) 79,990 shares held by Glazer Enhanced Fund, L.P., (ii) 185,402 shares held by Glazer Enhanced Offshore Fund, Ltd. and (iii) 34,608 shares held by Highmark Limited, In Respect of its Segregated Account, Highmark Multi-Strategy 2 (collectively, the “Glazer Funds”). Voting and investment power over the shares held by such entities resides with their investment manager, Glazer Capital, LLC (“Glazer Capital”). Mr. Paul J. Glazer (“Mr. Glazer”), serves as the Managing Member of Glazer Capital and may be deemed to be the beneficial owner of the shares held by such entities. Mr. Glazer, however, disclaims any beneficial ownership of the shares held by such entities.
(21)Shares offered hereby consist of 267,061 shares of Class A common stock and up to 88,234 Unvested Sponsor Shares. Christopher Grove and Kimberly Harvey are the beneficial owners of Gordco LLC.
(22)ClearBridge Investments, LLC is discretionary manager of the Guardian Small Cap Core VIP Fund and has both dispositive and voting power over the securities offered hereby. The portfolio managers employed by ClearBridge to manage this account and who exercise these powers are Albert Grosman and Brian Lund.
(23)Shares offered hereby consist of 4,794,359 shares of Class A common stock and up to 685,366 Earnout Shares. Joseph Horowitz is a member of our Board of Directors of the Company. Icon Management Associates IV, LLC is the general partner of Icon Ventures IV, L.P. Joseph Horowitz, Thomas Mawhinney, and Jeb Miller are the managing members of Icon Management Associates IV, LLC and share voting and dispositive control with respect to the shares held by Icon Ventures IV, L.P.
(24)ClearBridge Investments, LLC is discretionary manager of the Jeffrey Scott account and has both dispositive and voting power securities offered hereby. The portfolio managers employed by ClearBridge to manage this account and who exercise these powers are Albert Grosman and Brian Lund.
(25)James Kelly Cox is trustee, president and beneficial owner of JM Cox Resources LP.
(26)Shares offered hereby consist of 771,157 shares of Class A common stock and up to 238,262 Unvested Sponsor Shares. J&H Investments, LLC is co-owned 50/50 by The JM 2021 Irrevocable Trust and The HM 2021 Irrevocable Trust. Jim Murren is the trustee of The JM 2021 Irrevocable Trust and Heather Murren is the trustee of The HM 2021 Irrevocable Trust. Jim Murren and Heather Murren share voting and dispositive power with respect to the securities held by J&H Investments, LLC.
(27)Shares listed as beneficially owned consist of 233,043 Class A Option Shares. Shares offered hereby consist of 233,043 Class A Option Shares.
(28)Shares listed as beneficially owned consist of 233,041 Class A Option Shares. Shares offered hereby consist of 233,041 Class A Option Shares.
(29)Shares offered hereby consist of 867,922 shares of Class A common stock and up to 286,752 Unvested Sponsor Shares. Edward King is trustee and beneficial owner of the KING FAMILY TRUST. Edward King was the Co-CEO of Acies Acquisition Corp., the predecessor company to PLAYSTUDIOS.
(30)The Selling Securityholder is managed by Lanx Management, LLC. Brian Goldman is the natural person who has voting or investment control over the shares held by Lanx Management, LLC, and thus has voting or investment control over the securities offered hereby.

(31)The Selling Securityholder is managed by Lanx Management, LLC. Brian Goldman is the natural person who has voting or investment control over the shares held by Lanx Management, LLC, and thus has voting or investment control over the securities offered hereby.
(32)DeWitt C. Thompson is Managing Partner of Legend Capital Partners, and has sole and dispositive power with respect to the securities held by Legend Capital Partners.
(33)Shares offered hereby consist of 16,647,124 shares of Class A common stock and up to 2,093,846 Earnout Shares. Steve Zanella, the Chief Commercial Officer of MGM Resorts International, serves as a director of the Company. His position is not subject to any contractual right. MGM Resorts International is also party to the Marketing Agreement. The Selling Securityholder is a public company listed on the New York Stock Exchange and is not a controlled company.
(34)Ashton Hudson is the beneficiary of the Michael Ashton Hudson ROTH IRA #1.
(35)Monashee Investment Management LLC is the Investment Advisor for Monashee Pure Alpha SPV I LP and has voting power and investment power over the securities.
(36)Monashee Investment Management LLC is the Investment Advisor for Monashee Solitario Fund LP and has voting power and investment power over the securities.
(37)Shares listed as beneficially owned consist of 160,700 shares of Class A Common Stock and 2,913,005 shares of Class A common stock issuable upon conversion of Class B common stock. Shares offered hereby consist of 2,913,005 shares of Class A common stock issuable upon conversion of Class B common stock and up to 416,422 Earnout Shares. Andrew Pascal is the beneficial owner of Pascal Family Trust and is the Co-Founder and Chief Executive Officer of the Company.
(38)Shares listed as beneficially owned consist of 5,116,555 shares of Class A common stock. Shares offered hereby consist of 5,065,655 shares of Class A common stock and up to 989,096 Earnout Shares. Paul D. and Julie A. Mathews are Trustees and beneficial owners of the Paul D. and Julie A. Mathews Family Trust. Paul D. Mathews was a Co-Founder of the Company and is a current employee of the Company.
(39)Shares listed as beneficially owned consist of 609,892 Class A Option Shares. Shares offered hereby consist of 609,892 Class A Option Shares.
(40)Shares offered hereby consist of 1,898,734 shares of Class A common stock issuable upon conversion of Class B common stock. Andrew Pascal has voting power over the shares and is the Co-Founder and Chief Executive Officer of the Company.
(41)Samuel H. Kennedy was an independent director of Acies Acquisition Corp., the predecessor company to PLAYSTUDIOS.
(42)Shares listed as beneficially owned consist of 135,945 Class A Option Shares. Shares offered hereby consist of 135,945 Class A Option Shares.
(43)Shares offered hereby consist of 1,898,734 shares of Class A common stock issuable upon conversion of Class B common stock. Andrew Pascal has voting power over the shares and is the Co-Founder and Chief Executive Officer of the Company.
(44)Capital Research and Management Company (“CRMC”) is the investment adviser for SMALLCAP World Fund, Inc. (“SCWF”). For purposes of the reporting requirements of the Exchange Act, CRMC and Capital Research Global Investors (“CRGI”) may be deemed to be the beneficial owner of the shares of Class A common stock held by SCWF; however, each of CRMC and CRGI expressly disclaims that it is, in fact, the beneficial owner of such securities. Brady L. Enright, Julian N. Abdey, Jonathan Knowles, Gregory W. Wendt, Peter Eliot, Bradford F. Freer, Leo Hee, Roz Hongsaranagon, Harold H. La, Dimitrije Mitrinovic, Aidan O’Connell, Samir Parekh, Andraz Razen, Renaud H. Samyn, Arun Swaminathan, Thatcher Thompson, Michael Beckwith, and Shlok Melwani, as portfolio managers, have voting and investment powers over the shares held by SCWF. The address for SCWF is c/o Capital Research and Management Company, 333 S. Hope St., 55th Floor, Los Angeles, California 90071. SCWF acquired the securities being registered hereby in the ordinary course of its business.
(45)Hudson Bay Capital Management LP, the investment manager of Tech Opportunities, LLC, has voting and investment power over these securities. Sander Gerber is the managing member of Hudson Bay Capital GP LLC, which is the general partner of Hudson Bay Capital Management LP. Each of Tech Opportunities, LLC and Sander Gerber disclaims beneficial ownership over these securities.
(46)Shares listed as beneficially owned consist of 853,208 shares of Class A common stock. Shares offered hereby consist of 833,208 shares of Class A common stock and up to 173,442 Earnout Shares. Kathleen Connors Bolich and Bryan David

Bolich are Trustees and beneficial owners The Bolich Family Trust. Kathleen Connors Bolich is a current employee of the Company.
(47)Shares offered hereby consist of 867,922 shares of Class A common stock and up to 286,752 Unvested Sponsor Shares. Daniel Fetters and Lisa Fetters are the trustees and beneficial owners of The Fetters Family Trust. Daniel Fetters was the Co-CEO of Acies Acquisition Corp., the predecessor company to PLAYSTUDIOS.
(48)Shares offered hereby consist of 567,099 shares of Class A common stock and up to 95,374 Earnout Shares. Judy Mencher is a director of the Company.
(49)The Selling Securityholder is managed by Lanx Management, LLC. Brian Goldman is the natural person who has voting or investment control over the shares held by Lanx Management, LLC, and thus has voting or investment control over the securities offered hereby.
(50)Shares offered hereby consist of 3,524,892 shares of Class A common stock and up to 503,894 Earnout Shares. Westech Investment Advisors LLC is the Managing Member of Venture Lending & Leasing VI, LLC. Ron Swenson, Sal Gutierrez, and Maurice Werdegar are the three directors of the Managing Member.
(51)Zachary Elias Leonsis was an independent director of Acies Acquisition Corp., the predecessor company to PLAYSTUDIOS.

DESCRIPTION OF OUR SECURITIES
The following summary of the material terms of our securities is not intended to be a complete summary of the rights and preferences of such securities. The descriptions below are qualified by reference to the actual text of the Certificate of Incorporation. We advise you to read our Certificate of Incorporation and Bylaws in their entirety for a complete description of the rights and preferences of our securities.
General
Authorized Capitalization
Authorized capital stock consists of shares of capital stock, par value $0.0001 per share, of which:
•2,000,000,000 shares are designated as Class A common stock;
•25,000,000 shares are designated as Class B common stock; and
•100,000,000 shares are designated as preferred stock.
The Board of Directors is authorized, without stockholder approval, except as required by the listing standards of the Nasdaq, to issue additional shares of capital stock.
As of February 25, 2022, we have approximately 110,274,064 shares of Class A common stock outstanding and approximately 16,130,300 shares of Class B common stock outstanding. There are also 10,996,631 warrants consisting of 7,174,964 public warrants and 3,821,667 private placement warrants issued and outstanding.

Common Stock
We have two classes of authorized common stock, Class A common stock and Class B common stock. The rights of the holders of Class A common stock and Class B common stock are identical, except with respect to voting and conversion.

Dividend Rights
Subject to preferences that may be applicable to any preferred stock outstanding at the time, the holders of outstanding shares of common stock are entitled to receive ratably any dividends declared by the Board of Directors out of assets legally available. See the section titled “Dividend Policy” for additional information.

Voting Rights
Shares of Class A common stock are entitled to one vote per share. Shares of Class B common stock are entitled to 20 votes per share. The holders of Class A common stock and Class B common stock will generally vote together as a single class on all matters submitted to a vote of stockholders unless otherwise required by the DGCL or the Certificate of Incorporation.
The Certificate of Incorporation provides that prior to the Final Conversion Date (as defined below), we shall not, without the prior affirmative vote of the holders of at least a majority of the outstanding shares of Class B common stock, voting as a separate class, in addition to any other vote required by applicable law or the Certificate of Incorporation:
•directly or indirectly, whether by amendment, or through merger, recapitalization, consolidation or otherwise, amend, repeal, or adopt any provision of the Certificate of Incorporation inconsistent with, or otherwise alter, any provision of the Certificate of Incorporation that modifies the voting, conversion or other rights, powers, preferences, privileges, or restrictions of the shares of Class B common stock ;
•reclassify any outstanding shares of Class A common stock into shares having (i) rights as to dividends or liquidation that are senior to Class B common stock or (ii) the right to have more than one vote per share, except as required by law;
•decrease or increase the number of authorized shares of Class B common stock or issue any shares of Class B common stock (other than shares of Class B common stock issued by us pursuant to the exercise or conversion of options or warrants or settlements of other equity awards that, in each case, were outstanding as of the date of the Closing); or
•authorize, or issue any shares of, any class or series of capital stock having the right to more than one vote for each share thereof other than Class B common stock.
Additionally, the DGCL could require either holders of Class A common stock or Class B common stock to vote as separate classes in the following circumstances:

•if we were to seek to amend the Certificate of Incorporation to increase or decrease the par value of a class of capital stock, then that class would be required to vote separately to approve the proposed amendment; and
•if we were to seek to amend the Certificate of Incorporation in a manner that alters or changes the powers, preferences, or special rights of a class of capital stock in a manner that affected its holders adversely, then that class would be required to vote separately to approve the proposed amendment.

Liquidation Rights
If we are involved in a liquidation, dissolution, or are wound up, holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any then outstanding shares of preferred stock. The Certificate of Incorporation provides that any merger or consolidation of the Company with or into another entity must be approved by a majority of the outstanding shares of Class A common stock and Class B common stock, each voting as separate classes unless (i) the shares of our common stock are treated equally, identically and ratably, on a per share basis and (ii) such shares are converted on a pro rata basis into shares of the surviving entity or its parent in such transaction having substantially identical rights, powers and privileges to the shares of Class A common stock and Class B common stock, respectively, in effect immediately prior to such transaction.
No Preemptive or Similar Rights
Our common stock is not entitled to preemptive rights, and there are no redemption or sinking fund provisions applicable to our common stock.
Conversion Rights
Each share of Class B common stock will automatically convert into one share of Class A common stock on the Final Conversion Date, which is the earliest to occur of:
•the date specified by the holders of at least a majority the then outstanding shares of Class B common stock voting as a separate class;
•the date on which Andrew Pascal, the Pascal Family Trust and their respective permitted transferees collectively cease to beneficially own at least 20% of the number of shares of Class B common stock collectively held by such holders immediately following the Closing of the Business Combination; and
•the date that is nine months after the death or permanent and total disability of Andrew Pascal, provided that such date may be extended by a majority of the independent members of the Board of Directors to a date that is not longer than 18 months from the date of such death or disability, provided, however, that from the time of the death or permanent and total disability of Andrew Pascal, the voting power of such shares of Class B common stock shall only be exercised in accordance with an approved transition agreement or a person previously designated by Andrew Pascal and approved by a majority of the independent members of the Board of Directors.
In addition, a holder’s shares of Class B common stock will automatically convert into shares of Class A common stock upon (i) the affirmative written election of such stockholder, or (ii) any sale, assignment, transfer, conveyance, hypothecation, or other transfer or disposition, directly or indirectly, of such shares of Class B common stock or any legal or beneficial interest in such share, whether or not for value and whether voluntary or involuntary or by operation of law (including by merger, consolidation, or otherwise), including, without limitation the transfer of a share of Class B common stock to a broker or other nominee or the transfer of, or entering into a binding agreement with respect to, voting control over such share by proxy or otherwise, other than certain permitted transfers set forth in the Certificate of Incorporation.
Lock-up Restrictions
Pursuant to the Bylaws and the Sponsor Support Agreement, holders of any of the (i) shares of common stock issued as consideration pursuant to the Mergers, (ii) Old PLAYSTUDIOS Options, (iii) shares of common stock underlying the Old PLAYSTUDIOS Options, (iv) Sponsor Shares and (v) Private Placement Warrants, in each case, are contractually restricted from selling or transferring any of the securities described in clauses (i) through (v) (collectively, the “Lock-Up Securities”), and in each case, may not offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of any such security, or enter into any hedging, swap or other agreement or transaction that transfers, in whole or in part, any of the economic consequences of ownership of any of the Lock-Up Securities, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, until June 21, 2022 (the “Lock-Up Period”).
Notwithstanding the foregoing, beginning on December 20, 2021, each holder of Lock-Up Securities was able to freely transfer the lesser of (i) 5.00% of the Lock-Up Securities held by such holder and (ii) 50,000 of the Lock-Up Securities held by such holder (any Old PLAYSTUDIOS Options will be assumed as if exercised for cash for purposes of clause (i)).

In addition, Lock-Up Securities may be transferred during the Lock-Up Period:
•by will, other testamentary document, or intestacy;
•as a bona fide gift or gifts, including to charitable organizations, or for bona fide estate planning purposes;
•to any trust for the direct or indirect benefit of the holder of such security or the immediate family of the holder of such security, or if such holder is a trust, to a trustor or beneficiary of the trust or to the estate of a beneficiary of such trust;
•to a partnership, limited liability company, or other entity of which the holder of such security and the immediate family of such holder are the legal and beneficial owner of all of the outstanding equity securities or similar interests;
•if the holder of such security is a corporation, partnership, limited liability company, trust, or other business entity, (A) to another corporation, partnership, limited liability company, trust, or other business entity that is an affiliate (as defined in Rule 405 promulgated under the Securities Act) of such holder, or to any investment fund or other entity controlling, controlled by, managing or managed by, or under common control with such holder or affiliates of such holder (including, for the avoidance of doubt, where such holder is a partnership, to its general partner or a successor partnership or fund, or any other funds managed by such partnership), or (B) as part of a distribution to members or shareholders of such holder;
•to a nominee or custodian of any person or entity to whom a transfer would be permissible under the first five bullets above;
•in the case of an individual, by operation of law, such as pursuant to a qualified domestic order, divorce settlement, divorce decree, separation agreement, or related court order;
•from an employee or a director of, or a service provider to, our company or any of our subsidiaries upon the death, disability or termination of employment, in each case, of such person;
•pursuant to a bona fide third-party tender offer, merger, consolidation, or other similar transaction that is approved by the Board of Directors and made to all holders of shares of capital stock involving a change of control (including negotiating and entering into an agreement providing for any such transaction), provided that in the event that such tender offer, merger, consolidation, or other similar transaction is not completed, such securities shall remain subject to these restrictions; or
•to our company in connection with the exercise of any option (including by way of “net” or “cashless” exercise) which would expire if not exercised during the period during which these restrictions are in effect, including for the payment of the related exercise price and for the purpose of satisfying any withholding taxes (including estimated taxes) due as a result of such exercise.
provided, however, that (i) any shares of common stock received upon the exercise of Old PLAYSTUDIOS Options will remain subject to these restrictions; (ii) in the case of any transfer of Lock-Up Securities pursuant to the first through seventh bullets, above, (w) such transfer shall not involve a disposition for value, (x) the Lock-Up Securities shall remain subject to these restrictions, (y) any required public report or filing (including filings under Section 16(a) of the Exchange Act), shall disclose the nature of such transfer and that the Lock-Up Securities remain subject to these restrictions and (z) there shall be no voluntary public disclosure or other announcement of such transfer; and (iii) a holder of Lock-Up Securities may enter into a trading plan established in accordance with Rule 10b5-1 under the Exchange Act during the Lock-Up Period so long as no transfers are effected under such trading plan prior to the expiration of the Lock-Up Period.
Preferred Stock
Pursuant to the Certificate of Incorporation, the Board of Directors has the authority, without further action by the stockholders, to issue from time to time shares of preferred stock in one or more series. The Board of Directors may designate the rights, preferences, privileges and restrictions of the preferred stock, including dividend rights, conversion rights, voting rights, redemption rights, liquidation preference, sinking fund terms, and the number of shares constituting any series or the designation of any series. As of February 25, 2022, there were no shares of preferred stock outstanding.
The issuance of preferred stock could have the effect of restricting dividends on our common stock, diluting the voting power of our common stock, impairing the liquidation rights of our common stock, or delaying, deterring, or preventing a change in control. Such issuance could have the effect of decreasing the market price of our common stock. There are currently no plans to issue any shares of preferred stock.
Stock Options and Restricted Stock Units

As of February 25, 2022, there are 12,441,111 shares of our Class A common stock and 2,191,793 shares of our Class B common stock issuable upon the exercise of stock options, with a weighted average exercise price of $0.84 per share, and 7,397,048 shares of our Class A common stock subject to restricted stock units. There are 15,965,326 shares of our common stock reserved for future issuance under the 2021 Plan as well as: (i) any automatic increases in the number of shares of common stock reserved for future issuance under our the 2021 Plan and (ii) upon the forfeiture, termination, expiration or reacquisition of any shares of common stock underlying outstanding stock awards granted under the PLAYSTUDIOS, Inc. 2011 Omnibus Stock and Incentive Plan, an equal number of shares of our common stock. In addition, there are 4,611,788 shares of Class A common stock reserved for future issuance under the 2021 ESPP, as well as any automatic increases in the number of shares of Class A common stock reserved for future issuance under the 2021 ESPP.
Warrants
As of February 25, 2022, there are 7,174,964 shares of our Class A common stock issuable upon the exercise of the Public Warrants, each with an exercise price of $11.50 per share, and shares of our Class A common stock issuable upon the exercise of the Public Warrants, each with an exercise price of $1.50 per share.
The Public Warrants will expire 5 years after the completion of the Business Combination, or earlier upon redemption or liquidation. The Private Warrants are identical to the Public Warrants, except that the Private Warrants and the shares of Class A common stock issuable upon exercise of the Private Warrants were not transferable until after the completion of the Business Combination, subject to certain limited exceptions. Additionally, the Private Warrants are non-redeemable so long as they are held by the initial holder or any of its permitted transferees. If the Private Warrants are held by someone other than the initial holder or its permitted transferees, the Private Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants. The Private Warrants may be exercised on a cashless basis so long as held by the Sponsor or certain permitted transferees.
The Company may redeem the outstanding Public Warrants in whole, but not in part, at a price of $0.01 per Public Warrant upon a minimum of 30 days’ prior written notice of redemption, if and only if the last sale price of the Company’s common stock equals or exceeds $18.00 per share for any 20-trading days within a 30-trading day period ending three business days before the Company sends the notice of redemption to the holders of the Public Warrants. If the Company calls the Public Warrants for redemption, management will have the option to require all holders that wish to exercise the Public Warrants to do so on a cashless basis. In no event will the Company be required to net cash settle the exercise of Public Warrants.
Anti-takeover Effects of the Certificate of Incorporation and the Bylaws
The Certificate of Incorporation and Bylaws contain provisions that could have the effect of delaying, deferring, or discouraging another party from acquiring control of us. These provisions and certain provisions of the DGCL, which are summarized below, could discourage takeovers, coercive or otherwise. These provisions are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with the Board of Directors. The Board of Directors believes that the benefits of increased protection of the potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us.
Issuance of Undesignated Preferred Stock
As discussed above in the section titled “— Preferred Stock,” the Board of Directors has the ability to designate and issue preferred stock with voting or other rights or preferences that could deter hostile takeovers or delay changes in our control or management.
Dual Class Stock
As described above, the Certificate of Incorporation provides for a dual class common stock structure which provides Andrew Pascal with the ability to control the outcome of matters requiring stockholder approval, even though he owns significantly less than a majority of the shares of outstanding common stock, including the election of directors and significant corporate transactions, such as a merger or other sale of our company or our assets.
Limits on Ability of Stockholders to Act by Written Consent or Call a Special Meeting
The Certificate of Incorporation provides that stockholders may not act by written consent after the first date on which the number of outstanding shares of Class B common stock represents less than a majority of the total voting power of the then outstanding shares of capital stock that would then be entitled to vote in the election of directors at an annual meeting of the stockholders (such date, the “Voting Threshold Date”). Prior to the Voting Threshold Date, stockholders may act by written consent only if the action is first recommended or approved by the Board of Directors. This limit on the ability of stockholders to act by written consent may lengthen the amount of time required to take stockholder actions. As a result, the holders of a majority of common stock would not be able to amend the Bylaws or remove directors without holding a meeting of stockholders called in accordance with the Bylaws.

In addition, the Certificate of Incorporation provides that special meetings of the stockholders may be called only by the chairman of the board, the chief executive officer, or the Board of Directors acting pursuant to a resolution adopted by a majority of the Board of Directors. A stockholder may not call a special meeting, which may delay the ability of stockholders to force consideration of a proposal or for holders controlling a majority of the capital stock to take any action, including the removal of directors.
Advance Requirements for Advance Notification of Stockholder Nominations and Proposals
The Bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the Board of Directors or a committee thereof. These advance notice procedures may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed and may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempt to obtain control of the Company.
Election and Removal of Directors
The Certificate of Incorporation and Bylaws contain provisions that establish specific procedures for appointing and removing members of the Board of Directors. Under the Certificate of Incorporation and Bylaws, vacancies and newly created directorships on the Board of Directors may be filled only by a majority of the directors then serving on the Board of Directors. Under the Certificate of Incorporation and Bylaws, directors may be removed from office, with or without cause, by the affirmative vote of the holders of a majority of the total voting power of all of our outstanding securities generally entitled to vote in the election of directors, voting together as a single class.
No Cumulative Voting
The DGCL provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless the Certificate of Incorporation provides otherwise. The Certificate of Incorporation and Bylaws do not expressly provide for cumulative voting. Without cumulative voting, a minority stockholder may not be able to gain as many seats on the Board of Directors as the stockholder would be able to gain if cumulative voting were permitted. The absence of cumulative voting makes it more difficult for a minority stockholder to gain a seat on the Board of Directors to influence the Board of Directors’ decision regarding a takeover.
Amendment of Certificate of Incorporation Provisions
Certain amendments to the Certificate of Incorporation will require the approval of two-thirds of the then outstanding voting power of our capital stock.
Lock-Up Restrictions
As discussed above in the section titled “Lock-Up Restrictions,” without the prior written approval of the Board of Directors, holders of a substantial majority of our capital stock will not be permitted to transfer their shares until June 21, 2022, subject to certain exceptions as detailed above.
Delaware Anti-Takeover Statute
We are subject to the provisions of Section 203 of the DGCL regulating corporate takeovers. In general, Section 203 prohibits a publicly held Delaware corporation from engaging, under certain circumstances, in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder unless:
•prior to the date of the transaction, the Board of Directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;
•upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, but not the outstanding voting stock owned by the interested stockholder, (1) shares owned by persons who are directors and also officers and (2) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or
•at or subsequent to the date of the transaction, the business combination is approved by the Board of Directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.
Generally, a business combination includes a merger, asset, stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting stock. The Board of Directors expects the existence of this provision to have an anti-takeover effect with respect to transactions the Board of Directors does not approve in advance. The Board of Directors also anticipates that Section 203 may discourage attempts that might result in a premium over the market price for the shares of our Class A common stock held by our stockholders.
The provisions of the DGCL, the Certificate of Incorporation and Bylaws could have the effect of discouraging others from attempting hostile takeovers and as a consequence, they might also inhibit temporary fluctuations in the market price of our Class A common stock that often result from actual or rumored hostile takeover attempts. These provisions might also have the effect of preventing changes in our management. It is also possible that these provisions could make it more difficult to accomplish transactions that our stockholders might otherwise deem to be in their best interests.
Exclusive Forum
The Certificate of Incorporation provides that the sole and exclusive forum for (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, or other employees to our company or our stockholders, (3) any action asserting a claim against us or any director or officer of our company arising pursuant to any provision of the DGCL, (4) any action to interpret, apply, enforce, or determine the validity of the Certificate of Incorporation or Bylaws, or (5) any other action asserting a claim that is governed by the internal affairs doctrine shall be a state or federal court located within the State of Delaware, in all cases subject to the court having jurisdiction over indispensable parties named as defendants. However, this exclusive forum provision would not apply to suits brought to enforce a duty or liability created by the Securities Act or Exchange Act or any claim for which the U.S. federal district courts have exclusive jurisdiction.
In addition, the Certificate of Incorporation provides that, unless we consent in writing to the selection of an alternative forum, the U.S. federal district courts will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, subject to and contingent upon a final adjudication in the State of Delaware of the enforceability of such exclusive forum provision.
Any person or entity purchasing or otherwise acquiring any interest in our capital stock shall be deemed to have notice of and consented to these provisions and will not be deemed to have waived our compliance with the federal securities laws and the regulations promulgated thereunder. Although the Board of Directors believes these provisions benefit our company by providing increased consistency in the application of Delaware law or federal law for the specified types of actions and proceedings, these provisions may have the effect of discouraging lawsuits against us or our directors and officers.
Limitations on Liability and Indemnification of Officers and Directors
The Certificate of Incorporation provides that we will indemnify our directors to the fullest extent authorized or permitted by applicable law. We have entered into agreements to indemnify our directors, executive officers, and other employees. Under the Bylaws, we are required to indemnify each of our directors and officers if the basis of the indemnitee’s involvement was by reason of the fact that the indemnitee is or was a director or officer of our company or was serving at our request as a director, officer, employee, or agent for another entity. We must indemnify our officers and directors against all expenses, judgments, fines, and amounts paid in settlement actually and reasonably incurred by the indemnitee in connection with such action, suit, or proceeding if the indemnitee acted in good faith and in a manner the indemnitee reasonably believed to be in or not opposed to the best interests of our company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the indemnitee’s conduct was unlawful. The Certificate of Incorporation also requires us to advance expenses incurred by a director or officer in connection with such action, suit or proceeding to the maximum extent permitted under Delaware law. Any claims for indemnification by our directors and officers may reduce our available funds to satisfy successful third-party claims against us and may reduce the amount of money available to us.
Corporate Opportunities
The DGCL permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors, or stockholders. The Certificate of Incorporation, to the extent permitted by the DGCL, renounces any interest or expectancy that our company has in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to a member of the Board of Directors who is not an employee, or any partner, member, director, stockholder, employee, or agent of such member. Notwithstanding the foregoing, the Certificate of Incorporation does not renounce any interest in a business opportunity that is expressly offered to a director solely in his or her capacity as a director of our company.
Transfer Agent
The transfer agent for our Class A common stock and our Class B common stock is Continental Stock Transfer & Trust Company.

MATERIAL FEDERAL INCOME TAX CONSEQUENCES
The following is a discussion of certain material U.S. federal income tax consequences of the ownership and disposition of our Class A common stock and Private Placement Warrants, which we refer to collectively as our securities. This discussion applies only to securities that are held as capital assets for U.S. federal income tax purposes and is applicable only to persons who are acquiring our securities in this offering.
This discussion is a summary only and does not describe all of the tax consequences that may be relevant to you in light of your particular circumstances, including but not limited to the alternative minimum tax, the Medicare tax on certain investment income, and the different consequences that may apply if you are subject to special rules that apply to certain types of investors, including but not limited to:
•our sponsor, founders, officers or directors;
•financial institutions or financial services entities;
•broker-dealers;
•governments or agencies or instrumentalities thereof;
•regulated investment companies;
•S corporations;
•real estate investment trusts;
•expatriates or former long-term residents of the U.S.;
•persons that actually or constructively own five percent (5%) or more (by vote or value) of our common stock;
•insurance companies;
•dealers or traders subject to a mark-to-market method of tax accounting with respect to the securities;
•accrual-method taxpayers who are required under Section 451(b) of the Internal Revenue Code of 1986, as amended (the “Code”), to recognize income for U.S. federal income tax purposes no later than when such income is taken into account in applicable financial statements;
•persons holding the securities as part of a “straddle,” hedge, integrated transaction or similar transaction;
•U.S. holders (as defined below) whose functional currency is not the U.S. dollar;
•partnerships or other pass-through entities for U.S. federal income tax purposes and any beneficial owners of such entities;
•persons who acquire our securities as compensation; and
•tax-exempt entities.
If a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) or other pass-through entity holds our securities, the U.S. federal income tax treatment of a partner in such partnership or equityholder in such pass-through entity generally will depend upon the status of the partner or equityholder, upon the activities of the partnership or other pass-through entity and upon certain determinations made at the partner or equityholder level. Accordingly, we urge partners in partnerships (including entities or arrangements treated as partnerships for U.S. federal income tax purposes) and equityholders in other pass-through entities considering the acquisition of our securities to consult their tax advisors regarding the U.S. federal income tax considerations of the ownership and disposition of our securities by such partnership or pass-through entity.
This discussion is based on the Code, and administrative pronouncements, judicial decisions, and final, temporary, and proposed Treasury regulations as of the date of this prospectus, which are subject to change, possibly on a retroactive basis, and changes to any of which subsequent to the date of this prospectus may affect the tax consequences described herein. This discussion does not address any aspect of state, local or non-U.S. taxation, or any U.S. federal taxes other than income taxes (such as gift and estate taxes). We have not sought, and will not seek, a ruling from the Internal Revenue Service (the “IRS”) as to any U.S. federal income tax consequence described herein. The IRS may disagree with the discussion herein, and its determination may be upheld by a court. Moreover, there can be no assurance that future legislation, regulations, administrative rulings, or court decisions will not adversely affect the accuracy of the statements in this discussion.
THIS DISCUSSION OF U.S. FEDERAL INCOME TAX CONSIDERATIONS IS FOR GENERAL INFORMATION PURPOSES ONLY AND IS NOT TAX ADVICE. WE URGE PROSPECTIVE HOLDERS TO CONSULT THEIR TAX ADVISORS CONCERNING THE U.S. FEDERAL INCOME TAX CONSEQUENCES TO THEM OF OWNING AND

DISPOSING OF OUR SECURITIES, AS WELL AS THE APPLICATION OF ANY, STATE, LOCAL AND NON-U.S. INCOME, ESTATE AND OTHER TAX CONSIDERATIONS.
U.S. Holders
This section applies to you if you are a “U.S. holder.” As used herein, the term “U.S. holder” means a beneficial owner of our Class A common stock or Private Placement Warrants who or that is for U.S. federal income tax purposes:
•an individual who is a citizen or resident of the U.S.;
•a corporation (or other entity taxable as a corporation) organized in or under the laws of the U.S., any state thereof or the District of Columbia; or
•an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.
Taxation of Distributions
If we pay distributions in cash or other property (other than certain distributions of our stock or rights to acquire our stock) to U.S. holders of shares of our Class A common stock, such distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. holder’s adjusted tax basis in our Class A common stock. Any remaining excess will be treated as gain realized on the sale or other disposition of our Class A common stock and will be treated as described below under “U.S. Holders — Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Class A Common Stock and Private Placement Warrants.” Dividends we pay to a U.S. holder that is a taxable corporation generally will qualify for the dividends received deduction if the requirements relating to the requisite holding period are satisfied. With certain exceptions, and provided certain holding period requirements are met, dividends we pay to a non-corporate U.S. holder generally will constitute “qualified dividends” that currently are subject to tax at preferential long-term capital gains rates.
Possible Constructive Distributions
The terms of each Private Placement Warrant provide for an adjustment to the number of shares of our Class A common stock for which the Private Placement Warrant may be exercised or to the exercise price of the Private Placement Warrant on the occurrence of certain events. An adjustment which has the effect of preventing dilution generally is not a taxable event. U.S. holders of the Private Placement Warrants would, however, be treated as receiving a constructive distribution from us if, for example, the adjustment to the number of such shares or to such exercise price increases the warrant holders’ proportionate interest in our assets or earnings and profits (e.g., through an increase in the number of shares of our Class A common stock that would be obtained upon exercise or through a decrease in the exercise price of the Private Placement Warrants), including as a result of a distribution of cash or other property to the holders of shares of our Class A common stock which is taxable to such holders of such shares as a distribution. Any constructive distribution received by a U.S. holder would be subject to tax in the same manner as if such U.S. holders of the Private Placement Warrants received a cash distribution from us equal to the fair market value of such increased interest resulting from the adjustment. Generally, a U.S. holder’s adjusted tax basis in its Private Placement Warrants would be increased to the extent any such constructive distribution is treated as a dividend.
Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Class A Common Stock and Private Placement Warrants
Upon a sale or other taxable disposition of our Class A common stock or Private Placement Warrants (which, in general, would include a redemption of our Private Placement Warrants that is treated as a taxable exchange of such Private Placement Warrants as described below under “Exercise, Lapse or Redemption of a Private Placement Warrant”), a U.S. holder generally will recognize capital gain or loss in an amount equal to the difference between the amount realized and the U.S. holder’s adjusted tax basis in our Class A common stock or Private Placement Warrants. Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. holder’s holding period for our Class A common stock or Private Placement Warrants so disposed of exceeds one year. Long-term capital gains recognized by non-corporate U.S. holders currently are eligible to be taxed at reduced rates. The deductibility of capital losses is subject to limitations.
Generally, the amount of gain or loss recognized by a U.S. holder is an amount equal to the difference between (i) the sum of the amount of cash and the fair market value of any property received in such disposition and (ii) the U.S. holder’s adjusted tax basis in our Class A common stock or Private Placement Warrants transferred in such disposition.

Exercise, Lapse or Redemption of a Private Placement Warrant
Except as discussed below with respect to the cashless exercise of a Private Placement Warrant, a U.S. holder generally will not recognize taxable gain or loss as a result of the acquisition of our Class A common stock upon exercise of a Private Placement Warrant for cash. The U.S. holder’s tax basis in the shares of our Class A common stock received upon exercise of the Private Placement Warrants generally will be an amount equal to the sum of the U.S. holder’s initial investment in the Private Placement Warrants and the exercise price of such Private Placement Warrants. For U.S. federal income tax purposes, it is unclear whether the U.S. holder’s holding period for our Class A common stock received upon exercise of the Private Placement Warrants will begin on the date following the date of exercise or on the date of exercise of the Private Placement Warrants; in either case, the holding period will not include the period during which the U.S. holder held the Private Placement Warrants. If a Private Placement Warrant is allowed to lapse unexercised, a U.S. holder generally will recognize a capital loss equal to such U.S. holder’s tax basis in the Private Placement Warrant.
The tax consequences of a cashless exercise of a Private Placement Warrant are not clear under current tax law. A cashless exercise may be tax-free, either because the exercise is not a realization event or because the exercise is treated as a recapitalization for U.S. federal income tax purposes. In either tax-free situation, a U.S. holder’s tax basis in the shares of our Class A common stock received would equal the holder’s basis in the Private Placement Warrants exercised therefor. If the cashless exercise were treated as not being a realization event, it is unclear whether a U.S. holder’s holding period in our Class A common stock would be treated as commencing on the date following the date of exercise or on the date of exercise of the Private Placement Warrant. If the cashless exercise were treated as a recapitalization, the holding period of our Class A common stock would include the holding period of the Private Placement Warrants exercised therefor.
It is also possible that a cashless exercise could be treated in part as a taxable exchange in which gain or loss would be recognized. In such event, a portion of the Private Placement Warrants to be exercised on a cashless basis could, for U.S. federal income tax purposes, be deemed to have been surrendered in consideration for the exercise price of the remaining Private Placement Warrants, which would be deemed to be exercised. For this purpose, a U.S. holder would be deemed to have surrendered a number of Private Placement Warrants having an aggregate value equal to the exercise price for the number of Private Placement Warrants deemed exercised. The U.S. holder would recognize capital gain or loss in an amount equal to the difference between the exercise price of the Private Placement Warrants deemed exercised and the U.S. holder’s tax basis in the Private Placement Warrants deemed surrendered. Such gain or loss would be long-term or short-term depending on the U.S. holder’s holding period in the Private Placement Warrants deemed surrendered. In this case, a U.S. holder’s tax basis in the shares of our Class A common stock received would equal the sum of the U.S. holder’s initial investment in the Private Placement Warrants deemed exercised and the exercise price of such Private Placement Warrants. It is unclear whether a U.S. holder’s holding period for our Class A common stock would commence on the date following the date of exercise or on the date of exercise of the warrant; in either case, the holding period would not include the period during which the U.S. holder held the Private Placement Warrant.
Due to the absence of authority on the U.S. federal income tax treatment of a cashless exercise, including when a U.S. holder’s holding period would commence with respect to the shares of our Class A common stock received, there can be no assurance as to which, if any, of the alternative tax consequences and holding periods described above would be adopted by the IRS or a court of law. Accordingly, U.S. holders should consult their tax advisors regarding the tax consequences of a cashless exercise.
If we redeem Private Placement Warrants for cash or if we purchase Private Placement Warrants in an open market transaction, such redemption or purchase generally will be treated as a taxable disposition to the U.S. holder, taxed as described above under “U.S. Holders — Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Class A Common Stock and Private Placement Warrants.”
If we give notice of an intention to redeem Private Placement Warrants and a U.S. holder exercises its Private Placement Warrants on a cashless basis and receives an amount of our Class A common stock in respect thereof, we intend to treat such exercise as a redemption of Private Placement Warrants for our Class A common stock for U.S. federal income tax purposes. Such redemption should be treated as a “recapitalization” within the meaning of Section 368(a)(1)(E) of the Code. Accordingly, a U.S. holder should not recognize any gain or loss on the redemption of Private Placement Warrants for our shares of Class A common stock. A U.S. holder’s aggregate tax basis in the shares of our Class A common stock received in the redemption generally should equal the U.S. holder’s aggregate tax basis in the Private Placement Warrants redeemed and the holding period for the shares of our Class A common stock received should include the U.S. holder’s holding period for the surrendered Private Placement Warrants. However, there is some uncertainty regarding this tax treatment and it is possible such a redemption could be treated differently, including as, in part, a taxable exchange in which gain or loss would be recognized in a manner similar to that discussed above for a cashless exercise of Private Placement Warrants. Accordingly, a U.S. holder is urged to consult its tax advisor regarding the tax consequences of a redemption of Private Placement Warrants for shares of our Class A common stock.

Information Reporting and Backup Withholding
In general, information reporting requirements may apply to dividends paid to a U.S. holder and to the proceeds of the sale or other disposition of our Class A common stock and Private Placement Warrants, unless the U.S. holder is an exempt recipient. Backup withholding may apply to such payments if the U.S. holder fails to provide a taxpayer identification number or a certification of exempt status or has been notified by the IRS that it is subject to backup withholding (and such notification has not been withdrawn).
Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a U.S. holder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS.
All U.S. holders should consult their tax advisors regarding the application of information reporting and backup withholding to them.
Non-U.S. Holders
This section applies to you if you are a “Non-U.S. holder.” As used herein, the term “Non-U.S. holder” means a beneficial owner of our Class A common stock or Private Placement Warrants who or that is for U.S. federal income tax purposes:
•a non-resident alien individual (other than certain former citizens and residents of the U.S. subject to U.S. tax as expatriates);
•a foreign corporation; or
•an estate or trust that is not a U.S. holder;
but generally does not include an individual who is present in the U.S. for 183 days or more in the taxable year of disposition. If you are such an individual, you should consult your tax advisor regarding the U.S. federal income tax consequences of the acquisition, ownership, sale, or other disposition of our securities.
Taxation of Distributions
In general, any distributions (other than certain distributions of our stock or rights to acquire our stock) made to a Non-U.S. holder of shares of our Class A common stock, to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles), will constitute dividends for U.S. federal income tax purposes and, provided such dividends are not effectively connected with the Non-U.S. holder’s conduct of a trade or business within the U.S., we will be required to withhold tax from the gross amount of the dividend at a rate of 30%, unless such Non-U.S. holder is eligible for a reduced rate of withholding tax under an applicable income tax treaty and provides proper certification of its eligibility for such reduced rate (usually on an IRS Form W-8BEN or W-8BEN-E). In the case of any constructive dividend to a Non-U.S. holder of Private Placement Warrants (as described above in “U.S. Holders — Possible Constructive Dividends”), it is possible that this tax would be withheld from any amount owed to the Non-U.S. holder by the applicable withholding agent, including cash distributions on other property or sale proceeds from Private Placement Warrants or other property subsequently paid or credited to such Non-U.S. holder. Any distribution not constituting a dividend will be treated first as reducing (but not below zero) the Non-U.S. holder’s adjusted tax basis in its shares of our Class A common stock and, to the extent such distribution exceeds the Non-U.S. holder’s adjusted tax basis, as gain realized from the sale or other disposition of our Class A common stock, which will be treated as described below under “Non-U.S. Holders — Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Class A Common Stock and Private Placement Warrants” below.
The withholding tax generally does not apply to dividends paid to a Non-U.S. holder who provides a Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. holder’s conduct of a trade or business within the U.S. Instead, the effectively connected dividends will be subject to regular U.S. federal income tax as if the Non-U.S. holder were a U.S. resident, subject to an applicable income tax treaty providing otherwise. A corporate Non-U.S. holder receiving effectively connected dividends may also be subject to an additional “branch profits tax” imposed at a rate of 30% (or a lower applicable treaty rate).
Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Our Class A Common Stock and Private Placement Warrants
A Non-U.S. holder generally will not be subject to U.S. federal income or withholding tax in respect of gain recognized on a sale, taxable exchange or other taxable disposition of our Class A common stock or our Private Placement Warrants (including the expiration or redemption of our Private Placement Warrants), unless:

•the gain is effectively connected with the conduct by the Non-U.S. holder of a trade or business within the U.S. (and, under certain income tax treaties, is attributable to a U.S. permanent establishment or fixed base maintained by the Non-U.S. holder);
•such Non-U.S. holder is an individual who was present in the U.S. for 183 days or more in the taxable year of such disposition and certain other requirements are met; or
•we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the Non-U.S. holder held our Class A common stock or Private Placement Warrants and, in the case where shares of our Class A common stock are regularly traded on an established securities market, the Non-U.S. holder has owned, directly or constructively, more than five percent (5%) of our Class A common stock at any time within the shorter of the five-year period preceding the disposition or such Non-U.S. holder’s holding period for the shares of our Class A common stock or Private Placement Warrants. There can be no assurance that our Class A common stock is or has been treated as regularly traded on an established securities market for this purpose.
Unless an applicable treaty provides otherwise, gain described in the first bullet point above will be subject to tax at generally applicable U.S. federal income tax rates as if the Non-U.S. holder were a U.S. resident. Any gains described in the first bullet point above of a corporate Non-U.S. holder may also be subject to an additional “branch profits tax” at a thirty percent (30%) rate (or a lower applicable income tax treaty rate). If the second bullet point applies to a Non-U.S. holder, such Non-U.S. holder will be subject to U.S. tax on such Non-U.S. holder’s net capital gain for such year (which will include any gain realized in connection with the redemption and may be reduced by certain U.S. source capital losses) at a tax rate of thirty percent (30%).
If the third bullet point above applies to a Non-U.S. holder, gain recognized by such holder will be subject to tax at generally applicable U.S. federal income tax rates. In addition, a buyer may be required to withhold U.S. federal income tax at a rate of fifteen percent (15%) of the amount realized upon such disposition. We believe that we are not, and do not anticipate becoming, a United States real property holding corporation. However, such determination is factual in nature and subject to change and no assurance can be provided as to whether we would be treated as a United States real property holding corporation in any future year.
Exercise, Lapse or Redemption of a Private Placement Warrant
The U.S. federal income tax treatment of a Non-U.S. holder’s exercise of a Private Placement Warrant, or the lapse of a Private Placement Warrant held by a Non-U.S. holder, or the redemption of a Private Placement Warrant held by a Non-U.S. holder generally will correspond to the U.S. federal income tax treatment of the exercise, lapse or redemption of a Private Placement Warrant by a U.S. holder, as described above under “U.S. Holders — Exercise, Lapse or Redemption of a Private Placement Warrant” above, although to the extent a cashless exercise or redemption of a Private Placement Warrant results in a taxable exchange, the consequences would be similar to those described above under “Non-U.S. Holders — Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Class A Common Stock and Private Placement Warrants.”
Information Reporting and Backup Withholding
Information returns will be filed with the IRS in connection with payments of dividends and the proceeds from a sale or other disposition of our Class A common stock and Private Placement Warrants. A Non-U.S. holder may have to comply with certification procedures to establish that it is not a U.S. person in order to avoid information reporting and backup withholding requirements. The certification procedures required to claim a reduced rate of withholding under a treaty generally will satisfy the certification requirements necessary to avoid the backup withholding as well.
Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a Non-U.S. holder will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS.
All Non-U.S. holders should consult their tax advisors regarding the application of information reporting and backup withholding to them.
FATCA Withholding Taxes
Sections 1471 through 1474 of the Code and the Treasury regulations and administrative guidance promulgated thereunder (commonly referred as the “Foreign Account Tax Compliance Act” or “FATCA”) generally impose withholding at a rate of thirty percent (30%) in certain circumstances on dividends in respect of our securities which are held by or through certain foreign financial institutions (including investment funds), unless any such institution (1) enters into, and complies with, an agreement with the IRS to report, on an annual basis, information with respect to interests in, and accounts maintained by, the institution that are owned by certain U.S. persons and by certain non-U.S. entities that are wholly or partially owned by U.S. persons and to withhold on certain payments, or (2) if required under an intergovernmental agreement between the U.S. and an applicable foreign country, reports such information to its local tax authority, which will exchange such information with the U.S. authorities. An intergovernmental agreement between the U.S. and an applicable foreign country may modify these requirements. Accordingly, the entity through which our securities are held will affect the determination of whether such withholding is required. Similarly, dividends in respect of our securities held by an investor that is a non-financial non-U.S. entity that does not qualify under certain exceptions will generally be subject to withholding at a rate of thirty percent (30%), unless such entity either (1) certifies to us or the applicable withholding agent that such entity does not have any “substantial United States owners” or (2) provides certain information regarding the entity’s “substantial United States owners,” which will in turn be provided to the U.S. Department of Treasury. All prospective investors should consult their tax advisors regarding the possible implications of FATCA on their investment in our securities.

PLAN OF DISTRIBUTION
We are registering the issuance by us of up to 10,996,631 shares of Class A common stock that are issuable upon the exercise of the Warrants by the holders thereof. We are also registering the resale by the Selling Securityholders or their permitted transferees from time to time of (i) up to 97,184,288 shares of Class A common stock, including up to 10,693,624 shares that are issuable as Earnout Shares and 3,636,755 Option Shares, and (ii) 3,821,667 Private Placement Warrants.
We are required to pay all fees and expenses incident to the registration of the shares of our common stock to be offered and sold pursuant to this prospectus. The Selling Securityholders will bear all commissions and discounts, if any, attributable to their sale of shares of our common stock.
We will not receive any of the proceeds from the sale of the securities by the Selling Securityholders.
We will receive proceeds from Warrants exercised in the event that such Warrants are exercised for cash. The aggregate proceeds to the Selling Securityholders will be the purchase price of the securities less any discounts and commissions borne by the Selling Securityholders. The shares of common stock beneficially owned by the Selling Securityholders covered by this prospectus may be offered and sold from time to time by the Selling Securityholders. The term “Selling Securityholders” includes donees, pledgees, transferees, or other successors in interest selling securities received after the date of this prospectus from a Selling Securityholder as a gift, pledge, partnership distribution, or other transfer. The Selling Securityholders will act independently of us in making decisions with respect to the timing, manner, and size of each sale. Such sales may be made on one or more exchanges or in the over-the-counter market or otherwise, at prices and under terms then prevailing or at prices related to the then current market price or in negotiated transactions. The Selling Securityholders may sell their shares of common stock by one or more of, or a combination of, the following methods:
•purchases by a broker-dealer as principal and resale by such broker-dealer for its own account pursuant to this prospectus;
•ordinary brokerage transactions and transactions in which the broker solicits purchasers;
•in underwriter transactions;
•block trades in which the broker-dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction or any other national securities exchange on which our securities are listed or traded;
•an over-the-counter distribution in accordance with the rules of the Nasdaq;
•through trading plans entered into by a Selling Securityholder pursuant to Rule 10b5-1 under the Exchange Act, that are in place at the time of an offering pursuant to this prospectus and any applicable prospectus supplement hereto that provide for periodic sales of their securities on the basis of parameters described in such trading plans;
•to or through underwriters or broker-dealers;
•in “at the market” offerings, as defined in Rule 415 under the Securities Act, at negotiated prices, at prices prevailing at the time of sale or at prices related to such prevailing market prices, including sales made directly on a national securities exchange or sales made through a market maker other than on an exchange or other similar offerings through sales agents;
•in privately negotiated transactions;
•through the writing of options (including put or call options), whether the options are listed on an options exchange or otherwise;
•through the distribution of the securities by any Selling Securityholder to its partners, members, or stockholders;
•in short sales entered into after the effective date of the registration statement of which this prospectus is a part;
•by pledge to secured debts and other obligations;
•through a combination of any of the above methods of sale; or
•any other method permitted pursuant to applicable law.
In addition, any shares that qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this prospectus.
To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. In connection with distributions of the shares or otherwise, the Selling Securityholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of shares of common stock in the course of hedging the positions they assume with Selling Securityholders.
The Selling Securityholders may also sell shares of common stock short and redeliver the shares to close out such short positions. The Selling Securityholders may also enter into option or other transactions with broker-dealers or other financial institutions which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). The Selling Securityholders may also pledge shares to a broker-dealer or other financial institution, and, upon a default, such broker-dealer or other financial institution, may effect sales of the pledged shares pursuant to this prospectus (as supplemented or amended to reflect such transaction).
A Selling Securityholder may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If an applicable prospectus supplement indicates, in connection with those derivatives, the third parties may sell securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third party may use securities pledged by any Selling Securityholder or borrowed from any Selling Securityholder or others to settle those sales or to close out any related open borrowings of stock, and may use securities received from any Selling Securityholder in settlement of those derivatives to close out any related open borrowings of stock. If applicable through securities laws, the third party in such sale transactions will be an underwriter and will be identified in the applicable prospectus supplement (or a post-effective amendment). In addition, any Selling Securityholder may otherwise loan or pledge securities to a financial institution or other third party that in turn may sell the securities short using this prospectus. Such financial institution or other third party may transfer its economic short position to investors in our securities or in connection with a concurrent offering of other securities.
In effecting sales, broker-dealers or agents engaged by the Selling Securityholders may arrange for other broker-dealers to participate. Broker-dealers or agents may receive commissions, discounts, or concessions from the Selling Securityholders in amounts to be negotiated immediately prior to the sale.
In offering the securities covered by this prospectus, the Selling Securityholders and any broker-dealers who execute sales for the Selling Securityholders may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. Any profits realized by the Selling Securityholders and the compensation of any broker-dealer may be deemed to be underwriting discounts and commissions.
In order to comply with the securities laws of certain states, if applicable, the securities must be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the securities may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.
We have advised the Selling Securityholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of securities in the market and to the activities of the Selling Securityholders and their affiliates. In addition, we will make copies of this prospectus available to the Selling Securityholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The Selling Securityholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.
At the time a particular offer of securities is made, if required, a prospectus supplement will be distributed that will set forth the number of securities being offered and the terms of the offering, including the name of any underwriter, dealer, or agent, the purchase price paid by any underwriter, any discount, commission, and other item constituting compensation, any discount, commission, or concession allowed or reallowed or paid to any dealer, and the proposed selling price to the public.
A holder of Warrants may exercise its Warrants in accordance with the Warrant Agreement on or before the expiration date set forth therein by surrendering, at the office of the Warrant Agent, Continental Stock Transfer & Trust Company, the certificate evidencing such Warrant, with the form of election to purchase set forth thereon, properly completed and duly executed, accompanied by full payment of the exercise price and any and all applicable taxes due in connection with the exercise of the Warrant, subject to any applicable provisions relating to cashless exercises in accordance with the Warrant Agreement.

LEGAL MATTERS
The validity of any securities offered by this prospectus will be passed upon for us by Davis Polk & Wardwell LLP, Menlo Park, California.
EXPERTS
The consolidated financial statements of PLAYSTUDIOS, Inc. as of December 31, 2021 and 2020, and for each of the three years in the period ended December 31, 2021 included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

CHANGE IN AUDITOR
On June 22, 2021, in connection with the consummation of the Business Combination, the audit committee approved the appointment of Deloitte & Touche LLP (“Deloitte”) as our independent registered public accounting firm, subject to satisfactory completion of their client acceptance procedures. Deloitte served as Old PLAYSTUDIOS’ independent registered public accounting firm prior to the Business Combination. Accordingly, also on June 22, 2021, we dismissed Marcum, LLP (“Marcum”) as our independent registered public accounting firm.
The reports of Marcum on Acies’ balance sheet as of December 31, 2020 and the related statements of operations, changes in stockholders’ equity and cash flows for the period from October 22, 2020 (inception) through December 31, 2020 and the related notes (collectively referred to as the “Acies financial statements”) did not contain any adverse opinion or a disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles.
The reports of Marcum on the Acies financial statements contained an explanatory paragraph which noted that there was substantial doubt as to Acies’ ability to continue as a going concern as Acies had a working capital deficiency, had incurred significant losses and needed to raise additional funds to meet its obligations and sustain its operations.
During the period from October 22, 2020 (inception) through December 31, 2020, and the subsequent interim period through June 21, 2021, there were no (i) disagreements with Marcum on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to their satisfaction, would have caused them to make reference to the subject matter of the disagreement in connection with their report, or (ii) reportable events (as described in Item 304(a)(1)(v) of Regulation S-K).
During the period from October 22, 2020 (inception) through December 31, 2020, and the subsequent interim period through June 21, 2021, neither Acies nor anyone on its behalf consulted Deloitte regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on Acies’ financial statements, and neither a written report nor oral advice was provided to Acies that Deloitte concluded was an important factor considered by Acies in reaching a decision as to any accounting, auditing or financial reporting issue, or (ii) any matter that was either the subject of a “disagreement” or a “reportable event,” each as defined in Regulation S-K Item 304(a)(1)(iv) and 304(a)(1)(v), respectively.

WHERE YOU CAN FIND MORE INFORMATION
We are required to file annual, quarterly and current reports, proxy statements and other information with the SEC as required by the Exchange Act. You can read our SEC filings, including this prospectus, over the Internet at the SEC’s website at http://www.sec.gov.
Our website address is https://playstudios.com. Through our website, we make available, free of charge, the following documents as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC, including our Annual Reports on Form 10-K; our proxy statements for our annual and special stockholder meetings; our Quarterly Reports on Form 10-Q; our Current Reports on Form 8-K; Forms 3, 4, and 5 and Schedules 13D with respect to our securities filed on behalf of our directors and our executive officers; and amendments to those documents. The information contained on, or that may be accessed through, our website is not a part of, and is not incorporated into, this prospectus.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the shareholders and the Board of Directors of PLAYSTUDIOS, Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of PLAYSTUDIOS, Inc. and subsidiaries (the “Company”) as of December 31, 2021 and 2020, and the related consolidated statements of operations, comprehensive income, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ Deloitte & Touche LLP
Las Vegas, Nevada
March 3, 2022
We have served as the Company’s auditor since 2018.

PLAYSTUDIOS, INC.
CONSOLIDATED BALANCE SHEETS
(in thousands, except par value amounts)

	December 31,
	2021	2020
ASSETS
Current assets:
Cash and cash equivalents	$213,502	$48,927
Receivables	20,693	16,616
Prepaid expenses	5,059	2,429
Income tax receivable	2,117	6,959
Other current assets	413	2,854
Total current assets	241,784	77,785
Property and equipment, net	5,289	6,201
Internal-use software, net	43,267	38,756
Goodwill	5,059	5,059
Intangibles, net	18,755	1,624
Deferred income taxes	6,282	3,109
Other long-term assets	14,408	1,927
Total non-current assets	93,060	56,676
Total assets	$334,844	$134,461
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	7,793	4,717
Warrant liabilities	6,521	—
Accrued liabilities	15,599	29,089
Total current liabilities	29,913	33,806
Minimum guarantee liability	—	300
Deferred income taxes	—	2,970
Other long-term liabilities	1,464	1,306
Total non-current liabilities	1,464	4,576
Total liabilities	$31,377	$38,382
Commitments and contingencies
Stockholders’ equity:
Preferred stock, $0.0001 par value (100,000 shares authorized, 0 shares issued and outstanding as of December 31, 2021 and December 31, 2020)	—	—
Class A common stock, $0.0001 par value (2,000,000 shares authorized, 110,066 and 74,421 shares issued and outstanding as of December 31, 2021 and December 31, 2020, respectively)	11	8
Class B common stock, $0.0001 par value (25,000 shares authorized, 16,130 and 18,977 shares issued and outstanding as of December 31, 2021 and December 31, 2020, respectively).	2	2
Additional paid-in capital	268,522	71,786
Retained earnings	34,539	23,802
Accumulated other comprehensive income	393	481
Total stockholders’ equity	303,467	96,079
Total liabilities and stockholders’ equity	$334,844	$134,461
The accompanying notes are an integral part of these consolidated financial statements.

PLAYSTUDIOS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data)

	Years Ended December 31,
	2021	2020	2019
Net revenue	$287,419	$269,882	$239,421
Operating expenses:
Cost of revenue(1)	91,642	91,469	80,267
Selling and marketing	79,042	57,124	59,931
Research and development	61,343	51,696	38,986
General and administrative	27,902	16,960	16,712
Depreciation and amortization	27,398	22,192	25,154
Restructuring and related	3,082	20,092	1,234
Total operating costs and expenses	290,409	259,533	222,284
Income (loss) from operations	(2,990)	10,349	17,137
Other income (expense), net:
Change in fair value of warrant liabilities	13,933	—	—
Interest expense, net	(235)	(142)	(264)
Other income (expense), net	(229)	929	716
Total other income, net	13,469	787	452
Income before income taxes	10,479	11,136	17,589
Income tax benefit (expense)	258	1,671	(3,975)
Net income	$10,737	$12,807	$13,614
Net income per share attributable to Class A and Class B common stockholders:
Basic	$0.10	$0.14	$0.15
Diluted	$0.09	$0.12	$0.14
Weighted average shares of common stock outstanding:
Basic	111,718	92,917	92,439
Diluted	124,898	103,203	97,031

(1)Amounts exclude depreciation and amortization.
The accompanying notes are an integral part of these consolidated financial statements.

PLAYSTUDIOS, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in thousands)

	Years Ended December 31,
	2021	2020	2019
Net income	$10,737	$12,807	$13,614
Other comprehensive income (loss):
Change in foreign currency translation adjustment(1)	(88)	383	179
Total other comprehensive (loss) income	(88)	383	179
Comprehensive income	$10,649	$13,190	$13,793

(1)These amounts are presented gross of the effect of income taxes. The total change in foreign currency translation adjustment and the corresponding effect of income taxes are immaterial.
The accompanying notes are an integral part of these consolidated financial statements.

PLAYSTUDIOS, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
(in thousands)

	Preferred Stock		Common Stock		Class A Common Stock		Class B Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total Stockholders' Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance as of December 31, 2018	162,596	$8	229,214	$11	—	$—	—	$—	$59,111	$(81)	$6,097	65,146
Retroactive application of reverse recapitalization	(162,596)	(8)	(229,214)	(11)	72,331	8	18,977	2	9	—	—	—
Adjusted balance as of December 31, 2018	—	$—	—	$—	72,331	$8	18,977	$2	$59,120	$(81)	$6,097	65,146
Net income	—	—	—	—	—	—	—	—	—	—	13,614	13,614
Exercise of stock options	—	—	—	—	1,362	—	—	—	754	—	—	754
Stock-based compensation expense	—	—	—	—	—	—	—	—	6,796	—	—	6,796
Repurchase and retirement of common stock	—	—	—	—	(2,230)	—	—	—	—	—	(6,176)	(6,176)
Other comprehensive income	—	—	—	—	—	—	—	—	—	179	—	179
Balance as of December 31, 2019	—	$—	—	$—	71,463	$8	18,977	$2	$66,670	$98	$13,535	$80,313

PLAYSTUDIOS, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
(in thousands)

	Preferred Stock		Common Stock		Class A Common Stock		Class B Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Income	Retained Earnings	Total Stockholders' Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance as of December 31, 2019	162,596	$8	225,490	$11	—	$—	—	$—	$66,661	$98	$13,535	80,313
Retroactive application of reverse recapitalization	(162,596)	(8)	(225,490)	(11)	71,463	8	18,977	2	9	—	—	—
Adjusted balance as of December 31, 2019	—	$—	—	$—	71,463	$8	18,977	$2	$66,670	$98	$13,535	80,313
Net income	—	—	—	—	—	—	—	—	—	—	12,807	12,807
Exercise of stock options	—	—	—	—	3,801	—	—	—	992	—	—	992
Stock-based compensation	—	—	—	—	—	—	—	—	4,124	—	—	4,124
Repurchase and retirement of common stock	—	—	—	—	(843)	—	—	—	—	—	(2,540)	(2,540)
Other comprehensive income	—	—	—	—	—	—	—	—	—	383	—	383
Balance as of December 31, 2020	—	$—	—	$—	74,421	$8	18,977	$2	$71,786	$481	$23,802	$96,079

PLAYSTUDIOS, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
(in thousands)

	Preferred Stock		Common Stock		Class A Common Stock		Class B Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Income		Total Stockholders' Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount			Retained Earnings
Balance as of December 31, 2020	162,596	$8	238,186	$12	—	$—	—	$—	$71,776	$481	$23,802	96,079
Retroactive application of reverse recapitalization	(162,596)	(8)	(238,186)	(12)	74,421	8	18,977	2	10	—	—	—
Adjusted balance as of December 31, 2020	—	$—	—	$—	74,421	$8	18,977	$2	$71,786	$481	$23,802	96,079
Net income	—	—	—	—	—	—	—	—	—	—	10,737	10,737
Business Combination and PIPE Financing	—	—	—	—	32,969	3	(2,847)	—	189,212	—	—	189,215
Exercise of stock options	—	—	—	—	2,676	—	—	—	2,412	—	—	2,412
Stock-based compensation	—	—	—	—	—	—	—	—	5,112	—	—	5,112
Other comprehensive loss	—	—	—	—	—	—	—	—	—	(88)	—	(88)
Balance as of December 31, 2021	—	$—	—	$—	110,066	$11	16,130	$2	$268,522	$393	$34,539	$303,467

The accompanying notes are an integral part of these consolidated financial statements.

PLAYSTUDIOS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Years Ended December 31,
	2021	2020	2019
Cash flows from operating activities:
Net income	$10,737	$12,807	$13,614
Adjustments:
Depreciation and amortization	27,398	22,192	25,154
Amortization of loan costs	368	—	59
Stock-based compensation expense	4,455	3,519	5,884
Change in fair value of warrant liabilities	(13,933)	—	—
Deferred income tax (benefit) expense	(2,286)	(3,568)	2,456
Other	1,545	(467)	(315)
Changes in operating assets and liabilities
Receivables	(3,985)	(2,367)	(517)
Prepaid expenses and other current assets	90	(8)	(202)
Income tax receivable	4,842	(4,902)	(938)
Accounts payable & accrued liabilities	3,877	21,975	(1,591)
Other	768	(781)	(7,516)
Net cash provided by operating activities	33,876	48,400	36,088
Cash flows from investing activities:
Purchase of property and equipment	(2,010)	(1,847)	(4,296)
Additions to internal-use software	(25,890)	(25,155)	(20,996)
Purchase of intangible assets	(13,000)	—	—
Additions to notes receivable and other investments	(9,536)	—	—
Advance payment related to license agreements	(8,000)	—	—
Proceeds from notes receivable	1,500	—	—
Net cash used in investing activities	(56,936)	(27,002)	(25,292)
Cash flows from financing activities:
Proceeds from stock option exercises	2,412	992	754
Repurchases of common stock for retirement	—	(2,540)	(6,176)
Net proceeds from Business Combination	185,170	—	—
Other	(690)	(2,087)	(1,926)
Net cash provided by (used in) financing activities	186,892	(3,635)	(7,348)
Foreign currency translation	743	142	(26)
Net change in cash and cash equivalents	164,575	17,905	3,422
Cash and cash equivalents at beginning of period	48,927	31,022	27,600
Cash and cash equivalents at end of period	$213,502	$48,927	$31,022
Supplemental cash flow disclosures:
Interest paid	$125	$53	$233
Income taxes paid, net of (refunds)	(4,321)	7,015	2,046
Non-cash investing and financing activities:
Capitalization of stock-based compensation	$657	$605	$912
Noncash additions to intangible assets related to license agreements	5,000	—	$—
Reduction of notes receivable in exchange for internal-use software	1,754	—	$—
Settlement of MGM Profit Share liability through the issuance of shares of Class A common stock	20,000	—	$—
The accompanying notes are an integral part of these consolidated financial statements.

PLAYSTUDIOS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, unless otherwise noted)
NOTE 1—BACKGROUND AND BASIS OF PRESENTATION
Organization and Description of Business
PLAYSTUDIOS, Inc., formerly known as Acies Acquisition Corp. (the "Company" or "PLAYSTUDIOS"), was incorporated on August 14, 2020 as a Cayman Islands exempted company, and domesticated into a Delaware corporation on June 21, 2021 (the "Domestication"). The Company's legal name became PLAYSTUDIOS, Inc. following the closing of the business combination discussed in Note 3—Business Combination. The prior period financial information represents the financial results and conditions of Old PLAYSTUDIOS (as defined in Note 3—Business Combination).
The Company develops and operates online and mobile social gaming applications (“games” or “game”) each of which incorporate a unique loyalty program offering “real world” rewards provided by a collection of awards partners. The Company’s games are free-to-play and available via the Apple App Store, Google Play Store, Amazon Appstore, and Facebook (collectively, “platforms” or “platform operators”). The Company creates games based on its own original content as well as third-party licensed brands. The Company generates revenue through the in-game sale of virtual currency and through advertising.
Unless the context indicates otherwise, all references herein to “PLAYSTUDIOS,” the “Company,” “we,” “us,” and “our” are used to refer collectively to PLAYSTUDIOS, Inc. and its subsidiaries.
Basis of Presentation and Consolidation
The accompanying consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). The consolidated financial statements include the accounts of PLAYSTUDIOS, Inc. and its consolidated subsidiaries. In the opinion of management, all adjustments considered necessary for a fair presentation have been recorded within the accompanying financial statements, and all intercompany balances and transactions have been eliminated upon consolidation. Certain reclassifications in these financial statements have been made to comply with U.S. GAAP applicable to public companies and SEC Regulation S-X.
Pursuant to the Business Combination as discussed in Note 3—Business Combination, the Business Combination was accounted for as a reverse recapitalization in accordance with U.S. GAAP. Under this method of accounting, Acies was treated as the “acquired” company for financial reporting purposes and the consolidated financial statements represent the accounts of Old PLAYSTUDIOS “as if” Old PLAYSTUDIOS is the predecessor to the Company.
Use of Estimates
The preparation of consolidated financial statements in conformity with U.S. GAAP requires us to make estimates and assumptions that affect the reported amounts in the consolidated financial statements and notes thereto. Significant estimates and assumptions reflected in the Company’s consolidated financial statements include the estimated consumption rate of virtual currency that is used in the determination of revenue recognition, useful lives of property and equipment and definite-lived intangible assets, the expensing and capitalization of research and development costs for internal-use software, assumptions used in accounting for income taxes, stock-based compensation, and the evaluation of goodwill and long-lived assets for impairment. The Company believes the accounting estimates are appropriate and reasonably determined. Due to the inherent uncertainties in making these estimates, actual amounts could differ materially.
Segments
Operating segments are defined as components of an entity for which discrete financial information is available, and that is regularly reviewed by the Chief Operating Decision Maker (“CODM”) in deciding how to allocate resources to an individual segment and in assessing performance. The CODM, the Company’s Chief Executive Officer, reviews financial information on a consolidated basis for purposes of evaluating performance and allocating resources. As such, the Company has one operating and reportable segment.
Emerging Growth Company
At December 31, 2021, the Company qualified as an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and the Company has taken and may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.
Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies are required to comply with the new or revised standards. The JOBS Act provides that an emerging growth company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has opted to take advantage of such extended transition period available to emerging growth companies which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company can adopt the new or revised standard at the time private companies adopt the new or revised standard. As a result of the Company's qualification as an emerging growth company, the Company does not expect to adopt any accounting pronouncements currently deferred based on private company standards until a year subsequent to 2022. The Company will reevaluate its eligibility to retain emerging growth company status at the end of its second quarter of 2022, and otherwise as required.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Cash and Cash Equivalents
Cash and cash equivalents consist of cash on hand and highly liquid investments with an original maturity of three months or less from the date of purchase and are stated at the lower of cost or market value.
Financial instruments that potentially subject us to concentrations of credit risk consist of cash and cash equivalents and receivables. The Company maintains cash and cash equivalent balances at several banks. Cash accounts located in the U.S. are insured by the Federal Deposit Insurance Corporation (FDIC). Although balances may exceed amounts insured by the FDIC, the Company believes that it is not exposed to any significant credit risk related to its cash or cash equivalents and has not experienced any losses in such accounts.
Receivables and Allowance for Doubtful Accounts
The Company’s receivables consist primarily of amounts due from social and mobile game platform operators, including Apple, Google, Facebook, and Amazon. Accounts receivable are typically non-interest bearing and are initially recorded at cost. The Company regularly reviews accounts receivable, considers current economic conditions and the financial positions of the Company’s platform operators. Accounts are written off when the Company deems the account to be uncollectible. Recoveries of accounts previously written off are recorded when received. The Company reserves an estimated amount for receivables that may not be collected to reduce receivables to their net carrying amount, which approximates fair value. Methodologies for estimating the allowance for doubtful accounts range from specific reserves to various percentages applied to aged receivables. Historical collection rates are considered in determining reserves.
Property and Equipment, net
The Company states property and equipment at cost net of accumulated depreciation. The Company capitalizes the costs of improvements that extend the life of the asset, while costs of repairs and maintenance are charged to expense as incurred. Gains or losses on the disposition of property and equipment are included in the determination of income.
Computer equipment, furniture, and fixtures are depreciated using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the shorter of the estimated useful life of the asset or the related lease term.

Estimated Useful Life
Computer equipment	3 years
Purchased software	3 years
Furniture and fixtures	3	-	7 years
Leasehold improvements	Lesser of 10 years or remaining lease term
Property and equipment are reviewed for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of these assets is measured by a comparison of the carrying amounts to the future undiscounted cash flows the assets are expected to generate. If property and equipment are considered to be impaired, the impairment to be recognized equals the amount by which the carrying value of the asset exceeds its fair market value. If the Company reduces the estimated useful life assumption for any asset, the remaining unamortized balance would be amortized or depreciated over the revised estimated useful life.
Internal-Use Software
The Company recognizes internal-use software development costs in accordance with Accounting Standards Codification (ASC) 350-40, Internal-Use Software. Capitalized costs include consulting fees, payroll and payroll-related costs, and stock-based compensation for employees who devote time to the Company’s internal-use software projects. Capitalization begins when the preliminary project stage is complete and the Company commits resources to the software project and continues during the application development stage. Capitalization ceases when the software has been tested and is ready for its intended use. Qualified costs incurred during the post-implementation/post-operation stage of the Company’s software applications relating to upgrades and enhancements are capitalized to the extent it is probable that they will result in added functionality. Costs that cannot be separated between maintenance of, and minor upgrades and enhancements to, internal-use software are expensed as incurred. Capitalized internal-use software development costs are amortized on a straight-line basis over a three-year estimated useful life. The Company believes that a straight-line basis for amortization best represents the pattern through which the Company derives value from internal-use software. The Company evaluates the useful lives of these assets and test for impairment whenever events or changes in circumstances occur that could impact the recoverability of these assets.
Goodwill
In accordance with Accounting Standards Update (ASU) No. 2014-02, Intangibles—Goodwill and Other (Topic 350): Accounting for Goodwill, goodwill is recorded as the excess of the purchase price over acquisition-date fair value of identifiable tangible and intangible assets and liabilities. Goodwill is tested for impairment annually as of October 1st of each year, or when a triggering event occurs. If a triggering event occurs, qualitative factors are first assessed to determine whether a quantitative impairment test is required. Any impairment would be recognized for the difference between the fair value and the carrying amount limited to the carrying amount of goodwill. Impairment testing for goodwill is performed at the reporting unit level. The Company has identified a single reporting unit based on the Company’s management structure.
Intangible Assets
Intangible assets are classified into one of the two categories: (1) intangible assets with definite lives subject to amortization and (2) intangible assets with indefinite lives not subject to amortization.
For definite-lived intangible assets, amortization is recorded using the straight-line method, which materially approximates the pattern of the assets’ use. The Company continually evaluates whether events and circumstances have occurred that indicate the remaining estimated useful life of intangible assets may warrant revision or that the remaining balance may not be recoverable. These factors may include a significant deterioration of operating results, changes in business plans, or changes in anticipated cash flows. The estimated useful lives of the Company’s intangible assets are as follows:

	Estimated Useful Life
Licenses	3	-	5 years
Trade names	5 years
When factors indicate that a definite-lived intangible asset should be evaluated for possible impairment, the Company reviews intangible assets to assess recoverability from future operations using undiscounted cash flows. If future undiscounted cash flows are less than the carrying value, an impairment is recognized in earnings to the extent that the carrying value exceeds fair value.
For indefinite-lived intangible assets, the Company conducts impairment tests annually or more frequently if events or changes in circumstances indicate that it is more likely than not that the fair value of an indefinite-lived asset is less than its carrying value, or when circumstances no longer continue to support an indefinite useful life. If a triggering event occurs, qualitative factors are first assessed to determine whether a quantitative impairment test is required. If a quantitative test is required, the fair value of the intangible is compared to the asset’s carrying amount. Any impairment would be recognized for the difference between the fair value and the carrying amount. The Company performs its annual impairment testing as of October 1 of each year.
Warrant Liabilities
The Company evaluates all of its financial instruments, including issued warrants, to determine if such instruments are liability classified, pursuant to ASC Topic 480, Distinguishing Liabilities from Equity (“ASC 480”) or derivatives or contain features that qualify as embedded derivatives pursuant to ASC Topic 815, Derivatives and Hedging (“ASC 815”). The classification of instruments, including whether such instruments should be recorded as liabilities or as equity, is re-assessed at the end of each reporting period. Issuance costs incurred with the Business Combination that are attributable to liability classified warrants are expensed as incurred.
Fair Value Measurements
The carrying amounts of the Company’s financial instruments, including accounts receivable, accounts payable, and accrued liabilities, approximate fair value because of their short-term maturities.
According to ASC 820, Fair Value Measurements and Disclosures, fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three tiers, which prioritize the inputs used in measuring fair value as follows:

Level 1—Observable inputs, such as quoted prices in active markets for identical assets or liabilities;
Level 2—Inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and
Level 3—Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.
Entities are permitted to choose to measure certain financial instruments and other items at fair value. The Company has not elected the fair value measurement option for any of the Company’s assets or liabilities that meet the criteria for this election.
License Agreements & Minimum Guarantees
The Company enters into long-term license agreements with third parties in which it is obligated to pay a minimum guaranteed amount of royalties, typically annually over the life of the contract. The Company accounts for the minimum guaranteed obligations within “Accrued liabilities” and “Other long-term liabilities” at the onset of the license arrangement and record a corresponding licensed asset within “Intangibles, net” in the accompanying Consolidated Balance Sheets. The licensed intangible assets related to the minimum guaranteed obligations are amortized over the term of the license agreement with the amortization expense recorded in “Depreciation and amortization” in the accompanying Consolidated Statements of Operations. The Company classifies minimum royalty payment obligations as current liabilities to the extent they are contractually due within the next 12 months. The long-term portion of the liability related to the minimum guaranteed obligations is reduced as royalty payments are made as required under the license agreement. The Company assesses the recoverability of license agreements whenever events arise or circumstances change that indicate the carrying value of the licensed asset may not be recoverable. Recoverability of the licensed asset and the amount of impairment, if any, are determined using the Company’s policy for intangible assets with finite useful lives.
Revenue Recognition
In May 2014, the Financial Accounting Standards Board (FASB) issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASU 2014-09”). ASU 2014-09 combined with all subsequent amendments, which is collectively ASC 606, Revenue from Contracts with Customers, provides guidance outlining a single five-step comprehensive revenue model in accounting for revenue from contracts with customers which supersedes all existing revenue recognition guidance, including industry-specific guidance. ASU 2014-09 also required expanded disclosures relating to the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. On January 1, 2019, the Company adopted the new accounting standard and related amendments (collectively, the “new revenue accounting standard”) using the modified retrospective method.
The Company determines revenue recognition by:
•identifying the contract, or contracts, with a customer;
•identifying the performance obligations in each contract;
•determining the transaction price;
•allocating the transaction price to the performance obligations in each contract; and
•recognizing revenue when, or as, the Company satisfies performance obligations by transferring the promised goods or services.
Virtual Currency
The Company develops and operates free-to-play games which are downloaded and played on social and mobile platforms. Players may collect virtual currency free of charge through the passage of time or through targeted marketing promotions. Additionally, players can send free “gifts” of virtual currency to their friends through interactions with certain social platforms. Players may also purchase additional virtual currency through accepted payment methods offered by the respective platform. Once a purchase is completed, the virtual currency is deposited into the player’s account and are not separately identifiable from previously purchased virtual currency obtained by the player for free. Once obtained, virtual currency (either free or purchased) cannot be redeemed for cash nor exchanged for anything other than gameplay. When virtual currency is consumed in our games, the player could “win” and would be awarded additional virtual currency or could “lose” and lose the future use of that virtual currency. As the player does not receive any additional benefit from our games, nor is the player entitled to any additional rights once the player’s virtual currency is substantially consumed, the Company has concluded that the virtual currency represents consumable goods.

Players can earn loyalty points through a variety of activities, including but not limited to playing the Company’s games, engaging with in-game advertising, engaging with marketing emails, and logging into the game. The loyalty points can be redeemed for rewards offered by the Company’s awards partners. There is no obligation for the Company to pay or otherwise compensate the Company’s awards partners for any player redemptions under the Company’s awards partner agreements. In addition, both paying and non-paying players can earn loyalty points. Therefore, the loyalty points earned by players are marketing offers and do not provide players with material rights. Accordingly, the loyalty points do not require any allocation to the transaction price of virtual currency.
Additionally, certain of the Company’s games participate in an additional program which ranks players into different tiers based on tier points earned during a given time frame. Tier points can be earned through a variety of player engagement activities, including but not limited to logging into our games, achieving multi-day log-in streaks, collecting hourly bonuses, and purchasing virtual currency bundles. Depending on the tier, players are granted access to special benefits at the Company’s discretion. Similar to loyalty points that are redeemable into real-world rewards, the tier points are not awarded as a result of a contract with a customer since both paying and non-paying players can earn these tier points. As a result, the tier points earned by players do not provide players with material rights and do not require any allocation to the transaction price of virtual currency.
The Company has the performance obligation to display and provide access to the virtual currency purchased by the Company’s player within the game whenever the player accesses the game until the virtual currency is consumed. Payment is required at the time of purchase and the transaction price is fixed. The transaction price, which is the amount paid for the virtual currency by the player is allocated entirely to this single performance obligation.
As virtual currency represents consumable goods, the Company recognizes revenue as the virtual currency is consumed over the estimated consumption period. Since the Company is unable to distinguish between the consumption of purchased or free virtual currency, the Company must estimate the amount of outstanding purchased virtual currency at each reporting date based on player behavior. The Company has determined through a review of player behavior that players who purchase virtual currency generally are not purchasing additional virtual currency if their existing virtual currency balances have not been substantially consumed. As the Company can track the duration between purchases of virtual currency for individual players, the Company is able to reliably estimate the period over which virtual currency is consumed. Based upon an analysis of players’ historical play behavior, the timing difference between when virtual currency is purchased by a player and when such virtual currency is consumed in gameplay is relatively short, currently one to seven days with an average consumption period of approximately one day. The Company recognizes revenue from in-game purchases of virtual currency over this estimated average period between when the virtual currency is purchased and consumed. If applicable, the Company records the unconsumed virtual currency in “Deferred revenue” and records the prepaid payment processing fees associated with this deferred revenue in “Prepaid expenses”.
The Company continues to gather detailed player behavior and assess this data in relation to its revenue recognition policy. To the extent the player behavior changes, the Company reassesses its estimates and assumptions used for revenue recognition prospectively on the basis that such changes are caused by new factors indicating a change in player behavior patterns.
Advertising Revenue
The Company has contractual relationships with various advertising service providers for advertisements within the Company’s games. Advertisements can be in the form of an impression, click-throughs, banner ads, or offers. Offers are advertisements where the players are rewarded with virtual currency for watching a short video. The Company has determined the advertising service provider to be its customer and displaying the advertisements within its games is identified as the single performance obligation. Revenue from advertisements and offers are recognized at a point in time when the advertisements are displayed, or when the player has completed the offer as the advertising service provider simultaneously receives and consumes the benefits provided from these services. The price can be determined by the applicable evidence of the arrangement, which may include a master contract or a third-party statement of activity.
The transaction price is generally the product of the advertising units delivered (e.g. impressions, videos viewed) and the contractually agreed upon price per advertising unit. Further, the price per advertising unit can also be based on revenue share percentages stated in the contract. The number of advertising units delivered is determined at the end of each month so there is no uncertainty about the transaction price. Payment terms are stipulated as a specific number of days subsequent to end of the month, ranging from 45 to 60 days.
Principal Agent Considerations
The Company’s games are played on various social and mobile third-party platforms for which such third parties collect monies from players and remit net proceeds after deducting payment processing fees. The Company is primarily responsible for providing access to the virtual currency, has control over the content and functionality of games before they are accessed by players, and has the discretion to establish the pricing for the virtual currency. Therefore, the Company concluded that it is the principal and as a result, revenues are reported gross of payment processing fees. Payment processing fees are recorded as a component of “Cost of revenue” in the accompanying Consolidated Statements of Operations. The Company reports its advertising revenue net of amounts retained by advertising service providers.
Cost of Revenue
Cost of revenue relates to direct expenses incurred to generate revenue from online and mobile games and are recorded as incurred. The Company’s cost of revenue consists primarily of payment processing fees, hosting and data center costs related to operating its games, and royalties for licensed games. Payment processing fees consist of fees paid to third-party social and mobile platform operators. If applicable, other than the deferral of payment processing fees associated with deferred revenues, payment processing fees are expensed as incurred.
Research and Development
The Company incurs various direct costs in relation to the development of future social and mobile games along with costs to improve current social and mobile games. Research and development costs consist primarily of payroll and related personnel costs, stock-based compensation, and consulting fees. The Company evaluates research and development costs incurred to determine whether the costs relate to the development of software and are, therefore, qualified to be capitalized under ASC 350-40, Internal-Use Software. All other research and development costs are expensed as incurred.
Advertising
Advertising expense was $70.3 million, $49.3 million and $53.8 million for the years ended December 31, 2021, 2020, and 2019, respectively. Advertising expense is included in “Selling and marketing” expenses in the Consolidated Statements of Operations.
Share-Based Compensation
The Company measures compensation expense for all share-based awards at fair value on the date of grant and recognizes compensation expense over the service period on a straight-line basis for awards expected to vest.
The Company uses the Black-Scholes-Merton option-pricing model to determine the fair value for option awards. In valuing our option awards, the Company makes assumptions about risk-free interest rates, dividend yields, volatility and weighted-average expected lives. The Company accounts for forfeitures as they occur. Risk-free interest rates are derived from U.S. Treasury securities as of the option award grant date. Expected dividend yield is based on our historical cash dividend payments, which have been zero to date. The expected volatility for shares of the Company's Class A common stock is estimated using our historical volatility. The weighted-average expected life of the option awards is estimated based on our historical exercise data.
The Company's dual class structure was created upon the Domestication (as defined in Note 3—Business Combination). The Class B common stock including Class B common stock underlying vested stock options, held by Mr. Andrew Pascal, the Company's Chairman and Chief Executive Officer, or his affiliates (the "Founder Group") carry a super vote premium. As the Founder Group did not have control of Old PLAYSTUDIOS prior to the Business Combination, and Mr. Pascal is an employee of the Company, the incremental value resulting from the super vote premium is accounted for as incremental compensation costs.
The Company utilized the market approach by observing other market participants with (i) dual class structures, (ii) super vote premiums for a single class and (iii) both classes trading on a national exchange. Based on the observed data, management selected a premium for the Class B common stock and the stock options held by members of the Founder Group.
Foreign Currency Translation and Transactions
The functional currency of each of the Company’s wholly owned foreign subsidiaries is the applicable local currency. The translation of foreign currencies into U.S. dollars is performed for assets and liabilities using current foreign currency exchange rates in effect at the consolidated balance sheet date and for revenue and expense accounts using average foreign currency exchange rates during the year. Capital accounts are translated at historical foreign currency exchange rates. Translation gains and losses are included in stockholders’ equity as a component of accumulated other comprehensive income. Adjustments that arise from foreign currency exchange rate changes on transactions, primarily driven by intercompany transactions, denominated in a currency other than the functional currency are included in “Other income (expense), net” in the Consolidated Statements of Operations.

Income Taxes
The Company accounts for income taxes in accordance with ASC 740, Income Taxes, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in its consolidated financial statements or tax returns. Under ASC 740, the Company determines deferred tax assets and liabilities based on the temporary difference between the consolidated financial statements and tax bases of assets and liabilities using the enacted tax rates in effect for the year in which it expects the differences to be recovered or settled. The Company establishes valuation allowances when necessary, based on the weight of the available positive and negative evidence, to reduce deferred tax assets to the amount that is more likely than not to be realized.
The Company accounts for uncertain tax positions in accordance with ASC 740, which requires companies to adjust their consolidated financial statements to reflect only those tax positions that are more likely than not to be sustained upon examination by taxing authorities based on the technical merits of the issue. ASC 740 prescribes a comprehensive model for the consolidated financial statement recognition, measurement, presentation, and disclosure of uncertain tax positions taken or expected to be taken in income tax returns. The Company recognizes interest and penalties related to unrecognized tax benefits in the provision for income taxes.
We have elected to account for the impact of the global intangible low-taxed income (GILTI) inclusion and base erosion anti-avoidance tax (BEAT) based on the period cost method.
Net Income Per Share
Net income per share (“EPS”) is calculated using the two-class method required for participating securities and multiple classes of common stock. Basic income per share is computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding. Net income available to common stockholders represents net income attributable to common stockholders reduced by the allocation of earnings to participating securities. Diluted income per share adjusts basic loss per share for the potentially dilutive impact of stock options, warrants, restricted stock, and contingently issuable earnout shares. The dilutive effect of stock options, warrants, restricted stock, and contingently issuable earnout shares is computed using the treasury stock method. Diluted EPS excludes all dilutive potential shares if their effect is anti-dilutive.
EPS calculations for all periods prior to the Business Combination have been retrospectively adjusted for the equivalent number of shares outstanding immediately after the Business Combination to effect the reverse recapitalization. Subsequent to the Business Combination, net income per share was calculated based on the weighted average number of common stock then outstanding.

Recently Issued Accounting Pronouncements Not Yet Adopted
In February 2016, the Financial Accounting Standards Board ("FASB") issued ASU 2016-02, Leases (Topic 842). The amended guidance is intended to increase transparency and comparability among organizations by recognizing lease assets and liabilities in the Consolidated Balance Sheets and disclosing key information about leasing arrangements. The adoption of this guidance is expected to result in a significant portion of the Company’s operating leases, where the Company is the lessee, to be recognized in the Company’s Consolidated Balance Sheets. The guidance requires lessees and lessors to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. This guidance is effective for the Company for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, with earlier adoption permitted. The Company is currently evaluating the impact of adopting this guidance.
In June 2016, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses (Topic 326). The new guidance replaces the incurred loss impairment methodology in current guidance with a current expected credit loss model (“CECL”) that incorporates a broader range of reasonable and supportable information including the forward-looking information. This guidance is effective for the Company for fiscal years beginning after December 15, 2022, including interim periods within that annual reporting period, with early adoption permitted. Application of the amendments is through a cumulative-effect adjustment to retained earnings as of the effective date. The Company is currently evaluating the impact of adopting this guidance.
In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. The new guidance removes certain exceptions for recognizing deferred taxes for investments, performing intra-period allocation and calculating income taxes in interim periods. It also adds guidance to reduce complexity in certain areas, including recognizing deferred taxes for tax goodwill and allocating taxes to members of a consolidated group. This guidance is effective for the Company for fiscal years beginning after December 15, 2021, including interim periods within that annual reporting period, with early adoption permitted with simultaneous adoption of all provisions of the new standard. The Company is currently evaluating the impact of adopting this guidance.
Recently Adopted Accounting Pronouncements
In January 2017, the FASB issued ASU 2017-04, Intangibles – Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment, which simplifies the subsequent measurement of goodwill by eliminating Step 2 from the goodwill impairment test. Under the new amendment, the Company is required to perform its annual or interim goodwill impairment test by comparing the fair value of the reporting unit with its carrying amount, and recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value. The guidance is effective for the Company for fiscal years beginning after December 15, 2022, including interim periods within that annual period, with early adoption permitted. The Company early adopted this guidance prospectively on January 1, 2021, and it did not have any impact on the Company’s consolidated financial statements.
In August 2018, the FASB issued ASU 2018-15, Customer’s Accounting for Implementation costs Incurred in a Cloud Computing Arrangement that is a Service Contract, that requires implementation costs incurred by customers in cloud computing arrangements to be deferred and recognized over the term of the arrangement, if those costs would be capitalized by the customer in a software licensing arrangement under the internal-use software guidance in ASC Topic 350, Intangibles—Goodwill and Other. This guidance is effective for the Company for fiscal years beginning after December 15, 2020, including interim periods within that annual reporting period, with early adoption permitted. The Company early adopted this guidance prospectively on January 1, 2020, and it did not have a material impact on the Company’s consolidated financial statements.
In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting. This temporary guidance provides optional expedients and exceptions for applying U.S. GAAP to contracts, hedging relationships, and other transactions that reference London Interbank Offered Rate (“LIBOR”) or another reference rate expected to be discontinued. ASU 2020-04 is effective as of any date from the beginning of an interim period that includes or is subsequent to March 12, 2020 and may be applied prospectively through December 31, 2022. The Company adopted this guidance prospectively on January 1, 2021, and it did not have any impact on the Company’s consolidated financial statements.

NOTE 3—BUSINESS COMBINATION
Business Combination
On June 21, 2021 (the “Closing Date”), Acies Acquisition Corp., a Cayman Islands exempted company (prior to the Closing Date, “Acies”), consummated the previously announced business combination (“Business Combination”) with PlayStudios, Inc., a Delaware corporation (“Old PLAYSTUDIOS”) pursuant to the Agreement and Plan of Merger, dated as of February 1, 2021 (the “Merger Agreement”), by and among Acies, Catalyst Merger Sub I, Inc., a Delaware corporation and a direct wholly owned subsidiary of Acies (“First Merger Sub”), Catalyst Merger Sub II, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of Acies (“Second Merger Sub”), and Old PLAYSTUDIOS.
In connection with the closing of the Business Combination, Acies filed a notice of deregistration with the Cayman Islands Registrar of Companies, together with the necessary accompanying documents, and filed a certificate of incorporation (the “Certificate of Incorporation”) and a certificate of corporate domestication with the Secretary of State of the State of Delaware, under which Acies was domesticated and continues as a Delaware corporation, changing its name to PLAYSTUDIOS, Inc. (the “Domestication”). As a consequence of filing the Certificate of Incorporation, the Company adopted a dual class structure, comprised of the Company’s Class A common stock, which is entitled to one vote per share, and the Company’s Class B common stock, which is entitled to 20 votes per share. See Note 16—Stockholders' Equity for further discussion on the dual class structure.
As a result of and upon the effective time of the Domestication, among other things, (1) each of the then-issued and outstanding Class A ordinary shares, par value $0.0001 per share, of Acies (the “Acies Class A ordinary shares”), automatically converted, on a one-for-one basis, into a share of the Class A common stock, par value $0.0001 per share, of the Company (the “Class A common stock”); (2) each then-issued and outstanding redeemable warrant of Acies automatically converted into a redeemable warrant (the "Warrants") to acquire one share of Class A common stock; and (3) each of the then-issued and outstanding units of Acies that had not been previously separated into the underlying Acies Class A ordinary shares and underlying Acies warrants upon the request of the holder thereof were cancelled and entitled the holder thereof to one share of Class A common stock and one-third of one Warrant. Any fractional Warrants for any holder of units were rounded down and canceled for no consideration.
Following the Domestication, the following transactions (the “Transactions”) occurred:
•First Merger Sub merged with and into Old PLAYSTUDIOS, with Old PLAYSTUDIOS surviving as a wholly owned subsidiary of Acies (the “First Merger”);
•immediately following the First Merger, and as part of an integrated transaction with the First Merger, Old PLAYSTUDIOS merged with and into Second Merger Sub, with Second Merger Sub surviving as a wholly owned subsidiary of Acies (the “Second Merger” and, together with the First Merger, the “Mergers”);
•as a result of the Mergers, among other things, each outstanding share of common stock of Old PLAYSTUDIOS (“PlayStudios Common Stock”) and each outstanding share of preferred stock of Old PLAYSTUDIOS (“PlayStudios Preferred Stock”) and, together with the "PlayStudios Common Stock," the "Old PLAYSTUDIOS Stock" as of the effective time of the First Merger (the “Effective Time”) were cancelled in exchange for the following:
◦if the holder of such share made an election to receive cash, $2.33 in cash per share of Old PLAYSTUDIOS Stock subject to such cash election, provided that no holder could elect to receive cash for more than 15% of such holder's shares of Old PLAYSTUDIOS Stock;
◦if the holder of such share did not make a cash election, the capital stock held by the holder was automatically canceled and converted into the right to receive 0.233 shares of the Company's common stock (the "Exchange Ratio"), rounded down to the nearest whole number of shares;
•as a result of the Mergers, each outstanding share of PlayStudios Common Stock and PlayStudios Preferred Stock issued and outstanding immediately prior to the Effective Time as well as any outstanding unexercised vested options to purchase shares of PlayStudios Common Stock received the contingent right to receive the applicable Earnout Pro Rata Portion (as defined in the Merger Agreement) of an aggregate of 15.0 million additional shares of Class A common stock (the “Earnout Shares”), which right shall be contingent upon the closing price of the Class A common stock exceeding $12.50 and $15.00 per share, respectively, for any 20 trading days within any 30-trading day period commencing on or after November 18, 2021 and ending no later than June 21, 2026 (the Earnout Shares will also vest based on the price targets in connection with a sale of the Company) (each of the foregoing vesting events, an “Earnout Triggering Event”); and

•as a result of the Mergers, each outstanding and unexercised option to purchase PlayStudios Common Stock, whether or not vested or exercisable, converted into an option to purchase a share of Class A common stock, except for any such option that was held by any member of the Founder Group, which converted into an option to purchase a share of Class B common stock, in each case with the same terms except for the number of shares exercisable thereunder and the exercise price, each of which were adjusted using the Exchange Ratio.
In connection with the Business Combination, Acies entered into subscription agreements with certain investors ("PIPE Investors"), whereby it issued 25.0 million shares of Class A common stock at $10.00 per share (the "PIPE Shares") for an aggregate purchase price of $250.0 million (the "PIPE Financing"), which closed simultaneously with the consummation of the Business Combination. $20.0 million of the PIPE Financing was used to terminate the profit share provision of an agreement with MGM Resorts International, one of the PIPE Investors.
The following table summarizes the total number of shares of common stock outstanding immediately following the Closing:

Shares
Acies public stockholders(1)	10,191
Sponsor(1)(2)	3,724
PLAYSTUDIOS stockholders (excluding the Founder Group)(3)	70,708
Founder Group(3)	16,130
PIPE Investors	25,000
Common Stock	125,753

Class A common stock	109,623
Class B common stock	16,130
(1)Excludes the shares of Class A common stock underlying the Warrants. Reflects the redemption of 11.3 million Acies Class A ordinary shares.
(2)Includes 0.9 million shares of Class A common stock, held by Acies Acquisition, LLC (the "Sponsor") that are subject to forfeiture if certain earnout conditions are not satisfied, as the shares are issued and outstanding as of the Closing of the Business Combination. The 0.9 million shares do not have voting rights until the Earnout Triggering Events have occurred.
(3)Excludes the shares of Class A and Class B common stock underlying stock options and the Earnout Shares, as they do not represent legally outstanding shares of common stock at Closing.
In connection with the Business Combination, the Company incurred direct and incremental costs of $32.8 million related to the equity issuance, consisting primarily of investment banking and other professional fees, which were recorded to additional paid-in capital as a reduction of proceeds.
The Company incurred approximately $1.4 million of expenses primarily related to advisory, legal, and accounting fees in conjunction with the Business Combination. Of this, $0.1 million and $1.3 million was recorded in general and administrative expenses on the consolidated statements of operations for the years ended December 31, 2021 and December 31, 2020, respectively.
The aggregate consideration for the Business Combination was approximately $1,041.0 million, payable in the form of the Company's Class A and Class B common stock and cash. The following table summarizes the merger consideration (in thousands, except per share information):

Consideration
Cash consideration	$102,020
Shares transferred at closing(1)	86,838
Value per share	$10.00
Share consideration	$868,380
Total consideration	$970,400
Shares of common stock underlying vested options	7,060
Value per share	$10.00
Total consideration for vested options	70,600
Aggregate consideration	$1,041,000
(1)Excludes shares of common stock underlying stock options that are vested but unexercised as of the closing date of the Business Combination. As the shares do not represent legally outstanding shares of common stock at closing, they are excluded from the total consideration amount.
The following table reconciles the elements of the Business Combination to the consolidated statements of cash flows for the year ended December 31, 2021:

Cash - Acies Trust and cash (net of redemptions)	$101,965
Cash - PIPE	230,000
Less: Cash consideration	(102,020)
Less: Transaction costs, net of proceeds received from exercises of Old PLAYSTUDIOS' warrants	(44,775)
Net Business Combination and PIPE Financing	$185,170
Reverse Recapitalization
The Business Combination was accounted for as a reverse recapitalization and Acies was treated as the “acquired” company for accounting purposes. The Business Combination was accounted as the equivalent of Old PLAYSTUDIOS issuing stock for the net assets of Acies, accompanied by a recapitalization. Accordingly, all historical financial information presented in these consolidated financial statements represents the accounts of Old PLAYSTUDIOS “as if” Old PLAYSTUDIOS is the predecessor to the Company. The common stock and net income per share, prior to the Business Combination, have been adjusted to share amounts reflecting the Exchange Ratio.

NOTE 4—RELATED-PARTY TRANSACTIONS
The following table is a summary of balance sheet assets and liabilities from related parties:

	December 31, 2021	December 31, 2020	Financial Statement Line Item
Marketing Agreement	$1,000	$1,000	Intangibles, net
Marketing Agreement	$—	$20,000	Accrued liabilities
The Company did not have any revenues recognized from related parties during the years ended December 31, 2021, 2020, and 2019.
In connection with the Business Combination and in accordance with the Merger Agreement, during the year ended December 31, 2021, the Company paid $2.5 million to myCause Charitable Foundation ("myCause"), a 501(c)(3) foundation established and administered by certain members of management of the Company.
The Company’s remaining expenses recognized from related parties were immaterial during the years ended December 31, 2021, 2020, and 2019.
MGM Resorts International (“MGM”)
MGM is a stockholder and MGM's Chief Commercial Officer also serves on the Company’s Board of Directors. MGM owned approximately 16.6 million and 14.6 million shares of the Company's outstanding Class A common stock as of December 31, 2021 and December 31, 2020, respectively.
Marketing Agreement

In April 2011, the Company entered into a joint marketing agreement with MGM (as amended, the “Marketing Agreement”) in exchange for assistance with marketing campaigns and the exclusive right to utilize MGM’s licensed marks and licensed copyrights for the development of certain of the Company’s social casino games. The initial term was for one year from the go-live date of the first such game in July 2012, with an automatic renewal provision for successive two-year terms based on our games meeting certain performance criteria. If our games do not achieve the specified performance criteria, the term will be automatically renewed for a one-year period and the right to utilize MGM’s licensed marks and copyrights will become non-exclusive. The non-exclusive term will be automatically renewed for successive one-year periods so long as our games meet certain other performance criteria. As consideration for the use of MGM’s intellectual property, the Company issued 19.2 million shares of its common stock representing 10% of its then-outstanding common stock; and in lieu of royalty payments, the Company agreed to pay MGM a profit share of: (i) during the exclusive term, a mid- to high-single digit percentage of cumulative net operating income, as defined in the Marketing Agreement, and (ii) during the non-exclusive term, a low- to mid-single digit percentage of cumulative net operating income. As further described in Note 9—Goodwill and Intangible Assets, the Marketing Agreement was recorded as an indefinite-lived intangible asset.
On October 30, 2020, the Company and MGM agreed to amend the Marketing Agreement (the “MGM Amendment”), under which the Company and MGM agreed to terminate the profit share provision. In exchange, the Company agreed to remit to MGM a one-time payment of $20.0 million, payable on the earliest to occur of (i) the PIPE Financing, (ii) the date that the Company waives MGM’s commitment to participate in the PIPE Financing, or (iii) two years from the date of the MGM Amendment. In addition, MGM agreed to reinvest in the Company at a minimum amount of $20.0 million by participating in the PIPE Financing or a private placement of equity offering to third party investors for minimum gross proceeds to the Company of $50.0 million. As a result of the termination, the Company is no longer obligated to make profit share payments, but the other rights and obligations under the Marketing Agreement continue in full force and effect. The Company recorded zero, $0.3 million, and zero as profit share expense during the years ended December 31, 2021, 2020, and 2019, respectively.
On June 21, 2021, the Company consummated the previously announced Business Combination and MGM participated in the PIPE Financing. In connection with the PIPE Financing, the Company recorded an equity contribution from MGM as a settlement of the $20.0 million liability. As of December 31, 2021, the $20.0 million liability was settled in full and no amount remained outstanding.

NOTE 5—RECEIVABLES
Receivables consist of the following:

	December 31, 2021	December 31, 2020
Trade receivables	$20,540	$16,616
Other receivables	153	—
Total receivables	$20,693	$16,616
Trade receivables represent amounts due to the Company from social and mobile platform operators, including Apple, Google, Amazon, and Facebook. Trade receivables are recorded when the right to consideration becomes unconditional. No allowance for doubtful accounts was considered necessary as of December 31, 2021 and December 31, 2020.
Concentration of Credit Risk
As of December 31, 2021, Apple, Inc. and Google, Inc. accounted for 43.0% and 34.6% of the Company’s total receivables, respectively, while as of December 31, 2020, Apple, Inc. and Google, Inc. accounted for 49.0% and 43.0% of the Company’s total receivables, respectively. As of December 31, 2021 and December 31, 2020, the Company did not have any additional counterparties that exceeded 10% of the Company’s net accounts receivable.
During the year ended December 31, 2021, the Company entered into agreements pursuant to which the Company acquired the rights to develop and operate Tetris®-branded mobile games. As contemplated in the agreements, the Company agreed to a $8.0 million Advance Payment (as defined in Note 15—Commitments and Contingencies). If the Company and the counterparty fail to perform according to the terms of the agreements, the maximum amount of loss which the Company may incur is approximately $9.7 million, of which $8.0 million related to the Advance Payment is reported within the Other long-term assets line item on the Consolidated Balance Sheets.

NOTE 6—FAIR VALUE MEASUREMENT
The carrying values of the Company’s cash and cash equivalents, trade receivables, and accounts payable approximate fair value due to their short maturities.
The following tables present the financial assets not measured at fair value on a recurring basis as of December 31, 2021 and December 31, 2020:

	December 31, 2021
	Carrying Value	Estimated Fair Value	Fair Value Hierarchy	Financial Statement Line Item
Financial assets:
Notes receivable - current	$8	$8	Level 3	Receivables
Notes receivable - non-current	3,391	3,391	Level 3	Other long-term assets
Advance payment - non-current	8,000	8,000	Level 3	Other long-term assets
Total financial assets	$11,399	$11,399

	December 31, 2020
	Carrying Value	Estimated Fair Value	Fair Value Hierarchy	Financial Statement Line Item
Financial assets:
Notes receivable - non-current	$815	$815	Level 3	Other long-term assets
Total financial assets	$815	$815
The notes receivable are fixed-rate investments, are not traded and do not have observable market inputs, therefore, the fair value is estimated to be equal to the carrying value. The advance payment is a not traded asset and does not have observable market inputs, therefore, the fair value is estimated to be equal to the carrying value.
The following table presents the liabilities measured at fair value on a recurring basis, by input level, in the Consolidated Balance Sheet at December 31, 2021:

	December 31, 2021
	Level 1	Level 2	Level 3	Total
Financial liabilities:
Public Warrants	$4,255	—	—	4,255
Private Warrants	—	2,266	—	2,266
Total financial liabilities	$4,255	$2,266	$—	$6,521
The Company did not have any liabilities similar to those above requiring fair value measurement at December 31, 2020.

NOTE 7—PROPERTY AND EQUIPMENT, NET
Property and equipment, net consists of the following:

	December 31, 2021	December 31, 2020
Computer equipment	$9,361	$8,328
Leasehold improvements	6,310	6,365
Furniture and fixtures	2,125	2,266
Construction in progress	721	90
Total property and equipment	18,517	17,049
Less: accumulated depreciation	(13,228)	(10,848)
Total property and equipment, net	$5,289	$6,201
The aggregate depreciation expense for property and equipment, net is reflected in “Depreciation and amortization” in the Consolidated Statements of Operations. During the years ended December 31, 2021, 2020, and 2019, depreciation expense was $2.8 million, $2.8 million, and $2.6 million, respectively. No impairment charges or material write-offs were recorded for the years ended December 31, 2021, 2020, and 2019.

Property and equipment, net by region consists of the following:

	December 31, 2021	December 31, 2020
United States	$1,672	$2,098
EMEA(1)	2,813	3,436
All other regions and countries	804	667
Total property and equipment, net	$5,289	$6,201

(1)Europe, Middle East, and Africa (“EMEA”). Amounts primarily represent leasehold improvements of local office space and computer equipment.

NOTE 8—INTERNAL-USE SOFTWARE, NET
Internal-use software, net consists of the following:

	December 31, 2021	December 31, 2020
Internal-use software	$130,942	$103,041
Less: accumulated amortization	(87,675)	(64,285)
Total internal-use software, net	$43,267	$38,756
The aggregate amortization expense for internal-use software, net is reflected in "Depreciation and amortization" in the Consolidated Statements of Operations. During the years ended December 31, 2021, 2020, and 2019, the Company capitalized internal-use software development costs of $28.3 million, $25.8 million, and $21.9 million, respectively. Total amortization expense associated with its capitalized internal-use software development costs for the years ended December 31, 2021, 2020, and 2019 was $23.7 million, $18.7 million, and $21.1 million, respectively. There were no write-offs or impairment charges recorded for the years ended December 31, 2021, 2020, and 2019.
Subsequent to December 31, 2021, the Company adopted a plan to suspend the further development of Kingdom Boss during the first quarter of 2022, resulting in a change in the useful life of the assets associated with Kingdom Boss. The Company expects to record a non-cash impairment charge during the first quarter of 2022. As of December 31, 2021, the gross carrying amount of internal-use software associated with Kingdom Boss was $8.7 million and the total accumulated amortization was $0.1 million).

NOTE 9—GOODWILL AND INTANGIBLE ASSETS
Goodwill
The Company had $5.1 million in goodwill as of December 31, 2021 and December 31, 2020. Other than the Business Combination and reverse recapitalization described in Note 3—Business Combination, there were no business combinations during the years ended December 31, 2021 and 2020. There were no indicators of impairment as of December 31, 2021 and December 31, 2020.

Intangible Assets
The following table provides the gross carrying value and accumulated amortization for each major class of intangible asset other than goodwill:

	December 31, 2021			December 31, 2020
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Amortizable intangible assets:
Licenses	$19,000	$(1,245)	$17,755	$1,000	$(500)	$500
Trade names	1,240	(1,240)	—	1,240	(1,116)	124
	20,240	(2,485)	17,755	2,240	(1,616)	624
Nonamortizable intangible assets:
Marketing Agreement with MGM Resorts International	1,000	—	1,000	1,000	—	1,000
Total intangible assets	$21,240	$(2,485)	$18,755	$3,240	$(1,616)	$1,624
Intangible assets consist of trade names and long-term license agreements with various third parties. The Company entered into agreements with N3TWORK Inc. and The Tetris Company, LLC pursuant to which the Company acquired the rights to develop and operate Tetris®-branded mobile games for an initial term through August 2024. The Company paid N3TWORK Inc. $13.0 million at closing and agreed to pay up to an additional $34.0 million subject to satisfaction of certain conditions, of which $8.0 million was an Advance Payment (as defined in Note 15—Commitments and Contingencies). In addition, the Company will pay royalties to The Tetris Company, LLC, the licensor of the rights.
The aggregate amortization expense for amortizable intangible assets is reflected in “Depreciation and amortization” in the Consolidated Statements of Operations. During the years ended December 31, 2021, 2020, and 2019, amortization was $0.9 million, $0.7 million, and $1.4 million, respectively. There were no impairment charges for intangible assets for the years ended December 31, 2021, 2020, and 2019.
As of December 31, 2021, the estimated annual amortization expense for the years ended December 31, 2021 through 2025 is as follows:

Year Ending December 31,	Projected Amortization Expense
2022	$6,745
2023	6,645
2024	4,365
2025	—
2026	—
Total	$17,755
NOTE 10—WARRANT LIABILITIES
Public Warrants and Private Warrants
Upon the closing of the Business Combination, there were approximately 7.2 million publicly-traded redeemable warrants to purchase shares of Class A common stock (the "Public Warrants") and 3.8 million redeemable warrants to purchase shares of Class A common stock initially issued to the Sponsor in a private placement (the "Private Warrants") by Acies. Each whole Public Warrant entitles the registered holder to purchase one whole share of the Company’s Class A common stock at a price of $11.50 in cash per share, subject to adjustment as discussed below, as of October 27, 2021. Pursuant to the Warrant Agreement, a holder of Public Warrants may exercise the Public Warrants only for a whole number of shares of Class A common stock. The Public Warrants will expire 5 years after the completion of the Business Combination, or earlier upon redemption or liquidation. The Private Warrants are identical to the Public Warrants, except that the Private Warrants and the shares of Class A common stock issuable upon exercise of the Private Warrants were not transferable until after the completion of the Business Combination, subject to certain limited exceptions. Additionally, the Private Warrants are non-redeemable so long as they are held by the initial holder or any of its permitted transferees. If the

Private Warrants are held by someone other than the initial holder or its permitted transferees, the Private Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants. The Private Warrants may be exercised on a cashless basis so long as held by the Sponsor or certain permitted transferees.
The Company may redeem the outstanding Public Warrants in whole, but not in part, at a price of $0.01 per Public Warrant upon a minimum of 30 days’ prior written notice of redemption, if and only if the last sale price of the Company’s common stock equals or exceeds $18.00 per share for any 20-trading days within a 30-trading day period ending three business days before the Company sends the notice of redemption to the holders of the Public Warrants. If the Company calls the Public Warrants for redemption, management will have the option to require all holders that wish to exercise the Public Warrants to do so on a cashless basis. In no event will the Company be required to net cash settle the exercise of Public Warrants.
At December 31, 2021, there were approximately 7.2 million Public Warrants and 3.8 million Private Warrants outstanding. Refer to Note 6—Fair Value Measurement for further information.

NOTE 11—ACCRUED LIABILITIES
Accrued liabilities consist of the following:

	December 31, 2021	December 31, 2020
MGM profit share buyout	$—	$20,000
Accrued payroll and vacation	5,696	4,860
Minimum guarantee liability	5,200	—
Other accruals	4,703	4,229
Total accrued liabilities	$15,599	$29,089
MGM Profit Share Buyout
As further described in Note 4—Related-Party Transactions to these consolidated financial statements, in October 2020, the Company and MGM agreed to amend the Marketing Agreement to terminate the profit share provision. In exchange, the Company agreed to remit to MGM a one-time payment of $20.0 million, payable on the earliest to occur of (i) the PIPE Financing, (ii) the date that the Company waives MGM’s commitment to participate in the PIPE Financing, or (iii) two years from the date of the MGM Amendment. At the Closing of the Business Combination, the Company satisfied all obligations related to the MGM profit share buyout.

NOTE 12—REVENUE FROM CONTRACTS WITH CUSTOMERS
Disaggregation of Revenue
The following table summarizes the Company’s revenue disaggregated by type, and by over time or point in time recognition:

	Years Ended December 31,
	2021	2020	2019
Virtual currency (over time)(1)	$280,087	$268,137	$231,726
Advertising (point in time)	6,964	1,745	383
Other revenue (point in time)	$368	$—	$7,312
Total net revenue	$287,419	$269,882	$239,421

(1)Virtual currency is recognized over the estimated consumption period.

The following table summarizes the Company’s revenue disaggregated by geography:

	Years Ended December 31,
	2021	2020	2019
United States	$250,252	$228,568	$200,418
All other countries	37,167	41,314	39,003
Total net revenue	$287,419	$269,882	$239,421
Contract Balances
Contract assets represent the Company’s ability to bill customers for performance obligations completed under a contract. As of December 31, 2021 and December 31, 2020, there were no contract assets recorded in the Company’s consolidated balance sheet. The deferred revenue balance related to the purchase of virtual currency was immaterial as of December 31, 2021 and December 31, 2020. The opening and closing balance of trade receivables is further described in Note 5—Receivables.

NOTE 13—LONG-TERM DEBT
Credit Agreement
On June 24, 2021, in connection with the Closing, the Company terminated and replaced the Revolver (as defined below). The Company, a subsidiary of the Company, JPMorgan Chase Bank, N.A., as administrative agent and JPMorgan Chase Bank, N.A., Silicon Valley Bank and Wells Fargo Securities, LLC, as joint bookrunners and joint lead arrangers entered into a credit agreement (the “Credit Agreement”) which provides for a five-year revolving credit facility in an aggregate principal amount of $75.0 million. Borrowings under the Credit Agreement may be borrowed, repaid and re-borrowed by the Company, and are available for working capital, general corporate purposes, and permitted acquisitions.
Commitment fees and interest rates are determined on the basis of either a Eurodollar rate or an Alternate Base Rate plus an applicable margin. The applicable margins are initially 2.50%, in the case of Eurodollar loans, and 1.50%, in the case of Alternate Base Rate loans. The applicable margin is subject to adjustment based upon the Company's Total Net Leverage Ratio (as defined in the Credit Agreement). Eurodollar rates and the Alternate Base Rate are subject to floors of 0.00% and 1.00%, respectively. The Credit Agreement contains various affirmative and negative financial and operational covenants applicable to the Company and its subsidiaries.
The Credit Agreement includes customary reporting requirements, conditions precedent to borrowing and affirmative, negative and financial covenants. Specific financial covenants include the following, commencing with the quarter ended September 30, 2021:
•Maximum Net Leverage Ratio of 3.50:1.00 (subject to increase to 4.00:1.00 following consummation of certain material acquisitions)
•Minimum Fixed Charge Coverage Ratio of 1.25:1.00.
At issuance, the Company capitalized $0.7 million in debt issuance costs. As of December 31, 2021, the Company has not made any drawdowns on the Credit Agreement.
Private Venture Growth Capital Loan
On March 27, 2020, the Company entered into an agreement for a revolving credit facility (the “Revolver”) with Silicon Valley Bank (“SVB”). The Revolver was secured by the assets including intellectual property of the Company and matures on September 27, 2022. Borrowings under the Revolver may be borrowed, repaid and re-borrowed by the Company, and are available for working capital, general corporate purposes and permitted acquisitions. Up to $3.0 million of the Revolver may be used for letters of credit. On June 24, 2021, in connection with the Closing, the Company terminated and replaced the Revolver as described above.
During the year ended December 31, 2021 and in conjunction with the refinancing described above, the Company wrote off its remaining $0.1 million of debt issuance costs to "Interest income (expense), net" on the Consolidated Statements of Operations.
NOTE 14—INCOME TAXES
As of December 31, 2021, unremitted earnings in foreign subsidiaries are indefinitely reinvested. Should these earnings be distributed in the future in the form of dividends or otherwise, the Company would be subject to withholding taxes payable to various jurisdictions. Due to the 2017 Tax Act, there is no U.S. federal tax on cash repatriation from foreign subsidiaries, but it could be subject to foreign withholding tax and U.S. state income taxes.
Income before income taxes by tax jurisdiction consists of the following:

	Years Ended December 31,
	2021	2020	2019
United States	$25,181	$8,738	$11,164
Foreign	(14,702)	2,398	6,425
Total income	$10,479	$11,136	$17,589
Provision for current and deferred income taxes consists of the following:

	Years Ended December 31,
	2021	2020	2019
Current tax expense:
Federal	$959	$945	$241
State	731	297	720
Foreign	396	791	665
Total current tax expense	$2,086	$2,033	$1,626

Deferred tax expense:
Federal	$1,443	$(3,045)	$1,997
State	(404)	(748)	55
Foreign	(3,383)	89	297
Total deferred tax expense	$(2,344)	$(3,704)	$2,349

Income tax expense (benefit)	$(258)	$(1,671)	$3,975
The difference between the actual rate and the federal statutory rate is as follows:

	Years Ended December 31,
	2021	2020	2019
Statutory rate	21.0%	21.0%	21.0%
Foreign provision	0.6	(0.3)	(6.5)
State/province income tax	4.0	0.1	5.6
Stock compensation	(1.6)	(19.2)	7.5
Unrecognized tax benefits	8.9	—	—
Other effects of check-the-box election	—	(6.2)	0.2
Research credit	(11.0)	(11.5)	(5.9)
Adjustment to carrying value	1.5	(4.0)	(0.3)
Foreign tax credit	(4.6)	(9.1)	(0.7)
Valuation allowance	3.2	9.0	—
Foreign-derived intangible income deduction (FDII)	—	(2.7)	(1.1)
Non-deductible expenses-other	3.4	2.4	2.0
Foreign branch income	1.3	4.5	1.0
Fair value adjustment on warrants	(27.9)	—	—
Other	(1.3)	1.0	(0.2)
Effective tax rate	(2.5)%	(15.0)%	22.6%

Deferred tax assets and liabilities consist of the following:

	December 31,
	2021	2020
Deferred tax assets:
Net operating loss carryforwards	$10,384	$—
Tax credit carryforwards	4,929	6,882
Accrued liabilities	785	5,576
Stock compensation	2,221	1,457
Charitable contribution	697	—
Deferred rent	41	74
Other	89	276
Total gross deferred tax assets	$19,146	$14,265
Less: Valuation allowance	(1,334)	(1,002)
Total deferred tax assets	$17,812	$13,263
Deferred tax liabilities:
Intangibles	176	185
Property and equipment	10,189	12,457
Prepaid taxes	1,165	482
Total deferred tax liabilities	$11,530	$13,124
Deferred tax assets (liability), net	$6,282	$139

Foreign tax credits can be carried forward to offset future U.S. taxable income subject to certain limitations for a period of 10 years. Foreign tax credits of $1.3 million will begin to expire in 2030. As of December 31, 2021, the Company had a full valuation allowance of $1.3 million on the foreign tax credit carryforward due to the uncertainty of future foreign source taxable income, primarily due to projected tax deductions associated with future exercises of non-qualified stock options. In making such determination, the Company considered all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, projected future foreign source income, tax planning strategies and recent financial operations. These assumptions required significant judgment about the forecasts of future taxable and foreign source income.
The following is a tabular reconciliation of the total amounts of deferred tax asset valuation allowance:

	Years Ended December 31,
	2021	2020
Balance at beginning of period	$1,002	$—
Charged to provision for income taxes	332	1,002
Balance at end of period	$1,334	$1,002

The Company had approximately $40.0 million of accumulated federal net operating loss as of December 31, 2021, which may be carried forward indefinitely to offset taxable income. The Company had approximately $0.6 million of federal research credit carryforwards as of December 31, 2021. The federal research credits are limited to a 20-year carryforward period and will expire starting in 2041.

The Company had tax effected state net operating loss carryforwards of approximately $1.9 million as of December 31, 2021, which will expire between 2036 and 2041. The Company had $3.1 million of California research credit carryforwards as of December 31, 2021, which may be carried forward indefinitely. The Company also had $0.6 million of Texas research credit carryforwards as of December 31, 2021, which may be carried forward for 20 years and will expire starting in 2037.

The following is a tabular reconciliation of the total amounts of unrecognized tax benefits:

	Years Ended December 31,
	2021	2020	2019
Balance at beginning of period	$—	$—	$—
Increases for tax positions of prior years	609	—	—
Increases for tax positions of current year	148	—	—
Settlements	(120)	—	—
Balance at end of period	$637	$—	$—

The Company has analyzed filing positions in all of the federal, state, and foreign jurisdictions where it is required to file income tax returns and for all open tax years. As of December 31, 2021, the Company recorded approximately $0.6 million of unrecognized tax benefits, all of which would impact the effective tax rate, if recognized. The Company does not anticipate that its unrecognized tax benefits will materially change within the next 12 months. The Company’s policy for recording interest and penalties associated with audits and unrecognized tax benefits is to record such items as a component of income tax expense. As of December 31, 2021, income tax expense includes an accrual of $0.1 million for the payment of interest and penalties associated with unrecognized tax benefits.

The Company is subject to taxation in the U.S. and various states and foreign jurisdictions. With few exceptions, the Company is subject to examination for both U.S. federal and state tax returns for the years 2018 to present. In June 2020, the Company was notified by the Internal Revenue Service regarding an examination of the Company’s federal income tax return for the tax year ended December 31, 2017. The examination was concluded in late 2021 and resulted in an audit adjustment of $0.1 million. In late 2019, the Company was notified by the Israel Tax Authority that the Company’s Israel tax returns for the tax years ended December 31, 2016 through 2018 are under examination. The tax years 2016 through 2021 remain open to examination under the statute of limitations by the Israel Tax Authority for Israel. The tax years starting from 2018 remain open to examination by the Hong Kong Inland Revenue Department for Asia. For the remaining jurisdictions, the Company is subject to examination by tax authorities from the date the Company started operations in the respective foreign jurisdiction to present.
NOTE 15—COMMITMENTS AND CONTINGENCIES
Minimum Guarantee Liability
The following are the Company’s total minimum guaranteed obligations:

	Years Ended December 31,
	2021	2020
Minimum guarantee liability-current	$5,200	$100
Minimum guarantee liability-noncurrent	—	300
Total minimum guarantee obligations	$5,200	$400
Weighted-average remaining term (in years)	2.6	2.5

The following are the Company’s remaining expected future payments of minimum guarantee obligations as of December 31, 2021:

Minimum Guarantee Obligations
2022	$5,200
2023	—
2024	—
2025	—
2026	—
Total	$5,200
Leases
The Company leases both office space and office equipment and classifies these leases as either operating or capital leases for accounting purposes based upon the terms and conditions of the individual lease agreements. As of December 31,

2021, all leases were classified as operating leases and expire at various dates through 2027, with certain leases containing renewal option periods of two to five years at the end of the current lease terms.
The Company’s future minimum rental commitments as of December 31, 2021, are as follows:

Minimum Rental Commitments
2022	$4,200
2023	4,415
2024	4,349
2025	2,598
2026 and Thereafter	3,177
Total	$18,739
Certain lease agreements have rent escalation provisions over the lives of the leases. The Company recognizes rental expense based on a straight-line basis over the term of the leases. Rental expense was $4.7 million, $4.7 million, and $4.3 million for the years ended December 31, 2021, 2020, and 2019, respectively, which is included within “General and administrative” expenses in the Consolidated Statements of Operations.
N3TWORK, Inc.
On November 22, 2021, the Company entered into agreements with N3TWORK Inc. and The Tetris Company, LLC pursuant to which the Company acquired the rights to develop and operate Tetris®-branded mobile games for an initial term through August 2024. The Company paid N3TWORK Inc. $13.0 million at closing and agreed to pay up to an additional $34.0 million subject to satisfaction of certain conditions (the "Contingent Payments"). As of December 31, 2021, the Company advanced $8.0 million of the Contingent Payments (the "Advance Payment"). None of the Advance Payment was considered earned as of December 31, 2021, which is included within "Other long-term assets" within the Consolidated Balance Sheets.
Other
The Company is party to ordinary and routine litigation incidental to its business. On a case-by-case basis, the Company engages inside and outside counsel to assess the probability of potential liability resulting from such litigation. After making such assessments, the Company makes an accrual for the estimated loss only when the loss is reasonably probable and an amount can be reasonably estimated. The Company does not expect the outcome of any pending litigation to have a material effect on the Company’s Consolidated Balance Sheets, Consolidated Statements of Operations, or Consolidated Statements of Cash Flows.
In May 2021, the Company became party to a litigation matter brought by TeamSava d.o.o. Beograd (“TeamSava”) and other related parties. The plaintiffs filed a Statement of Claim in May 2021 in Tel Aviv District Court in Israel, alleging claims, among other things, that the Company breached the terms of a commercial contract relating to services provided by TeamSava and related parties in connection with the sourcing and administrative management of personnel in Serbia who provided game development services exclusively for the Company. The pending litigation seeks damages of 27.3 million New Israeli Shekels ("NIS"). The Company believes that the claims are without merit and the Company intends to vigorously defend against them; however, there can be no assurance that the Company will be successful in the defense of this litigation. The Company’s range of possible loss could be up to 27.3 million NIS based on the claim amount of the litigation, but the Company is not able to reasonably estimate the probability or amount of loss and therefore has not made any accruals.

NOTE 16—STOCKHOLDERS’ EQUITY
The Consolidated Statements of Stockholders’ Equity reflect the reverse recapitalization as discussed in Note 3—Business Combination as of June 21, 2021. As Old PLAYSTUDIOS was deemed the accounting acquirer in the reverse recapitalization with Acies, all periods prior to the consummation date reflect the balances and activity of Old PLAYSTUDIOS. The consolidated balances and the audited consolidated financial statements of Old PLAYSTUDIOS, as of December 31, 2020, and the share activity and per share amounts in these Consolidated Statements of Stockholders' Equity were retroactively adjusted, where applicable, using the recapitalization exchange ratio of 0.233 for Old PLAYSTUDIOS common stock. Old PLAYSTUDIOS Series A Preferred Stock, Old PLAYSTUDIOS Series B Preferred Stock, Old PLAYSTUDIOS Series C-1 Preferred Stock, and Old PLAYSTUDIOS Series C Preferred Stock were deemed converted into shares of Old PLAYSTUDIOS common stock at a share conversion factor of 1.0 as a result of the reverse recapitalization.

Old PLAYSTUDIOS warrants to purchase preferred stock were deemed exercised and the underlying shares converted based on the respective preferred stock conversion ratio. See Note 3—Business Combination for further discussion.
Common Stock
As of December 31, 2021, the Company was authorized to issue 2.0 billion and 25.0 million shares of Class A and Class B common stock, respectively. The Company had 110.1 million and 74.4 million shares of Class A common stock and 16.1 million and 19.0 million shares of Class B common stock issued and outstanding as of December 31, 2021 and December 31, 2020, respectively.
Subject to the prior rights of the holders of any preferred stock, the holders of common stock are entitled to receive dividends out of the funds legally available at the times and in the amounts determined by the Company's Board of Directors. Each holder of Class A common stock is entitled to one vote for each share of Class A common stock held and each holder of Class B common stock is entitled to twenty votes for each share of Class B common stock held. After the full preferential amounts due to preferred stockholders have been paid or set aside, the remaining assets of the Company available for distribution to its stockholders, if any, are distributed to the holders of common stock ratably in proportion to the number of shares of common stock then held by each such holder. None of the Company’s common stock is entitled to preemptive rights and neither is subject to redemption. With the exception of the conversion of the Class B common stock into Class A common stock as described below, the Company’s common stock is not convertible into any other shares of the Company’s capital stock.
The shares of Class B common stock are subject to a “sunset” provision if any member of the Founder Group transfers shares of Class B common stock outside the Founder Group (except for certain permitted transfers). In the event of such non-permitted transfers, any share transferred will automatically convert into shares of Class A common stock. In addition, the outstanding shares of Class B common stock will be subject to a “sunset” provision by which all outstanding shares of Class B common stock will automatically convert into shares of Class A common stock (i) if holders representing a majority of the Class B common stock vote to convert the Class B common stock into Class A common stock, (ii) if the Founder Group and its permitted transferees collectively no longer beneficially own at least 20% of the number of shares of Class B common stock collectively held by the Founder Group as of the Effective Time, or (iii) on the nine-month anniversary of the Founder’s death or disability, unless such date is extended by a majority of independent directors of the Company.
Accumulated Other Comprehensive Income
The following tables show a summary of changes in accumulated other comprehensive income:

	Currency Translation Adjustment	Total Accumulated Other Comprehensive Income
Balance as of December 31, 2020	$481	$481
Foreign currency translation	(88)	(88)
Balance as of December 31, 2021	$393	$393

	Currency Translation Adjustment	Total Accumulated Other Comprehensive Income
Balance as of December 31, 2019	$98	$98
Foreign currency translation	383	383
Balance as of December 31, 2020	$481	$481
Stock Repurchase Program
On November 10, 2021, the Company’s Board of Directors approved a stock repurchase program authorizing the Company to purchase up to $50.0 million of the Company’s Class A common stock over a period of 12 months. Subject to applicable rules and regulations, the shares may be purchased from time to time in the open market or in privately negotiated transactions. Such purchases will be at times and in amounts as the Company deems appropriate, based on factors such as market conditions, legal requirements, and other business considerations. As of December 31, 2021, the Company has not repurchased any Class A common stock under the stock repurchase program.

NOTE 17—STOCK-BASED COMPENSATION
2011 and 2021 Equity Incentive Plans
Old PLAYSTUDIOS' 2011 Omnibus Stock and Incentive Plan (the “2011 Plan”) provides for the grant of incentive and non-statutory options, stock appreciation rights, restricted stock awards and restricted stock units to employees, directors and consultants of the Company, collectively referred to as “Awards.”
Each Old PLAYSTUDIOS stock option from the 2011 Plan that was outstanding immediately prior to the Mergers and held by current employees or service providers, whether vested or unvested, was converted into an option to purchase 0.233 shares of common stock (each such option, an “Exchanged Option”). Except as specifically provided in the Merger Agreement, following the Mergers, each Exchanged Option continues to be governed by the same terms and conditions (including vesting and exercisability terms) as were applicable to the corresponding former Old PLAYSTUDIOS option immediately prior to the consummation of the Mergers. All equity awards activity was retroactively restated to reflect the Exchanged Options.
On June 17, 2021, the Company approved the 2021 Equity Incentive Plan (the “2021 Plan”). The aggregate number of shares of common stock initially reserved for future issuance under the 2021 Plan is 16.7 million. The number of shares of common stock available under the 2021 Plan will increase annually on the first day of each calendar year, beginning with the calendar year ending December 31, 2022, with such annual increase equal to the lesser of (i) 5% of the number of shares of common stock issued and outstanding on the last business day of the immediately preceding fiscal year and (ii) an amount determined by the Company's Board of Directors. As of December 31, 2021, the Company has not issued any awards under the 2021 Plan.
The 2021 Plan provides for the grant of non-qualified stock options, incentive stock options, stock appreciation rights, restricted stock, restricted stock units, and other stock awards, and performance awards to employees, officers, non-employee directors and independent contractors of the Company. The 2021 Plan became effective immediately upon the closing of the Merger and replaces the 2011 Plan.
Stock-Based Compensation
In connection with the Domestication and the Closing of the Business Combination, the Founder Group beneficially owned 16.1 million shares of Class B common stock, resulting in 74.6% of voting power of the Company. In addition, on the Closing Date of the Business Combination, the Founder Group was the beneficial owner of 2.2 million fully vested options underlying shares of Class B common stock, which accounted for all of Mr. Pascal's outstanding options on the Closing Date of the Business Combination. As a result of the Business Combination, the Founder Group has a controlling interest in the Company. As the Founder Group did not have control of Old PLAYSTUDIOS immediately prior to the Business Combination, and as Mr. Pascal is an employee of the Company, the incremental value resulting from the super vote premium is accounted for as incremental compensation costs. During the year ended December 31, 2021, the Company incurred $1.1 million of additional compensation expense related to the Founder Group's beneficial ownership interest in Class B common stock and the underlying vested options as of the Closing Date.
The following table summarizes stock-based compensation expense that the Company recorded in income (loss) from operations for the periods shown:

	Years Ended December 31,
	2021	2020	2019
Selling and marketing	$72	$94	$85
General and administrative	1,704	1,044	964
Research and development	2,679	2,381	4,835
Stock-based compensation expense	$4,455	$3,519	$5,884
Capitalized stock-based compensation	$657	$605	$912
Stock Options
All of the options granted under the 2011 Plan have time-based vesting periods vesting over a period of three to four years and a maximum term of 10 years from the grant date.

The following is a summary of stock option activity for time-based options for the year ended December 31, 2021 (in thousands, except weighted-average exercise price and remaining term):

	No. of Options	Weighted-Average Exercise Price	Weighted-Average Remaining Term (in Years)	Aggregate Intrinsic Value
Outstanding - December 31, 2020	18,093	$0.85
Granted	128	7.85
Exercised	(2,676)	0.90
Forfeited	(658)	1.90
Expired	(138)	1.63
Outstanding - December 31, 2021	14,749	0.85	6.3	$46,246
Unvested - December 31, 2021	3,875	0.88	7.5	12,299
Exercisable - December 31, 2021	10,874	0.84	5.8	33,947
The following table presents the weighted-average assumptions used to estimate the fair value of the stock options granted in the Company’s consolidated financial statements:

	For the Years Ended December 31,
	2021	2020	2019
Expected term (in years)	5.86	5.96	5.93
Expected volatility	51.24%	59.56%	70.00%
Risk-free interest rate range	0.54% – 0.60%	0.24% – 0.51%	1.54% – 2.59%
Dividend yield	0%	0%	0%
Grant-date fair value	$4.01	$0.60	$0.27
As of December 31, 2021, there was approximately $5.9 million of total unrecognized compensation expense related to stock options to employees. As of December 31, 2021, this cost is expected to be recognized over a remaining average period of 1.6. The total intrinsic value of stock options exercised under the provisions of the 2011 Plan during the years ended December 31, 2021, 2020, and 2019, was $17.6 million, $19.6 million, and $1.2 million, respectively.
Restricted Stock Units ("RSU(s)")
Subsequent to December 31, 2021, the Company granted total awards of 7.6 million RSUs to employees. The RSUs vest over time subject to continued employment and the fair value of RSUs is estimated on the grant date using the underlying share price. Total unrecognized compensation expense related to RSUs was $32.5 million and is expected to be recognized over a remaining average period of 2.7 years.

NOTE 18—NET INCOME PER SHARE
Basic net income per share is computed by dividing net income attributable to Class A and Class B common stockholders by the weighted-average number of shares of each respective class of common stock outstanding during the period. Diluted net income per share is computed by dividing net income attributable to Class A and Class B common stockholders by the weighted-average number of each respective class of common stock outstanding, including the potential dilutive securities. For the calculation of diluted net income per share, net income attributable to Class A and Class B common stockholders is adjusted to reflect the potential effect of dilutive securities.
As result of the reverse recapitalization, the Company has retroactively adjusted the weighted average shares outstanding prior to the Business Combination to give effect to the Exchange Ratio used to determine the number of shares of common stock into which they were converted.
The following table sets forth the computation of basic and diluted net income attributable to Class A and Class B common stockholders per share (in thousands except per share data):

	Years Ended December 31,
	2021		2020		2019
	Class A	Class B	Class A	Class B	Class A	Class B
Numerator
Net income attributable to common stockholders – basic	$9,182	$1,555	$10,191	$2,616	$10,819	$2,795
Potential dilutive effect of stock options	4	(4)	79	(79)	37	(37)
Net income attributable to common stockholders – diluted	$9,186	$1,551	$10,270	$2,537	$10,856	$2,758
Denominator
Weighted average shares of common stock outstanding - basic	95,588	16,130	73,940	18,977	73,462	18,977
Potential dilutive effect of stock options	11,229	1,951	8,819	1,467	3,914	678
Weighted average shares of common stock outstanding - dilutive	106,817	18,081	82,759	20,444	77,376	19,655
Net income attributable to common stockholders per share
Basic	$0.10	$0.10	$0.14	$0.14	$0.15	$0.15
Diluted	$0.09	$0.09	$0.12	$0.12	$0.14	$0.14

For the periods presented above, the net income per share amounts are the same for Class A and Class B common stock because the holders of each class are entitled to equal per share dividends or distributions in liquidation in accordance with the Certificate of Incorporation. The undistributed earnings for each period are allocated based on the contractual participation rights of the Class A and Class B common stock as if the earnings for the period had been distributed. As the liquidation and dividend rights are identical, the undistributed earnings are allocated on a proportionate basis.
The following equity awards outstanding at the end of each period presented have been excluded from the computation of diluted net income per share of common stock for the periods presented due to their anti-dilutive effect:

	December 31, 2021	December 31, 2020	December 31, 2019
Stock options	—	79	6,478
Public Warrants	7,175	—	—
Private Warrants	3,821	—	—
Earnout Shares	15,000	—	—
	25,996	79	6,478

NOTE 19—EMPLOYEE BENEFIT PLAN
The Company offers a 401(k) retirement savings plan to eligible employees. Employee contributions are voluntary and made on a pretax basis subject to Internal Revenue Service limitations. The Company does not match any of the contributions made by its employees.